
12025920

2011 ANNUAL REPORT

Notice of 2012 Annual Meeting
Proxy Statement



→ Charged to innovate. Driven to solve.™

CONTENTS

2011 HIGHLIGHTS







- Marine Imaging Systems revenues increased 40%
- Recorded revenue from first 12-streamer sale
- Continued BasinSPAN™ traction in Arctic, Brazil, East and West Africa
- Launched new ResSCAN™ 3D reservoir imaging and characterization offering, with three programs in the Marcellus and Niobrara shales
- Data processing business rebounded, with sequential quarterly revenue improvement
- Ended year with record Solutions backlog
- Made record investment in multi-client programs
- Saw continued improving Gulf of Mexico trends
- INOVA profitable in fourth quarter

Letter to
Shareholders

R. Brian Hanson
President and Chief Executive Officer



I am pleased to report that ION delivered solid results in 2011 and made dramatic improvements over 2010. Excluding our legacy land business, our 2011 revenues increased 6% to $455 million. Excluding special items*, we reported net income of $34.6 million, an increase of over 50% from 2010, and $0.22 per diluted share. Our actual reported net income in 2011 was $23.4 million, or $0.15 per diluted share, compared to a net loss of ($38.8) million, or ($0.27) per share, in 2010.

Our Marine Imaging Systems business saw 40% year-over-year revenue growth, driven by strong towed streamer sales, including recognition of a twelve-streamer system sold to BGP. Our Concept Systems navigational software and services business experienced another solid year, aided by subscriptions for our industry-leading Orca® command & control software for marine seismic acquisition. Of note, in 2011, we achieved a milestone 50th installation of Orca. We foresee continued growth in the marine seismic industry, especially in the high-end 3D and 4D sector, and we're continuing to invest in research and development of new integrated towed streamer, seabed, and navigational acquisition technologies.

Our Solutions business, which includes data processing, new ventures, and data libraries, delivered robust full-year revenues of $263 million in 2011. We increased our new ventures customer count by 33%, our highest count ever; achieved a milestone $1 billion dollars of multi-client sales since the program's inception; and significantly expanded our BasinSPAN library, adding programs in the Arctic, Brazil, East Africa, Nigeria, and the Black Sea. Our library revenues have been solid, and our level of multi-client investment has never been greater, with a record investment of $144 million in 2011.

2011 was another challenging year for our data processing business, as resumption of E&P activity in the Gulf of Mexico following the 2010 Macondo incident was slower than we had hoped or expected. That said, the business picked up steam in the second half of the year and is now almost back to pre-Macondo levels. We saw – and continue to see – sequential improvements in data processing results each quarter. We recently signed the biggest single data processing contract award in our history, with Pemex, and ended the year with record backlog for our Solutions segment (data processing and new ventures), positioning us well for 2012 and future years.

Our data processing business was originally 100% marine-focused and performed all its work in the Gulf of Mexico. Over time, we developed a strategy to branch out internationally and also move into land processing. In mid 2010, approximately two-thirds of our data processing revenues came from the Gulf of Mexico. By mid 2011, we had filled half the void created by the reduction of activity in the Gulf with increased international revenues and shifted the mix of Gulf of Mexico business from two-thirds to one-third. Today we have data processing centers operating in North America, Brazil, Trinidad, Nigeria, London, Aberdeen, Moscow, and Egypt. We expect to continue this geographic expansion.

The land seismic equipment market remained slow through 2011, as the events in the Middle East and North Africa forced many land crews to shut down. We currently estimate that one-third of global land crews remain stacked, with many of those located in Russia, China, and the troubled areas in North Africa and the Middle East. While the land market has been slow to recover, we're seeing signs of improvement. In the fourth quarter 2011, INOVA launched four new products, including the new-generation FireFly® cableless recording system and a new autonomous node recording system, Hawk™, the new, smaller-footprint UniVib™ vibrator, and a new VectorSeis® digital sensor. In the first quarter 2012, INOVA added an enhanced Aries II® cable acquisition system with digital sensor capabilities. In the fourth quarter 2011, INOVA delivered its first profitable quarter since the joint venture was formed in early 2010, and we expect INOVA to be break-even for 2012.

Although in 2011 we benefitted from a recovering economy, sustained high oil prices, and increased spending among E&P companies, I primarily attribute our success to our continued focus on executing against our business strategy. We are a technology company, driven to develop and apply proven, innovative technologies and services to help our clients find and produce hydrocarbons as safely and efficiently as possible. Whether a client is assessing the prospectivity of a frontier basin or trying to extract maximum value from a mature reservoir, we work with them to create scalable solutions that help meet those challenges, drawing from across our portfolio of people, technologies, products, and services.

We are deliberately asset light, meaning we invest our capital in our people and in research and development of new technologies, not in vessels or crews. Rather than focus on one aspect of the geophysical lifecycle, we focus on providing the greatest value we can across the entire spectrum – survey planning, acquisition, processing, and interpretation.

For the foreseeable future, we are concentrating our efforts in four key areas: challenging environments, such as the Arctic; unconventional reservoirs, including North American and European shales; complex and hard-to-image geologies, such as deepwater subsurface salt in Brazil and the Gulf of Mexico; and basin exploration, continuing to fully leverage our proven BasinSPAN model.

Challenging Environments. The Arctic is one of the least explored, most prospective regions in the world, containing an estimated one-quarter to one-third of the Earth's undiscovered hydrocarbons, yet the harsh conditions and short weather window there pose some of the greatest exploration challenges. ION has built a reputation as the leader in seismic acquisition in the Arctic. In 2011, in our third season offshore Northeast Greenland, we acquired an additional 5,200 km of regional seismic data, bringing our total kilometers in the region to nearly 18,000, and our total Arctic portfolio to over 55,000 km. Our successful acquisition, during an extremely challenging ice year, was further validation of our proprietary technology that enables data acquisition in the presence of ice. Our technology, coupled with our Arctic program management expertise, again enabled us to acquire data further north and in the presence of heavier ice than had been previously possible. In addition to our Greenland survey, we were also engaged during the summer season in the 2011 Arctic Expedition at the Exclusive Economic Zone of the Russian Federation. The survey was performed by order of the Federal Subsoil Resources Management Agency, under the guidance of the State Research Navigation and Hydrographic Institute, in support of submission of Russia to the U.N. for extension of the limits of the continental shelf. The survey culminated in the acquisition of data within 300 km of the North Pole.

Unconventional Reservoirs. Despite falling natural gas prices in 2011, development and production in North American shale plays continued to increase. Economic viability in shale plays has traditionally been achieved through two engineering technologies – hydraulic fracturing and horizontal drilling. With natural gas prices at their lowest levels in ten years, operators are increasingly turning to seismic to help them understand the rock physics and mechanical properties of the reservoir. The insights they gain can enable them to more efficiently develop their resource plays and more judiciously manage their capital expenditures. In 2011, our GeoVentures™ group introduced a new 3D offering for imaging and characterizing unconventional reservoirs,

ResSCAN, initiating two programs in the Marcellus shale and one in the Niobrara shale in North America. In December, we completed acquisition of ClearfieldSCAN™, a 235-square mile survey in the Marcellus, which is currently being processed by our GX Technology group.

In addition, in the first quarter of 2012, we expanded our shale presence outside the U.S. with the initiation of PolandSPAN™, which will ultimately integrate 10,000 km of newly-acquired high-end 2D seismic data with reprocessed existing seismic data, new magnetotelluric data, and existing gravity, magnetic, and well data to create the most comprehensive and regionally extensive picture of Poland's subsurface to date.

Complex Geologies. One of the more perplexing areas in E&P is subsalt exploration and reservoir development. While the potential yield of these reservoirs is great – with some estimates exceeding 100 billion barrels of oil equivalent worldwide – the salt layer distorts acoustic energy, posing unique imaging challenges. We are unrivaled for imaging complex salt bodies, applying our leadership and expertise in reverse time migration (RTM) to over 100 projects worldwide. In 2011, we introduced RTM^3, Real-time Model Morphing and Migration, our rapid velocity model building tool that enables interpreters to test 'what-if' scenarios, using RTM, in a matter of hours, rather than the previous norm of days or weeks. This is game-changing technology for interpreters within oil & gas companies.

Some of the world's largest oilfield discoveries of the past 35 years lie along the coast of Brazil. In February 2011, we opened a new data processing center in Rio de Janeiro to meet the needs of the rapidly growing Brazilian energy industry. In addition, in anticipation of the 11th Brazilian licensing round expected to be announced in 2012, we added 8,000 km of regional seismic data to our BrasilSPAN™ portfolio. Recent major discoveries in West Africa's Ghana and Ivory Coast, which are geologically similar to Brazil's Equatorial Margin basins, have increased interest among oil & gas companies in the conjugate margin in northern Brazil. Our BrasilSPAN program provides E&P companies with a regional depth-imaged framework to better understand the hydrocarbon potential offshore Brazil. The dataset is also of great value to E&P operators in Africa, as it reveals striking similarities in the structural framework of the petroleum systems on both sides of the Atlantic Margin.

Basin Exploration. Since launching our first BasinSPAN program, GulfSPAN™, in 2003, we've amassed one of the most comprehensive data libraries in the industry. Last year we added over 40,000 km of data in such exploration hotspots as East Africa, Brazil, and the Arctic, and made a record investment in our new ventures programs.



LOOKING AHEAD

We envision oil prices to trade between $90 and $110 a barrel in 2012, barring a global crisis. The world has approximately 2% spare capacity, which is extremely thin when considering the turmoil in North Africa, the Middle East, and Iran. In addition, the aggregate natural decline of the large oil reserves around the world is approximately 10% and has been slowed to 5% to 6% thanks to heavy investments in new technologies designed to extend reservoir life. Reinvestment will need to increase just to offset the rate of actual decline, without taking into account further demand created by growth in emerging economies, such as India and China. With oil production at approximately 85 million barrels per day, there is a need to discover and bring online approximately 5 million additional barrels a day just to keep pace. Therefore, we are assuming that oil prices will remain at levels necessary to support continued frontier exploration in deepwater, the Arctic, and other hard-to-reach places.

Looking at natural gas, the precipitous drop in prices in North America over the past several quarters is clearly an issue that is likely to give pause in the near term to the way capital spending is allocated in North America. This could slow data library sales of our North American ResSCAN programs in 2012, as two of our three programs in flight are concentrated in the Marcellus, which is predominantly a gas play. However, we should be well positioned to fill any softness in North American gas shale programs by shifting programs to oil in North America and to land and offshore programs abroad. We have programs underway in the Equatorial Margin offshore Brazil, for instance, and are actively shooting the land program in Poland.

In the Marine space, we expect seismic spending by oil companies to increase 8% to 11% in 2012. The seismic fleet is projected to continue to grow by approximately a half dozen vessels in 2012, with four being high-end 3D. As the total number of active vessels has grown substantially over the years, our Marine group now enjoys a healthy and growing repair and replacement base business, which provides a stable revenue and earnings stream. We also expect both streamer count and length to continue to increase going forward, and we're observing a move towards higher-end 12- to 14-streamer vessels.

In addition, the seabed market continues to pick up steam. In the past five years, total seabed spending has increased 150%, from $420 million in 2006 to $1.4 billion in 2011. We are seeing increased ocean bottom cable activity for 3D and 4D surveys in the North Sea, West Africa, and the Middle East. The seabed market has been driven by the need for higher resolution imaging to better characterize the reservoir, an area where recording the full wavefield brings significant advantages. We are a leading provider of full-wave processing, and we expect this area to continue to be one of the growth engines in our processing business. In addition, efficiencies are being driven by new generation ocean bottom systems, which include more productive cable systems and nodes.

We believe that we are well positioned to take advantage of these current technology trends with our research & development work on a next-generation, integrated platform for towed streamer and a new generation ocean-bottom cable system, Calypso™, to be launched later this year.

Land has still not made a full recovery, but very large contracts are being negotiated in the Middle East and North Africa. Unless additional turmoil breaks out, it's expected that activity in those regions will increase in 2012, providing some tailwind for INOVA's business. INOVA continues to broaden its portfolio, recently announcing the launch of G3i™, their next-generation cable-based recording system. G3i is extremely well suited to the rigors of seismic data acquisition in the Middle East and North Africa by BGP and other seismic contractors.

In summary, we see 2012 as a year of growth across all of our businesses. Industry experts predict an expanding exploration cycle driven by the need to meet growing international energy demand, and we believe we are in a strong position to capitalize on this upward trend. Findings from recent spending surveys indicate that E&P investment will increase, with some estimates as high as the mid-teens. Globally, shale exploration and production should continue to grow its share in the energy mix, which creates significant opportunities for oil & gas, service, and technology companies, including ION. We feel we are in a good position with our new ResSCAN offering to capitalize on this trend. In addition, we believe that frontier exploration is where much of the E&P spend will be aimed, including in the Arctic, and we plan to fully leverage our leadership position in the Arctic in the months and years ahead.

Thank you for your continued confidence in ION.

Warmest regards,



R. Brian Hanson
President and Chief Executive Officer

* A reconciliation of these special items can be found in the tables to our 2011 Year-end Results press release issued February 15, 2012.

→ ABOUT ION

THE COMPANY



ION Geophysical Corporation (NYSE: IO) is a leading provider of geophysical technology, services, and solutions to the global oil & gas industry. ION's offerings are designed to allow E&P operators to obtain higher resolution images of the subsurface to reduce the risk of exploration and reservoir development, and to enable seismic contractors to acquire geophysical data safely and efficiently.

INDUSTRY CONTEXT



Seismic imaging plays a fundamental role in hydrocarbon exploration and reservoir development by delineating structures, rock types, and fluid locations in the subsurface. Geoscientists interpret seismic data to identify new sources of hydrocarbons and pinpoint drilling locations for wells, which can be costly and high risk. As oil & gas reservoirs become harder to find and more expensive to develop and produce, the demand for advanced seismic imaging solutions continues to grow. In addition, seismic technologies are now being applied more broadly over the entire lifecycle of a hydrocarbon reservoir to optimize production.

OUR CUSTOMERS

ION serves two primary customer segments – oil & gas companies and seismic contractors. Oil & gas companies are the ultimate end-users of seismic data. Our clients - including supermajors, international and national oil companies, and independent producers - engage us directly to design seismic surveys, provide advanced processing and reservoir characterization services, purchase licenses to our seismic data libraries,

QUICK FACTS

- → Technology company
- → Founded in 1968 as Input/Output -renamed ION Geophysical in 2007
- → Headquartered in Houston, Texas
- → Listed on the NYSE (Ticker: IO) since 1994
- → FY 2011 revenues - $455 million
- → $950 million market capitalization (fiscal year ending December 31, 2011)
- → CEO R. Brian Hanson
- → ~1,000 full-time employees worldwide

AMERICAS
Calgary, Denver, Houston (2), New Orleans, Port-of-Spain (Trinidad), Villahermosa (Mexico), Rio de Janeiro (Brazil)

ASIA PACIFIC
Beijing (China)

EUROPE
Moscow, United Kingdom (3), Voorschoten (Holland)

AFRICA AND THE MIDDLE EAST
Luanda (Angola), Port Harcourt (Nigeria), Dubai (UAE), Cairo (Egypt)

ACQUISITION HISTORY

Over the years, ION has acquired proven technology and service companies to complement our existing solutions and to enhance our strategic growth initiatives. Major transactions since the early 1990s include:

ARAM Systems Ltd (2008)
provider of cable-based land seismic recording systems

GX Technology (2004)
advanced seismic data processing and imaging services, focusing on imaging projects offshore

Concept Systems (2004)
data integration software, field services, and 4D consulting

AXIS Geophysics (2002)
advanced seismic data processing and imaging services, focusing on imaging projects onshore

Pelton (2001)
energy source control systems for land acquisition

DigiCOURSE (1998)
marine streamer positioning and control systems

Green Mountain Geophysics (1997)
survey design and planning software

The Exploration Products Group of Western Geophysical (1995)
marine recording systems, land energy source systems, and Sensor branded geophones

Tescorp (1994)
cables and connectors for land and marine acquisition

or secure our program management services for integrated, end-to-end seismic imaging and reservoir characterization projects. Seismic contractors purchase our imaging equipment and software to acquire high-quality seismic data on behalf of their oil & gas company clients.


→ ANNUAL REVENUES
Solutions
Systems
Software
Legacy Land Systems (INOVA)
Consolidated Revenues
2007
2008
2009
2010
2011
713.1
679.5
419.8
464.3
454.6
0
50
100
150
200
250
300
350
400
450
500
550
600
650
700
750
$ Millions


→ SHAREHOLDER RETURNS
ION Geophysical Corporation
S&P 500
Dow Jones U.S. Oil Equipment & Services
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
2006
2007
2008
2009
2010
2011
100.00 115.77 25.17 43.43 62.22 44.97
100.00 105.49 66.46 84.05 96.71 98.75
100.00 144.95 59.00 97.43 124.07 108.65

This graph compares our cumulative total stockholder return on our common stock for the five years ending December 31, 2011, assuming reinvestment of dividends, with (i) the S&P 500 Index and (ii) the Dow Jones U.S. Oil Equipment and Services Index, an index of companies that we believe are comparable in terms of industry and their lines of business.

The graph assumes that $100 was invested in our common stock and the above indices on January 1, 2007. We have not paid any dividends on our common stock during the applicable period. Historic stock price performance is not necessarily indicative of future stock price performance.

OUR STRATEGY

Since our founding in 1968 as Input/Output, a manufacturer of land seismic equipment, ION has evolved to become a leading provider of advanced, integrated geophysical solutions that help oil & gas companies and seismic contractors overcome their greatest imaging and operational challenges.

Proven Innovators

ION has a rich history of innovation. We were the first to commercialize MEMS digital sensors, cableless acquisition technology using digital sensors, and the first to make streamer steering technology available industry wide. Our streamer positioning systems and command & control software have become the industry standards aboard marine seismic vessels. We were at the forefront of multicomponent, wide-azimuth acquisition and processing, and the first to make reverse time migration (RTM) available on a commercial scale. And since 2003, our BasinSPAN seismic data libraries have provided E&P companies a superior alternative to traditional 2D spec data.

Unique Business Model

First and foremost, we are a technology company driven to develop and apply proven, innovative technologies and services to help our clients find and produce hydrocarbons as safely and efficiently as possible. Whether a company is sizing up the prospectivity of a frontier basin or working to extract maximum value from a mature reservoir, our team of experienced problem solvers can help them meet their objectives. Our strategy is to participate in the highest value of all aspects of the geophysical cycle – planning, acquisition, processing, and interpretation. Rather than invest in our own crews, we utilize third-party contractors for data acquisition on our new venture projects, freeing up our capital to invest in our greatest assets – our people and technologies.

AREAS OF FOCUS

We focus on helping our clients overcome their toughest challenges in four areas:

→ **Challenging Environments**, including the Arctic, shallow/obstructed water, transition zones, and desert

→ **Unconventional Reservoirs**, including shales, tight gas, and oil sands

→ **Complex Geologies**, such as deepwater subsurface salt in the Gulf of Mexico and offshore Brazil, sub basalt, thrust belt, and carbonates; and

→ **Basin Exploration**, to help oil companies better assess the prospectivity of frontier basins



MAJOR OFFERINGS

ION's offerings can be grouped into six major categories:



Seismic data processing and reservoir imaging services. By reputation, our GX Technology (GXT) group is one of the most technologically advanced seismic imaging teams in the industry. GXT operates processing service centers in Europe, West Africa, Russia, and the Americas from which we undertake complex imaging projects for oil & gas companies operating in both the marine and land environments. GXT competencies in advanced imaging include data conditioning, pre-stack depth migration (PreSDM), reverse time migration (RTM), tomographic and azimuthal velocity model building, and reservoir fracture detection. The GXT group has a large research effort in the rapidly emerging areas of converted wave and full-wave imaging, including the effects of subsurface anisotropy on recorded seismic data.



Integrated geophysical programs. Where seismic data does not exist or is not sufficient to meet an oil & gas company's imaging objectives, ION's GeoVentures group offers a start-to-finish, integrated imaging solution that includes survey design and planning, acquisition project management, advanced processing services, reservoir characterization services, and final image rendering. GeoVentures is unique in that we outsource field acquisition to experienced seismic contractors, thereby utilizing existing industry acquisition capacity while enabling us to focus on the most value-adding elements of the seismic program. Within a GeoVentures program, ION acts as project originator, "virtual contractor," and advanced imaging services provider.



Seismic data libraries. On many multi-client GeoVentures programs, ION retains the title to the data and is free to license it to others. The majority of the data libraries licensed by ION consist of ultra-deep 2D lines that oil & gas companies use to better evaluate the evolution of regional petroleum systems. Known as BasinSPAN, these ultra-deep 2D data libraries cover virtually all major offshore petroleum provinces. And through our new ResSCAN 3D programs, we're applying the proven BasinSPAN formula of the right technology, the right expertise, and the right business model to help operators reduce development costs in both conventional and unconventional reservoirs.



Survey design software & services. Our software products and advisory services help our customers design their seismic surveys and make the tradeoffs between subsurface image quality and cost. The company has a special competence in designing surveys for the most challenging imaging applications, including full-wave (multicomponent) seismic surveys, imaging projects in desert and Arctic environments, and time-lapse (4D) programs.



Marine seismic data acquisition equipment. ION is one of the leading providers of seismic imaging systems and software for both towed streamer and seabed acquisition. ION's comprehensive toolkit allows for one-stop shopping when outfitting modern streamer vessels or ocean bottom cable (OBC) crews, or when designing and implementing marine 4D programs. Our offerings span streamer positioning and control systems, sources and source control systems, streamer acquisition systems, VectorSeis-based seabed acquisition systems, marine acquisition software, and data integration and quality-assurance services.



Land seismic data acquisition equipment. Since our founding as a land seismic equipment company, ION has been at the forefront of technological innovation in land seismic equipment. In March 2010, ION and BGP (subsidiary of China National Petroleum Corporation) joined forces to form a new and independent company, INOVA. Poised to become the land seismic technology company of the 21st century, INOVA draws upon ION's rich tradition of innovation in land seismic product development, and the practical operating insights BGP has acquired as the world's largest land seismic contractor. INOVA's product portfolio of land seismic acquisition systems, sources, and sensors includes FireFly, the world's first cableless system for full-wave land acquisition, Hawk, their new autonomous node recording system, and the award-winning VectorSeis digital, full-wave sensor.

→ FINANCIAL HIGHLIGHTS

	years ended December 31 2011 (in thousands, except per share data)	2010	2009
STATEMENT OF OPERATIONS DATA			
Product revenues	$ 189,035	$ 165,202	$ 237,664
Service revenues	265,586	279,120	182,117
Net revenues	454,621	444,322	419,781
Cost of products	103,220	94,658	165,923
Cost of services	177,956	183,931	121,720
Gross profit	173,445	165,733	132,138
Operating expenses:			
Research, development, and engineering	24,569	25,227	44,855
Marketing and sales	31,269	30,405	34,945
General and administrative	50,812	57,254	72,510
Impairment of intangible assets	—	—	38,044
Total operating expenses	106,650	112,886	190,354
Income (loss) from operations	66,795	52,847	(58,216)
Interest expense, net	(5,784)	(30,770)	(33,950)
Equity in losses of INOVA Geophysical	(22,862)	(23,724)	—
Loss on disposition of land division	—	(38,115)	—
Fair value adjustment of warrant	—	12,788	(29,401)
Gain on legal settlement	—	24,500	—
Impairment of cost method investments	(1,312)	(7,650)	(4,454)
Other income (expense)	(2,135)	228	(4,023)
Income (loss) before income taxes	34,702	(9,896)	(130,044)
Income tax expense (benefit)	10,136	26,942	(19,985)
Net income (loss)	24,566	(36,838)	(110,059)
Net income (loss) attributable to noncontrolling interests	208	—	—
Net income (loss) attributable to ION	24,774	(36,838)	(110,059)
Preferred stock dividends	1,352	1,936	3,500
Net income (loss) applicable to common shares	$ 23,422	$ (38,774)	$(113,559)
Net income (loss) per basic share	$ 0.15	$ (0.27)	$ (1.03)
Net income (loss) per diluted share	$ 0.15	$ (0.27)	$ (1.03)
Weighted average number of common shares outstanding	$ 154,811	$ 144,278	$ 110,516
Weighted average number of dilted shares outstanding	$ 156,090	$ 144,278	$ 110,516
Balance Sheet Data (end of year)			
Working capital	$ 163,677	$ 171,851	$ (59,018)
Total assets	674,058	631,857	748,186
Notes payable and long-term debt	105,112	108,660	277,381
Total equity	452,812	380,447	282,468
Other Data			
Capital expenditures	$ 11,060	$ 7,372	$ 2,966
Investment in multi-client library	143,782	64,426	89,635
Depreciation and amortization (other than multi-client library)	13,917	24,795	47,911
Amortization of multi-client library	77,317	85,940	48,449

The selected consolidated financial data set forth above with respect to our consolidated statements of operations for 2011, 2010 and 2009, and with respect to our consolidated balance sheets at December 31, 2011, 2010 and 2009 have been derived from our audited consolidated financial statements. Our results of operations and financial condition have been affected by dispositions, debt refinancings and impairments of assets during the periods presented, which affect the comparability of the financial information shown. For a detailed discussion of these items impacting the comparability of the financial information, please see Item 6. "Selected Financial Data" in our Annual Report on Form 10-K for the year ended December 31, 2011. Also, this information should not be considered as being indicative of future operations, and should be read in conjunction with Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the notes thereto included elsewhere in our Annual Report on Form 10-K for the year ended December 31, 2011.



→ Charged to innovate. Driven to solve.™

ION GEOPHYSICAL CORPORATION

2105 CityWest Boulevard, Suite 400
Houston, Texas 77042-2839
(281) 933-3339

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held May 23, 2012

To ION's Stockholders:

The 2012 Annual Meeting of Stockholders of ION Geophysical Corporation will be held in the office of the company located at 2105 CityWest Boulevard, Houston, Texas, on Wednesday, May 23, 2012, at 9:00 a.m., local time, for the following purposes:

1. Elect the three directors named in the attached proxy statement to our Board of Directors, each to serve for a three-year term;

2. Advisory (non-binding) vote to approve the compensation of our named executive officers;

3. Ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm (independent auditors) for 2012; and

4. Consider any other business that may properly come before the annual meeting, or any postponement or adjournment of the meeting.

ION's Board of Directors has set April 2, 2012, as the record date for the meeting. This means that owners of ION common stock at the close of business on that date are entitled to receive this notice of meeting and vote at the meeting and any adjournments or postponements of the meeting. For your reference, directions to the meeting location are included in the proxy statement.

Your vote is very important, and your prompt cooperation in voting your proxy is greatly appreciated. Whether or not you plan to attend the meeting, please sign, date and return your enclosed proxy card as soon as possible so that your shares can be voted at the meeting.

By Authorization of the Board of Directors,

David L. Roland
Senior Vice President, General Counsel
and Corporate Secretary

April 20, 2012
Houston, Texas

TABLE OF CONTENTS


ion

→ Charged to innovate. Driven to solve.™

Important Notice Regarding the Availability of Proxy Materials
For the Annual Stockholders' Meeting to be held on May 23, 2012

The proxy statement, proxy card and our 2011 annual report to stockholders are available at www.iongeo.com under "Investor Relations — Investor Materials — Annual Report & Proxy Statement."

The Annual Meeting of Stockholders of ION Geophysical Corporation will be held on May 23, 2012, at the offices of the company located at 2105 CityWest Boulevard, Houston, Texas, beginning at 9:00 a.m., local time.

The matters intended to be acted upon are:

1. Elect the three directors named in the attached proxy statement to our Board of Directors, each to serve for a three-year term;
2. Advisory (non-binding) vote to approve the compensation of our named executive officers;
3. Ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm (independent auditors) for 2012; and
4. Consider any other business that may properly come before the annual meeting, or any postponement or adjournment of the meeting.

The Board of Directors recommends voting in favor of the nominees listed in the proxy statement, the approval of the compensation of our named executive officers and the ratification of the appointment of Ernst & Young LLP.

The following proxy materials are being made available at the website location specified above:

1. The proxy statement for the 2012 Annual Meeting of Stockholders and the 2011 annual report to stockholders; and
2. The form of proxy card being distributed to stockholders in connection with the 2012 Annual Meeting of Stockholders.

Directions to the annual meeting are also provided in the accompanying proxy statement under *"About the Meeting — Where will the Annual Meeting be held?"*.


ion

→ Charged to innovate. Driven to solve.™

ION GEOPHYSICAL CORPORATION

2105 CityWest Boulevard, Suite 400
Houston, Texas 77042-2839
(281) 933-3339

April 20, 2012

PROXY STATEMENT
FOR ANNUAL MEETING OF STOCKHOLDERS
To Be Held May 23, 2012

Our Board of Directors is furnishing you this proxy statement to solicit proxies on its behalf to be voted at the 2012 Annual Meeting of Stockholders of ION Geophysical Corporation ("ION"). The meeting will be held at 2105 CityWest Boulevard, Houston, Texas, on May 23, 2012, at 9:00 a.m., local time. The proxies also may be voted at any adjournments or postponements of the meeting.

The mailing address of our principal executive offices is 2105 CityWest Boulevard, Suite 400, Houston, Texas 77042-2839. We are mailing the proxy materials to our stockholders beginning on or about April 20, 2012.

All properly completed and returned proxies for the annual meeting will be voted at the meeting in accordance with the directions given in the proxy, unless the proxy is revoked before the meeting.

Only owners of record of our outstanding shares of common stock on April 2, 2012 are entitled to vote at the meeting, or at adjournments or postponements of the meeting. Each owner of common stock on the record date is entitled to one vote for each share of common stock held. On April 2, 2012, there were 156,628,166 shares of common stock issued and outstanding.

When used in this proxy statement, "ION Geophysical," "ION," "Company," "we," "our," "ours" and "us" refer to ION Geophysical Corporation and its consolidated subsidiaries, except where the context otherwise requires or as otherwise indicated.

ABOUT THE MEETING

What is a proxy?

A proxy is your legal designation of another person to vote the stock you own on your behalf. That other person is referred to as a "proxy." Our Board of Directors has designated R. Brian Hanson and James M. Lapeyre, Jr. as proxies for the 2012 Annual Meeting of Stockholders. By completing and returning the enclosed proxy card, you are giving Mr. Hanson and Mr. Lapeyre the authority to vote your shares in the manner you indicate on your proxy card.

Who is soliciting my proxy?

Our Board of Directors is soliciting proxies on its behalf to be voted at the 2012 Annual Meeting. All costs of soliciting the proxies will be paid by ION. Copies of solicitation materials will be furnished to banks, brokers, nominees and other fiduciaries and custodians to forward to beneficial owners of ION's common stock held by such persons. ION will reimburse such persons for their reasonable out-of-pocket expenses in forwarding solicitation materials. In addition to solicitations by mail, some of ION's directors, officers and other employees, without extra compensation, might supplement this solicitation by telephone, personal interview or other communication. ION has also retained Georgeson Inc. to assist with the solicitation of proxies from banks, brokers, nominees and other holders, for a fixed fee of $9,500 plus reasonable out-of-pocket expenses, which fees and expenses will be paid by ION. We may also ask our proxy solicitor to solicit proxies on our behalf by telephone for a fixed fee of $6 per phone call and $3.50 per telephone vote, plus reasonable expenses.

What is a proxy statement?

A proxy statement is a document that the regulations of the Securities and Exchange Commission ("SEC") require us to give you when we ask you to sign a proxy card designating individuals as proxies to vote on your behalf.

What is the difference between a "stockholder of record" and a stockholder who holds stock in "street name"?

If your shares are registered directly in your name, you are a stockholder of record. If your shares are registered in the name of your broker, bank or similar organization, then you are the beneficial owner of shares held in street name.

What different methods can I use to vote?

Most stockholders have a choice of voting over the Internet, by telephone, or by using a traditional proxy card. Please check your proxy card or the information forwarded by your bank, broker or other holder of record to see which options are available to you.

(a) *In Writing:* All stockholders can vote by written proxy card.

(b) *By Telephone and Internet:* Owners of shares held in street name may generally vote by telephone or the Internet, in which case their bank or broker will enclose the voting instruction form with the proxy statement. The telephone and Internet voting procedures, including the use of control numbers, are designed to authenticate stockholders' identities, to allow stockholders to vote their shares, and to confirm that their instructions have been properly recorded.

(c) *In Person:* All stockholders may vote in person at the meeting. If your shares are held in street name and you wish to vote in person, you will need to ask your broker or bank for a legal proxy. You will need to bring the legal proxy with you to the meeting.

Where will the Annual Meeting be held?

ION's 2012 Annual Meeting of Stockholders will be held on the 4th Floor of 2105 CityWest Boulevard in Houston, Texas.

Directions: The site for the meeting is located on CityWest Boulevard off of Beltway 8, near the intersection of Beltway 8 and Briar Forest Drive. Traveling south on the Beltway 8 feeder road after Briar Forest Drive, turn right on Del Monte Drive. Enter Garage Entrance 3 on your immediate left. Advise the guard that you are attending the ION Annual Meeting. You may be required to show your driver's license or other photo identification. The guard will then direct you where to park in the visitors section of the parking garage. The guard can also direct you to 2105 CityWest Boulevard, which is directly south of the garage. Once in the building, check in with the security desk and then take the elevators to the 4th floor.

What is the effect of not voting?

It depends on how ownership of your shares is registered. If you are a stockholder of record, your unvoted shares will not be represented at the meeting and will not count toward the quorum requirement. Assuming a quorum is obtained, your unvoted shares will not be treated as a vote for or against a proposal. Depending on the circumstances, if you own your shares in street name, your broker or bank may represent your shares at the meeting for purposes of obtaining a quorum. As described in the answer to the question immediately following, in the absence of your voting instruction, your broker may or may not vote your shares.

If I don't vote, will my broker vote for me?

If you own your shares in street name and you do not vote, your broker may vote your shares in its discretion on proposals determined to be "routine matters" under the rules of the New York Stock Exchange ("NYSE"). With respect to "non-routine matters," however, your broker may not vote your shares for you. Where a broker cannot vote your shares on non-routine matters because he has not received any instructions from you regarding how to vote, the number of unvoted shares on those matters is reported as "broker non-votes." These "broker non-vote" shares are counted toward the quorum requirement, but, generally speaking, they do not affect the determination of whether a matter is approved. See "*— How are abstentions and broker non-votes counted?*" below. The election of directors and the advisory vote on executive compensation are not considered to be routine matters under current NYSE rules, so your broker will not have discretionary authority to vote your shares held in street name on those matters. The proposal to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm is considered to be a routine matter on which brokers will be permitted to vote your shares without instructions from you.

What is the record date and what does it mean?

The record date for the 2012 Annual Meeting of Stockholders is April 2, 2012. The record date is established by the Board of Directors as required by Delaware law (the state in which we are incorporated). Holders of common stock at the close of business on the record date are entitled to receive notice of the meeting and vote at the meeting and any adjournments or postponements of the meeting.

How can I revoke a proxy?

A stockholder can revoke a proxy prior to the vote at the Annual Meeting by (a) giving written notice to the Corporate Secretary of ION, (b) delivering a later-dated proxy, or (c) voting in person at the meeting. If you hold shares through a bank or broker, you must contact that bank or broker in order to revoke any prior voting instructions.

What constitutes a quorum?

The presence, in person or by proxy, of the holders of a majority of the outstanding shares of common stock constitutes a quorum. We need a quorum of stockholders to hold a validly convened Annual Meeting. If you have signed and returned your proxy card, your shares will be counted toward the quorum. If a quorum is not present, the chairman may adjourn the meeting, without notice other than by announcement at the meeting, until the required quorum is present. As of the record date, 156,628,166 shares of common stock were outstanding. Thus, the presence of the holders of common stock representing at least 78,314,084 shares will be required to establish a quorum.

What are my voting choices when voting for director nominees, and what vote is needed to elect directors?

In voting on the election of three director nominees to serve until the 2015 Annual Meeting of Stockholders, stockholders may vote in one of the following ways:

(a) in favor of all nominees,

(b) withhold votes as to all nominees, or

(c) withhold votes as to a specific nominee.

Directors will be elected by a plurality of the votes of the shares of common stock present or represented by proxy at the meeting. This means that director nominees receiving the highest number of "for" votes will be elected as directors. Votes "for" and "withheld" are counted in determining whether a plurality has been cast in favor of a director. Under ION's Corporate Governance Guidelines, any director nominee who receives a greater number of votes "withheld" from his or her election than votes "for" such election shall promptly tender to the Board of Directors his or her resignation following certification of the stockholder vote. For a more complete explanation of this requirement and process, please see *"Item 1 — Election of Directors — Board of Directors and Corporate Governance — Implementation of Majority Voting Procedure for Directors"* below.

You may not abstain from voting for purposes of the election of directors. Stockholders are not permitted to cumulate their votes in the election of directors.

The Board recommends a vote **"FOR"** all of the nominees.

What are my voting choices when casting an advisory vote to approve the compensation of our named executive officers?

In casting an advisory vote to approve the compensation of our named executive officers, stockholders may vote in one of the following ways:

(a) in favor of the executive compensation,

(b) against the executive compensation, or

(c) abstain from voting.

The advisory vote to approve the compensation of our named executive officers will be approved if the number of votes cast in favor of the proposal exceeds the number of votes cast against it.

The Board recommends a vote **"FOR"** this proposal.

What are my voting choices when voting on the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm — or independent auditors — and what vote is needed to ratify their appointment?

In voting to ratify the appointment of Ernst & Young LLP as independent auditors for 2012, stockholders may vote in one of the following ways:

(a) in favor of ratification,

(b) against ratification, or

(c) abstain from voting on ratification.

The proposal to ratify the appointment of Ernst & Young LLP will require the affirmative vote of a majority of the votes cast on the proposal by holders of common stock in person or represented by proxy at the meeting.

The Board recommends a vote **"FOR"** this proposal.

Will any other business be transacted at the meeting? If so, how will my proxy be voted?

We do not know of any business to be transacted at the Annual Meeting other than those matters described in this proxy statement. We believe that the periods specified in ION's Bylaws for submitting proposals to be considered at the meeting have passed and no proposals were submitted. However, should any other matters properly come before the meeting, and any adjournments or postponements of the meeting, shares with respect to which voting authority has been granted to the proxies will be voted by the proxies in accordance with their judgment.

What if a stockholder does not specify a choice for a matter when returning a proxy?

Stockholders should specify their choice for each matter on the enclosed form of proxy. If no instructions are given, proxies that are signed and returned will be voted **"FOR"** the election of all director nominees, **"FOR"** the non-binding advisory vote on executive compensation, and **"FOR"** the proposal to ratify the appointment of Ernst & Young LLP as independent auditors for 2012.

How are abstentions and broker non-votes counted?

Abstentions are counted for purposes of determining whether a quorum is present at the Annual Meeting. A properly executed proxy card marked "withhold" with respect to the election of one or more directors will not be voted with respect to the director or directors indicated, although it will be counted for purposes of determining whether there is a quorum.

With respect to (i) the proposal regarding the advisory vote on executive compensation and (ii) the proposal to ratify the appointment of the independent auditors, an abstention from voting on any such proposal will be counted as present in determining whether a quorum is present but will not be counted in determining the total votes cast on such proposal. Thus, abstentions will have no effect on the outcome of the vote on these proposals. Broker non-votes will likewise have no effect on the outcome of the vote on these proposals.

What is the deadline for submitting proposals to be considered for inclusion in the 2013 proxy statement and for submitting a nomination for director of ION for consideration at the Annual Meeting of Stockholders in 2013?

Stockholder proposals requested to be included in ION's 2013 proxy statement must be received by ION not later than December 20, 2012. A proper director nomination may be considered at ION's 2013 Annual Meeting of Stockholders only if the proposal for nomination is received by ION not later than December 20, 2012. Proposals and nominations should be directed to David L. Roland, Senior Vice President, General Counsel and Corporate Secretary, ION Geophysical Corporation, 2105 CityWest Boulevard, Suite 400, Houston, Texas 77042-2839.

Will I have electronic access to the proxy materials and Annual Report?

The notice of Annual Meeting, proxy statement and 2011 Annual Report to Stockholders are also posted on ION's Internet website in the Investor Relations section at *www.iongeo.com.*

How can I obtain a copy of ION's Annual Report on Form 10-K?

A copy of our 2011 Annual Report on Form 10-K is enclosed with our proxy statement and 2011 Annual Report to Stockholders. You may obtain an additional copy of our 2011 Form 10-K at no charge by sending a written request to David L. Roland, Senior Vice President, General Counsel and Corporate Secretary, ION Geophysical Corporation, 2105 CityWest Boulevard, Suite 400, Houston, Texas 77042-2839. Our Form 10-K is also available (i) through the Investor Relations section of our website at *www.iongeo.com* and (ii) with exhibits on the SEC's website at *http://www.sec.gov*.

Please note that the contents of these and any other websites referenced in this proxy statement are not incorporated into this filing. Further, our references to the URLs for these and other websites listed in this proxy statement are intended to be inactive textual references only.

ITEM 1 — ELECTION OF DIRECTORS

Our Board of Directors consists of nine members. The Board is divided into three classes. Members of each class are elected for three-year terms and until their respective successors are duly elected and qualified, unless the director dies, resigns, retires, is disqualified or is removed. Our stockholders elect the directors in a designated class annually. Directors in Class I, which is the class of directors to be elected at this meeting, will serve on the Board until our Annual Meeting in 2015.

The current Class I directors are R. Brian Hanson, Hao Huimin and James M. Lapeyre, Jr., and their terms will expire at the 2012 Annual Meeting. At its meeting on February 13, 2012, the Board approved the recommendation of the Governance Committee that Messrs. Hanson, Hao and Lapeyre be nominated to stand for reelection at the Annual Meeting to hold office until our 2015 Annual Meeting and until their successors are elected and qualified.

We have no reason to believe that any of the nominees will be unable or unwilling to serve if elected. However, if any nominee should become unable or unwilling to serve for any reason, proxies may be voted for another person nominated as a substitute by the Board of Directors, or the Board of Directors may reduce the number of Directors.

The Board of Directors recommends a vote "FOR" the election of R. Brian Hanson, Hao Huimin and James M. Lapeyre, Jr.

The biographies of each of the nominees and continuing directors below contains information regarding the person's service as a director, business experience, education, director positions, and the experiences, qualifications, attributes or skills that caused the Governance Committee and the Board to determine that the person should serve as a director for the Company:

Class I Director Nominees For Re-Election for Term Expiring In 2015

R. BRIAN HANSON — Director since January 2012

Mr. Hanson, age 47, has been our President and Chief Executive Officer since January 1, 2012. He joined ION in May 2006 as our Executive Vice President and Chief Financial Officer and was appointed our President and Chief Operating Officer in August 2011. Prior to joining ION, Mr. Hanson served as the Executive Vice President and Chief Financial Officer of Alliance Imaging, Inc., a NYSE-listed provider of diagnostic imaging services to hospitals and other healthcare providers, from July 2004 until November 2005. From 1998 to 2003, Mr. Hanson held a variety of positions at Fisher Scientific International, Inc., a NYSE-listed manufacturer and supplier of scientific and healthcare products and services, including Vice President Finance of the Healthcare group from 1998 to 2002 and Chief Operating Officer from 2002 to 2003. From 1986 until 1998, Mr. Hanson served in various positions with Culligan Water Conditioning, an international manufacturer of water treatment products and producer and retailer of bottled water products, most recently as Vice President of Finance and Chief Financial Officer. Mr. Hanson received a Bachelor's degree in engineering from the University of New Brunswick and a Master of Business Administration degree from Concordia University in Montreal.

Mr. Hanson's day-to-day leadership and involvement with our company provides him with personal knowledge regarding our operations. In addition, Mr. Hanson's financial experience and skills and technical background enable the Board to better understand and be informed with regard to our company's operations and prospects and financial condition.

HAO HUIMIN — Director since January 2011

Mr. Hao, age 48, has been employed by China National Petroleum Corporation ("CNPC"), China's largest oil company, and its affiliates in various positions of increasing responsibility since 1984. Since 2006, Mr. Hao has been Chief Geophysicist of BGP Inc., China National Petroleum Corporation ("BGP"). BGP is a subsidiary of CNPC and is the world's largest land seismic contractor. From 2004 to 2006, Mr. Hao was Vice President of BGP, and from 2002 to 2004, he managed the marine department at BGP. Between 1984 and 2002, Mr. Hao served in various management positions at Dagang Geophysical Company, a seismic contractor company owned by CNPC. Mr. Hao is a member of the Finance Committee of our Board of Directors. He holds a Bachelor of Science degree in geophysical exploration from China Petroleum University and Masters of Business Administration degrees from the University of Houston and Nankai University in China.

Mr. Hao has over 20 years of experience in geophysical technology research and development, particularly in seismic data processing and seismic data acquisition system research and development management. Mr. Hao's position with BGP and his extensive knowledge of the global seismic industry enables our Board to receive current input and advice reflecting the perspectives of our seismic contractor customers. In addition, our land equipment joint venture with BGP and the ever-increasing importance of China in the global economy and the worldwide oil and gas industry has elevated our commercial involvement with China and Chinese companies. Mr. Hao's insights with regard to issues relating to China provide our Board with an invaluable resource.

Mr. Hao was appointed to our Board of Directors under the terms of an agreement with BGP in connection with BGP's purchase of 23,789,536 shares of our common stock in March 2010. Under the agreement, BGP is entitled to designate one individual to serve as a member of our Board unless BGP's ownership of our common stock falls below 10%. In January 2011, Mr. Hao replaced Guo Yueliang, BGP's initial appointee to our Board, and Mr. Hao has served the remainder of Mr. Guo's term on our Board, which term is scheduled to expire in 2012.

JAMES M. LAPEYRE, JR. Director since 1998

Mr. Lapeyre, age 59, served as Chairman of our Board of Directors from 1999 until January 1, 2012, when Robert P. Peebler assumed the role of Executive Chairman and Mr. Lapeyre became Lead Independent Director. Mr. Lapeyre has been President of Laitram L.L.C., a privately-owned, New Orleans-based manufacturer of food processing equipment and modular conveyor belts, and its predecessors since 1989. Mr. Lapeyre joined our Board of Directors when we bought the DigiCOURSE marine positioning products business from Laitram in 1998. Mr. Lapeyre is Chairman of the Governance Committee and a member of the Audit and Compensation Committees of our Board of Directors. He holds a Bachelor of Art degree in history from the University of Texas and Master of Business Administration and Juris Doctorate degrees from Tulane University.

Mr. Lapeyre's status as a significant stockholder of our company enables our Board to have direct access to the perspective of our stockholders and ensures that the Board will take into consideration the interests of our stockholders in all Board decisions. In addition, Mr. Lapeyre has extensive knowledge regarding the marine products and technology that we acquired from Laitram in 1998.

Class II Incumbent Directors — Term Expiring In 2013

DAVID H. BARR Director since 2010

Mr. Barr, age 62, is the President and Chief Executive Officer of Logan International Inc., a Toronto Stock Exchange (TSX)-listed oilfield service company focused on downhole tools and completion service. Mr. Barr also serves as a director of Logan International and, until he was appointed President and CEO, served as the Chairman of the Board and a member of the Audit and Compensation Committees of Logan International. Prior to joining Logan International as President and CEO in May 2011, Mr. Barr served with Baker Hughes Incorporated, an oilfield services and equipment provider, for 36 years in various manufacturing, marketing, engineering and product management functions. At the time of his retirement from Baker Hughes in 2009, Mr. Barr was Group President — Eastern Hemisphere, responsible for all Baker Hughes products and services for Europe, Russia/Caspian, Middle East, Africa and Asia Pacific. From 2007 to 2009, he served as Group President — Completion & Production, and from 2005 to 2007, as Group President — Drilling and Evaluation. Mr. Barr served as President of Baker Atlas, a division of Baker Hughes Inc., from 2000 to 2005, and served as Vice President, Supply Chain Management for the Cameron division of Cameron International Corporation from 1999 to 2000. Prior to 1999, he held positions of increasing responsibility within Baker Hughes Inc. and its affiliates, including Vice President — Business Process Development and various leadership positions with Hughes Tool Company and Hughes Christensen. Mr. Barr initially joined Hughes Tool Company in 1972 after graduating from Texas Tech University with a Bachelor of Science degree in mechanical engineering. Mr. Barr also currently serves on the Board of Directors and Safety and Social Responsibility Committee of ENERPLUS (a NYSE- and TSX-listed independent North American oil and gas energy company) and on the Board of Directors and Compensation Committee of Probe Holdings, Inc. (a designer and manufacturer of oilfield technology and tools). Mr. Barr is a member of the Compensation and Governance Committees of our Board of Directors.

Mr. Barr's 37 years of experience in the oilfield equipment and services industry provides a uniquely valuable industry perspective for our Board. While at Baker Hughes, Mr. Barr obtained experience within a wide range of company functions, from engineering to group President. His breadth of experience enables him to better understand and inform the Board regarding a range of issues and decisions involved in the operation of our business, including development of business strategy.

FRANKLIN MYERS | Director since 2001

Mr. Myers, age 59, is an Operating Advisor with Paine & Partners, LLC, a private equity firm focused on leveraged buyout transactions. Prior to joining Paine & Partners in October 2009, Mr. Myers was employed by Cameron International Corporation, an international manufacturer of oil and gas flow control equipment, as Senior Vice President, General Counsel and Corporate Secretary (from 1995 to 1999), President of the Cooper Energy Services Division (from 1998 until 2001), Senior Vice President (from 2001 to 2003), Senior Vice President and Chief Financial Officer (from 2003 to 2008) and Senior Advisor (from 2008 to 2009). Prior to joining Cameron, he was Senior Vice President and General Counsel of Baker Hughes Incorporated, an oilfield services and equipment provider, and an attorney and partner with the law firm of Fulbright & Jaworski L.L.P. in Houston, Texas. Mr. Myers also currently serves on the Boards of Directors of Comfort Systems, Inc., a NYSE-listed provider of heating, ventilation and air conditioning services, and HollyFrontier Corporation, a NYSE-listed independent oil refining and marketing company. Mr. Myers is Chairman of the Compensation Committee, co-Chairman of the Finance Committee and a member of the Governance Committee of our Board of Directors. He holds a Bachelor of Science degree in industrial engineering from Mississippi State University and a Juris Doctorate degree with Honors from the University of Mississippi.

Mr. Myers' extensive experience as both a financial and legal executive makes him uniquely qualified as a valuable member of our Board and the Chairman of our Compensation Committee. While at Cameron, Baker Hughes and Fulbright & Jaworski, Mr. Myers was responsible for numerous successful finance and acquisition transactions, and his expertise gained through those experiences have proven to be a significant resource for our Board. In addition, Mr. Myers' service on Boards of Directors of other NYSE-listed companies enables Mr. Myers to observe and advise on favorable governance practices pursued by other public companies.

S. JAMES NELSON, JR. | Director since 2004

Mr. Nelson, age 70, joined our Board of Directors in 2004. In 2004, Mr. Nelson retired from Cal Dive International, Inc. (now named Helix Energy Solutions Group, Inc.), a marine contractor and operator of offshore oil and gas properties and production facilities, where he was a founding shareholder, Chief Financial Officer (prior to 2000), Vice Chairman (from 2000 to 2004) and a Director (from 1990 to 2004). From 1985 to 1988, Mr. Nelson was the Senior Vice President and Chief Financial Officer of Diversified Energies, Inc., a NYSE-traded company with $1 billion in annual revenues and the former parent company of Cal Dive. From 1980 to 1985, Mr. Nelson served as Chief Financial Officer of Apache Corporation, an oil and gas exploration and production company. From 1966 to 1980, Mr. Nelson was employed with Arthur Andersen & Co. where, from 1976 to 1980, he was a partner serving on the firm's worldwide oil and gas industry team. Mr. Nelson also currently serves on the Boards of Directors and Audit Committees of Oil States International, Inc. (a NYSE-listed diversified oilfield services company), W&T Offshore, Inc. (a NYSE-listed oil and natural gas exploration and production company) and the general partner of Genesis Energy LP (a NYSE-listed operator of oil and natural gas pipelines and provider of services to refineries and industrial gas users). From 2005 until the company's sale in 2008, he served as a member of the Board of Directors and Audit and Compensation Committees of Quintana Maritime, Ltd., a provider of dry bulk cargo shipping services based in Athens, Greece. Mr. Nelson, who is also a Certified Public Accountant, is Chairman of the Audit Committee and co-Chairman of the Finance Committee of our Board of Directors. He holds a Bachelor of Science degree in accounting from Holy Cross College and a Master of Business Administration degree from Harvard University.

Mr. Nelson is an experienced financial leader with the skills necessary to lead our Audit Committee. His service as Chief Financial Officer of Cal Dive International, Inc., Diversified Energies, Inc. and Apache Corporation, as well as his years with Arthur Andersen & Co., make him a valuable asset to ION, both on our Board of Directors and as the Chairman of our Audit Committee, particularly with regard to financial and accounting matters. In addition, Mr. Nelson's service on audit committees of other companies enables Mr. Nelson to remain current on audit committee best practices and current financial reporting developments within the energy industry.

Class III Incumbent Directors — Term Expiring In 2014

MICHAEL C. JENNINGS Director since 2010

Mr. Jennings, age 46, is the President, Chief Executive Officer and a member of the Board of Directors of HollyFrontier Corporation, a NYSE-listed independent oil refining and marketing company. Prior to joining HollyFrontier, Mr. Jennings was the President, Chief Executive Officer and Chairman of the Board of Frontier Oil Corporation, an independent oil refining and marketing company. Mr. Jennings joined HollyFrontier in July 2011 when Frontier Oil merged with Holly Corporation to form HollyFrontier. Prior to his appointment to President and Chief Executive Officer of Frontier in January 2009, Mr. Jennings served as Frontier's Executive Vice President and Chief Financial Officer. From 2000 until joining Frontier in 2005, Mr. Jennings was employed by Cameron International Corporation as Vice President and Treasurer. From 1998 until 2000, he was Vice President Finance & Corporate Development of Unimin Corporation, a producer of industrial minerals. From 1995 to 1998, Mr. Jennings was employed by Cameron International Corporation as Director, Acquisitions and Corporate Finance. Mr. Jennings is a member of the Audit and Finance Committees of our Board of Directors. He holds a Bachelor of Arts degree in economics and government from Dartmouth College and a Master of Business Administration degree in finance and accounting from the University of Chicago.

Mr. Jennings' experience in the global oil refining, marketing and oilfield services businesses enables him to advise the Board on customer and industry issues and perspectives. Given his extensive experience in executive, financial, treasury and corporate development matters, Mr. Jennings is able to provide the Board with expertise in corporate leadership, financial management, corporate planning and strategic development, thereby supporting the Board's efforts in overseeing and advising on strategic and financial matters.

ROBERT P. PEEBLER Director since 1999

Mr. Peebler, age 64, has been our Executive Chairman since January 1, 2012. Mr. Peebler served as our Chief Executive Officer from March 2003 to December 31, 2011. From 2003 until December 2008 and more recently from January 2010 to December 2011, Mr. Peebler also served as our President. Prior to joining ION on a full-time basis, Mr. Peebler was the founder, President and Chief Executive Officer of Energy Virtual Partners, an asset development and management company for oil and gas properties. Prior to founding Energy Virtual Partners in April 2001, Mr. Peebler was Vice President of e-Business Strategy and Ventures of the Halliburton Company, a provider of products and services to the petroleum and energy industries. Mr. Peebler joined Halliburton in 1996 when Halliburton acquired Landmark Graphics Corporation, a provider of workstation-based software for oil and gas exploration and production, where he had served as CEO since 1992. Mr. Peebler began his career with Schlumberger, a global oilfield and information services company, in wireline operations and spent 17 years with Schlumberger in various positions, including as head of U.S. wireline operations and executive in charge of strategic marketing for the corporate energy services group. Mr. Peebler is a member of the Finance Committee of our Board of Directors. He holds a Bachelor of Science degree in electrical engineering from the University of Kansas.

Mr. Peebler's extensive involvement with our company provides him with personal detailed knowledge regarding our business. In addition, Mr. Peebler has worked more than 30 years in and around seismic and other oilfield service companies and his broad experience enables the Board to not only be informed with regard to our company's operations and prospects, but also to better understand the direction of the industry.

JOHN N. SEITZ Director since 2003

Mr. Seitz, age 60, is a founder and Vice Chairman of the Board of Endeavour International Corporation, an exploration and development company with activities in the North Sea and selected North American basins. From 2003 until 2006, Mr. Seitz served as co-CEO of Endeavour. From 1977 to 2003, Mr. Seitz held positions of increasing responsibility at Anadarko Petroleum Company, serving most recently as a Director and as President and Chief Executive Officer. Mr. Seitz is a Trustee of the American Geological Institute Foundation and serves on the Board of Managers of Constellation Energy Partners LLC, a company focused on the acquisition, development and exploitation of oil and natural gas properties and related midstream assets. He also currently serves on the Board of Directors of Gulf United Energy, Inc., an OTC-listed independent energy company with interests in oil and natural gas properties in Peru and Colombia. Mr. Seitz is a member of the Compensation and Governance Committees of our Board of Directors. Mr. Seitz holds a Bachelor of Science degree in geology from the University of Pittsburgh, a Master of Science degree in geology from Rensselaer Polytechnic Institute and is a Certified Professional Geoscientist in Texas. He also completed the Advanced Management Program at the Wharton School of Business.

Mr. Seitz' extensive experience as a leader of global exploration and production companies such as Endeavour and Anadarko has proven to be an important resource for our Board when considering industry and customer issues. In addition, Mr. Seitz' geology background and expertise assists the Board in better understanding industry trends and issues.

Board of Directors and Corporate Governance

Governance Initiatives. ION is committed to excellence in corporate governance and maintains clear practices and policies that promote good corporate governance. We review our governance practices and update them, as appropriate, based upon Delaware law, rules and listing standards of the NYSE, SEC regulations, and practices recommended by our outside advisors.

Examples of our corporate governance initiatives include the following:

- Seven of our nine Board members are independent of ION and its management. Robert P. Peebler, our Executive Chairman of the Board, is not independent because he is an employee of ION and, until December 31, 2011, served as our Chief Executive Officer. R. Brian Hanson is not independent because he is our current Chief Executive Officer and an employee of ION.
- All members of the principal standing committees of our Board — the Audit Committee, the Governance Committee and the Compensation Committee — are independent.
- The independent members of our Board and each of the principal committees of our Board meet regularly without the presence of management. The members of the Audit Committee meet regularly with representatives of our independent registered public accounting firm without the presence of management. The members of the Audit Committee also meet regularly with our manager of internal audit without the presence of other members of management.
- Our Audit Committee has at least one member who qualifies as a "financial expert" in accordance with Section 407 of the Sarbanes-Oxley Act of 2002.
- The Board has adopted written Corporate Governance Guidelines to assist its members in fulfilling their responsibilities.
- Under our Corporate Governance Guidelines, Board members are required to offer their resignation from the Board if they retire or materially change the position they held when they began serving as a director on the Board.
- We comply with and operate in a manner consistent with regulations prohibiting loans to our directors and executive officers.
- Members of our Disclosure Committee, consisting of management employees and senior finance and accounting employees, review all quarterly and annual reports before filing with the SEC.
- We have a dedicated hotline and website available to all employees to report ethics and compliance concerns, anonymously if preferred, including concerns related to accounting, accounting controls, financial reporting and auditing matters. The hotline and website are administered and monitored by an

independent hotline monitoring company. The Board has adopted a policy and procedures for the receipt, retention and treatment of complaints and employee concerns received through the hotline or website. The policy is available on our website at *http://ir.iongeo.com/phoenix.zhtml?c=101545&p=irol-govhighlights*.

- On an annual basis, each director and each executive officer is obligated to complete a questionnaire that requires disclosure of any transactions with ION in which the director or executive officer, or any member of his or her immediate family, has a direct or indirect material interest.
- We have included as Exhibits 31.1 and 31.2 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the SEC, certificates of our Chief Executive Officer and Chief Financial Officer, respectively, certifying as to the quality of our public disclosure. In addition, in 2011, we submitted to the NYSE a certificate of our Chief Executive Officer certifying that he is not aware of any violation by ION of the NYSE corporate governance listing standards.
- Our internal audit controls function maintains critical oversight over the key areas of our business and financial processes and controls, and provides reports directly to the Audit Committee.
- In February 2011, we adopted a compensation recoupment (clawback) policy that applies to our executive officers. The policy is available on our website at *http://ir.iongeo.com/phoenix.zhtml?c=101545&p=irol-govhighlights*.
- We have stock ownership guidelines for our non-employee directors and senior management.
- Our employment contracts with our current Chief Executive Officer and Chief Financial Officer do not contain a "single-trigger" change of control severance provision or entitle our CEO or CFO to tax gross-up benefits.

Implementation of Majority Voting Procedure for Directors. In October 2011, our Board of Directors approved a change to our Corporate Governance Guidelines to implement a mandatory majority voting, director resignation procedure. Commencing with our 2012 Annual Meeting, any director nominee in an uncontested election who receives a greater number of votes "withheld" from his or her election than votes "for" such election is required to promptly tender to the Board of Directors his or her resignation following certification of the stockholder vote. Upon receipt of the resignation, the Governance Committee will consider the resignation offer and recommend to the Board whether to accept it. The Board will act on the Governance Committee's recommendation within 120 days following certification of the stockholder vote. The Governance Committee and the Board may consider any factors they deem relevant in deciding whether to accept a Director's resignation. Thereafter, the Board will promptly disclose its decision whether to accept the Director's resignation offer (and the reasons for rejecting the resignation offer, if applicable) in a Current Report on Form 8-K furnished to the SEC.

Code of Ethics. We have adopted a Code of Ethics that applies to all members of our Board of Directors and all of our employees, including our principal executive officer, principal financial officer, principal accounting officer and all other senior members of our finance and accounting departments. We require all employees to adhere to our Code of Ethics in addressing legal and ethical issues encountered in conducting their work. The Code of Ethics requires that our employees avoid conflicts of interest, comply with all laws and other legal requirements, conduct business in an honest and ethical manner, promote full and accurate financial reporting, and otherwise act with integrity and in ION's best interest. Every year our management employees and senior finance and accounting employees affirm their compliance with our Code of Ethics and other principal compliance policies. New employees sign a written certification of compliance with these policies upon commencing employment.

We have made our Code of Ethics, corporate governance guidelines, charters for the principal standing committees of our Board and other information that may be of interest to investors available on the Investor Relations section of our website at *http://ir.iongeo.com/phoenix.zhtml?c=101545&p=irol-govhighlights*. Copies of this information may also be obtained by writing to us at ION Geophysical Corporation, Attention: Senior

Vice President, General Counsel and Corporate Secretary, 2105 CityWest Boulevard, Suite 400, Houston, Texas 77042-2839. Amendments to, or waivers from, our Code of Ethics will also be available on our website and reported as may be required under SEC rules; however, any technical, administrative or other non-substantive amendments to our Code of Ethics may not be posted.

Please note that the preceding Internet address and all other Internet addresses referenced in this proxy statement are for information purposes only and are not intended to be a hyperlink. Accordingly, no information found or provided at such Internet addresses or at our website in general is intended or deemed to be incorporated by reference herein.

Lead Independent Director. James M. Lapeyre, Jr. serves in the position of Lead Independent Director on our Board of Directors. Under NYSE corporate governance listing standards, Mr. Lapeyre has been designated as the presiding non-management director to lead non-management directors meetings of the Board. Our non-management directors meet at regularly scheduled executive sessions without management, over which Mr. Lapeyre presides. The powers and authority of the Lead Independent Director also includes the following:

- In conjunction with the Executive Chairman of the Board, advise and consult with the Chief Executive Officer, senior management and the Chairperson of each Committee of the Board, as to the appropriate information, agendas and schedules of Board and Committee meetings;
- Advise and consult with the Chief Executive Officer and senior management as to the quality, quantity and timeliness of the information submitted by the Company's management to the independent directors;
- In conjunction with the Executive Chairman of the Board, recommend to the Chief Executive Officer and the Board the retention of advisers and consultants to report directly to the Board;
- In conjunction with the Executive Chairman of the Board, call meetings of the Board or executive sessions of the independent directors;
- Develop the agendas for and preside over executive sessions of the Board's independent directors;
- Serve as principal liaison between the independent directors, and the Chief Executive Officer and senior management, on sensitive issues, including the review and evaluation of the Chief Executive Officer; and
- Coordinate with the independent directors in respect of each of the foregoing.

Communications to Board and Lead Independent Director. Stockholders and other interested parties may communicate with the Board and our Lead Independent Director or non-management independent directors as a group by writing to "Chairman of the Board" or "Lead Independent Director," c/o Corporate Secretary, ION Geophysical Corporation, 2105 CityWest Boulevard, Suite 400, Houston, Texas 77042-2839. Inquiries sent by mail will be reviewed by our Corporate Secretary and, if they pertain to the functions of the Board or Board committees or if the Corporate Secretary otherwise determines that they should be brought to the intended recipient's attention, they will be forwarded to the intended recipient. Concerns relating to accounting, internal controls, auditing or compliance matters will be brought to the attention of our Audit Committee and handled in accordance with procedures established by the Audit Committee.

Our Corporate Secretary's review of these communications will be performed with a view that the integrity of this process be preserved. For example, items that are unrelated to the duties and responsibilities of the Board, such as personal employee complaints, product inquiries, new product suggestions, resumes and other forms of job inquiries, surveys, service or product complaints, requests for donations, business solicitations or advertisements, will not be forwarded to the directors. In addition, material that is considered to be hostile, threatening, illegal or similarly unsuitable will not be forwarded. Except for these types of items, the Corporate Secretary will promptly forward written communications to the intended recipient. Within the above guidelines, the independent directors have granted the Corporate Secretary discretion to decide what correspondence should be shared with ION management and independent directors.

2011 Meetings of the Board and Stockholders. During 2011, the Board of Directors held eight meetings and the four standing committees of the Board of Directors held a total of 17 meetings. Overall, the rate of attendance by our directors at such meetings exceeded 96%. No director attended less than 89% of these meetings. We do not require our Board members to attend our Annual Meeting of Stockholders; however, six of our directors were present at our Annual Meeting held in May 2011.

Independence. In determining independence, each year the Board determines whether directors have any "material relationship" with ION. When assessing the "materiality" of a director's relationship with ION, the Board considers all relevant facts and circumstances, not merely from the director's standpoint, but from that of the persons or organizations with which the director has an affiliation, and the frequency or regularity of the services, whether the services are being carried out at arm's length in the ordinary course of business and whether the services are being provided substantially on the same terms to ION as those prevailing at the time from unrelated parties for comparable transactions. Material relationships can include commercial, banking, industrial, consulting, legal, accounting, charitable and familial relationships. Factors that the Board may consider when determining independence for purposes of this determination include (1) not being a current employee of ION or having been employed by ION within the last three years; (2) not having an immediate family member who is, or who has been within the last three years, an executive officer of ION; (3) not personally receiving or having an immediate family member who has received, during any 12-month period within the last three years, more than $120,000 per year in direct compensation from ION other than director and committee fees; (4) not being employed or having an immediate family member employed within the last three years as an executive officer of another company of which any current executive officer of ION serves or has served, at the same time, on that company's compensation committee; (5) not being an employee of or a current partner of, or having an immediate family member who is a current partner of, a firm that is ION's internal or external auditor; (6) not having an immediate family member who is a current employee of such an audit firm who personally works on ION's audit; (7) not being or having an immediate family member who was within the last three years a partner or employee of such an audit firm and who personally worked on ION's audit within that time; (8) not being a current employee, or having an immediate family member who is a current executive officer, of a company that has made payments to, or received payments from, ION for property or services in an amount that, in any of the last three fiscal years, exceeds the greater of $1 million or 2% of the other company's consolidated gross revenues; or (9) not being an executive officer of a charitable organization to which, within the preceding three years, ION has made charitable contributions in any single fiscal year that has exceeded the greater of $1 million or 2% of such organization's consolidated gross revenues.

Our Board has affirmatively determined that, with the exception of R. Brian Hanson, who is our Chief Executive Officer and an employee of ION, and Robert P. Peebler, who is our Executive Chairman and an employee of ION, no director has a material relationship with ION within the meaning of the NYSE's listing standards, and that each of our directors is independent from management and from our independent registered public accounting firm, as required by NYSE listing standard rules regarding director independence.

Our Lead Independent Director, Mr. Lapeyre, is an executive officer and significant shareholder of Laitram, L.L.C., a company with which ION has ongoing contractual relationships, and Mr. Lapeyre and Laitram together owned approximately 6.4% of our outstanding common stock as of March 1, 2012. Our Board has determined that these contractual relationships have not interfered with Mr. Lapeyre's demonstrated independence from our management, and that the services performed by Laitram for ION are being provided at arm's length in the ordinary course of business and substantially on the same terms to ION as those prevailing at the time from unrelated parties for comparable transactions. In addition, the services provided by Laitram to ION resulted in payments by ION to Laitram in an amount less than 2% of Laitram's 2011 consolidated gross revenues. As a result of these factors, our Board has determined that Mr. Lapeyre, along with each of our other non-management directors, is independent within the meaning of the NYSE's director independence standards. For an explanation of the contractual relationship between Laitram and ION, please see "*— Certain Transactions and Relationships*" below.

Our director, Mr. Hao, is employed as Chief Geophysicist of BGP. For an explanation of the relationships between BGP and ION, please see "— *Certain Transactions and Relationships*" below.

Risk Oversight. Our Board oversees an enterprise-wide approach to risk management, designed to support the achievement of organizational objectives, including strategic objectives, to improve long-term organizational performance and enhance stockholder value. A fundamental part of risk management is not only understanding the risks a company faces and what steps management is taking to manage those risks, but also understanding what level of risk is appropriate for the company. The involvement of the full Board in setting ION's business strategy is a key part of its assessment of the company's appetite for risk and also a determination of what constitutes an appropriate level of risk for the company. The Board also regularly reviews information regarding the company's credit, liquidity and operations, as well as the risks associated with each. While the Board has the ultimate oversight responsibility for the risk management process, various committees of the Board also have responsibility for risk management. In particular, the Audit Committee focuses on financial risk, including internal controls, and receives an annual risk assessment report from ION's internal auditors. In addition, in setting compensation, the Compensation Committee strives to create incentives that encourage a level of risk-taking behavior consistent with ION's business strategies. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire Board is regularly informed through committee reports about such risks.

Board Leadership. Our current Board leadership structure consists of an Executive Chairman (who is not our current CEO), a Lead Independent Director, and strong independent committee chairs. The Board believes this structure provides independent Board leadership and engagement and strong independent oversight of management while providing the benefit of having our former CEO, in conjunction with our Lead Independent Director, chair regular Board meetings as we discuss key business and strategic issues. Mr. Peebler, an employee of the Company, began serving as Executive Chairman of the Board on January 1, 2012. Mr. Lapeyre, a non-employee independent director, served as our Chairman of the Board from 1999 until Mr. Peebler's appointment as Executive Chairman, and now serves as our Lead Independent Director. Mr. Hanson has served as our CEO since January 1, 2012. We separate the roles of CEO and Executive Chairman of the Board in recognition of the differences between the two roles. The CEO is responsible for setting the strategic direction for the company and the day-to-day leadership and performance of the company, while the Executive Chairman provides guidance to the CEO and sets the agenda for Board meetings and presides over the meetings of the full Board. Separating these positions allows our CEO to focus on our day-to-day business, while allowing the Executive Chairman to lead the Board in its fundamental role of providing advice to, and independent oversight of, management. The Board recognizes the time, effort and energy that the CEO is required to devote to his position, as well as the commitment required to serve as our Chairman. The Board believes that having separate positions is the appropriate leadership structure for our company at this time and demonstrates our commitment to good corporate governance.

Political Contributions and Lobbying. Our Code of Ethics prohibits company contributions to political candidates or parties. In addition, we do not advertise in or purchase political publications, allow company assets to be used by political parties or candidates, use corporate funds to purchase seats at political fund raising events, or allow company trademarks to be used in political or campaign literature. ION is a member of certain trade associations that may use a portion of their membership dues for lobbying and/or political expenditures.

Committees of the Board

The Board of Directors has established four standing committees to facilitate and assist the Board in the execution of its responsibilities. The four standing committees are the Audit Committee, the Compensation Committee, the Governance Committee and the Finance Committee. Each standing committee operates under a written charter, which sets forth the functions and responsibilities of the committee. A copy of the charter for each of the Audit Committee, the Compensation Committee and the Governance Committee can be viewed on our website at *http://ir.iongeo.com/phoenix.zhtml?c=101545&p=irol-govhighlights.* A copy of each charter can also be obtained by writing to us at ION Geophysical Corporation, Attention: Corporate Secretary, 2105 CityWest Boulevard, Suite 400, Houston, Texas 77042-2839. The Audit Committee, Compensation Committee and Governance Committee are composed entirely of non-employee directors. The Finance Committee consists of five directors, four of whom are non-employee directors. In addition, the Board establishes temporary special committees from time to time on an as-needed basis. During 2011, the Audit Committee met five times, the Compensation Committee met six times, the Governance Committee met four times, and the Finance Committee met two times.

The current members of the four standing committees of the Board of Directors are identified below.

Director	Compensation Committee	Audit Committee	Governance Committee	Finance Committee
James M. Lapeyre, Jr.	*	*	Chair	
David H. Barr	*		*	
R. Brian Hanson				
Hao Huimin				*
Michael C. Jennings		*		*
Franklin Myers	Chair		*	Co-Chair
S. James Nelson, Jr.		Chair		Co-Chair
Robert P. Peebler				*
John N. Seitz	*		*	

* Member

Audit Committee

The Audit Committee is a separately-designated standing audit committee as defined in Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Audit Committee oversees matters relating to financial reporting, internal controls, risk management and compliance. These responsibilities include appointing, overseeing, evaluating and approving the fees of our independent auditors, reviewing financial information that is provided to our stockholders and others, reviewing with management our system of internal controls and financial reporting process, and monitoring our compliance program and system.

The Board of Directors has determined that each member of the Audit Committee is financially literate and satisfies the definition of "independent" as established in the NYSE corporate governance listing standards and Rule 10A-3 under the Exchange Act. In addition, the Board of Directors has determined that Mr. Nelson, the Chairman of the Audit Committee, is qualified as an audit committee financial expert within the meaning of SEC regulations, and that he has accounting and related financial management expertise within the meaning of the listing standards of the NYSE and Rule 10A-3.

Compensation Committee

General. The Compensation Committee has responsibility for the compensation of our executive officers, including our Chief Executive Officer, and the administration of our executive compensation and benefit plans. The Compensation Committee also has authority to retain or replace outside counsel, compensation and benefits consultants or other experts to provide it with independent advice, including the authority to approve the fees payable and any other terms of retention. All actions regarding executive officer compensation require Compensation Committee approval. The Compensation Committee completes a comprehensive review of all elements of compensation at least annually. If it is determined that any changes to any executive officer's total compensation are necessary or appropriate, the Compensation Committee obtains such input from management as it determines to be necessary or appropriate. All compensation decisions with respect to executives other than our Chief Executive Officer are determined in discussion with, and frequently based in part upon the recommendation of, our Chief Executive Officer. The Compensation Committee makes all determinations with respect to the compensation of our Chief Executive Officer, including, but not limited to, establishing performance objectives and criteria related to the payment of his compensation, and determining the extent to which such objectives have been established, obtaining such input from the committee's independent compensation advisors as it deems necessary or appropriate.

As part of its responsibility to administer our executive compensation plans and programs, the Compensation Committee, usually near the beginning of the calendar year, establishes the parameters of the annual incentive plan awards, including the performance goals relative to our performance that will be applicable to such awards and the similar awards for our other senior executives. It also reviews our performance against the objectives established for awards payable in respect of the prior calendar year, and confirms the extent, if any, to which such objectives have been obtained, and the amounts payable to each of our executive officers in respect of such achievement.

The Compensation Committee also determines the appropriate level and type of awards, if any, to be granted to each of our executive officers pursuant to our equity compensation plans, and approves the total annual grants to other key employees, to be granted in accordance with a delegation of authority to our corporate human resources officer.

The Compensation Committee reviews, and has the authority to recommend to the Board for adoption, any new executive compensation or benefit plans that are determined to be appropriate for adoption by ION, including those that are not otherwise subject to the approval of our stockholders. It reviews any contracts or other transactions with current or former elected officers of the corporation. In connection with the review of any such proposed plan or contract, the Compensation Committee may seek from its independent advisors such advice, counsel and information as it determines to be appropriate in the conduct of such review. The Compensation Committee will direct such outside advisors as to the information it requires in connection with any such review, including data regarding competitive practices among the companies with which ION generally compares itself for compensation purposes.

Compensation Committee Interlocks and Insider Participation. The Board of Directors has determined that each member of the Compensation Committee satisfies the definition of "independent" as established in the NYSE corporate governance listing standards. No member of the committee is, or was during 2011, an officer or employee of ION. Mr. Lapeyre is President and Chief Executive Officer and a significant equity owner of Laitram, L.L.C, which has had a business relationship with ION since 1999. During 2011, we paid Laitram and its affiliates a total of approximately $6.27 million, which consisted of approximately $5.44 million for manufacturing services, $711,000 for rent and other pass-through third party facilities charges, and $116,000 for reimbursement of costs related to providing administrative and other back-office support services in connection with our Louisiana marine operations. See *"— Certain Transactions and Relationships"* below. During 2011:

- No executive officer of ION served as a member of the compensation committee of another entity, one of whose executive officers served on the Compensation Committee of ION;
- No executive officer of ION served as a director of another entity, one of whose executive officers served on the Compensation Committee of ION; and
- No executive officer of ION served as a member of the compensation committee of another entity, one of whose executive officers served as a director of ION.

Governance Committee

The Governance Committee functions as the Board's nominating and corporate governance committee and advises the Board of Directors with regard to matters relating to governance practices and policies, management succession, and composition and operation of the Board and its committees, including reviewing potential candidates for membership on the Board and recommending to the Board nominees for election as directors of ION. In addition, the Governance Committee reviews annually with the full Board and our Chief Executive

Officer the succession plans for senior executive officers and makes recommendations to the Board regarding the selection of individuals to occupy these positions. The Board of Directors has determined that each member of the Governance Committee satisfies the definition of "independent" as established in the NYSE corporate governance listing standards.

In identifying and selecting new director candidates, the Governance Committee considers the Board's current and anticipated strengths and needs and a candidate's experience, knowledge, skills, expertise, integrity, diversity, ability to make independent analytical inquiries, understanding of the company's business environment, willingness to devote adequate time and effort to Board responsibilities, and other relevant factors. The Governance Committee has not established specific minimum age, education, years of business experience or specific types of skills for potential director candidates, but, in general, expects that qualified candidates will have ample experience and a proven record of business success and leadership. The committee also seeks an appropriate balance of experience and expertise in accounting and finance, technology, management, international business, compensation, corporate governance, strategy, industry knowledge and general business matters. In addition, the committee seeks a diversity of experience, professions, skills, geographic representation and backgrounds. The committee may rely on various sources to identify potential director nominees, including input from directors, management and others the committee feels are reliable, and professional search firms.

Our Bylaws permit stockholders to nominate individuals for director for consideration at an annual stockholders' meeting. A proper director nomination may be considered at our 2013 Annual Meeting only if the proposal for nomination is received by ION not later than December 20, 2012. All nominations should be directed to David L. Roland, Senior Vice President, General Counsel and Corporate Secretary, ION Geophysical Corporation, 2105 CityWest Boulevard, Suite 400, Houston, Texas 77042-2839.

The Governance Committee will consider properly submitted recommendations for director nominations made by a stockholder or other sources (including self-nominees) on the same basis as other candidates. For consideration by the Governance Committee, a recommendation of a candidate must be submitted timely and in writing to the Governance Committee in care of our Corporate Secretary at our principal executive offices. The submission must include sufficient details regarding the qualifications of the potential candidate. In general, nominees for election should possess (1) the highest level of integrity and ethical character, (2) strong personal and professional reputation, (3) sound judgment, (4) financial literacy, (5) independence, (6) significant experience and proven superior performance in professional endeavors, (7) an appreciation for board and team performance, (8) the commitment to devote the time necessary, (9) skills in areas that will benefit the Board and (10) the ability to make a long-term commitment to serve on the Board.

Finance Committee

The Finance Committee has responsibility for overseeing all areas of corporate finance for ION. The Finance Committee is responsible for reviewing with ION management, and has the power and authority to approve on behalf of the Board, ION's strategies, plans, policies and actions related to corporate finance, including, but not limited to, (a) capital structure plans and strategies and specific equity or debt financings, (b) capital expenditure plans and strategies and specific capital projects, (c) strategic and financial investment plans and strategies and specific investments, (d) cash management plans and strategies and activities relating to cash flow, cash accounts, working capital, cash investments and treasury activities, including the establishment and maintenance of bank, investment and brokerage accounts, (e) financial aspects of insurance and risk management, (f) tax planning and compliance, (g) dividend policy, (h) plans and strategies for managing foreign currency exchange exposure and other exposures to economic risks, including plans and strategies with respect to the use of derivatives, and (i) reviewing and making recommendations to the Board with respect to any proposal by ION to divest any asset, investment, real or personal property, or business interest if such divestiture is required to be approved by the Board. The Finance Committee does not have oversight responsibility with respect to ION's financial reporting, which is the responsibility of the Audit Committee. The Board of Directors has determined that a majority of the members of the Finance Committee (including its co-Chairmen) satisfies the definition of "independent" as established in the NYSE corporate governance listing standards.

Stock Ownership Requirements

The Board has adopted stock ownership requirements for ION's directors. The Board adopted these requirements in order to align the economic interests of the directors with those of our stockholders and further focus our emphasis on enhancing stockholder value. Under these requirements, each non-employee director is expected to own at least 36,000 shares of ION stock. New and current directors will have three years to acquire and increase the director's ownership of ION stock to satisfy the requirements. The stock ownership requirements are subject to modification by the Board in its discretion. The Board has also adopted stock ownership requirements for senior management of ION. See *"Executive Compensation — Compensation Discussion and Analysis — Elements of Compensation — Stock Ownership Requirements; Hedging Policy"* below.

The Governance Committee and the Board regularly review and evaluate ION's directors' compensation program on the basis of current and emerging compensation practices for directors, emerging legal, regulatory and corporate compliance developments and comparisons with director compensation programs of other similarly-situated public companies.

Certain Transactions and Relationships

The Board of Directors has adopted a written policy and procedures to be followed prior to any transaction, arrangement or relationship, or series of similar transactions, arrangements or relationships, including any indebtedness or guarantee of indebtedness, between ION and a "Related Party" where the aggregate amount involved is expected to exceed $120,000 in any calendar year. Under the policy, "Related Party" includes (a) any person who is or was an executive officer, director or nominee for election as a director (since the beginning of the last fiscal year); (b) any person or group who is a greater-than-5% beneficial owner of ION voting securities; or (c) any immediate family member of any of the foregoing, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, and anyone residing in the home of an executive officer, director or nominee for election as a director (other than a tenant or employee). Under the policy, the Governance Committee of the Board is responsible for reviewing the material facts of any Related Party transaction and approve or ratify the transaction. In making its determination to approve or ratify, the Governance Committee is required to consider such factors as (i) the extent of the Related Party's interest in the transaction, (ii) if applicable, the availability of other sources of comparable products or services, (iii) whether the terms of the Related Party transaction are no less favorable than terms generally available in unaffiliated transactions under like circumstances, (iv) the benefit to ION, and (v) the aggregate value of the Related Party transaction.

Mr. Lapeyre is the President and Chief Executive Officer and a significant equity owner of Laitram, L.L.C. and has served as President of Laitram and its predecessors since 1989. Laitram is a privately-owned, New Orleans-based manufacturer of food processing equipment and modular conveyor belts. Mr. Lapeyre and Laitram together owned approximately 6.4% of our outstanding common stock as of March 1, 2012.

We acquired DigiCourse, Inc., our marine positioning products business, from Laitram in 1998. In connection with that acquisition, we entered into a Continued Services Agreement with Laitram under which Laitram agreed to provide us certain bookkeeping, software, manufacturing, and maintenance services. Manufacturing services consist primarily of machining of parts for our marine positioning systems. The term of this agreement expired in September 2001 but we continue to operate under its terms. In addition, from time to time, when we have requested, the legal staff of Laitram has advised us on certain intellectual property matters with regard to our marine positioning systems. Under an amended lease of commercial property dated February 1, 2006, between Lapeyre Properties, L.L.C. (an affiliate of Laitram) and ION, we have leased certain office and warehouse space from Lapeyre Properties through January 2014, with the right to terminate the lease sooner upon 12 months' notice. During 2011, we paid Laitram and its affiliates a total of approximately $6.3 million, which consisted of approximately $5.4 million for manufacturing services, $0.7 million for rent and other pass-through third party facilities charges, and $0.1 million for reimbursement for costs related to providing administrative and other back-office support services in connection with our Louisiana marine operations. For the 2010 and 2009 fiscal years, we paid Laitram and its affiliates a total of approximately $3.1 million and $4.0 million, respectively, for these services. In the opinion of our management, the terms of these services are fair and reasonable and as favorable to us as those that could have been obtained from unrelated third parties at the time of their performance.

Mr. Hao is Chief Geophysicist of BGP. BGP has been a customer of our products and services for many years. For our fiscal years ended December 31, 2011 and 2010, BGP accounted for approximately 7.6% and 3.8% of our consolidated net sales, respectively. During 2011, we recorded revenues from sales to BGP of approximately $34.5 million. Trade receivables due from BGP at December 31, 2011 were $15.2 million (approximately $13.2 million of these receivables were collected in January 2012).

In March 2010, prior to Mr. Hao being appointed to the Board, we entered into certain transactions with BGP that resulted in the commercial relationships between our company and BGP as described below:

- We issued and sold 23,789,536 shares of our common stock to BGP for an effective purchase price of $2.80 per share pursuant to (i) a Stock Purchase Agreement we entered into with BGP and (ii) the conversion of the principal balance of indebtedness outstanding under a Convertible Promissory Note dated as of October 23, 2009. As of March 1, 2012, BGP held beneficial ownership of approximately 15.2% of our outstanding shares of common stock. The shares of our common stock acquired by BGP are subject to the terms and conditions of an Investor Rights Agreement that we entered into with BGP in connection with its purchase of our shares. Under the Investor Rights Agreement, for so long as BGP owns as least 10% of our outstanding shares of common stock, BGP will have the right to nominate one director to serve on our Board. The appointment of Mr. Hao to our Board was made pursuant to this agreement. The Investor Rights Agreement also provides that whenever we may issue shares of our common stock or other securities convertible into, exercisable or exchangeable for our common stock, BGP will have certain pre-emptive rights to subscribe for a number of such shares or other securities as may be necessary to retain its proportionate ownership of our common stock that would exist before such issuance. These pre-emptive rights are subject to usual and customary exceptions, such as issuances of securities as equity compensation to our directors, employees and consultants, under employee stock purchase plans and under our currently outstanding convertible and exercisable securities.
- We formed a joint venture with BGP, owned 49% by us and 51% by BGP, to design, develop, manufacture and sell land-based seismic data acquisition equipment for the petroleum industry. The name of the joint venture company is INOVA Geophysical Equipment Limited. Under the terms of the joint venture transaction, INOVA Geophysical was initially formed as a wholly-owned direct subsidiary of ION, and BGP acquired its interest in the joint venture by paying us aggregate consideration of (i) $108.5 million in cash and (ii) 49% of certain assets owned by BGP relating to the business of the joint venture. In addition, INOVA Geophysical has provided a bank stand-by letter of credit as credit support for our obligations under our commercial bank revolving and term loans.

Director Compensation

ION employees who are also directors do not receive any fee or remuneration for services as members of our Board of Directors. We currently have seven non-employee directors who qualify for compensation as directors. In addition to being reimbursed for all reasonable out-of-pocket expenses that the director incurs attending Board meetings and functions, our outside directors receive an annual retainer fee of $46,000. In addition, the Chairman of the Audit Committee receives an annual retainer fee of $12,500, the Chairman of the Compensation Committee receives an annual retainer fee of $10,000, the Chairman of the Governance Committee receives an annual retainer fee of $5,000, and each co-Chairman of the Finance Committee receives an annual retainer fee of $5,000. Outside directors also receive, in cash, $2,000 for each Board meeting and $2,000 for each committee meeting attended (unless the committee meeting is held in conjunction with a Board meeting, in which case the fee for committee meeting attendance is $1,000) and $1,000 for each Board or committee meeting held or attended via teleconference.

Each outside director also receives an initial grant of 8,000 vested shares of our common stock on the first quarterly grant date after joining the Board and follow-on grants of 12,000 vested shares of our stock each year.

In 1992, we adopted a Directors Retirement Plan, but discontinued the plan in 1996. Mr. Theodore Elliott, who retired from the Board in February 2011, was the only director entitled to receive any benefits under the plan. Pursuant to the terms of the plan, after his retirement we paid Mr. Elliott $110,594 in a lump sum payment, which terminated our obligations under the plan.

The following table summarizes the compensation earned by ION's non-employee directors in 2011:

Name(1)	Fees Earned or Paid in Cash ($)	Stock Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
David H. Barr	95,000	318,120	—	—	—	413,120
Theodore H. Elliott, Jr.(3)	3,000	—	—	—	—	3,000
Hao Huimin	77,167	305,700	—	—	—	382,867
Michael C. Jennings	87,500	318,120	—	—	—	405,620
James M. Lapeyre, Jr.	81,000	69,720	—	—	—	150,720
Franklin Myers	89,000	69,720	—	—	—	158,720
S. James Nelson, Jr.	85,500	69,720	—	—	—	155,220
John N. Seitz	68,000	69,720	—	—	—	137,720

(1) Robert P. Peebler, our Executive Chairman, and R. Brian Hanson, our President and Chief Executive Officer, are not included in this table because they are employees of ION and therefore received no compensation for their services as directors. The compensation received by Mr. Peebler and Mr. Hanson as employees of ION is shown in the Summary Compensation Table contained in "*— Executive Compensation*" below.

(2) All of the amounts shown represent the value of common stock granted under our LTIP. Mr. Barr and Mr. Jennings were each appointed to the Board on December 2, 2010, and Mr. Hao was appointed to the Board on January 1, 2011. On March 1, 2011, Messrs. Barr and Jennings were each granted an award of 20,000 shares of ION common stock pursuant to our director compensation terms discussed above. On March 1, 2011, Mr. Hao was granted a net award of 13,300 shares of ION common stock pursuant to our director compensation terms discussed above and tax laws applicable to grants to Chinese citizens. On December 1, 2011, each of our non-employee directors was granted an award of 12,000 shares of ION common stock. The values contained in the table are based on the grant-date fair value of awards of stock during the fiscal year.

(3) Mr. Elliott resigned from the Board effective on February 14, 2011.

As of December 31, 2011, our non-employee directors held the following unvested and unexercised ION equity awards:

Name	Unvested Stock Awards(#)	Unexercised Option Awards(#)
David H. Barr	—	—
Theodore H. Elliott, Jr. (former director)	—	50,000
Hao Huimin	—	—
Michael C. Jennings	—	—
James M. Lapeyre, Jr.	—	70,000
Franklin Myers	—	25,000
S. James Nelson, Jr.	—	70,000
John N. Seitz	—	80,000

OWNERSHIP OF EQUITY SECURITIES OF ION

Except as otherwise set forth below, the following table sets forth information as of March 1, 2012, with respect to the number of shares of common stock owned by (i) each person known by us to be a beneficial owner of more than 5% of our common stock, (ii) each of our directors, (iii) each of our executive officers named in the 2011 Summary Compensation Table included in this proxy statement and (iv) all of our directors and executive officers as a group. Except where information was otherwise known by us, we have relied solely upon filings of Schedules 13D and 13G to determine the number of shares of our common stock owned by each person known to us to be the beneficial owner of more than 5% of our common stock as of such date.

Name of Owner	Common Stock(1)	Rights to Acquire(2)	Restricted Stock(3)	Percent of Common Stock(4)
BGP Inc., China National Petroleum Corporation(5)	23,789,536	—	—	15.2%
FMR LLC(6)	18,812,641	—	—	12.1%
Wellington Management Company, LLP(7)	10,203,962	—	—	6.6%
James M. Lapeyre, Jr.(8)	9,976,122	70,000	—	6.4%
BlackRock, Inc.(9)	9,675,195	—	—	6.2%
Wells Fargo & Company(10)	9,500,932	—	—	6.1%
Laitram, L.L.C.(11)	7,605,345	—	—	4.9%
Robert P. Peebler	457,578	135,000	333,333	*
David H. Barr	32,000	—	—	*
R. Brian Hanson	38,197	155,000	87,076	*
Hao Huimin	21,700	—	—	*
Michael C. Jennings	32,000	—	—	*
Franklin Myers	60,000	25,000	—	*
S. James Nelson, Jr.	52,000	70,000	—	*
John N. Seitz	61,895	80,000	—	*
Nikolaos Bernitsas	48,629	191,250	16,666	*
Gregory J. Heinlein	—	—	28,700	*
David L. Roland	59,856	93,750	21,666	*
Ken Williamson	49,233	194,500	23,666	*
All directors and executive officers as a group (15 Persons)	10,912,170	1,291,050	533,238	8.1%

* Less than 1%

(1) Represents shares for which the named person (a) has sole voting and investment power or (b) has shared voting and investment power. Excluded are shares that (i) are unvested restricted stock holdings or (ii) may be acquired through stock option exercises.

(2) Represents shares of common stock that may be acquired upon the exercise of stock options held by our officers and directors that are currently exercisable or will be exercisable on or before April 30, 2012.

(3) Represents unvested shares subject to a vesting schedule, forfeiture risk and other restrictions. Although these shares are subject to risk of forfeiture, the holder has the right to vote such unvested shares until they are forfeited.

(4) Assumes shares subject to outstanding stock options that such person has rights to acquire upon exercise, presently and on or before April 30, 2012, are outstanding.

(5) The address for BGP Inc., China National Petroleum Corporation is No. 189 Fanyang Middle Road, ZhuoZhou City, HeBei Province 072750 P.R. China.

(6) The address for FMR LLC ("FMR") is 82 Devonshire Street, Boston, Massachusetts 02109. Fidelity Management & Research Company ("Fidelity"), a wholly-owned subsidiary of FMR, is the beneficial owner of 18,269,822 shares as a result of acting as investment adviser to various investment companies registered under the Investment Company Act of 1940. Edward C. Johnson 3d, as Chairman of FMR LLC, and FMR, through its control of Fidelity, and the funds each has sole power to dispose of the 18,269,822 shares owned by the funds. Members of the family of Edward C. Johnson 3d are the predominant owners, directly or through trusts, of Series B voting common shares of FMR, representing

49% of the voting power of FMR. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR. Neither FMR nor Edward C. Johnson 3d has the sole power to vote or direct the voting of the shares owned directly by the Fidelity funds, which power resides with the funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees. Pyramis Global Advisors, LLC ("PGALLC"), 900 Salem Street, Smithfield, Rhode Island, 02917, an indirect wholly-owned subsidiary of FMR and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 163,300 shares as a result of its serving as investment adviser to institutional accounts, non-U.S. mutual funds, or investment companies registered under the Investment Company Act of 1940 owning such shares. Edward C. Johnson 3d and FMR, through its control of PGALLC, each has sole dispositive power over 163,300 shares and sole power to vote or to direct the voting of 163,300 shares owned by the institutional accounts or funds advised by PGALLC as reported above. Pyramis Global Advisors Trust Company ("PGATC"), 900 Salem Street, Smithfield, Rhode Island, 02917, an indirect wholly-owned subsidiary of FMR and a bank as defined in Section 3(a)(6) of the Exchange Act, is the beneficial owner of 379,519 shares as a result of its serving as investment manager of institutional accounts owning such shares. Edward C. Johnson 3d and FMR, through its control of PGATC, each has sole dispositive power over 379,519 shares and sole power to vote or to direct the voting of 379,519 shares owned by the institutional accounts managed by PGATC as reported above.

(7) The address for Wellington Management Company, LLP is 280 Congress Street, Boston, Massachusetts 02210. Wellington Management Company, LLP reported that it has shared voting power with respect to 6,442,827 shares and shared dispositive power with respect to 10,203,962 shares.

(8) These shares of common stock include 5,700 shares over which Mr. Lapeyre holds joint voting power and investment control with his wife, 575,800 shares that Mr. Lapeyre holds as a custodian or trustee for the benefit of his children, 7,605,345 shares owned by Laitram, and 10,500 shares that Mr. Lapeyre holds as a co-trustee with his wife for the benefit of his children, in all of which Mr. Lapeyre disclaims any beneficial interest. Please read note 11 below. Mr. Lapeyre has sole voting power over only 1,778,997 of these shares of common stock.

(9) The address for BlackRock, Inc. is 40 East 52nd Street, New York, New York 10022.

(10) Wells Fargo & Company filed its Schedule 13G/A with the SEC on behalf of itself and the following subsidiaries: Wells Capital Management Incorporated, Wells Fargo Bank, N.A., Wells Fargo Funds Management, LLC, Wells Fargo Advisors Financial Network, LLC and Wells Fargo Advisors, LLC. The address for Wells Fargo & Company is 420 Montgomery Street, San Francisco, California 94104. Wells Fargo & Company and these subsidiaries reported that they have sole voting power with respect to 9,376,509 shares, sole dispositive power with respect to 9,433,822 shares and shared dispositive power with respect to 35,950 shares.

(11) The address for Laitram, L.L.C. is 220 Laitram Lane, Harahan, Louisiana 70123. Mr. Lapeyre is the President and Chief Executive Officer of Laitram. Please read note 8 above. Mr. Lapeyre disclaims beneficial ownership of any shares held by Laitram.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires directors and certain officers of ION, and persons who own more than 10% of ION's common stock, to file with the SEC and the NYSE initial statements of beneficial ownership on Form 3 and changes in such ownership on Forms 4 and 5. Based on our review of the copies of such reports, we believe that, with three exceptions, during 2011 our directors, executive officers and stockholders holding greater than 10% of our outstanding shares complied with all applicable filing requirements under Section 16(a) of the Exchange Act, and that all of their filings had been timely made. The Form 3 for Mr. Williamson and the Form 3 for David Moffat (Senior Vice President of our Marine Imaging Systems Division) had each inadvertently failed to report all of the reporting person's stock holdings and therefore required amendment to reflect the full holdings of each person. In each case, the amendment to the Form 3 was filed after the due date for filing the original Form 3. A Form 4 for Mr. Roland was filed four days late when a third-party brokerage firm failed to timely notify Mr. Roland and the Company of the execution of a buy order.

EXECUTIVE OFFICERS

Our executive officers are as follows:

Name	Age	Position with ION
R. Brian Hanson	47	President and Chief Executive Officer and Director
Nikolaos Bernitsas	52	Senior Vice President, GXT Imaging Solutions
Gregory J. Heinlein	48	Senior Vice President and Chief Financial Officer
David Moffat	55	Senior Vice President, Marine Imaging Systems Division
David L. Roland	50	Senior Vice President, General Counsel and Corporate Secretary
Ken Williamson	47	Senior Vice President, GeoVentures
Michael L. Morrison	41	Vice President and Corporate Controller

For a description of the business background of Mr. Hanson, please see *"Item 1— Election of Directors — Class I Director Nominees for Re-Election for Term Expiring in 2015"* above.

Mr. Bernitsas has been Senior Vice President of our GXT Imaging Solutions group since January 2007. Mr. Bernitsas originally joined GX Technology Corporation ("GXT") in 2000 as Senior Geophysical Advisor, became Senior Vice President, Operations of GXT in 2002 and continued in that position after ION acquired GXT in 2004. Prior to joining GXT, Mr. Bernitsas served as an Imaging Advisor for Vastar Resources, Inc., an exploration and production company, from 1998 to 2000, and in various geophysicist positions at Arco Exploration and Production Technology, a division of Atlantic Richfield Company, from 1990 to 1998. Mr. Bernitsas holds a Bachelor of Science degree in physics from the University of Athens (Greece), a Master of Science degree in geophysics from Ohio University, a Master of Business Administration degree in finance from the University of Texas at Dallas, and a Ph.D. in geophysics from the University of Texas at Austin.

Mr. Heinlein has been our Senior Vice President and Chief Financial Officer since November 2011. Prior to joining ION, Mr. Heinlein served as the Chief Operating and Financial Officer of Genprex, Inc., a clinical-stage biopharmaceutical company. Prior to joining Genprex in 2011, Mr. Heinlein worked as an independent financial consultant and held a variety of senior management positions at Freescale Semiconductor, Inc., a NYSE-listed designer and manufacturer of embedded semiconductors for the automotive, consumer, industrial and networking markets, including Vice President and Treasurer from 2005 to 2008 and Vice President, Global Sales and Marketing, from 2008 to 2010. From 2001 to 2004, Mr. Heinlein served as Vice President and Treasurer of Fisher Scientific International Inc., a NYSE-listed manufacturer and supplier of scientific and healthcare products and services. From 1999 to 2001, he served as Vice President, Treasurer at Great Lakes Chemical Company, a NYSE-listed chemical research, production, sales and distribution company. Mr. Heinlein began his career in 1987 at The Dow Chemical Company, where he worked for more than 12 years in progressively challenging financial management positions, in both the treasury and control functions. Mr. Heinlein received a Bachelor of Business Administration degree from Saginaw Valley State University and a Master of Business Administration degree from Michigan State University.

Mr. Moffat has been Senior Vice President of our Marine Imaging Systems Division since June 2007. In 1989, he joined Concept Systems, Ltd., a Scotland-based supplier of advanced real-time navigation and data integration software and services to the E&P industry, and served in various engineering and managerial roles, including after ION's acquisition of Concept in 2004. From 2006 to 2007, Mr. Moffat was the Vice President and Managing Director of Concept. Prior to joining Concept in 1989, Mr. Moffat was employed in various engineering design and development positions within the electronics defense and data security industry in the United Kingdom. Between 1973 and 1981, he served as an officer in the British Merchant Navy. Mr. Moffat holds a Bachelor of Science degree with Distinction in electronic and communication engineering from Edinburgh Napier University.

Mr. Roland joined ION as Vice President, General Counsel and Corporate Secretary in April 2004 and became a Senior Vice President in January 2007. Prior to joining ION, Mr. Roland held several positions within the legal department of Enron Corp., a multi-national energy trading and infrastructure development business, most recently as Vice President and Assistant General Counsel. Prior to joining Enron in 1998, Mr. Roland was an attorney with Caltex Corporation, an international oil and gas marketing and refining company. Mr. Roland was an attorney with the law firm of Gardere & Wynne (now Gardere Wynne Sewell LLP) from 1988 until 1994, when he joined Caltex. Mr. Roland holds a Bachelor of Business Administration degree from the University of Houston and a Juris Doctorate degree with Distinction from St. Mary's University.

Mr. Williamson joined ION as Vice President of our GeoVentures business unit in September 2006 and became a Senior Vice President in January 2007. Between 1987 and 2006, Mr. Williamson was employed by Western Geophysical, which in 2000 became part of WesternGeco, a seismic solutions and technology subsidiary of Schlumberger, Ltd., a global oilfield and information services company. While at WesternGeco, Mr Williamson served as Vice President, Marketing from 2001 to 2003, Vice President, Russia and Caspian Region from 2003 to 2005 and Vice President, Marketing, Sales & Commercialization of WesternGeco's electromagnetic services and technology division from 2005 to 2006. Mr. Williamson holds a Bachelor of Science degree in geophysics from Cardiff University in Wales.

Mr. Morrison joined ION in June 2002 as our Assistant Controller, became our Controller and Director of Accounting in November 2002 and Vice President and Corporate Controller in January 2007. Prior to joining ION, Mr. Morrison held several positions at Enron Corp., most recently as Director of Transaction Support. Mr. Morrison had held a variety of positions at Deloitte & Touche, LLP, a public accounting firm, from January 1994 until he joined Enron in June 2000. Mr. Morrison holds a Bachelor of Business Administration degree in accounting from Texas A&M University.

EXECUTIVE COMPENSATION

Introductory note: The following discussion of executive compensation contains descriptions of various employee benefit plans and employment-related agreements. These descriptions are qualified in their entirety by reference to the full text or detailed descriptions of the plans and agreements, which are filed or incorporated by reference as exhibits to our annual report on Form 10-K for the year ended December 31, 2011. In this discussion, the terms "ION," "we," "our" and "us" refer to ION Geophysical Corporation and its consolidated subsidiaries, except where the context otherwise requires or as otherwise indicated.

Compensation Discussion and Analysis

This Compensation Discussion and Analysis provides an overview of the Compensation Committee of our Board of Directors, a discussion of the background and objectives of our compensation programs for our senior executives, and a discussion of all material elements of the compensation of each of the executive officers identified in the following table, whom we refer to as our named executive officers:

Name	Title
R. Brian Hanson	President and Chief Executive Officer (our principal executive officer and former principal financial officer)
Robert P. Peebler	Director and Executive Chairman (our former Chief Executive Officer)
Gregory J. Heinlein	Senior Vice President and Chief Financial Officer (our principal financial officer)
Nikolaos Bernitsas	Senior Vice President, GXT Imaging Solutions
David L. Roland	Senior Vice President, General Counsel and Corporate Secretary
Ken Williamson	Senior Vice President, GeoVentures

At the beginning of 2011, Mr. Peebler was serving as our Chief Executive Officer and Mr. Hanson was serving as our Executive Vice President and Chief Financial Officer. In August 2011, Mr. Hanson was promoted to President and Chief Operating Officer in addition to his role as Chief Financial Officer. In November 2011, Mr. Heinlein was hired as our Senior Vice President and Chief Financial Officer and Mr. Hanson continued as President and Chief Operating Officer. On December 31, 2011, Mr. Peebler retired from his Chief Executive Officer position and became our Executive Chairman. On January 1, 2012, Mr. Hanson became our President and Chief Executive Officer. As a result of these numerous changes during 2011 and January 2012, the above table includes Mr. Hanson, Mr. Peebler, Mr. Heinlein, and our three other most highly compensated executive officers, and lists the positions held by each person as of January 1, 2012.

Executive Summary

General. The objectives and major components of our executive compensation program did not materially change from 2011 to 2012. While we regularly review and fine-tune our compensation programs, we believe consistency in our compensation program and philosophy is important to effectively motivate and reward top-level management performance and for the creation of stockholder value. We continue to provide our named executive officers with total annual compensation that includes three principal elements: base salary, performance-based annual incentive cash compensation and long-term equity-based incentive awards. Elements of our compensation program continue to be performance-based, and a significant portion of each executive's total annual compensation is at risk and dependent upon our company's achievement of specific, measurable performance goals. Our performance-based pay is designed to align our executive officers' interests with those of our stockholders and to promote the creation of stockholder value, without encouraging excessive risk-taking. In addition, our equity programs, combined with our executive share ownership requirements, are designed to reward long-term stock performance.

Base salaries for several of our named executive officers were increased in January 2012, consistent with our usual base salary review process and practice. Payments under our annual bonus incentive plan for 2011 reflected our company's performance and the level of achievement of our 2011 plan performance goals. As discussed further under the heading "*Bonus Incentive Plan*" beginning on page 35 of this proxy statement, although our 2011 adjusted operating income was greater than in 2010 and we exceeded our threshold consolidated financial performance criteria under our 2011 bonus plan, we only achieved 97% of our plan target consolidated financial performance criteria. As a result, most of our named executive officers received lower cash bonus payments under the 2011 plan than in 2010, when we exceeded the 2010 plan target criteria.

Grants made under our long-term stock incentive plan during 2011 also reflected our company's successful performance during 2011. The annual grants made to our named executive officers on December 1, 2011 were generally consistent with grants made to named executive officers in previous years.

Principal Changes in Compensation during 2011. At our 2011 Annual Meeting of Stockholders held on May 27, 2011, our stockholders approved all of our director nominees and proposals, including a non-binding advisory vote to approve the compensation of our executive officers. In the advisory executive compensation vote, 55% of the votes cast on the proposal voted in favor. While we value the approval by our stockholders of our executive compensation policies, after the meeting we consulted with several large stockholders and certain proxy advisory firms to try to determine the principal reasons underlying the negative votes on our advisory executive compensation proposal. We learned that stockholders who voted against the proposal primarily objected to four elements of our executive compensation program. Our Compensation Committee considered the results of the vote and also the specific objections expressed by our stockholders and took action to resolve each element that was described as objectionable, in addition to certain other changes. Below is a table describing certain principal elements of our executive compensation program that were changed during 2011. The first four items in the table were the items that were described as objectionable by our stockholders.

Description	Resolution
No Single Trigger Change of Control. Our employment agreement for Robert P. Peebler, who served as our Chief Executive Officer from 2003 until the end of 2011, contained a provision that entitled him to receive certain benefits if he resigned his position after remaining with us or with our successor for a period of 18 months following a "change of control" involving our company. This type of change of control provision is commonly referred to as a modified "single trigger" provision. Certain of our stockholders preferred that our CEO's change of control severance provision be a "double trigger" provision, which would entitle the CEO to receive change of control severance benefits only if the CEO's employment was terminated by the company after the change of control.	On January 1, 2012, Mr. Hanson became our new Chief Executive Officer. Mr. Hanson's new employment contract, which became effective on January 1, 2012, does not contain a "single-trigger" change of control severance provision.
Excise Tax Gross-Up. The employment agreement for our Chief Executive Officer in effect since 2003 and still in effect during 2011 contained a provision that entitled him to receive an additional severance payment if he owed any excise tax for "excess parachute payments" under U.S. federal income tax law. Certain of our stockholders preferred that our CEO not be entitled to receive an excise tax gross-up payment.	Mr. Hanson's new employment contract as Chief Executive Officer does not contain a tax gross-up benefit.

Description	Resolution
LTIP Tax Gross-Up Authority. Section 3.2 of our Amended and Restated 2004 Long-Term Incentive Plan (LTIP) had previously allowed our Compensation Committee the discretion to provide for a supplemental payment to a grantee in an amount necessary to pay any income taxes payable upon the vesting of a stock award and receipt of the supplemental payment. Certain of our stockholders objected to Section 3.2 granting the authority for a tax gross-up payment under the LTIP.	In May 2011, we amended the LTIP to delete Section 3.2 in its entirety.
Broad Definition Within LTIP Change in Control. Our LTIP defined "Change in Control" as occurring, among other events, upon the approval by our stockholders of a Merger (as defined in the LTIP). Certain of our stockholders objected to this definition as being too liberal and instead expressed their preference that the trigger event be the completion of a Merger instead of the stockholder approval of the Merger.	In May 2011, we amended the LTIP so that a "Change in Control" under the plan occurs upon the completion of a Merger, rather than upon stockholder approval of a Merger.
Frequency of "Say on Pay" Advisory Vote. In a non-binding advisory vote held at our 2011 Annual Meeting, our stockholders voted in favor of our holding an advisory vote on executive compensation every year.	In light of the results of the advisory vote of our stockholders, we determined that we will hold an annual advisory vote on the compensation payable to our named executive officers, until the next advisory vote on the frequency of stockholder votes on the compensation payable to our executive officers is required, or until our Board determines that it is in the best interest of our company to hold such vote with a different frequency.
Reduction in CEO Compensation. Although none of our stockholders has contacted us to object to the amount of compensation paid to our Chief Executive Officer and we believe that our CEO compensation paid in the past has been reasonable and competitive, we are mindful that CEO compensation in general is a topic of interest for most investors and proxy advisory firms.	We have decreased the annual base salary paid to our CEO from $625,000 paid to our former CEO in 2011 to $450,000 payable to Mr. Hanson as our current CEO in 2012.

Introduction/Corporate Governance

Compensation Committee

The Compensation Committee of our Board of Directors reviews and approves, or recommends to the Board for approval, all salary and other remuneration for our executive officers and oversees matters relating to our employee compensation and benefit programs. No member of the committee is an employee of ION. The Board of Directors has determined that each member of the committee satisfies the definition of "independent" as established in the NYSE corporate governance listing standards.

The Compensation Committee operates pursuant to a written charter that sets forth its functions and responsibilities. A copy of the charter can be viewed on our website at *http://ir.iongeo.com/phoenix.zhtml?c=101545&p=irol-govhighlights*. The Chairman of the committee is in charge of the committee's meeting agendas and, with the assistance of our Corporate Secretary, establishes the committee's meetings and calendar. For a description of the responsibilities of the Compensation Committee, see *"Item 1. — Election of Directors — Committees of the Board — Compensation Committee"* above.

During 2011, the Compensation Committee met in person or by conference call six times. In addition, the committee took action by unanimous written consent, as permitted under Delaware law and our Bylaws, two times during 2011, primarily to approve individual non-executive employee grants of restricted stock and stock options. We believe that each of these individual grants made by unanimous written consent of the committee complied with the applicable grant date requirements under Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic (ASC) 718, "Compensation — Stock Compensation") ("ASC Topic 718").

Compensation Consultants

The Compensation Committee has the authority and necessary funding to engage, terminate and pay compensation consultants, independent legal counsel and other advisors in its discretion. Prior to retaining any such compensation consultant or other advisor, the committee evaluates the independence of such advisor and also evaluates whether such advisor has a conflict of interest. During 2009, the Compensation Committee engaged Performensation Consulting, an equity compensation consultant, to assist the company and the committee in designing a proposed new employee stock purchase plan and another proposed program that we eventually decided not to implement. During 2010, the committee engaged ISS Corporate Services, Inc., a wholly-owned subsidiary of RiskMetrics Group, Inc., to provide the company with benchmarking and modeling services related to its 2010 annual meeting proposals to (i) amend ION's LTIP to increase the total number of shares of ION's common stock available for issuance under the plan, and (ii) approve a proposed employee stock purchase plan.

During 2011, we again engaged Performensation Consulting to provide advisory services with regard to the preparation of our 2011 proxy statement and to provide the Compensation Committee with analysis on the number of shares to propose to stockholders to add to our stock plan at our 2011 Annual Meeting for future grants to employees and directors. During 2012, we engaged Performensation Consulting to provide advisory services with regard to the preparation of this proxy statement.

During 2011, the Compensation Committee engaged Aon Hewitt as its consultant in connection with the promotion of Mr. Hanson to Chief Executive Officer.

In addition, when reviewing benchmark compensation data in connection with our annual review of employee salaries, in October 2011 our Human Resources department reviewed market survey data from Towers Watson, Mercer, Radford and Stone Partners. See "*— Objectives of Our Executive Compensation Programs — Benchmarking*" below.

From 2009 to date, none of Performensation Consulting, ISS, Aon Hewitt, Towers Watson, Mercer, Radford or Stone Partners has advised our company or our executive officers on matters outside of these engagements.

Role of Management in Establishing and Awarding Compensation

On an annual basis, our Chief Executive Officer, with the assistance of our Human Resources department, recommends to the Compensation Committee any proposed increases in base salary, bonus payments and equity awards for our executive officers other than himself. No executive officer is involved in determining his own salary increase, bonus payment or equity award. When making officer compensation recommendations, our Chief Executive Officer takes into consideration compensation benchmarks, which include industry standards for similar sized organizations serving similar markets, as well as comparable positions, the level of inherent importance and risk associated with the position and function, and the executive's job performance over the previous year. See "*— Objectives of Our Executive Compensation Programs — Benchmarking*" and *"— Elements of Compensation — Base Salary"* below.

Our Chief Executive Officer, with the assistance of our Human Resources department and input from our executive officers and other members of senior management, also formulates and proposes to the Compensation Committee an employee bonus incentive plan for the ensuing year. For a description of our process for formulating the employee bonus incentive plan and the factors that we consider, see "— *Elements of Compensation — Bonus Incentive Plan*" below.

The committee reviews and approves all compensation and awards to executive officers and all bonus incentive plans. With respect to equity compensation awarded to employees other than executive officers, the Compensation Committee reviews and approves all grants of restricted stock and stock options above 5,000 shares, generally based upon the recommendation of the Chief Executive Officer, and has delegated option and restricted stock granting authority to the Chief Executive Officer as permitted under Delaware law for grants to non-executive officers of up to 5,000 shares.

On its own initiative, at least once a year, the Compensation Committee reviews the performance and compensation of our Chief Executive Officer and, following discussions with the Chief Executive Officer and other members of the Board of Directors, establishes his compensation level. Where it deems appropriate, the Compensation Committee will also consider market compensation information from independent sources. See "— *Objectives of Our Executive Compensation Programs — Benchmarking*" below.

Certain members of our senior management generally attend most meetings of the Compensation Committee, including our Chief Executive Officer, our Senior Vice President — Global Human Resources, and our General Counsel/Corporate Secretary. However, no member of management votes on items before the Compensation Committee. The Compensation Committee and Board of Directors do solicit the views of our Chief Executive Officer on compensation matters, particularly as they relate to the compensation of the other named executive officers and the other members of senior management reporting to the Chief Executive Officer. The committee often conducts an executive session during each meeting, during which members of management are not present.

Objectives of Our Executive Compensation Programs

General Compensation Philosophy and Policy

Through our compensation programs, we seek to achieve the following general goals:

- attract and retain qualified and productive executive officers and key employees by providing total compensation competitive with that of other executives and key employees employed by companies of similar size, complexity and industry of business;
- encourage our executives and key employees to achieve strong financial and operational performance;
- structure compensation to create meaningful links between corporate performance, individual performance and financial rewards;
- align the interests of our executives with those of our stockholders by providing a significant portion of total pay in the form of stock-based incentives;
- encourage long-term commitment to our company; and
- limit corporate perquisites to seek to avoid perceptions both within and outside of our company of "soft" compensation.

Our governing principles in establishing executive compensation have been:

Long-Term and At-Risk Focus. Compensation opportunities should be composed of long-term, at-risk pay to focus our management on the long-term interests of our company. Base salary, annual incentives and employee benefits should be close to competitive levels when compared to similarly-situated companies.

Equity Orientation. Equity-based plans should comprise a major part of the at-risk portion of total compensation to instill ownership thinking and to link compensation to corporate performance and stockholder interests.

Competitive. We emphasize total compensation opportunities consistent on average with our peer group of companies. Competitiveness of annual base pay and annual incentives is independent of stock performance. However, overall competitiveness of total compensation is generally contingent on long-term, stock-based compensation programs.

Focus on Total Compensation. In making decisions with respect to any element of an executive officer's compensation, the Compensation Committee considers the total compensation that may be awarded to the executive officer, including salary, annual bonus and long-term incentive compensation. These total compensation reports are prepared by our Human Resources department and present the dollar amount of each component of the named executive officers' compensation, including current cash compensation (base salary, past bonus and eligibility for future bonus), equity awards and other compensation. The overall purpose of these total compensation reports is to bring together, in one place, all of the elements of actual and potential compensation of our named executive officers so that the Compensation Committee may analyze both the individual elements of compensation (including the compensation mix) as well as the aggregate total amount of actual and projected compensation. In its most recent review of total compensation reports, the committee determined that annual compensation amounts for our Chief Executive Officer and our other named executive officers remained generally consistent with the committee's expectations. However, the committee reserves the right to make changes that it believes are warranted.

Internal Pay Equity. Our core compensation philosophy is to pay our executive officers competitive levels of compensation that best reflect their individual responsibilities and contributions to our company, while providing incentives to achieve our business and financial objectives. While comparisons to compensation levels at other companies (discussed below) are helpful in assessing the overall competitiveness of our compensation program, we believe that our executive compensation program also must be internally consistent and equitable in order for our company to achieve our corporate objectives. Each year our Human Resources department reports to the Compensation Committee the total compensation paid to our Chief Executive Officer and all other senior executives, which includes a comparison for internal pay equity purposes. Over time, there have been variations in the comparative levels of compensation of executive officers and changes in the overall composition of the management team and the overall accountabilities of the individual executive officers; however, we and the committee are satisfied that total compensation received by executive officers reflects an appropriate differential for executive compensation.

These principles apply to compensation policies for all of our executive officers and key employees. We do not follow the principles in a mechanistic fashion; rather, we apply experience and judgment in determining the appropriate mix of compensation for each individual. This judgment also involves periodic review of discernible measures to determine the progress each individual is making toward agreed-upon goals and objectives.

Changes in Compensation During 2011

During 2011, we made numerous changes to the terms and structure of compensation payable to our chief executive officer and other executive officers. Certain of these changes were primarily in response to feedback we received from our stockholders in connection with our non-binding advisory "Say on Pay" vote held at our 2011 Annual Meeting. The changes included elimination of the single trigger change of control severance pay provision and excise tax gross-up benefits from our current CEO's employment contract, elimination of the possibility of tax gross-up payments under our LTIP, narrowing of a change in control accelerated vesting provision under our LTIP, initiation of annual "Say on Pay" votes, and a 28% reduction of our CEO's annual base salary. For a description of the changes, please see "*— Executive Summary — Principal Changes in Compensation during 2011*" above.

Benchmarking

When making compensation decisions, we also look at the compensation of our Chief Executive Officer and other executive officers relative to the compensation paid to similarly-situated executives at companies that we consider to be our industry and market peers — a practice often referred to as "benchmarking." We believe, however, that a benchmark should be just that — a point of reference for measurement — but not the determinative factor for our executives' compensation. The purpose of the comparison is not to supplant the analyses of internal pay equity, total wealth accumulation and the individual performance of the executive officers that we consider when making compensation decisions. Because the comparative compensation information is just one of the several analytic tools that are used in setting executive compensation, the Compensation Committee has discretion in determining the nature and extent of its use. Further, given the limitations associated with comparative pay information for setting individual executive compensation, including the difficulty of assessing and comparing wealth accumulation through equity gains, the committee may elect to not use the comparative compensation information at all in the course of making compensation decisions.

In most years, at least once each year, our Human Resources department, under the oversight of the Compensation Committee, reviews data from market surveys, independent consultants and other sources to assess our competitive position with respect to base salary, annual incentives and long-term incentive compensation. When reviewing compensation data in October 2011, we utilized data primarily from Radford salary surveys, the Mercer U.S. Compensation Planning Survey, Towers Watson executive salary surveys and Stone Partners' Oilfield Manufacturing and Services Industry Executive Compensation Survey ("OFMS Survey"). The survey information from most of these resources covered a broad range of industries and companies. However, the 2011 OFMS Survey compiled proxy compensation data from 47 oilfield services companies and survey results from the following 19 oilfield services companies:

Baker Hughes, Inc.
Bristow Group, Inc.
Core Laboratories NV
Ensco PLC
Exterran Holdings, Inc.
FMC Technologies, Inc.
Helmerich & Payne, Inc.
ION Geophysical Corporation
MoGas Industries
National Oilwell Varco, Inc.
Newpark Resources, Inc.
Oil States International, Inc.
Pioneer Drilling Company
Rowan Companies, Inc.
Superior Energy Services, Inc.
TAM International
TETRA Technologies, Inc.
Vantage Drilling Company
Weir Specialty Products Manufacturing

The overall results of the compensation surveys provide the starting point for our compensation analysis. We believe that the surveys contain relevant compensation information from companies that are representative of the sector in which we operate, have relative size as measured by market capitalization and experience relative complexity in the business and the executives' roles and responsibilities. Beyond the survey numbers, we look extensively at a number of other factors, including our estimates of the compensation at our most comparable competitors and other companies that were closest to our company in size, profitability and complexity. We also consider an individual's current performance, the level of corporate responsibility, and the employee's skills and experience, collectively, in making compensation decisions.

In the case of our Chief Executive Officer and some of our other executive officers, we also consider our company's performance during the person's tenure and the anticipated level of compensation that would be required to replace the person with someone of comparable experience and skill.

In addition to our periodic review of compensation, we also regularly monitor market conditions and will adjust compensation levels from time to time as necessary to remain competitive and retain our most valuable employees. When we experience a significant level of competition for retaining current employees or hiring new employees, we will typically reevaluate our compensation levels within that employee group in order to ensure our competitiveness.

Elements of Compensation

The primary components of our executive compensation program are as follows:



ION Geophysical
Executive Compensation
Short-Term
Compensation
Long-Term
Compensation
Benefits
Base Salary
Bonus
Incentive Plan
Stock Options
Restricted Stock/
Units
Stock Appreciation
Rights

Below is a summary of each component:

Base Salary

General. The general purpose of base salary for our executive officers is to create a base of cash compensation for the officer that is consistent on average with the range of base salaries for executives in similar positions and with similar responsibilities at comparable companies. In addition to salary norms for persons in comparable positions at comparable companies, base salary amounts may also reflect the nature and scope of responsibility of the position, the expertise of the individual employee and the competitiveness of the market for the employee's services. Base salaries of executives other than our Chief Executive Officer may also reflect our Chief Executive Officer's evaluation of the individual executive officer's job performance. As a result, the base salary level for each individual may be above or below the target market value for the position. The Compensation Committee also recognizes that the Chief Executive Officer's compensation should reflect the greater policy- and decision-making authority that he holds and the higher level of responsibility he has with respect to our strategic direction and our financial and operating results. As of January 1, 2012, our Chief Executive Officer's annual base salary was 32% higher than the annual base salary for the next highest-paid named executive officer and 42% higher than the average annual base salary for all of our other currently-serving named executive officers. The committee does not intend for base salaries to be the vehicle for long-term capital and value accumulation for our executives.

2011 and 2012 Actions. In typical years, base salaries are reviewed at least annually and may also be adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities and changes in responsibilities, performance and contribution to ION, experience, impact on total compensation, relationship of compensation to other ION officers and employees, and changes in external market levels. Salary increases for executive officers do not follow a preset schedule or formula but do take into account changes in the market and individual circumstances.

Certain of our named executive officers received an increase in base salary in January 2012, as described below:

Named Executive Officer	Action
R. Brian Hanson	At the beginning of 2011, Mr. Hanson was serving as our Executive Vice President and Chief Financial Officer and earned an annual base salary of $353,000. In August 2011, Mr. Hanson was promoted to serve as President, Chief Operating Officer and Chief Financial Officer without an increase in annual base salary. On January 1, 2012, Mr. Hanson was appointed as the President and Chief Executive Officer of the company and, in recognition of the increased responsibilities of his new CEO position, Mr. Hanson's annual base salary was increased to $450,000. The 2011 OFMS Survey indicated that the weighted average 50th percentile for CEO base salary for surveyed companies having annual revenues of less than $1 billion was $555,000.
Nikolaos Bernitsas	Compensation surveys from Radford and the 2011 OFMS Survey indicated that the weighted average 50th percentile for business unit leader base salary for surveyed companies having annual revenues of less than $1 billion was $270,000. In recognition of Mr. Bernitsas' experience and performance in leading the Data Processing business during a transitional year following the negative impact of the 2010 Deepwater Horizon oil spill in the Gulf of Mexico and the associated drilling moratorium, in January 2012 the Compensation Committee increased Mr. Bernitsas' annual base salary from $310,000 to $323,000.
David L. Roland	Compensation surveys from Radford and the 2011 OFMS Survey indicated that the weighted average 50th percentile for Chief Legal Officer base salary for surveyed companies having annual revenues of less than $1 billion was $274,000. In recognition of Mr. Roland's experience and expertise in effectively handling a wide variety of legal issues for the company during 2011, including responsibility for leading the Company's litigation efforts, in January 2012 the Compensation Committee increased Mr. Roland's annual base salary from $286,000 to $300,000.

Named Executive Officer	Action
Ken Williamson	Compensation surveys from Radford and the 2011 OFMS Survey indicated that the weighted average 50th percentile for business unit leader base salary for surveyed companies with revenues less than $1 billion was $270,000. In recognition of Mr. Williamson's expertise, capabilities and performance as the leader of the GeoVentures business unit that contributed significantly to the company's overall financial results during 2011, in January 2012 the Compensation Committee increased Mr. Williamson's annual base salary from $300,000 to $340,000.

Mr. Peebler's base salary did not increase in 2011 and has not increased in 2012. Mr. Heinlein was hired as Senior Vice President and Chief Financial Officer on November 28, 2011 at an annual base salary of $300,000. The 2011 OFMS Survey indicated that the weighted average 50th percentile for CFO base salary for surveyed companies having revenues of less than $1 billion was $285,000. Mr. Heinlein's base salary has not increased since his hire.

Bonus Incentive Plan

Our employee annual bonus incentive plan is intended to promote the achievement each year of company performance objectives and performance objectives of the employee's particular business unit, and to recognize those employees who contributed to the company's achievements. The plan provides cash compensation that is at-risk on an annual basis and is contingent on achievement of annual business and operating objectives and individual performance. The plan provides all participating employees the opportunity to share in the company's performance through the achievement of established financial and individual objectives. The financial and individual objectives within the plan are intended to measure an increase in the value of our company and, in turn, our stock.

In recent years, we have adopted a bonus incentive plan with regard to each year. Performance under the annual bonus incentive plan is measured with respect to the designated plan fiscal year. Payments under the plan are paid in cash in an amount reviewed and approved by the Compensation Committee and are ordinarily made in the first quarter following the completion of a fiscal year, after the financial results for that year have been determined.

Our annual bonus incentive plan is usually consistent with our operating plan for the same year. In late 2010, we prepared a consolidated company operating budget for 2011 and individual operating budgets for each operating unit. The budgets took into consideration our views on market opportunities, customer and sale opportunities, technology enhancements for new products, product manufacturing and delivery schedules and other operating factors. The Board of Directors analyzed the proposed budgets with management extensively and, after analysis and consideration, the Board approved the consolidated 2011 operating plan. During late 2010 and early 2011, our Chief Executive Officer worked with our Human Resources department and members of senior management to formulate our 2011 bonus incentive plan, consistent with the 2011 operating plans approved by the Board.

At the beginning of 2011, the Compensation Committee approved our 2011 bonus incentive plan for executives and certain designated non-executive employees. The computation of awards generated under the plan is required to be approved by the committee. In February 2012, the committee reviewed the company's actual performance against each of the plan performance goals established at the beginning of 2011 and evaluated the individual performance during the year of each participating named executive officer. The results of operations of the company for that year and individual performance evaluations determined the appropriate payouts under the annual bonus incentive plan.

The Compensation Committee has discretion in circumstances it determines are appropriate to authorize discretionary bonus awards that might exceed amounts that would otherwise be payable under the terms of the bonus incentive plan. These discretionary awards can be payable in cash, stock options, restricted stock, restricted stock units, stock appreciation rights or a combination thereof. Any stock options, restricted stock or restricted stock units awarded would be granted under one of our existing long-term equity compensation plans. Any stock appreciation rights awarded would be granted under our Stock Appreciation Rights Plan. The committee also has the discretion, in appropriate circumstances, to grant a lesser bonus award, or no bonus award at all, under the bonus incentive plan.

As described above, our bonus incentive plans are designed for payouts to generally track consistently with the financial performance of our company. The general intent of the plans is to reward key employees when the company and the employee perform well and not reward them when the company and the employee do not perform well. The graph shown below illustrates how the average amount of cash payments paid under our annual bonus incentive plans to named executive officers has varied over the years in relation to our financial performance. As clearly demonstrated in the graph, in most years when company financial performance is strong, cash bonus payments are generally higher. Likewise, when our financial performance is low as compared to our internal targets and plans, cash bonus payments are generally lower. There are occasionally exceptions to this general trend. For example, in 2008 we achieved an improved financial performance over the previous year, but average cash bonus awards under our 2008 annual bonus incentive plan were relatively lower because we did not achieve our internal financial and growth objectives for 2008. Likewise, in 2011 we grew adjusted operating income by 32% over 2010, but average cash bonus awards under our 2011 annual bonus incentive plan were lower than in 2010 because we did not achieve our internal financial objectives for 2011. This history demonstrates a clear and consistent link between our executive officer bonus incentive compensation and our performance.


NEO Average Bonus Payment in Thousands
$700
$600
$500
$400
$300
$200
$100
$0
Adjusted Operating Income in Millions
$80
$60
$40
$20
$0
2003
2004
2005
2006
2007
2008
2009
2010
2011
Net Income
Bonus

Below are a general description of our 2011 bonus incentive plan and a general summary of the company performance criteria applicable to the plan:

2011 Bonus Incentive Plan

The purpose of the 2011 bonus incentive plan was to:

- provide an incentive for our participating employees to achieve their highest level of individual and team performance in order to accomplish our company's 2011 strategic and financial goals, and
- reward the employees for those achievements and accomplishments.

Designated employees, including our named executive officers, were eligible to participate in our 2011 bonus incentive plan. Under the 2011 plan, approximately 25% of the funds allocated for distribution were available to award to eligible employees regardless of the company's 2011 financial performance, and approximately 75% of the funds were available for distribution to eligible employees only to the extent the company satisfied the designated 2011 financial performance criteria. As a result, the amount of total dollars available for distribution under the bonus incentive plan was largely dependent on the company's achievement of the pre-defined financial objectives.

As reported in the chart below, our 2011 bonus incentive plan established a 2011 target consolidated operating income performance goal. Consolidated operating income was selected as the most appropriate performance goal for our 2011 plan because the committee believed that operating income was the best indicator of our company's overall business trends and performance and evidenced a direct correlation with the interests of our stockholders and our company performance. When determining annual operating income for purposes of the bonus incentive plan, the actual operating income number is adjusted as necessary to reflect the accounting impact of any special accounting events, such as write-offs, and also to reflect any other items that may have the effect of altering actual results, such as dispositions of business units. Under the plan, every participating named executive officer other than our Chief Executive Officer had the opportunity to earn up to 100% of his base salary depending on performance of our company against the designated performance goal and performance of the executive against personal criteria determined at the beginning of 2011 by our Chief Executive Officer. Under separate terms approved by the Compensation Committee and contained in his employment agreement, Mr. Peebler, who served as our Chief Executive Officer during 2011, participated in the plan with potential to earn a target incentive payment of 75% of his base salary, depending on achievement of the company's target consolidated performance goal and pre-designated personal critical success factors, and a maximum of 150% of his base salary upon achievement of the maximum consolidated performance goal and his personal goals. Our Chief Executive Officer typically carries a higher target and maximum bonus incentive plan percentage as compared to our other named executive officers as a result of his leadership role in setting company policy and strategic planning.

Performance Criteria. In early 2011, the Compensation Committee approved the following corporate consolidated operating income performance criteria for consideration of bonus awards to the named executive officers and other covered employees under the 2011 bonus incentive plan:

Threshold Operating Income	Target Operating Income	Maximum Operating Income
$57.2 million	$71.5 million	$114.4 million

Where an employee is primarily involved in a particular business unit, the financial performance criteria under our bonus incentive plan are heavily weighted toward the operational performance of the employee's business unit rather than consolidated company performance. The "*Non-Equity Incentive Plan Compensation*" column of our 2011 Summary Compensation Table below reflects the payments that our named executive officers earned and received under our 2011 bonus incentive plan, and the "*Bonus*" column of the same table reflects any discretionary cash bonus payments received by our named executive officers during 2011. During 2011, on a consolidated basis, we achieved adjusted consolidated operating income of $69.6 million. Although our 2011 adjusted operating income represented a 32% improvement over 2010 and we exceeded our threshold consolidated financial performance criteria under our 2011 bonus incentive plan, we achieved only 97% of our 2011 plan target consolidated financial performance criteria. As a result, our eligible named executive officers and many other eligible executives and employees received a cash bonus award under the plan but most of our named executive officers received lower cash bonus awards under the 2011 plan than in 2010, when our financial results exceeded the 2010 plan target criteria.

In addition to overall company performance, when considering the 2011 bonus incentive plan awards paid to our named executive officers, the Compensation Committee also considered the individual performances and accomplishments of each officer. For example, when considering the bonus award paid to Mr. Peebler, among the factors the Committee took into consideration was Mr. Peebler's effective leadership in the company's achievement of its solid 2011 results and in achieving a smooth transition of the CEO duties to Mr. Hanson. When considering the bonus award paid to Mr. Hanson, among the factors the Committee took into consideration was that in August 2011, Mr. Hanson assumed the duties and responsibilities of President and Chief Operating Officer in addition to his CFO duties and also worked very effectively with Mr. Peebler to transition to Chief Executive Officer in January 2012. When considering the bonus award paid to Mr. Williamson, among the factors the Committee took into consideration were the strong 2011 financial performance of his GeoVentures business unit and his involvement and leadership in successful several cross-business unit projects during 2011. When considering the bonus award paid to Mr. Roland, among the factors the Committee took into consideration was Mr. Roland's leadership in assisting the Company with completing a number of important projects during 2011. When considering the bonus award paid to Mr. Bernitsas, among the factors the Committee took into consideration was Mr. Bernitsas' leadership in expanding the Company's data processing business capabilities internationally during 2011 and in developing a sizeable backlog for 2012.

In February 2012, the Compensation Committee approved our 2012 bonus incentive plan. The general structure of our 2012 bonus incentive plan is similar to that of our 2011 plan. The particular performance goals designated under our 2012 plan are higher than those designated for our 2011 plan, but reflect our confidential strategic plans, and cannot be disclosed at this time because it would provide our competitors with confidential information regarding our market and segment outlook and strategies. We are currently unable to determine how difficult it will be for our company to meet the designated performance goals under our 2012 plan. Generally, the committee attempts to establish the threshold, target and maximum levels such that the relative difficulty of achieving each level is approximately consistent from year to year.

The Compensation Committee reviews each annual bonus incentive plan to ensure that the key elements of the plan continue to meet the objectives described above.

Long-Term Stock-Based Incentive Compensation

We have structured our long-term incentive compensation to provide for an appropriate balance between rewarding performance and encouraging employee retention and stock ownership. There is no pre-established policy or target for the allocation between either cash or non-cash or short-term and long-term incentive compensation; however, at executive management levels, the Compensation Committee strives for compensation to increasingly focus on longer-term incentives. In conjunction with the Board, executive management is responsible for setting and achieving long-term strategic goals. In support of this responsibility, compensation for executive management tends to be weighted towards rewarding long-term value creation for stockholders. The below table illustrates the mix of total compensation received by Mr. Hanson, our current Chief Executive Officer, and our other current named executive officers during 2011, other than Mr. Peebler, who served as our CEO until the end of 2011 and whose compensation during 2011 was not representative of compensation paid to non-CEO named executive officers, and Mr. Heinlein, who was hired in November 2011:


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
CEO
Other NEOs (average)
Long-Term Equity
Annual Incentive
Base Salary

For 2011, there were three forms of long-term incentives utilized for executive officers and key employees: stock options, restricted stock, and restricted stock units. For 2012, we have again recommended that stock options, restricted stock and restricted stock units be the only forms of long-term equity-based incentives to be utilized for executive officers and key employees. Our long-term incentive plans have provided the principal method for our executive officers to acquire equity or equity-linked interests in our company.

Of the total stock option or restricted stock employee awards made by ION during 2011, 71% were in the form of stock options and 29% were in the form of restricted stock or restricted stock units.

Stock Options. Under our equity plans, stock options may be granted having exercise prices equal to either the closing price of our stock on the date before the date of grant or the average of the high and low sale prices of our stock on the date of grant, depending on the terms of the particular stock option plan that governs the award. In any event, all awards of stock options are made at or above the market price at the time of the award. The Compensation Committee will not grant stock options having exercise prices below the market price of our stock on the date of grant, and will not reduce the exercise price of stock options (except in connection with adjustments to reflect recapitalizations, stock or extraordinary dividends, stock splits, mergers, spin-offs and similar events, as required by the relevant plan) without the consent of our stockholders. Our stock options generally vest ratably over four years, based on continued employment. Prior to the exercise of an option, the holder has no rights as a stockholder with respect to the shares subject to such option, including voting rights and the right to receive dividends or dividend equivalents. New option grants normally have a term of ten years.

The purpose of stock options is to provide equity compensation with value that has been traditionally treated as entirely at-risk, based on the increase in our stock price and the creation of stockholder value. Stock options also allow our executive officers and key employees to have equity ownership and to share in the appreciation of the value of our stock, thereby aligning their compensation directly with increases in stockholder value. Stock options only have value to their holder if the stock price appreciates in value from the date options are granted.

Stock option award decisions are generally based on past business and individual performance. In determining the number of options to be awarded, we also consider the grant recipient's qualitative and quantitative performance, the size of stock option and other stock based awards in the past, and expectations of the grant recipient's future performance. In 2011, a total of 124 employees received option awards, covering 1,559,400 shares of common stock. In 2011, the named executive officers received option awards for a total of 527,000 shares, or approximately 34% of the total options awarded in 2011.

Restricted Stock and Restricted Stock Units. We use restricted stock and restricted stock units to focus executives on our long-term performance and to help align their compensation more directly with stockholder value. Vesting of restricted stock and restricted stock units typically occurs ratably over three years, based solely on continued employment of the recipient-employee. In 2011, 154 employees received restricted stock or restricted stock unit awards, covering an aggregate of 651,661 shares of restricted stock and shares underlying restricted stock units. The named executive officers received awards totaling 137,261 shares of restricted stock in 2011, or approximately 21% of the total shares of restricted stock awarded in 2011.

Awards of restricted stock units have been made to certain of our foreign employees in lieu of awards of restricted stock. Restricted stock units provide certain tax benefits to our foreign employees as the result of foreign law considerations, so we expect to continue to award restricted stock units to certain foreign employees for the foreseeable future.

Cash-Settled Stock Appreciation Rights. In 2008, we awarded cash-settled stock appreciation rights to Mr. Hanson as a special award in lieu of grants of stock options in order to provide further emphasis on our long-term performance and to further align his compensation more directly with stockholder value. Full vesting of all of the stock appreciation rights awarded to Mr. Hanson occurred in 2011 in accordance with the terms of the grant. No stock appreciation rights were awarded in 2009, 2010 or 2011.

The Compensation Committee intends to review the long-term incentive program annually to ensure that the key elements of this program continue to meet the objectives described above.

Approval and Granting Process. As described above, the Compensation Committee reviews and approves all stock option, restricted stock, restricted stock unit and stock appreciation right awards made to executive officers, regardless of amount. With respect to equity compensation awarded to employees other than executive officers, the committee reviews and approves all grants of restricted stock, stock options and restricted stock units above 5,000 shares, generally based upon the recommendation of our Chief Executive Officer. Committee approval is required for any grant to be made to an executive officer in any amount. The committee has granted to our Chief Executive Officer the authority to approve grants to any employee other than an executive officer of (i) up to 5,000 shares of restricted stock and (ii) stock options for not more than 5,000 shares. Our Chief Executive Officer is also required to provide a report to the committee of all awards of options and restricted stock made by him under this authority. We believe that this policy is beneficial because it enables smaller grants to be made more efficiently. This flexibility is particularly important with respect to attracting and hiring new employees, given the increasingly competitive market for talented and experienced technical and other personnel in locales in which our employees work.

All grants of restricted stock, restricted stock units, stock options and stock appreciation rights to employees or directors are granted on one of four designated quarterly grant dates during the year: March 1, June 1, September 1 or December 1. The Compensation Committee approved these four dates because they are not close to any dates that would normally be anticipated to contain earnings announcements or other announcements of material events. For an award to a current employee, the grant date for the award is the first designated quarterly grant date that occurs after approval of the award. For an award to a newly hired employee who is not yet employed by us at the time the award is approved, the grant date for the award is the first designated quarterly grant date that occurs after the new employee commences work. We believe that this process of fixed quarterly grant dates is beneficial because it serves to remove any perception that the grant date for an award could be capable of manipulation or change for the benefit of the recipient. In addition, having all grants occur on a maximum of four days during the year simplifies certain fair value accounting calculations related to the grants, thereby minimizing the administrative burden associated with tracking and calculating the fair values, vesting schedules and tax-related events upon vesting of restricted stock and also lessening the opportunity for inadvertent calculation errors.

With the exception of significant promotions, new hires or unusual circumstances, we generally make most awards of equity compensation on December 1 of each year. This date was selected because (i) it enables us to consider individual performance eleven months into the year, (ii) it simplifies the annual budget process by having the expense resulting from the equity award occur late in the year, (iii) the date is approximately three months before the date that we normally pay any annual incentive bonuses and (iv) generally speaking, December 1 is not close to any dates that would normally be anticipated to contain earnings announcements or other announcements of material events.

Clawback Policy

We have implemented a Compensation Recoupment Policy (commonly referred to as a "clawback" policy). The policy provides that, in the event of a restatement of our financial results due to material noncompliance with applicable financial reporting requirements, the Board will, if it determines appropriate and subject to applicable laws and the terms and conditions of our applicable stock plans, programs or arrangements, seek reimbursement of the incremental portion of performance-based compensation, including performance-based bonuses and long term incentive awards, paid to current or former executive officers within three years of the restatement date, in excess of the compensation that would have been paid had the compensation amount been based on the restated financial results.

Personal Benefits, Perquisites and Employee Benefits

Our executives have concluded that most perquisites traditionally offered to executives of similarly-sized companies are unnecessary for our company. As a result, perquisites and any other similar personal benefits offered to our executive officers are substantially the same as those offered to our general salaried employee population. These benefits include access to medical and dental insurance, life insurance, disability insurance, vision plan, charitable gift matching (up to designated limits), 401(k) plan with a company match of certain levels of contributions, flexible spending accounts for healthcare and dependent care, and other customary employee benefits. Business-related relocation benefits may be reimbursed on a case-by-case basis. We intend to continue applying our general policy of not providing specific personal benefits and perquisites to our executives; however, we may, in our discretion, revise or add to any executive's personal benefits and perquisites if we deem it advisable.

Risk Management Considerations

The Compensation Committee believes that our company's bonus and equity programs create incentives for employees to create long-term stockholder value. The committee has considered the concept of risk as it relates to the company's compensation programs and has concluded that the company's compensation programs do not encourage excessive or inappropriate risk-taking. Several elements of the compensation programs are designed to promote the creation of long-term value and thereby discourage behavior that leads to excessive risk:

- The compensation programs consist of both fixed and variable compensation. The fixed (or salary) portion is designed to provide a steady income regardless of the company's stock price performance so that executives do not focus exclusively on stock price performance to the detriment of other important business metrics. The variable (cash bonus and equity) portions of compensation are designed to reward both short- and long-term corporate performance. The Compensation Committee believes that the variable elements of compensation are a sufficient percentage of overall compensation to motivate executives to produce positive short- and long-term corporate results, while the fixed element is also sufficiently high that the executives are not encouraged to take unnecessary or excessive risks in doing so.
- The financial metrics used to determine the amount of an executive's bonus are measures the committee believes drive long-term stockholder value and ensure the continued viability of the company. Moreover, the committee attempts to set ranges for these measures that encourage success without encouraging excessive risk taking to achieve short-term results. In addition, the overall maximum bonus for each participating named executive officer other than our Chief Executive Officer is not expected to exceed 100% of the executive's base salary under the bonus plan, and the overall bonus for our Chief Executive Officer under his employment agreement will not exceed 150% of his base salary under the bonus plan, in each case no matter how much the company's financial performance exceeds the ranges established at the beginning of the year.
- We have strict internal controls over the measurement and calculation of the financial metrics that determine the amount of an executive's bonus, designed to keep it from being susceptible to manipulation by an employee, including our executives.
- Stock options generally become exercisable over a four-year period and remain exercisable for up to ten years from the date of grant, encouraging executives to look to long-term appreciation in equity values.
- Restricted stock generally becomes exercisable over a three-year period, again encouraging executives to look to long-term appreciation in equity values.
- Senior executives, including our named executive officers, are required to acquire over time and hold shares of our company's stock having a value of between one and four times the executive's annual base salary, depending on the level of the executive. The Compensation Committee believes that the stock ownership guidelines provide a considerable incentive for management to consider the company's long-term interests, since a portion of their personal investment portfolio consists of company stock.
- In addition, we do not permit any of our executive officers or directors to enter into any derivative or hedging transactions on our stock, including short sales, market options, equity swaps and similar instruments, thereby preventing executives from insulating themselves from the effects of poor company stock price performance. Please refer to "— *Stock Ownership Requirements; Hedging Policy*" below.
- We have implemented a compensation recoupment (clawback) policy that provides, in the event of a restatement of our financial results due to material noncompliance with financial reporting requirements, for reimbursement of the incremental portion of performance-based compensation, including performance-based bonuses and long term incentive awards, paid to current or former executive officers within three years of the restatement date, in excess of the compensation that would have been paid had such compensation amount been based on the restated financial results. Please refer to "— *Clawback Policy*" above.

Indemnification of Directors and Executive Officers

Our Bylaws provide certain rights of indemnification to our directors and employees (including our executive officers) in connection with any legal action brought against them by reason of the fact that they are or were a director, officer, employee or agent of our company, to the full extent permitted by law. Our Bylaws also provide, however, that no such obligation to indemnify exists as to proceedings initiated by an employee or director against us or our directors unless (a) it is a proceeding (or part thereof) initiated to enforce a right to indemnification or (b) was authorized or consented to by our Board of Directors.

As discussed below, we have also entered into employment agreements with certain of our executive officers that provide for us to indemnify the executive to the fullest extent permitted by our Certificate of Incorporation and Bylaws. The agreements also provide that we will provide the executive with coverage under our directors' and officers' liability insurance policies to the same extent as provided to our other executives.

Stock Ownership Requirements; Hedging Policy

We believe that broad-based stock ownership by our employees (including our executive officers) enhances our ability to deliver superior stockholder returns by increasing the alignment between the interests of our employees and our stockholders. Accordingly, the Board has adopted stock ownership requirements applicable to each of our senior executives, including our named executive officers. The policy requires each executive to retain direct ownership of at least 50% of all shares of our company's stock received upon exercise of stock options and vesting of awards of restricted stock or restricted stock units until the executive owns shares with an aggregate value equal to the following multiples of the executive's annual base salary:

President and Chief Executive Officer — 4x
Executive Vice President — 2x
Senior Vice President — 1x

As of the date of this proxy statement, all of our senior executives were in compliance with the stock ownership requirements. In addition, we do not permit any of our executive officers or directors to enter into any derivative or hedging transactions with respect to our stock, including short sales, market options, equity swaps and similar instruments.

Impact of Regulatory Requirements and Accounting Principles on Compensation

The financial reporting and income tax consequences to our company of individual compensation elements are important considerations for the Compensation Committee when it is analyzing the overall level of compensation and the mix of compensation among individual elements. Under Section 162(m) of the Internal Revenue Code and the related federal treasury regulations, we may not deduct annual compensation in excess of $1 million paid to certain employees — generally our Chief Executive Officer and our four other most highly compensated executive officers — unless that compensation qualifies as "performance-based" compensation. Overall, the committee seeks to balance its objective of ensuring an effective compensation package for the executive officers with the need to maximize the immediate deductibility of compensation — while ensuring an appropriate (and transparent) impact on reported earnings and other closely followed financial measures.

In making its compensation decisions, the Compensation Committee has considered the limit of deductibility within the requirements of Internal Revenue Code Section 162(m) and its related Treasury regulations. As a result, the committee has designed much of the total compensation packages for the executive officers to qualify for the exemption of "performance-based" compensation from the deductibility limit. However, the committee does have the discretion to design and use compensation elements that may not be deductible within the limitations under Section 162(m), if the committee considers the tax consequences and determines that those elements are in our best interests. To maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals, we have not adopted a policy that all compensation must be deductible.

Certain payments to our named executive officers under our 2011 annual incentive plan may not qualify as performance-based compensation under Section 162(m) because the awards are calculated and paid in a manner that may not meet the requirements under Section 162(m) and the related Treasury regulations. Given the rapid changes in our business during 2011 and those that we foresee for the remainder of 2012, we believe that we are better served in implementing a plan that provides for adjustments and discretionary elements for our senior executives' incentive compensation for 2012, rather than ensuring that we implement all of the requirements and limitations under Section 162(m) into these incentive plans.

For accounting purposes, we apply the guidance in ASC Topic 718 to record compensation expense for our equity-based compensation grants. ASC Topic 718 is used to develop the assumptions necessary and the model appropriate to value the awards as well as the timing of the expense recognition over the requisite service period, generally the vesting period, of the award.

Executive officers will generally recognize ordinary taxable income from stock option awards when a vested option is exercised. We generally receive a corresponding tax deduction for compensation expense in the year of exercise. The amount included in the executive officer's wages and the amount we may deduct is equal to the common stock price when the stock options are exercised less the exercise price, multiplied by the number of stock options exercised. We do not pay or reimburse any executive officer for any taxes due upon exercise of a stock option. We have not historically issued any tax-qualified incentive stock options under Section 422 of the Internal Revenue Code.

Executives will generally recognize taxable ordinary income with respect to their shares of restricted stock at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the date of grant). Restricted stock unit awards are generally subject to ordinary income tax at the time of payment or issuance of unrestricted shares of stock. We are generally entitled to a corresponding federal income tax deduction at the same time the executive recognizes ordinary income.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis included in this proxy statement with management of ION. Based on such review and discussions, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated into ION's annual report on Form 10-K for the year ended December 31, 2011.

Franklin Myers, Chairman
David H. Barr
James M. Lapeyre, Jr.
John N. Seitz

SUMMARY COMPENSATION TABLE

The following table summarizes the compensation paid to or earned by our named executive officers at December 31, 2011. The table lists the positions held by each person as of January 1, 2012.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
R. Brian Hanson	2011	353,000	—	766,628	1,130,500	300,000	8,058	2,558,186
President, Chief Executive	2010	327,000	150,000	35,376	—	327,000	6,200	845,576
Officer and Director	2009	318,447	—	408,000	—	40,000	2,601	769,048
Robert P. Peebler	2011	625,000	—	—	—	475,000	5,005	1,105,005
Executive Chairman and	2010	575,000	225,000	1,684,945	—	862,500	—	3,347,445
Director	2009	559,961	—	582,974	—	75,000	3,317	1,221,252
Gregory J. Heinlein	2011	23,077	—	166,747	662,888	—	692	853,404
Senior Vice President and								
Chief Financial Officer								
Nikolaos Bernitsas	2011	310,000	—	46,480	115,620	75,000	7,517	554,617
Senior Vice President,	2010	272,140	—	71,900	376,750	220,000	3,864	944,654
GXT Imaging Solutions								
David L. Roland	2011	286,000	—	29,050	96,350	130,000	8,250	549,650
Senior Vice President,	2010	270,000	125,000	71,900	106,000	185,000	5,919	763,819
General Counsel and	2009	265,847	—	163,200	87,475	30,000	2,492	549,014
Corporate Secretary								
Ken Williamson	2011	300,000	—	87,150	192,700	300,000	8,250	888,100
Senior Vice President,	2010	272,712	—	71,900	355,550	272,712	5,978	978,852
GeoVentures								

Discussion of Summary Compensation Table

Stock Awards Column. All of the amounts in the "Stock Awards" column reflect the grant-date fair value of awards of restricted stock made during the applicable fiscal year (excluding any impact of assumed forfeiture rates) under our LTIP. While unvested, a holder of restricted stock is entitled to the same voting rights as all other holders of common stock. In each case, unless stated otherwise below, the awards of shares of restricted stock vest in one-third increments each year, over a three-year period. The values contained in the Summary Compensation Table under the Stock Awards Column are based on the grant date fair value of all stock awards (excluding any impact of assumed forfeiture rates). For a discussion of valuation assumptions, see Note 16, *Stockholders' Equity and Stock-Based Compensation — Valuation Assumptions*, in our Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2011. In addition to the grants and awards in 2011 described in the *"2011 Grants of Plan-Based Awards"* table below:

- On December 1, 2009, Mr. Peebler received an award of 100,000 shares of restricted stock. As of January 1, 2012, all but 33,333 shares of this award had vested. The final 33,333 shares will vest on June 22, 2012 or upon the earlier occurrence of certain other designated events. See *"— Employment Agreements — Robert P. Peebler"* below.
- On March 1, 2010, Mr. Peebler received an award of 12,215 shares of restricted stock. These shares of restricted stock vested in full on March 1, 2012.
- On June 1, 2010, Mr. Peebler received an award of 300,000 shares of restricted stock. These shares of restricted stock will vest on June 22, 2012 or upon the earlier occurrence of certain other designated events.
- On December 1, 2009, Mr. Hanson received an award of 100,000 shares of restricted stock.
- On June 1, 2010, Mr. Hanson received an award of 6,515 shares of restricted stock. These shares of restricted stock will vest on June 1, 2013.

- On December 1, 2010, Mr. Bernitsas received an award of 10,000 shares of restricted stock.
- On December 1, 2009, Mr. Roland received an award of 30,000 shares of restricted stock.
- On December 1, 2010, Mr. Roland received an award of 10,000 shares of restricted stock.
- On December 1, 2010, Mr. Williamson received an award of 10,000 shares of restricted stock.

Option Awards Column. All of the amounts shown in the "Option Awards" column reflect stock options granted under our LTIP. In each case, unless stated otherwise below, the options vest 25% each year over a four-year period. The values contained in the Summary Compensation Table are based on the grant date fair value of all option awards (excluding any impact of assumed forfeiture rates). For a discussion of valuation assumptions, see Note 16, *Stockholders' Equity and Stock-Based Compensation — Valuation Assumptions*, in our Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2011. All of the exercise prices for the options equal or exceed the fair market value per share of ION common stock on the date of grant. In addition to the grants and awards in 2011 described in the *"2011 Grants of Plan-Based Awards"* table below:

- On March 1, 2010, Mr. Bernitsas received an award of options to purchase 75,000 shares of our common stock for an exercise price of $4.58 per share.
- On December 1, 2010, Mr. Bernitsas received an award of options to purchase 40,000 shares of our common stock for an exercise price of $7.19 per share.
- On December 1, 2009, Mr. Roland received an award of options to purchase 25,000 shares of our common stock for an exercise price of $5.44 per share.
- On December 1, 2010, Mr. Roland received an award of options to purchase 25,000 shares of our common stock for an exercise price of $7.19 per share.
- On March 1, 2010, Mr. Williamson received an award of options to purchase 75,000 shares of our common stock for an exercise price of $4.58 per share.
- On December 1, 2010, Mr. Williamson received an award of options to purchase 35,000 shares of our common stock for an exercise price of $7.19 per share.

Other Columns. All payments of non-equity incentive plan compensation reported for 2011 were made in February 2012 with regard to the 2011 fiscal year and were earned and paid pursuant to our 2011 incentive plan. On March 31, 2010, each of Messrs. Peebler, Hanson and Roland also received discretionary bonus awards related to our successful and timely completion of various transactions related to our INOVA Geophysical land seismic equipment joint venture with BGP. In making the discretionary bonus awards, among the factors considered by the Compensation Committee was Mr. Peebler's leadership during the negotiation and completion of the joint venture transactions, Mr. Hanson's critical involvement in the completion of the transactions and the related refinancing of most of our debt, and Mr. Roland's contributions to the completion of the transactions. See "*Compensation Discussion and Analysis — Elements of Compensation — Bonus Incentive Plan*" above.

We do not sponsor for our employees (i) any defined benefit or actuarial pension plans (including supplemental plans), (ii) any non-tax-qualified deferred compensation plans or arrangements or (iii) any nonqualified defined contribution plans.

Our general policy is that our executive officers do not receive any executive "perquisites," or any other similar personal benefits that are different from what our salaried employees are entitled to receive. ION provides the named executive officers with certain group life, health, medical and other non-cash benefits generally available to all salaried employees, which are not included in the "All Other Compensation" column in the Summary Compensation Table pursuant to SEC rules. The amounts shown in the "All Other Compensation" column solely consist of employer matching contributions to ION's 401(k) plan.

2011 GRANTS OF PLAN-BASED AWARDS

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)(2) Threshold ($)	Target ($)	Maxi-mum ($)	All Other Stock Awards: Number of Shares of Stock or Units (#)(3)	All Other Option Awards: Number of Securities Underlying Options (#)(4)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(5)
R. Brian Hanson(6)	—	44,125	176,500	353,000	—	—	—	—
	3/1/11	—	—	—	38,561			478,928
	9/1/11	—	—	—	42,000	250,000	7.07	1,418,200
Robert P. Peebler(7)	—	—	468,750	937,500	—	—	—	—
Gregory J. Heinlein(8)	12/1/11	—	—	—	28,700	172,000	5.81	829,635
Nikolaos Bernitsas	—	38,750	155,000	310,000	—	—	—	—
	12/1/11	—	—	—	8,000	30,000	5.81	162,100
David L. Roland	—	35,750	143,000	286,000	—	—	—	—
	12/1/11	—	—	—	5,000	25,000	5.81	125,400
Ken Williamson	—	37,500	150,000	300,000	—	—	—	—
	12/1/11	—	—	—	15,000	50,000	5.81	279,850

(1) Reflects the estimated threshold, target and maximum award amounts for grants under our 2011 incentive plan to our named executive officers. Under the plan, every participating executive other than Mr. Peebler, who served as our Chief Executive Officer during 2011, had the opportunity to earn a maximum of 100% of his base salary depending on performance of the company against the designated performance goal, and performance of the executive against personal performance criteria. Under separate terms approved by the Compensation Committee and contained in his employment agreement, Mr. Peebler participated in the plan with the potential to earn a target incentive payment of 75% of his base salary, depending on achievement of the company's target consolidated performance goal and pre-designated personal critical success factors, and a maximum of 150% of his base salary upon achievement of the maximum consolidated performance goal and the personal critical success factors. Mr. Peebler's employment agreement does not specify that he will earn a bonus upon achievement of a threshold consolidated performance goal. Because award determinations under the plan were based in part on outcomes of personal evaluations of employee performance by our Chief Executive Officer and the Compensation Committee, the computation of actual awards generated under the plan upon achievement of threshold and target company performance criteria differed from the above estimates. See "*— Compensation Discussion and Analysis — Elements of Compensation — Bonus Incentive Plan*" above. For actual payout amounts to our named executive officers under our 2011 bonus incentive plan, see the "*Non-Equity Incentive Plan Compensation*" column in the "*Summary Compensation Table*" above.

(2) Our company does not offer or sponsor any "equity incentive plans" (as that term is defined in Item 402(a) of Regulation S-K) for employees.

(3) All stock awards reflect the number of shares of restricted stock granted under our LTIP. While unvested, a holder of restricted stock is entitled to the same voting rights as all other holders of common stock. In each case, unless stated otherwise below, the awards of shares of restricted stock vest in one-third increments each year, over a three-year period.

(4) All amounts reflect awards of stock options granted under our LTIP. In each case, unless stated otherwise below, the options vest 25% each year over a four-year period. All of the exercise prices for the options reflected in the above chart equal or exceed the fair market value per share of ION common stock on the date of grant (on August 31, 2011, the last completed trading day prior to the September 1, 2011 grant date, the closing price per share on the NYSE was $7.07, and on November 30, 2011, the last completed trading day prior to the December 1, 2011 grant date, the closing price per share on the NYSE was $5.81).

(5) The values contained in the table are based on the grant date fair value of the award computed in accordance with ASC Topic 718 for financial statement reporting purposes, but exclude any impact of assumed forfeiture rates. For a discussion of valuation assumptions, see Note 16, *Stockholders' Equity and*

Stock-Based Compensation — Valuation Assumptions, in our Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2011.

(6) Pursuant to his prior employment agreement then in effect, on March 1, 2011 Mr. Hanson received an award of 38,561 shares of restricted stock, which is equal to $327,000 (the amount of cash incentive plan compensation that Mr. Hanson earned for fiscal 2010) divided by $8.48, which was the average of the closing sales price per share on the NYSE of our shares of common stock for the last ten business days of 2010. The shares of restricted stock will vest on March 1, 2014.

At the beginning of 2011, Mr. Hanson was serving as our Executive Vice President and Chief Financial Officer. In August 2011, Mr. Hanson was promoted to President and Chief Operating Officer in addition to his role as Chief Financial Officer. In November 2011, Mr. Heinlein was hired as our Senior Vice President and Chief Financial Officer and Mr. Hanson continued as President and Chief Operating Officer. On January 1, 2012, Mr. Hanson was appointed the President and Chief Executive Officer of the Company. In connection with his promotion to President and Chief Operating Officer in August 2011, on September 1, 2011, Mr. Hanson received an award of 42,000 shares of restricted stock and nonqualified stock options to purchase 250,000 shares of the Company's common stock for an exercise price of $7.07 per share.

(7) On December 31, 2011, Mr. Peebler retired from his Chief Executive Officer position and became the Company's Executive Chairman.

(8) In November 2011, Mr. Heinlein was hired as the Company's Senior Vice President and Chief Financial Officer. In connection with his hire, on December 1, 2011, Mr. Heinlein received an award of 28,700 shares of restricted stock and nonqualified stock options to purchase 172,000 shares of the Company's common stock for an exercise price of $5.81 per share.

Employment Agreements

We enter into employment agreements with senior officers, including some of the named executive officers, when the Compensation Committee determines that an employment agreement is desirable for us to obtain a measure of assurance as to the executive's continued employment in light of prevailing market competition for the particular position held by the executive officer, or where the committee determines that an employment agreement is necessary and appropriate to attract an executive in light of market conditions, the prior experience of the executive or practices at ION with respect to other similarly situated employees. As of January 1, 2012, the only executives with employment agreements were Mr. Hanson, Mr. Peebler, Mr. Heinlein and Mr. Roland.

The following discussion describes the material terms of the employment agreements:

R. Brian Hanson

In connection with his appointment as our President and Chief Executive Officer on January 1, 2012, Mr. Hanson entered into a new employment agreement. The agreement provides for Mr. Hanson to serve as our President and Chief Executive Officer for an initial term of three years, with automatic two-year renewals thereafter. Any change of control of our company after January 1, 2013 will cause the remaining term of Mr. Hanson's employment agreement to automatically adjust to a term of three years, which will commence on the effective date of the change of control.

The agreement provides for Mr. Hanson to receive an initial base salary of $450,000 per year and be eligible to receive an annual performance bonus under our incentive compensation plan, with a target incentive plan bonus amount equal to 75% of his base salary and with a maximum incentive plan bonus amount equal to 150% of his base salary.

Under the agreement, and as approved by the Compensation Committee, Mr. Hanson will be entitled to receive grants of (i) options to purchase shares of our common stock and (ii) shares of our restricted stock.

Mr. Hanson will also be eligible to participate in other equity compensation plans that are established for our key executives, as approved by the Compensation Committee. In the agreement, we also agreed to indemnify Mr. Hanson to the fullest extent permitted by our Certificate of Incorporation and Bylaws, and to provide him coverage under our directors' and officers' liability insurance policies to the same extent as other company executives.

We may at any time terminate our employment agreement with Mr. Hanson for "Cause" if Mr. Hanson (i) willfully and continuously fails to substantially perform his obligations, (ii) willfully engages in conduct materially and demonstrably injurious to our property or business (including fraud, misappropriation of funds or other property, other willful misconduct, gross negligence or conviction of a felony or any crime involving moral turpitude) or (iii) commits a material breach of the agreement. In addition, we may at any time terminate the agreement if Mr. Hanson suffers permanent and total disability for a period of at least 180 consecutive days, or if Mr. Hanson dies. Mr. Hanson may terminate his employment agreement for "Good Reason" if we breach any material provision of the agreement, we assign to Mr. Hanson any duties materially inconsistent with his position, we materially reduce his duties, functions, responsibilities, budgetary or other authority, or take other action that results in a diminution in his office, position, duties, functions, responsibilities or authority, we relocate his workplace by more than 50 miles, or we elect not to extend the term of his agreement.

In his agreement, Mr. Hanson agrees not to compete against us, assist any competitor, attempt to solicit any of our suppliers or customers, or solicit any of our employees, in any case during his employment and for a period of two years after his employment ends. The employment agreement also contains provisions relating to protection of our confidential information and intellectual property. The agreement does not contain any tax gross-up benefits.

For a discussion of the provisions of Mr. Hanson's employment agreement regarding compensation to Mr. Hanson in the event of a change of control affecting our company or his termination by us without cause or by him for good reason, see "*— Potential Payments Upon Termination or Change of Control — R. Brian Hanson*" below.

Robert P. Peebler

Our employment agreement with Mr. Peebler, dated March 31, 2003, provided that Mr. Peebler would serve as President and Chief Executive Officer for a five-year term, unless sooner terminated. We amended Mr. Peebler's employment agreement in September 2006, February 2007, August 2007, January 2009 and June 2010, to extend the term of the agreement (most recently) to December 31, 2012, and to make certain other changes. The following description reflects Mr. Peebler's employment agreement as so amended, except where the context requires otherwise.

Under the agreement, Mr. Peebler is entitled to an annual base salary of at least $500,000, and to participate in all of our employee benefit plans available to senior executives at a level commensurate with his position. Mr. Peebler's annual base salary is currently $625,000.

Mr. Peebler's agreement provides that he will be eligible to participate in our annual incentive plan, with a target incentive plan bonus amount equal to 75% of his base salary and with a maximum incentive plan bonus amount equal to 150% of his base salary. His annual bonus will be earned upon achievement of our consolidated operating income performance targets applicable to the senior leadership bonus plan for the relevant year, and Mr. Peebler's critical success factors as determined in advance by the Compensation Committee.

Under his original employment agreement, Mr. Peebler received a grant in 2003 of an option to purchase 1,325,000 shares of our common stock at $6.00 per share, which exercise price exceeded the market price of our shares on the date of grant by 60% (at March 31, 2003, the date of his grant, the closing sales price per share of our common stock on the NYSE was $3.60). Mr. Peebler's 2006 amendment to his employment agreement provided that he was entitled to receive (a) in 2007, an award of shares of restricted common stock based on the amount of the annual incentive plan bonus earned by him for 2006, vesting on the date that is the second anniversary of the date of the award; (b) in 2007, an award of shares of restricted stock equivalent in value to his annual base salary, vesting on the date that is the third anniversary of the date of the award; and (c) in years following 2007 through the end of the term of his agreement, an award of shares of restricted stock based on the amount of the annual incentive plan bonus, if any, earned by Mr. Peebler for the preceding year, vesting on the date that is the second anniversary of the date of the award, and additional stock options as may be determined by the Compensation Committee.

Under the Internal Revenue Code and applicable treasury regulations, awards of shares of restricted stock are generally subject to federal ordinary income tax at the date on which shares are no longer subject to a "substantial risk of forfeiture" (in most cases, the date on which the shares become vested under the terms of the award). The LTIP had provided that upon the termination of the employment of any plan participant (including Mr. Peebler) by reason of retirement after reaching the age of 65 (or under company policies), all outstanding unvested shares of restricted stock would accelerate and become fully vested on that retirement date. However, under applicable federal income tax interpretations, all unvested shares of restricted stock are no longer subject to a substantial risk of forfeiture upon the date when the participant reaches age 65, regardless of whether the participant has actually retired on that date or whether his shares would vest on that date under the terms of the LTIP and the award agreement. In this event, the participant would recognize ordinary compensation income with respect to those unvested shares on his or her 65th birthday and become liable for federal income and withholding taxes at that time. Because the LTIP had provided that a vesting event would not occur until the participant had actually terminated his employment after age 65, if the participant had elected to continue his employment past age 65, there would be no vesting event on his 65th birthday and the participant would be unable to have any otherwise-vested restricted shares available from which to satisfy his or her withholding tax liabilities. On August 30, 2011, we amended the LTIP by deleting the provision that provided for the acceleration of vesting of restricted stock and restricted stock units granted under the LTIP after August 30, 2011 by reason of the retirement of a participant. See " — *Compensation Discussion and Analysis — Long-Term Stock-Based Incentive Compensation*" above.

As of August 30, 2011, Mr. Peebler owned a total of 333,333 unvested shares of restricted stock. During that month, the Compensation Committee determined that accelerating the vesting of Mr. Peebler's unvested shares of restricted stock so that the shares would vest on his 65th birthday (on June 22, 2012) would (i) not create any adverse financial or accounting impact on our company, and (ii) avoid Mr. Peebler's having to recognize ordinary income on that date, even though the shares would not actually vest on that date if Mr. Peebler did not then retire. The LTIP provides that the Compensation Committee may, in its discretion, accelerate the vesting of an award made under the LTIP so long as such acceleration is either not adverse to the participant or else is consented to by the participant. For financial accounting purposes, our company had already fully amortized by December 2010, the entire stock-based compensation expense related to Mr. Peebler's unvested shares of restricted stock. Accordingly, the Compensation Committee approved the acceleration of vesting of Mr. Peebler's 333,333 outstanding shares of unvested restricted stock, with such acceleration to be effective on June 22, 2012. Until that accelerated vesting date, the shares of Mr. Peebler's restricted stock will remain subject to restrictions on disposition. The remaining terms of Mr. Peebler's restricted stock awards, including the remaining acceleration-of-vesting provisions, did not change.

We may at any time terminate our employment agreement with Mr. Peebler for "Cause" if Mr. Peebler (i) willfully and continuously fails to substantially perform his obligations, (ii) willfully engages in conduct materially and demonstrably injurious to our property or business (including fraud, misappropriation of funds or other property, other willful misconduct, gross negligence or conviction of a felony or any crime involving moral turpitude) or (iii) commits a material breach of the agreement. In addition, we may at any time terminate the agreement if Mr. Peebler suffers permanent and total disability for a period of at least 180 consecutive days, or if Mr. Peebler dies. Mr. Peebler may terminate his employment agreement for "Good Reason" if we breach any material provision of the agreement, we assign to Mr. Peebler any duties materially inconsistent with his position, we remove him from his current office, materially reduce his duties, functions, responsibilities or authority, or take other action that results in a diminution in his office, position, duties, functions, responsibilities or authority, or we relocate his workplace by more than 30 miles.

In his agreement, Mr. Peebler agrees not to compete against us, assist any competitor, attempt to solicit any of our suppliers or customers, or solicit any of our employees, in any case during his employment and for a period of two years after his employment ends. The employment agreement also contains provisions relating to protection of our confidential information and intellectual property. We also agreed to indemnify Mr. Peebler to the fullest extent permitted by our Certificate of Incorporation and Bylaws, and to provide him coverage under our directors' and officers' liability insurance policies to the same extent as our other executives.

Mr. Peebler's agreement further provides that, upon his termination of employment due to (i) his "Retirement" (as that term is defined in his agreement) or (ii) his voluntary termination of employment from the Company at any time after his successor is appointed, Mr. Peebler will serve as a non-employee consultant to the Board of Directors of the Company for a term of five years for a consulting fee of $150,000 per year.

For a discussion of the provisions of Mr. Peebler's employment agreement regarding compensation to Mr. Peebler in the event of our change of control affecting our company or his termination by us without cause or by him for good reason, see "*— Potential Payments Upon Termination or Change of Control — Robert P. Peebler*" below.

Gregory J. Heinlein

In connection with his appointment as our Senior Vice President and Chief Financial Officer in November 2011, Mr. Heinlein entered into an employment agreement that will remain in effect for the duration that Mr. Heinlein serves in such capacity. In his agreement, Mr. Heinlein agrees not to compete against us, assist any competitor, attempt to solicit any of our suppliers or customers, or solicit any of our employees, in any case during his employment and for a period of one year after his employment ends. The employment agreement also contains provisions relating to protection of our confidential information and intellectual property. The agreement does not contain any change-in control provisions or tax gross-up benefits. For a discussion of the provisions of Mr. Heinlein's employment agreement regarding compensation to Mr. Heinlein in the event of a change of control affecting our company or his termination by us without cause or by him for good reason, see "*— Potential Payments Upon Termination or Change of Control — Gregory J. Heinlein*" below.

David L. Roland

Our employment agreement with Mr. Roland provides for Mr. Roland to serve as our Vice President, General Counsel and Corporate Secretary for an initial term of two years, with automatic one-year renewals thereafter. He will also be eligible to receive an annual performance bonus under our incentive compensation plan, with his target incentive compensation amount to be set at 50% of his annual base salary, and an opportunity under the plan to earn incentive compensation in an amount of up to 100% of his annual base salary. In the agreement, we also agreed to indemnify Mr. Roland to the fullest extent permitted by our Certificate of Incorporation and Bylaws, and to provide him coverage under our directors' and officers' liability insurance policies to the same extent as other company executives. The agreement does not contain any change-in control provisions or tax gross-up benefits. For a discussion of the provisions of Mr. Roland's employment agreement regarding compensation to him in the event of his termination without cause or for good reason, see "*— Potential Payments Upon Termination or Change of Control — David L. Roland*" below.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table sets forth information concerning unexercised stock options (including SARs) and shares of restricted stock held by our named executive officers at December 31, 2011:

	Option Awards(1)					Stock Awards(2)			
Name	**Number of Securities Underlying Unexercised Options (#) Exercisable**	**Number of Securities Underlying Unexercised Options (#) Unexercisable**	**Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)**	**Option Exercise Price ($)**	**Option Expiration Date**	**Number of Shares or Units of Stock That Have Not Vested (#)**	**Market Value of Shares or Units of Stock That Have Not Vested ($)(3)**	**Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)**	**Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)**
R. Brian Hanson	75,000	—	—	8.73	5/22/2016	112,076	687,026	—	—
	20,000	—		9.97	9/01/2016				
	60,000	—		15.43	12/01/2017				
	52,500	17,500		3.00	12/01/2018				
	140,000(4)	—		3.00	12/01/2018				
	—	250,000		7.07	9/01/2021				
Robert P. Peebler	135,000	45,000	—	3.00	12/01/2018	345,548	2,118,209	—	—
Gregory J. Heinlein	—	172,000	—	5.81	12/01/2021	28,700	175,931	—	—
Nikolaos Bernitsas	30,000	—	—	7.09	6/14/2014	16,666	102,163	—	—
	35,000	—		7.31	8/02/2015				
	30,000	—		9.97	9/01/2016				
	20,000	—		15.43	12/01/2017				
	26,250	8,750		3.00	12/01/2018				
	12,500	12,500		5.44	12/01/2019				
	18,750	56,250		4.58	3/01/2020				
	10,000	30,000		7.19	12/01/2020				
	—	30,000		5.81	12/01/2021				
David L. Roland	30,000	—	—	9.97	9/01/2016	21,666	132,813	—	—
	30,000	—		15.43	12/01/2017				
	15,000	7,500		3.00	12/01/2018				
	12,500	12,500		5.44	12/01/2019				
	6,250	18,750		7.19	12/01/2020				
	—	25,000		5.81	12/01/2021				
Ken Williamson	70,000	—	—	10.85	12/01/2016	23,666	145,073	—	—
	16,000	—		15.43	12/01/2017				
	26,250	8,750		3.00	12/01/2018				
	25,000	25,000		2.83	6/01/2019				
	11,000	11,000		5.44	12/01/2019				
	18,750	56,250		4.58	3/01/2020				
	8,750	26,250		7.19	12/01/2020				
	—	50,000		5.81	12/01/2021				

(1) All stock option information in this table relates to nonqualified stock options granted under our various stock plans and employment inducement programs. All of the unvested options in this table vest 25% each year over a four-year period.

(2) The amounts shown represent shares of restricted stock granted under our LTIP. While unvested, the holder is entitled to the same voting rights as all other holders of common stock. Except for certain shares of restricted stock held by Mr. Peebler, in each case the grants of shares of restricted stock vest in one-third increments each year, over a three-year period. On December 1, 2009, Mr. Peebler received an award of 100,000 shares of restricted stock, one-third of which vested on December 1, 2010, one-third of which vested on December 1, 2011, and the final one-third will vest on June 22, 2012 or upon the earlier occurrence of certain other designated events. On March 1, 2010, Mr. Peebler received an award of 12,215 shares of restricted stock, all of which shares will vest on March 1, 2012. On June 1, 2010, Mr. Peebler received

an award of 300,000 shares of restricted stock, all of which shares will vest on June 22, 2012 or upon the earlier occurrence of certain other designated events. See "— *Employment Agreements — Robert P. Peebler*" above.

(3) Pursuant to SEC rules, the market value of each executive's shares of unvested restricted stock was calculated by multiplying the number of shares by $6.13 (the closing price per share of our common stock on the NYSE on December 30, 2011, the last business day of 2011).

(4) The amounts shown reflect awards of cash-settled SARs granted to Mr. Hanson on December 1, 2008 under our Stock Appreciation Rights Plan. Mr. Hanson's SARs vested in full on December 1, 2011. See "— *Summary Compensation Table — Discussion of Summary Compensation Table*" above.

2011 OPTION EXERCISES AND STOCK VESTED

The following table sets forth certain information with respect to option and stock exercises by the named executive officers during the year ended December 31, 2011:

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)(1)**
R. Brian Hanson(2)	—	—	30,000	174,300
Robert P. Peebler(3)	1,325,000	8,440,250	69,757	646,051
Gregory J. Heinlein(4)	—	—	—	—
Nikolaos Bernitsas(5)	15,037	148,566	6,667	38,735
David L. Roland(6)	40,000	158,850	16,667	96,835
Ken Williamson(7)	—	—	6,667	38,735

(1) The values realized upon vesting of stock awards contained in the table are based on the market value of our common stock on the date of vesting.

(2) The value realized by Mr. Hanson on the vesting of his restricted stock awards was calculated by multiplying 30,000 shares by $5.81 (the closing price per share of our common stock on the NYSE on his December 1, 2011 vesting date).

(3) The value realized by Mr. Peebler on the vesting of his restricted stock awards was calculated by multiplying (a) 36,424 shares by $12.42 (the closing price per share of our common stock on the NYSE on his March 1, 2011 vesting date) and (b) 33,333 shares by $5.81 (the closing price per share of our common stock on the NYSE on his December 1, 2011 vesting date).

(4) Mr. Heinlein was hired as our Senior Vice President and Chief Financial Officer in November 2011.

(5) The value realized by Mr. Bernitsas on the vesting of his restricted stock awards was calculated by multiplying 6,667 shares by $5.81 (the closing price per share of our common stock on the NYSE on his December 1, 2011 vesting date).

(6) The value realized by Mr. Roland on the vesting of his restricted stock awards was calculated by multiplying 16,667 shares by $5.81 (the closing price per share of our common stock on the NYSE on his December 1, 2011 vesting date).

(7) The value realized by Mr. Williamson on the vesting of his restricted stock awards was calculated by multiplying 6,667 shares by $5.81 (the closing price per share of our common stock on the NYSE on his December 1, 2011 vesting date).

Potential Payments Upon Termination or Change of Control

Under the terms of our equity-based compensation plans and our employment agreements, our Chief Executive Officer and certain of our other named executive officers are entitled to payments and benefits upon the occurrence of specified events including termination of employment (with and without cause) and upon a change in control of our company. The specific terms of these arrangements, as well as an estimate of the compensation that would have been payable had they been triggered as of December 31, 2011, are described in detail below. In the case of each employment agreement, the terms of these arrangements were established through the course of arms-length negotiations with each executive officer, both at the time of hire and at the times of any later amendment. As part of these negotiations, the Compensation Committee analyzed the terms of the same or similar arrangements for comparable executives employed by companies in our industry group. This approach was used by the committee in setting the amounts payable and the triggering events under the arrangements. The termination of employment provisions of the employment agreements were entered into in order to address competitive concerns by providing those individuals with a fixed amount of compensation that would offset the potential risk of leaving their prior employer or foregoing other opportunities in order to join our company. At the time of entering into these arrangements, the committee considered the aggregate potential obligations of our company in the context of the desirability of hiring the individual and the expected compensation upon joining us. However, these contractual severance and post-termination arrangements have not affected the decisions the committee has made regarding other compensation elements and the rationale for compensation decisions made in connection with these arrangements.

The following summaries set forth estimated potential payments payable to each of our named executive officers (other than Mr. Hanson) upon termination of employment or a change of control of our company under their current employment agreements and our stock plans and other compensation programs as if his employment had so terminated for these reasons, or the change of control had so occurred, on December 31, 2011. The Compensation Committee may, in its discretion, agree to revise, amend or add to the benefits if it deems advisable. For purposes of the following summaries, with the exception of the information regarding Mr. Hanson, dollar amounts are estimates based on annual base salary as of December 31, 2011, benefits paid to the named executive officer in fiscal 2011 and stock and option holdings of the named executive officer as of December 31, 2011. Because Mr. Hanson entered into a new employment agreement on January 1, 2012 in connection with his appointment as our President and Chief Executive Officer, the summary regarding Mr. Hanson reflects estimates based on annual base salary as of January 1, 2012, benefits paid to Mr. Hanson in fiscal 2011 and stock and option holdings of Mr. Hanson as of January 1, 2012 and reports information as if his employment had terminated or the change of control had occurred on January 1, 2012. The summaries assume a price per share of ION common stock of $6.13 per share, which was the closing price per share on December 30, 2011, the last business day of 2011, as reported on the NYSE. The actual amounts to be paid to the named executive officers can only be determined at the time of each executive's separation from the company.

The amounts of potential future payments and benefits as set forth in the tables below, and the descriptions of the assumptions upon which such future payments and benefits are based and derived, may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are estimates of payments and benefits to certain of our executives upon their termination of employment or a change in control, and actual payments and benefits may vary materially from these estimates. Actual amounts can only be determined at the time of such executive's actual separation from our company or the time of such change in control event. Factors that could affect these amounts and assumptions include the timing during the year of any such event, the company's stock price, unforeseen future changes in our company's benefits and compensation methodology and the age of the executive.

Robert P. Peebler

Termination and Change of Control. Mr. Peebler is entitled to certain benefits under his employment agreement upon any of the following events:

- we terminate his employment other than for cause, death or disability;
- Mr. Peebler resigns for "good reason"; or
- Mr. Peebler resigns after remaining with us or with our successor for a period of 18 months following a "change of control" involving our company.

Under Mr. Peebler's employment agreement, a "change of control" occurs upon any of the following:

(1) the acquisition by a person or group of beneficial ownership of 51% or more of the outstanding shares of our common stock other than any acquisitions directly from ION, acquisitions by ION or an employee benefit plan maintained by ION, or certain permitted acquisitions in connection with a "business combination" (as defined in sub-paragraph (3) below);

(2) changes in directors on ION's Board such that the individuals that constitute the entire Board cease to constitute at least a majority of directors of the Board, other than new directors whose appointment or nomination for election was approved by a vote of at least two-thirds of the directors then constituting the entire Board (except in the case of election contests);

(3) a "business combination" — that is, a merger or consolidation involving ION or a sale of all or substantially all of ION's assets — unless owners of ION common stock immediately following such business combination together own more than 60% of the total outstanding stock or voting power of the entity resulting from the business combination; or

(4) ION's stockholders approve the liquidation or dissolution of ION.

Upon the occurrence of any of the above events, Mr. Peebler would be entitled to receive the following (less applicable withholding taxes and subject to compliance with his two-year non-compete, non-solicit and no-hire obligations):

- a lump sum cash amount equal to 0.99 times his annual base salary;
- over a two-year period, a cash amount equal to two times his annual base salary; and
- all incentive plan bonuses then due to him under the terms of the relevant incentive compensation plan in effect for any previous year and a prorated portion of the target incentive plan bonus that he would have been eligible to receive under any incentive compensation plan in effect with respect to the current year.

We believe the 18-month change-of-control benefit referenced above maximizes stockholder value because it motivates Mr. Peebler to remain in his position for a sufficient period of time following a change of control to ensure a smoother integration and transition for the new owners. Given his unique and high levels of experience and expertise in the seismic industry, we believe Mr. Peebler's severance structure is in our best interest because it ensures that for a two-year period after leaving our employment, Mr. Peebler will not be in a position to compete with us or otherwise adversely affect our business.

Change of Control Under Equity Compensation Plans. Mr. Peebler and our other named executive officers currently hold outstanding awards under one or more of the following four equity compensation plans: our LTIP, our 2003 Employee Stock Option Plan, our 2000 Long-Term Incentive Plan and our Stock Appreciation Rights Plan. Under these plans, a "change of control" will be deemed to have occurred upon any of the following (which we refer to in this section as a "Plan Change of Control"):

(1) the acquisition by a person or group of beneficial ownership of 40% (or 51% under the 2003 Employee Stock Option Plan) or more of the outstanding shares of common stock other than acquisitions directly from ION, acquisitions by ION or an employee benefit plan maintained by ION, or certain permitted acquisitions in connection with a business combination described in sub-paragraph (3) below;

(2) changes in directors such that the individuals that constitute the entire board of directors cease to constitute at least a majority of directors of the board, other new directors whose appointment or nomination for election was approved by a vote of at least a majority of the directors (two–thirds of the directors under the 2003 Employee Stock Option Plan) then constituting the entire board of directors (except in the case of election contests);

(3) approval by our stockholders of a reorganization, merger, consolidation or similar business combination involving ION, unless (i) owners of our common stock immediately following such transaction together own more than 50% of the total outstanding stock or voting power of the entity resulting from the transaction (60% under the 2003 Employee Stock Option Plan) and (ii) at least a majority of the members of the board of directors of the entity resulting from the transaction were members of our board of directors at the time the agreement for the transaction is signed; or

(4) the sale of all or substantially all of our assets (in the case of the LTIP, the 2000 Long–Term Incentive Plan and the Stock Appreciation Rights Plan), or our stockholders approve our liquidation or dissolution (in the case of the 2003 Employee Stock Option Plan).

Upon any such "Plan Change of Control," all of Mr. Peebler's stock options granted to him under the 2003 Employee Stock Option Plan and the LTIP will become fully exercisable, and all restricted stock granted to him under the LTIP will automatically accelerate and become fully vested. Upon any of the above events, we would not be required to provide any medical continuation or death or disability benefits for Mr. Peebler that are not also available to our other employees as required by law or the applicable benefit plan.

Death or Disability. Upon his death or disability, any options or restricted stock Mr. Peebler holds under our LTIP would automatically accelerate and become fully vested. As of December 31, 2011, Mr. Peebler held 345,548 shares of unvested restricted stock granted under our LTIP.

Termination by Us for Cause or by Mr. Peebler Other Than for Good Reason. Upon his termination by us for Cause or his resignation other than for Good Reason, Mr. Peebler is not entitled to any payment or benefit other than the payment of unpaid salary and possibly accrued and unused vacation pay.

Mr. Peebler's vested stock options will remain exercisable after his termination of employment, death, disability or retirement for periods of between 180 days and one year following such event, depending on the event and the terms of the applicable stock plan and grant agreement.

In addition, any voluntary termination of employment by Mr. Peebler will be treated for all purposes under our LTIP as a termination due to his retirement, thereby causing all of his currently held unvested stock options and restricted stock granted under that plan to automatically accelerate and become fully vested. Under our LTIP, any shares of unvested restricted stock granted after August 30, 2011 will not automatically accelerate and become fully vested upon retirement. Mr. Peebler owns 333,333 outstanding shares of unvested restricted stock that will vest on June 22, 2012. See " — *Employment Agreements — Robert P. Peebler*" above.

If any payment or benefit under his employment agreement is determined to be subject to the excise tax for "excess parachute payments" under U.S. federal income tax rules, we have agreed to pay to Mr. Peebler an additional amount to adjust for the incremental tax costs of those payments to him.

Assuming Mr. Peebler's employment was terminated under each of these circumstances or a change of control occurred on December 31, 2011, his payments and benefits would have an estimated value as follows (less applicable withholding taxes):

Scenario	Cash Severance ($)(1)	Bonus ($)(2)	Tax Gross-Ups ($)	Value of Accelerated Equity Awards ($)(3)
Without Cause or For Good Reason	1,868,750	468,750	—	—
Resign 18 months after change of control	1,868,750	468,750	—	—
Change of Control (regardless of termination), death or disability	—	—	—	2,259,059
Retirement or voluntary termination	—	—	—	2,259,059

(1) $618,750 would be payable immediately and $1,250,000 would be payable over a two-year period. In addition to the listed amounts, if Mr. Peebler resigns or his employment is terminated for any reason, he may be paid for his unused vacation days. Mr. Peebler is currently entitled to 20 vacation days per year. The above table assumes that there is no earned but unpaid base salary as of the time of termination.

(2) Represents an estimate of the target bonus payment Mr. Peebler would be entitled to receive pursuant to our 2011 incentive plan. The actual bonus payment he would be entitled to receive upon his termination may be different from the estimated amount, depending on the achievement of payment criteria under the bonus plan.

(3) As of December 31, 2011, Mr. Peebler held 345,548 shares of unvested restricted stock and unvested options to purchase 45,000 shares of our common stock. The value of accelerated unvested options was calculated by multiplying 45,000 shares underlying Mr. Peebler's unvested options by $6.13 (the closing price per share on December 30, 2011) and then deducting the $3.00 exercise price for those shares. The value of accelerated unvested restricted stock was calculated by multiplying 345,548 shares by $6.13.

R. Brian Hanson

Termination and Change of Control. Mr. Hanson is entitled to certain benefits under his employment agreement upon the occurrence of any of the following events:

- we terminate his employment other than for cause, death or disability;
- Mr. Hanson resigns for "good reason"; or
- a "change in control" involving our company occurs and, within 12 months following the change in control, (a) we or our successor terminate Mr. Hanson's employment or (b) Mr. Hanson terminates his employment after we or our successor (i) elect not to extend the term of his employment agreement, (ii) assign to Mr. Hanson duties inconsistent with his CEO position, duties, functions, responsibilities, authority or reporting relationship to the Board under his employment agreement, (iii) become a privately-owned company as a result of a transaction in which Mr. Hanson does not participate within the acquiring group, (iv) are rendered a subsidiary or division or other unit of another company; or (v) take any action that would constitute "good reason" under his employment agreement.

Under Mr. Hanson's employment agreement, a "change in control" occurs upon any of the following:

(1) the acquisition by a person or group of beneficial ownership of 40% or more of our outstanding shares of common stock other than any acquisitions directly from ION, acquisitions by ION or an employee benefit plan maintained by ION, or certain permitted acquisitions in connection with a "Merger" (as defined in sub-paragraph (3) below);

(2) changes in directors on our board of directors such that the individuals that constitute the entire board cease to constitute at least a majority of directors of the board, other than new directors whose appointment or nomination for election was approved by a vote of at a majority of the directors then constituting the entire board of directors (except in the case of election contests);

(3) consummation of a "Merger" — that is, a reorganization, merger, consolidation or similar business combination involving ION — unless (i) owners of ION common stock immediately following such business combination together own more than 50% of the total outstanding stock or voting power of the entity resulting from the business combination in substantially the same proportion as their ownership of ION voting securities immediately prior to such Merger and (ii) at least a majority of the members of the board of directors of the corporation resulting from such Merger (or its parent corporation) were members of our board at the time of the execution of the initial agreement providing for the Merger; or

(4) the sale or other disposition of all or substantially all of our assets.

Upon the occurrence of any of the above events and conditions, Mr. Hanson would be entitled to receive the following (less applicable withholding taxes and subject to compliance with non-compete, non-solicit and no-hire obligations):

- over a two-year period, a cash amount equal to two times his annual base salary and two times his target bonus amount in effect for the year of termination;
- a prorated portion of any unpaid target incentive plan bonus for the year of termination; and
- continuation of insurance coverage for Mr. Hanson as of the date of his termination for a period of two years at the same cost to him as prior to the termination. See "— *Employment Agreements — R. Brian Hanson*" above.

In addition, upon the occurrence of any of the above events or conditions, the vesting period for all of Mr. Hanson's unvested equity awards granted on or after January 1, 2012 having a remaining vesting period of two years or less as of the date of termination will immediately accelerate to vest in full. In such event, all restrictions on the awards will thereupon be immediately lifted and the exercise period of all outstanding vested stock options (including the option awards that have been so accelerated) granted on or after January 1, 2012 will continue in effect until the earlier of (a) two years after the date of termination or (b) the expiration of the full original term, as specified in each applicable stock option agreement.

Upon a "Plan Change of Control" (see " — *Robert P. Peebler — Change of Control Under Equity Compensation Plans*" above), all of Mr. Hanson's stock options granted to him under the LTIP will become fully exercisable, all restricted stock awards granted to him under the LTIP will automatically accelerate and become fully vested. In addition, any change of control of our company will cause the remaining term of Mr. Hanson's employment agreement to automatically adjust to two years, commencing on the effective date of the change of control.

We believe the double-trigger change-of-control benefit referenced above maximizes stockholder value because it motivates Mr. Hanson to remain in his position for a sufficient period of time following a change of control to ensure a smoother integration and transition for the new owners. Given his experience with our company and within the seismic industry as our CFO and CEO, we believe Mr. Hanson's severance structure is in our best interest because it ensures that for a two-year period after leaving our employment, Mr. Hanson will not be in a position to compete against us or otherwise adversely affect our business.

Death, Disability or Retirement. Upon his death or disability, all options and restricted stock that Mr. Hanson holds would automatically accelerate and become fully vested. Upon his retirement, (a) all options that Mr. Hanson holds would automatically accelerate and become fully vested and (b) all shares of restricted stock that Mr. Hanson was granted prior to August 30, 2011 would automatically accelerate and become fully vested.

Termination by Us for Cause or by Mr. Hanson Other Than for Good Reason. Upon any termination by us for cause or any resignation by Mr. Hanson for any reason other than for "good reason" (as defined in his employment agreement), Mr. Hanson is not entitled to any payment or benefit other than the payment of unpaid salary and possibly accrued and unused vacation pay.

Mr. Hanson's currently-held vested stock options and SARs will remain exercisable after his termination of employment, death, disability or retirement for periods of between 180 days and one year following such event, depending on the event and the terms of the applicable plan and grant agreement. If Mr. Hanson is terminated for cause, all of his vested and unvested stock options and unvested restricted stock will be immediately forfeited. We have not agreed to provide Mr. Hanson any additional payments in the event any payment or benefit under his employment agreement is determined to be subject to the excise tax for "excess parachute payments" under U.S. federal income tax rules.

Assuming Mr. Hanson's employment was terminated under each of these circumstances or a change of control occurred on January 1, 2012, his payments and benefits would have an estimated value as follows (less applicable withholding taxes):

Scenario	Cash Severance ($)(1)	Bonus ($)(2)	Insurance Continuation ($)(3)	Tax Gross-Ups ($)	Value of Accelerated Equity Awards ($)(4)
Without Cause or For Good Reason	900,000	675,000	19,744	—	—
Termination after change in control	900,000	675,000	19,744	—	741,801
Change of Control (if not terminated), Death or Disability	—	—	—	—	741,801
Retirement	—	—	—	—	484,341
Voluntary Termination	—	—	—	—	—

(1) Payable over a two-year period. In addition to the listed amounts, if Mr. Hanson resigns or his employment is terminated for any reason, he may be paid for his unused vacation days. Mr. Hanson is currently entitled to 20 vacation days per year. The above table assumes that there is no earned but unpaid base salary as of the time of termination.

(2) Represents two times the estimate of the target bonus payment Mr. Hanson would be entitled to receive pursuant to our 2011 bonus incentive plan. The actual bonus payment he would be entitled to receive upon his termination may be different from the estimated amount, depending on the achievement of payment criteria under the bonus plan.

(3) The value of insurance continuation contained in the above table is the total cost of COBRA continuation coverage for Mr. Hanson, maintaining his same levels of medical, dental and other insurance in effect as of January 1, 2012, less the amount of premiums to be paid by Mr. Hanson for such coverage.

(4) As of January 1, 2012, Mr. Hanson held 70,076 unvested shares of restricted stock that were granted prior to August 30, 2011, 42,000 unvested shares of restricted stock that were granted after August 30, 2011, and unvested stock options to purchase 267,500 shares of common stock. The value of accelerated unvested options was calculated by multiplying 17,500 shares underlying Mr. Hanson's unvested options by $6.13 (the closing price per share on December 30, 2011) and then deducting the aggregate exercise price for those shares (equal to $3.00 per share for those 17,500 options). Options having an exercise price greater than $6.13 were calculated with a zero value. The value of unvested restricted stock to accelerate in the event of Change in Control, death or disability was calculated by multiplying 70,076 shares by $6.13. The value of unvested restricted stock to accelerate in the event of retirement was calculated by multiplying 42,000 shares by $6.13.

Gregory J. Heinlein

Termination and Change of Control. Mr. Heinlein is entitled to certain benefits under his employment agreement upon any of the following events:

- we terminate his employment for reasons other than for cause, death or disability; or

- Mr. Heinlein resigns for "good reason."

In the above scenarios, Mr. Heinlein would be entitled to receive the following (less applicable withholding taxes):

- over a two-year period, a cash amount equal to two times his annual base salary; and
- any unpaid incentive plan bonuses earned by him pursuant to the terms of the relevant incentive compensation plan with respect to the year of termination (pursuant to the terms of his offer of employment, Mr. Heinlein will participate in the 2012 bonus incentive plan beginning on January 1, 2012).

Upon a "Plan Change of Control" (see "*— Robert P. Peebler — Change of Control Under Equity Compensation Plans*" above), all of Mr. Heinlein's unvested stock options granted to him under the LTIP will become fully exercisable, and all restricted stock granted to him under the LTIP will automatically accelerate and become fully vested. Mr. Heinlein's employment agreement contains no change-of-control severance payment rights.

Death, Disability or Retirement. Upon his death or disability, all options and restricted stock that Mr. Heinlein currently holds would automatically accelerate and become fully vested. Upon his retirement, all stock options that Mr. Heinlein holds would automatically accelerate and become fully vested.

Termination by Us for Cause or by Mr. Heinlein Other Than for Good Reason. Upon any termination by us for cause or any resignation by Mr. Heinlein for any reason other than "good reason" (as defined in his employment agreement), Mr. Heinlein is not entitled to any payment or benefit other than the payment of unpaid salary and possibly accrued and unused vacation pay.

Mr. Heinlein's vested stock options will remain exercisable after his termination of employment, death, disability or retirement for periods of between 180 days and one year following such event, depending on the event. If Mr. Heinlein is terminated for cause, all of his vested and unvested stock options and unvested restricted stock will be immediately forfeited.

Assuming Mr. Heinlein's employment was terminated under each of these circumstances or a change of control occurred on December 31, 2011, his payments and benefits would have an estimated value as follows (less applicable withholding taxes):

Scenario	Cash Severance ($)(1)	Value of Accelerated Equity Awards ($)(2)
Without Cause or For Good Reason	600,000	—
Change of Control (regardless of termination), Death or Disability	—	230,971
Retirement	—	230,971
Voluntary Termination	—	—

(1) Payable over a two-year period. In addition to the listed amounts, if Mr. Heinlein resigns or his employment is terminated for any reason, he may be entitled to be paid for his unused vacation days. Mr. Heinlein is currently entitled to 20 vacation days per year. The above table assumes that there is no earned but unpaid base salary as of the time of termination.

(2) As of December 31, 2011, Mr. Heinlein held 28,700 unvested shares of restricted stock and unvested stock options to purchase 172,000 shares of common stock. The value of accelerated unvested options was calculated by multiplying 172,000 shares underlying Mr. Heinlein's unvested options by $6.13 (the closing price per share on December 30, 2011) and then deducting the aggregate exercise price for those shares (equal to $5.81 per share). The value of accelerated unvested restricted stock was calculated by multiplying 28,700 shares by $6.13.

Nikolaos Bernitsas

Mr. Bernitsas is not entitled to receive any contractual severance if we terminate his employment without cause. Upon a "Plan Change of Control" (see "*— Robert P. Peebler — Change of Control Under Equity Compensation Plans*" above), all of his unvested stock options granted to him under the LTIP will become fully exercisable and all restricted stock awards granted to him under the LTIP will automatically accelerate and become fully vested. Upon his death or disability, all options and restricted stock that Mr. Bernitsas holds would automatically accelerate and become fully vested. Upon his retirement, (a) all options that Mr. Bernitsas holds would automatically accelerate and become fully vested and (b) all shares of restricted stock that Mr. Bernitsas was granted prior to August 30, 2011 would automatically accelerate and become fully vested.

The vested stock options held by Mr. Bernitsas will remain exercisable after his termination of employment, death, disability or retirement for periods of between 180 days and one year following such event, depending on the event and the terms of the applicable stock plan and grant agreement. If Mr. Bernitsas is terminated for cause, all of his vested and unvested stock options and unvested restricted stock will be immediately forfeited.

Assuming his employment was terminated under each of these circumstances or a change of control occurred on December 31, 2011, his payments and benefits would have an estimated value as follows (less applicable withholding taxes):

Scenario	Cash Severance ($)(1)	Value of Accelerated Equity Awards ($)(2)
Without Cause	—	—
Change of Control (regardless of termination), Death or Disability	—	234,963
Retirement	—	185,923
Voluntary Termination	—	—

(1) If Mr. Bernitsas resigns or his employment is terminated for any reason, he may be paid for his unused vacation days. Mr. Bernitsas is currently entitled to 25 vacation days per year. The above table assumes that there is no earned but unpaid base salary as of the time of termination.

(2) As of December 31, 2011, Mr. Bernitsas held 8,666 unvested shares of restricted stock that were granted prior to August 30, 2011, 8,000 unvested shares of restricted stock that were granted after August 30, 2011, and unvested options to purchase 137,500 shares of our common stock. The value of accelerated unvested options was calculated by multiplying 107,500 shares underlying Mr. Bernitsas' unvested options by $6.13 (the closing price per share on December 30, 2011) and then deducting the aggregate exercise prices for those shares (equal to $3.00 per share for 8,750 options, $5.44 per share for 12,500 options, $4.58 per share for 56,250 options and $5.81 per share for 30,000 options). Options held by him having an exercise price greater than $6.13 were calculated with a zero value. The value of unvested restricted stock that would accelerate and vest in full in the event of a Change in Control, death or disability was calculated by multiplying 8,666 shares by $6.13. The value of unvested restricted stock to accelerate in the event of retirement was calculated by multiplying 8,000 shares by $6.13.

David L. Roland

Termination and Change of Control. Mr. Roland is entitled to certain benefits under his employment agreement upon any of the following events:

- we terminate his employment other than for cause, death or disability; or
- Mr. Roland resigns for "good reason."

In the above scenarios, Mr. Roland would be entitled to receive the following (less applicable withholding taxes):

- over a one-year period, a cash amount equal to his annual base salary;

- all incentive plan bonuses then due to him under the terms of the relevant incentive compensation plan in effect for any previous year and a prorated portion of the target incentive plan bonus that he would have been eligible to receive under any incentive compensation plan in effect with respect to the current year; and
- continuation of insurance coverage for Mr. Roland as of the date of his termination for a period of one year at the same cost to him as prior to the termination. See "*— Employment Agreements — David L. Roland*" above.

Upon a "Plan Change of Control" (see "*— Robert P. Peebler — Change of Control Under Equity Compensation Plans*" above), all of Mr. Roland's unvested stock options granted to him under the LTIP will become fully exercisable, and all restricted stock granted to him under the LTIP will automatically accelerate and become fully vested. Mr. Roland's employment agreement contains no change-of-control severance payment rights.

Death, Disability or Retirement. Upon his death or disability, all options and restricted stock that Mr. Roland holds would automatically accelerate and become fully vested. Upon his retirement, (a) all options that Mr. Roland holds would automatically accelerate and become fully vested and (b) all shares of restricted stock that Mr. Roland was granted prior to August 30, 2011 would automatically accelerate and become fully vested.

Termination by Us for Cause or by Mr. Roland Other Than for Good Reason. Upon any termination by us for cause or any resignation by Mr. Roland for any reason other than "good reason" (as defined in his employment agreement), Mr. Roland is not entitled to any payment or benefit other than the payment of unpaid salary and possibly accrued and unused vacation pay.

Mr. Roland's vested stock options will remain exercisable after his termination of employment, death, disability or retirement for periods of between 180 days and one year following such event, depending on the event and the terms of the applicable stock plan and grant agreement. If Mr. Roland is terminated for cause, all of his vested and unvested stock options and unvested restricted stock will be immediately forfeited.

Assuming Mr. Roland's employment was terminated under each of these circumstances or a change of control occurred on December 31, 2011, his payments and benefits would have an estimated value as follows (less applicable withholding taxes):

Scenario	Cash Severance ($)(1)	Bonus ($)(2)	Insurance Continuation ($)(3)	Value of Accelerated Equity Awards ($)(4)
Without Cause or For Good Reason	300,000	150,000	14,473	—
Change of Control (regardless of termination), Death or Disability	—	—	—	172,913
Retirement	—	—	—	142,263
Voluntary Termination	—	—	—	—

(1) Payable over a one-year period. In addition to the listed amounts, if Mr. Roland resigns or his employment is terminated for any reason, he may be entitled to be paid for his unused vacation days. Mr. Roland is currently entitled to 20 vacation days per year. The above table assumes that there is no earned but unpaid base salary as of the time of termination.

(2) Represents an estimate of the target bonus payment Mr. Roland would be entitled to receive pursuant to our 2011 incentive plan. The actual bonus payment he would be entitled to receive upon his termination may be different from the estimated amount, depending on the achievement of payment criteria under the bonus plan.

(3) The value of insurance continuation contained in the above table is the total cost of COBRA continuation coverage for Mr. Roland, maintaining his same levels of medical, dental and other insurance in effect as of December 31, 2011, less the amount of premiums to be paid by Mr. Roland for such coverage.

(4) As of December 31, 2011, Mr. Roland held 16,666 unvested shares of restricted stock that were granted prior to August 30, 2011, 5,000 unvested shares of restricted stock that were granted after August 30, 2011, and unvested options to purchase 63,750 shares of our common stock. The value of accelerated unvested options was calculated by multiplying 45,000 shares underlying Mr. Roland's unvested options by $6.13 (the closing price per share on December 30, 2011) and then deducting the aggregate exercise prices for those shares (equal to $3.00 per share for 7,500 options, $5.44 per share for 12,500 options and $5.81 per share for 25,000 options). Options held by Mr. Roland having an exercise price greater than $6.13 were calculated with a zero value. The value of unvested restricted stock that would accelerate and vest in full in the event of a Change in Control, death or disability was calculated by multiplying 21,666 shares by $6.13. The value of unvested restricted stock to accelerate in the event of retirement was calculated by multiplying 16,666 shares by $6.13.

Ken Williamson

Mr. Williamson is not entitled to receive any contractual severance if we terminate his employment without cause. Upon a "Plan Change of Control" (see "*— Robert P. Peebler — Change of Control Under Equity Compensation Plans*" above), all of his unvested stock options granted to him under the LTIP will become fully exercisable and all restricted stock awards granted to him under the LTIP will automatically accelerate and become fully vested. Upon his death or disability, all options and restricted stock that Mr. Williamson holds would automatically accelerate and become fully vested. Upon his retirement, (a) all options that Mr. Williamson holds would automatically accelerate and become fully vested and (b) all shares of restricted stock that Mr. Williamson was granted prior to August 30, 2011 would automatically accelerate and become fully vested.

The vested stock options held by Mr. Williamson will remain exercisable after his termination of employment, death, disability or retirement for periods of between 180 days and one year following such event, depending on the event and the terms of the applicable stock plan and grant agreement. If Mr. Williamson is terminated for cause, all of his vested and unvested stock options and unvested restricted stock will be immediately forfeited.

Assuming his employment was terminated under each of these circumstances or a change of control occurred on December 31, 2011, his payments and benefits would have an estimated value as follows (less applicable withholding taxes):

Scenario	Cash Severance ($)(1)	Value of Accelerated Equity Awards ($)(2)
Without Cause	—	—
Change of Control (regardless of termination), Death or Disability	—	365,738
Retirement	—	273,788
Voluntary Termination	—	—

(1) If Mr. Williamson resigns or his employment is terminated for any reason, he may be paid for his unused vacation days. Mr. Williamson is currently entitled to 20 vacation days per year. The above table assumes that there is no earned but unpaid base salary as of the time of termination.

(2) As of December 31, 2011, Mr. Williamson held 8,666 unvested shares of restricted stock that were granted prior to August 30, 2011, 15,000 unvested shares of restricted stock that were granted after August 30, 2011, and unvested options to purchase 177,250 shares of our common stock. The value of accelerated unvested options was calculated by multiplying 151,000 shares underlying Mr. Williamson's unvested options by $6.13 (the closing price per share on December 30, 2011) and then deducting the aggregate exercise prices for those shares (equal to $3.00 per share for 8,750 options, $2.83 per share for 25,000 options, $5.44 per share for 11,000 options, $4.58 per share for 56,250 options and $5.81 per share for 50,000 options). Options held by him having an exercise price greater than $6.13 were calculated with a zero value. The value of unvested restricted stock that would accelerate and fully vest in the event of a Change in Control, death or disability was calculated by multiplying 23,666 shares by $6.13. The value of unvested restricted stock to accelerate in the event of retirement was calculated by multiplying 8,666 shares by $6.13.

2010 Pension Benefits And Nonqualified Deferred Compensation

None of our named executive officers participates or has account balances in (i) any qualified or non-qualified defined benefit plans or (ii) in any non-qualified defined contribution plans or other deferred compensation plans maintained by us.

Equity Compensation Plan Information (as of December 31, 2011)

The following table provides certain information regarding our equity compensation plans under which equity securities are authorized for issuance:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity Compensation Plans Approved by Stockholders			
Amended and Restated 1996 Non-Employee Director Stock Option Plan	145,000	$ 6.61	0
2000 Long-Term Incentive Plan	133,900	$ 6.57	0
2003 Stock Option Plan	62,500	$12.02	79,250
2004 Long-Term Incentive Plan ("LTIP")	6,120,950	$ 7.27	4,714,390
2010 Employee Stock Purchase Plan	—	—	1,392,438
GX Technology Corporation Employee Stock Option Plan	10,075	$ 2.49	0
Subtotal	6,472,425		6,186,078
Equity Compensation Plans Not Approved by Stockholders			
Non-Employee Directors' Retainer Plan	—	—	21,769
ARAM Systems Employee Inducement Stock Option Program	139,000	$14.10	0
Concept Systems Employment Inducement Stock Option Program	29,000	$ 6.42	0
GX Technology Corporation Employment Inducement Stock Option Program	150,875	$ 7.09	0
Subtotal	318,875		21,769
Total	6,791,300		6,207,847

Following are brief descriptions of the material terms of each equity compensation plan that was not approved by our stockholders:

Non-Employee Directors' Retainer Plan. In 2001, our Board adopted arrangements whereby our non-employee directors can elect to receive their annual retainer for service as a director and any retainer for serving as a committee chairman, in cash or in common stock. Any common stock issued pursuant to these arrangements is valued at the closing price of our common stock on the last trading day before their issuance. The Board reserved 100,000 of our treasury shares for issuance under these arrangements. The Board elected to forego this election right for 2009 and since then our non-employee directors have received their retainers only in cash.

ION Geophysical Corporation — ARAM Systems Employee Inducement Stock Option Program. In connection with our acquisition of all of the capital stock of ARAM Systems, Ltd and its affiliates in September 2008, we entered into employment inducement stock option agreements with 48 key employees of ARAM as material inducements to their joining ION. The terms of these stock options are for 10 years, and the options become exercisable in four equal installments each year with respect to 25% of the shares each on the first, second, third and fourth consecutive anniversary dates of the date of grant. The options may be sooner exercised upon the occurrence of a "change of control" of ION. The number of shares of common stock covered by each option is subject to adjustment to prevent dilution resulting from stock dividends, stock splits, recapitalizations or similar transactions.

ION Geophysical Corporation — Concept Systems Employment Inducement Stock Option Program. In connection with our acquisition of the share capital of Concept Systems Holding Limited in February 2004, we entered into employment inducement stock option agreements with 12 key employees of Concept as material inducements to their joining ION. The terms of these stock options are for 10 years, and the options became exercisable in four equal installments each year with respect to 25% of the shares on the first, second, third and fourth consecutive anniversary dates of the date of grant. The number of shares of common stock covered by each option is subject to adjustment to prevent dilution resulting from stock dividends, stock splits, recapitalizations or similar transactions.

ION Geophysical Corporation — GX Technology Corporation Employment Inducement Stock Option Program. In connection with our acquisition of all of the capital stock of GX Technology Corporation in June 2004, we entered into employment inducement stock option agreements with 29 key employees of GXT as material inducements to their joining ION. The terms of these stock options are for 10 years, and the options became exercisable in four equal installments each year with respect to 25% of the shares each on the first, second, third and fourth consecutive anniversary dates of the date of grant. The number of shares of common stock covered by each option is subject to adjustment to prevent dilution resulting from stock dividends, stock splits, recapitalizations or similar transactions.

A description of our Stock Appreciation Rights Plan has not been provided in this sub-section because awards of SARs under that plan may be settled only in cash.

ITEM 2 — ADVISORY (NON-BINDING) VOTE TO APPROVE EXECUTIVE COMPENSATION

As required by Section 14A of the Exchange Act, we are asking our stockholders to approve, on an advisory basis, the compensation of our named executive officers as we have described it in the "Executive Compensation" section of this proxy statement, beginning on page 26. This advisory vote is sometimes referred to as "Say on Pay." While this vote is not binding on our company, management and the Compensation Committee will review the voting results for purposes of obtaining information regarding investor sentiment about our executive compensation philosophy, policies and practices. If there are a significant number of negative votes, we will seek to understand the concerns that influenced the negative votes, and consider them in making decisions about our executive compensation programs in the future. At our 2011 Annual Meeting, our stockholders approved our non-binding advisory vote to approve the compensation of our executive officers, with 55% of the votes cast on the proposal voting in favor. After the meeting, we consulted with several large stockholders and certain proxy advisory firms to determine the principal reasons underlying the negative votes on the advisory executive compensation proposal. Stockholders who voted against the proposal primarily objected to four elements of our executive compensation program. Our Compensation Committee considered the results of the vote and also the specific objections expressed by our stockholders and took action to resolve each element that was described as objectionable. For a description of the issues and actions, see "See *"Executive Compensation — Compensation Discussion and Analysis — Executive Summary — Principal Changes in Compensation during 2011."*

We believe that the information we have provided within the Executive Compensation section of this proxy statement demonstrates that our executive compensation program is designed appropriately and is working to ensure management's interests are aligned with our stockholders' interests to support long-term value creation. As described in detail under "Compensation Discussion and Analysis," our compensation program reflects a balance of short-term incentives (including performance-based cash bonus awards), long-term incentives (including equity awards that vest over up to four years), and protective measures, such as clawback and anti-hedging policies and stock ownership guidelines, that are designed to support our long-term business strategies and drive creation of stockholder value. We believe that our program is (i) aligned with the competitive market for talent, (ii) sensitive to our financial performance and (iii) oriented to long-term incentives, in order to maintain and improve our long-term profitability. We believe our program delivers reasonable pay that is strongly linked to our performance over time relative to peer companies and rewards sustained performance that is aligned with long-term stockholder interests. Our executive compensation program is also designed to attract and to retain highly-talented executive officers who are critical to the successful implementation of our company's strategic business plan.

We regularly evaluate the individual elements of our compensation program in light of market conditions and governance requirements and make changes as appropriate for our business. For example, in 2009 we reduced base salaries for most company employees, with the largest percentage reductions borne by our executives, including our named executive officers. In addition, our most recent employment contract with our Chief Executive Officer does not contain tax gross-ups of single trigger change of control provisions. We believe that our executive compensation program continues to drive promote superior financial performance for our company and our stockholders over the long term through a variety of business conditions.

We have regularly sought approval from our stockholders regarding portions of our compensation program that we have used to motivate, retain, and reward our executives. Since 2000, our stockholders have voted on and approved our equity compensation plans (and amendments to those plans) a total of ten times, in addition to approving our overall executive compensation program last year. Those incentive plans, including the LTIP and its predecessors, make up a significant portion of the overall compensation that we provide to our executives. Over the years, we have made numerous changes to our executive compensation program in response to stockholder input, including a number of changes and enhancements mentioned in this proxy statement. Because the vote is advisory, however, it will not be binding upon our Board of Directors or the Compensation Committee, and neither our Board nor the Compensation Committee will be required to take any action as a result of the outcome of the vote on this proposal. The Compensation Committee will carefully evaluate the outcome of the vote when considering future executive compensation arrangements. After our Annual Meeting in May 2012, our next say-on-pay vote will occur at our next Annual Meeting scheduled to be held in May 2013.

Accordingly, the Board of Directors strongly endorses the Company's executive compensation program and recommends that stockholders vote in favor of the following advisory resolution:

> RESOLVED, that the stockholders approve the compensation of the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis and the accompanying compensation tables and related footnotes and narrative disclosure contained in the Company's Proxy Statement for the 2012 Annual Meeting of Stockholders.

We encourage our stockholders to closely review the Compensation Discussion and Analysis, the accompanying compensation tables, and the related narrative disclosure before voting on this proposal. The Compensation Discussion and Analysis describes and explains our executive compensation policies and practices and the process that was used by the Compensation Committee of our Board of Directors to reach its decisions on the compensation of our named executive officers for 2011. It also contains a discussion and analysis of each of the primary components of our executive compensation program — base salary, annual cash incentive awards, and long-term incentive awards — and the various post-employment arrangements that we have entered into with certain of our named executive officers.

The Board of Directors recommends that stockholders vote "FOR" the advisory (non-binding) vote to approve the compensation of our named executive officers, as described in this proxy statement.

ITEM 3 — RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

We have appointed Ernst & Young LLP as our independent registered public accounting firm (independent auditors) for the fiscal year ending December 31, 2012. Services provided by Ernst & Young LLP to our company in 2011 included the examination of our consolidated financial statements, review of our quarterly financial statements, statutory audits of our foreign subsidiaries, internal control audit services, review of our registration statements filed under the Securities Act of 1933, as amended (the "Securities Act"), during 2011 and consultations on various tax and accounting matters.

The Board of Directors recommends that stockholders vote "FOR" ratification of the appointment of Ernst & Young LLP as our independent auditors for 2012.

In the event stockholders do not ratify the appointment, the appointment will be reconsidered by the Audit Committee. Regardless of the outcome of the vote, however, the Audit Committee at all times has the authority within its discretion to recommend and approve any appointment, retention or dismissal of our independent auditors.

REPORT OF THE AUDIT COMMITTEE

The following Report of the Audit Committee does not constitute soliciting material and shall not be deemed filed or incorporated by reference into any other filings under the Securities Act or the Exchange Act, except to the extent ION specifically incorporates this Report by reference therein.

ION's management is responsible for ION's internal controls, financial reporting process, compliance with laws, regulations and ethical business standards and the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States. ION's independent registered public accounting firm is responsible for performing an independent audit of ION's financial statements in accordance with generally accepted auditing standards and issuing a report thereon. The Board of Directors of ION appointed the undersigned directors as members of the Audit Committee and adopted a written charter setting forth the procedures and responsibilities of the Audit Committee. Each year the Audit Committee reviews its Charter and reports to the Board on its adequacy in light of applicable rules of the NYSE. In addition, each year ION furnishes a written affirmation to the NYSE relating to Audit Committee membership, the independence and financial management expertise of the Audit Committee and the adequacy of the Charter of the Audit Committee.

The Charter of the Audit Committee specifies that the primary purpose of the Audit Committee is to assist the Board in its oversight of: (1) the integrity of the financial statements of ION; (2) compliance by ION with legal and regulatory requirements; (3) the independence, qualifications and performance of ION's independent registered public accountants; and (4) the performance of ION's internal auditors and internal audit function. In carrying out these responsibilities during 2011, and early in 2012 in preparation for the filing with the SEC of ION's Annual Report on Form 10-K for the year ended December 31, 2011, the Audit Committee, among other things:

- reviewed and discussed the audited financial statements with management and ION's independent registered public accounting firm;
- reviewed the overall scope and plans for the audit and the results of the examinations of ION's independent registered public accounting firm;
- met with ION management periodically to consider the adequacy of ION's internal control over financial reporting and the quality of its financial reporting and discussed these matters with its independent registered public accounting firm and with appropriate ION financial personnel and internal auditors;
- discussed with ION's senior management, independent registered public accounting firm and internal auditors the process used for ION's Chief Executive Officer and Chief Financial Officer to make the certifications required by the SEC and the Sarbanes-Oxley Act of 2002 in connection with the Form 10-K and other periodic filings with the SEC;

- reviewed and discussed with ION's independent registered public accounting firm (1) their judgments as to the quality (and not just the acceptability) of ION's accounting policies, (2) the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding such firm's communication with the Audit Committee concerning independence, and the independence of the independent registered public accounting firm, and (3) the matters required to be discussed with the Audit Committee under auditing standards generally accepted in the United States, including Statement on Auditing Standards No. 114, "Communication with Audit Committees;"
- based on these reviews and discussions, as well as private discussions with ION's independent registered public accounting firm and internal auditors, recommended to the Board of Directors the inclusion of the audited financial statements of ION and its subsidiaries in the 2011 Form 10-K;
- recommended the selection of Ernst & Young LLP as ION's independent registered public accounting firm for the fiscal year ending December 31, 2012; and
- determined that the non-audit services provided to ION by its independent registered public accounting firm (discussed below under "Principal Auditor Fees and Services") are compatible with maintaining the independence of the independent auditors.

The Audit Committee is the principal liaison between the Board of Directors and ION's independent registered public accounting firm. The functions of the Audit Committee are not intended to duplicate or to certify the activities of management and the independent registered public accounting firm and are in no way designed to supersede or alter the traditional responsibilities of ION's management and its independent registered public accountants. It is not the duty of the Audit Committee to plan or conduct audits or to determine that ION's financial statements are complete and accurate and in accordance with generally accepted accounting principles. Management is responsible for ION's financial reporting process, including its system of internal control over financial reporting, and for the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States. ION's independent registered public accounting firm is responsible for expressing an opinion on those financial statements and on the effectiveness of ION's internal control over financial reporting. The Audit Committee has relied, without independent verification, on management's representation that the financial statements have been prepared with integrity and objectivity and in conformity with accounting principles generally accepted in the United States, that ION's internal control over financial reporting was effective as of December 31, 2011, and on the representations of the independent registered public accounting firm in their report on ION's financial statements.

The Audit Committee met five times during 2011. The committee schedules its meetings with a view to ensuring that it devotes appropriate attention to all of its tasks. The committee's meetings include, whenever appropriate, executive sessions with ION's independent registered public accountants and with ION's internal auditor, in each case without the presence of ION's management. The Audit Committee has also established procedures for (a) the receipt, retention and treatment of complaints received by ION regarding accounting, internal accounting controls or auditing matters, and (b) the confidential, anonymous submission by ION's employees of concerns regarding questionable accounting or auditing matters. However, this oversight does not provide the Audit Committee with an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or policies, or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the committee's consideration and discussions with management and the independent registered public accounting firm do not assure that ION's financial statements are presented in accordance with generally accepted accounting principles or that the audit of ION's financial statements has been carried out in accordance with generally accepted auditing standards.

S. James Nelson, Jr., Chairman
Michael C. Jennings
James M. Lapeyre, Jr.

PRINCIPAL AUDITOR FEES AND SERVICES

In connection with the audit of the 2011 financial statements, we entered into an engagement agreement with Ernst & Young LLP that sets forth the terms by which Ernst & Young LLP would perform audit services for our company. The following two tables show the fees billed to us or accrued by us for the audit and other services provided by Ernst & Young LLP, for 2011 and 2010:

	2011	2010
Audit Fees(a)	$1,858,000	$2,142,000
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees(b)	2,000	32,000
Total	$1,860,000	$2,174,000

(a) Audit fees consist primarily of the audit and quarterly reviews of the consolidated financial statements, the audit of the effectiveness of internal control over financial reporting, audits of subsidiaries, statutory audits of subsidiaries required by governmental or regulatory bodies, attestation services required by statute or regulation, comfort letters, consents, assistance with and review of documents filed with the SEC, work performed by tax professionals in connection with the audit and quarterly reviews, and accounting and financial reporting consultations and research work necessary to comply with generally accepted auditing standards.

(b) All other fees include licensing fees related to accounting research software and due diligence work in 2010.

Our Audit Committee Charter provides that all audit services and non-audit services must be approved by the committee or a member of the committee. The Audit Committee has delegated to the Chairman of the committee the authority to pre-approve audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees, so long as (i) the estimate of such fees does not exceed $50,000, (ii) the Chairman reports any decisions to pre-approve those services and fees to the full Audit Committee at a future meeting and (iii) the term of any specific pre-approval given by the Chairman does not exceed 12 months from the date of pre-approval.

All non-audit services were reviewed with the Audit Committee or the Chairman, which concluded that the provision of such services by Ernst & Young LLP was compatible with the maintenance of such firm's independence in the conduct of its auditing functions.

Other Matters

A representative of Ernst & Young LLP will be available at the annual meeting, will be afforded an opportunity to make a statement if he/she desires to do so and will be available to respond to appropriate questions.

This proxy statement has been approved by the Board of Directors and is being mailed and delivered to stockholders by its authority.



David L. Roland
Senior Vice President, General Counsel
and Corporate Secretary

Houston, Texas
April 20, 2012

The 2011 Annual Report to Stockholders includes our financial statements for the fiscal year ended December 31, 2011. We have mailed the 2011 Annual Report to Stockholders with this proxy statement to all of our stockholders of record. The 2011 Annual Report to Stockholders does not form any part of the material for the solicitation of proxies.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2011

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 1-12691

ION Geophysical Corporation

(Exact Name of Registrant as Specified in Its Charter)

Delaware	**22-2286646**
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*

2105 CityWest Blvd
Suite 400
Houston, Texas 77042-2839
(Address of Principal Executive Offices, Including Zip Code)

(281) 933-3339
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.01 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

As of June 30, 2011 (the last business day of the registrant's second quarter of fiscal 2011), the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $1.4 billion based on the closing sale price on such date as reported on the New York Stock Exchange.

As of February 17, 2012, the number of shares of common stock, $0.01 par value, outstanding was 155,585,036 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Document	Parts Into Which Incorporated
Portions of the Proxy Statement for the Annual Meeting of Stockholders to be held May 23, 2012	Part III

TABLE OF CONTENTS

PART I

Preliminary Note: **This Annual Report on Form 10-K contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements should be read in conjunction with the cautionary statements and other important factors included in this Form 10-K. See Item 1A. "*Risk Factors*" for a description of important factors which could cause actual results to differ materially from those contained in the forward-looking statements.**

In this Form 10-K, "ION Geophysical," "ION," "the company," "we," "our," "ours" and "us" refer to ION Geophysical Corporation and its consolidated subsidiaries, except where the context otherwise requires or as otherwise indicated. Certain trademarks, service marks and registered marks of ION referred to in this Form 10-K are defined in Item 1. "*Business — Intellectual Property.*"

Item 1. *Business*

We are a technology-focused seismic solutions company that provides advanced acquisition equipment, software and planning and seismic processing services to the global energy industry. Our products, technologies, and services are used by oil and gas exploration and production (E&P) companies and seismic acquisition contractors to generate high-resolution images of the Earth's subsurface during exploration, exploitation, and production operations. Our products and services are intended to measure and interpret seismic data about rock and fluid properties within the Earth's subsurface to enable oil and gas companies to make improved drilling and production decisions. We also acquire and process seismic data from seismic surveys in regional data programs, which then become part of our seismic data library. The seismic surveys for our data library business are pre-funded, or underwritten, in part by our customers, and we contract with third party seismic data acquisition companies to acquire the data, all of which is intended to minimize our risk exposure. We serve customers in all major energy producing regions of the world from strategically located offices in 19 cities on five continents.

In March 2010, we formed a joint venture with BGP, Inc., China National Petroleum Corporation ("BGP"), a subsidiary of China National Petroleum Corporation ("CNPC"), and contributed most of our land seismic equipment businesses to INOVA Geophysical Equipment Limited ("INOVA Geophysical"), the joint venture entity. BGP is generally regarded as the world's largest land geophysical service contractor. It owns a 51% interest and we own a 49% interest in INOVA Geophysical.

Our products and services include the following:

- Seismic data processing and reservoir imaging services,
- Seismic data libraries,
- Planning services for survey design and optimization,
- Marine seismic data acquisition equipment,
- Navigation, command & control, and data management software products, and
- Land seismic data acquisition equipment (principally through our 49% ownership in INOVA Geophysical).

Seismic imaging plays a fundamental role in hydrocarbon exploration and reservoir development by delineating structures, rock types, and fluid locations in the subsurface. Geoscientists interpret seismic data to identify new sources of hydrocarbons and pinpoint drilling locations for wells, which can be costly and involve high risk. As oil and gas reservoirs have become harder to find and more expensive to develop and exploit in recent years, the demand for advanced seismic imaging solutions has grown. In addition, seismic technologies are now being applied more broadly over the entire life cycle of a hydrocarbon reservoir to optimize production. For example, time-lapse seismic images (referred to as "4D" or "four-dimensional" surveys), in which the fourth dimension is time, can be made of producing reservoirs to track the movement of injected or produced fluids and/or to identify locations containing by-passed hydrocarbons.

ION has been involved in the seismic technology industry for over 40 years, starting in the 1960s when we designed and manufactured seismic equipment under our previous company name, Input/Output, Inc. In recent years, we have transformed our business from being solely a manufacturer and seller of seismic equipment to being a provider of a full range of seismic imaging products, technologies, and services.

We operate our company through four business segments: Solutions, Systems, Software and INOVA Geophysical.

- *Solutions* — advanced seismic data processing services for marine and land environments, reservoir solutions, onboard processing and quality control, seismic data libraries, and services by our GeoVentures™ services group (formerly known as the Integrated Seismic Solutions services group).
- *Systems* — towed streamer and redeployable ocean bottom cable seismic data acquisition systems and shipboard recorders, streamer positioning and control systems and energy sources (such as air guns and air gun controllers) and analog geophone sensors.
- *Software* — software systems and related services for navigation and data management involving towed marine streamer and seabed operations.
- *INOVA Geophysical* — through our interest in INOVA Geophysical, cable-based, cableless and radio-controlled seismic data acquisition systems, digital sensors, vibroseis vehicles (i.e. vibrator trucks) and source controllers for detonator and energy sources business lines.

Our executive headquarters are located at 2105 CityWest Boulevard, Suite 400, Houston, Texas 77042-2839. Our international sales headquarters are located at LOB 16, office 504, Jebel Ali Free Zone, P.O. Box 18627, Dubai, United Arab Emirates. Our telephone number is (281) 933-3339. Our home page on the internet is *www.iongeo.com*. We make our website content available for information purposes only. Our website should not be relied upon for investment purposes, and it is not incorporated by reference into this Form 10-K.

In portions of this Form 10-K, we incorporate by reference information from parts of other documents filed with the Securities and Exchange Commission (SEC). The SEC allows us to disclose important information by referring to it in this manner, and you should review this information. We make our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, annual reports to stockholders, and proxy statements for our stockholders' meetings, as well as any amendments to those reports, available free of charge through our website as soon as reasonably practicable after we electronically file those materials with, or furnish them to, the SEC.

You can learn more about us by reviewing our SEC filings on our website. Our SEC reports can be accessed through the Investor Relations section on our website. The SEC also maintains a website at *www.sec.gov* that contains reports, proxy statements, and other information regarding SEC registrants, including our company.

Seismic Industry Overview

Since the 1930s, oil and gas companies have sought to reduce exploration risk by using seismic data to create an image of the Earth's subsurface. Seismic data is recorded when listening devices placed on the Earth's surface or seabed floor, or carried within the streamer cable of a towed streamer vessel, measure how long it takes for sound vibrations to echo off rock layers underground. For seismic acquisition onshore, the acoustic energy producing the sound vibrations is generated by the detonation of small explosive charges or by large vibroseis (vibrator) vehicles. In marine acquisition, the energy is provided by a series of air guns that deliver highly compressed air into the water column.

The acoustic energy propagates through the subsurface as a spherical wave front, or seismic wave. Interfaces between different types of rocks will both reflect and transmit this wave front. Onshore, the reflected signals return to the surface where they are measured by sensitive receivers that may be either analog coil-spring geophones or digital accelerometers based on MEMS (micro-electro-mechanical systems) technology. Offshore, the reflected signals are recorded by either hydrophones towed in an array behind a streamer acquisition vessel or by multicomponent geophones or MEMS sensors that are placed directly on the seabed. Once the recorded seismic energy is processed using advanced algorithms and workflows, images of the subsurface can be created to depict the structure, lithology (rock type), fracture patterns, and fluid content of subsurface horizons, highlighting the most promising places to drill for oil and natural gas. This processing also aids in engineering decisions, such as drilling and completion methods, as well as decisions affecting overall reservoir production.

Typically, an E&P company engages the services of a geophysical acquisition company to prepare site locations, coordinate logistics, and acquire seismic data in a selected area. The E&P company generally relies upon third parties, such as ION, to provide the contractor with equipment, navigation and data management software, and field support services necessary for data acquisition. After the data is collected, the same geophysical contractor, a third-party data processing company, the Company's data processing services or the E&P company itself will process the data using proprietary algorithms and workflows to create a series of seismic images. Geoscientists then interpret the data by reviewing the images and integrating the geophysical data with other geological and production information such as well logs or core information.

During the 1960s, digital seismic data acquisition systems (which converted the analog output from the geophones into digital data for recording) and computers for seismic data processing were introduced. Using the new systems and computers, the signals could be recorded on magnetic tape and sent to data processors where they could be adjusted and corrected for known distortions. The final processed data was displayed in a form known as "stacked" data. Computer filing, storage, database management, and algorithms used to process the raw data quickly grew more sophisticated, dramatically increasing the amount of subsurface seismic information.

Until the early 1980s, the primary commercial seismic imaging technology was two-dimensional, or 2-D, technology. 2-D seismic data is recorded using straight lines of receivers crossing the surface of the Earth. Once processed, 2-D seismic data allows geoscientists to see only a thin vertical slice of the Earth. A geoscientist using 2-D seismic technology must speculate on the characteristics of the Earth between the slices and attempt to visualize the true three-dimensional (3-D) structure of the subsurface.

The commercial development of 3-D imaging technology in the early 1980s was an important technological milestone for the seismic industry. Previously, the high cost of 3-D seismic data acquisition techniques and the lack of computing power necessary to process, display, and interpret 3-D data on a commercial basis had slowed its widespread adoption. Today's 3-D seismic techniques record the reflected energy across a series of closely-spaced seismic lines that collectively provide a more holistic, spatially-sampled depiction of geological horizons and, in some cases, rock and fluid properties, within the Earth.

3-D seismic data and the associated computer-based interpretation platforms are designed to allow geoscientists to generate more accurate subsurface maps than could be constructed on the basis of the more widely spaced 2-D seismic lines. In particular, 3-D seismic data provided more detailed information about and higher-quality images of subsurface structures, including the geometry of bedding layers, salt structures, and fault planes. The improved 3-D seismic images allowed the oil and gas industry to discover new reservoirs, reduce finding and development costs, and lower overall hydrocarbon exploration risk. Driven by faster computers and more sophisticated mathematical equations to process the data, the technology advanced quickly.

As commodity prices decreased in the late 1990's and the pace of innovation in 3-D seismic imaging technology slowed, E&P companies slowed the commissioning of new seismic surveys. Also, business practices employed by geophysical contractors impacted demand for seismic data. In an effort to sustain higher utilization of existing capital assets, geophysical contractors increasingly began to collect speculative seismic data for their own account in the hopes of selling it later to E&P companies. These generic, speculative, multi-client surveys were not tailored to meet the unique imaging objectives of individual clients and caused an oversupply of seismic data in many regions. Additionally, since contractors incurred most of the costs of this speculative seismic data at the time of acquisition, contractors lowered prices to recover as much of their fixed investment as possible, which drove operating margins down.

However, beginning in 2004, commodity prices began increasing and E&P companies increased their capital spending programs, which drove higher demand for our products and services. The financial crisis that occurred in 2008 and the resulting economic downturn drove hydrocarbon prices down sharply, which had the effect of sharply reducing exploration activities in North America and in many parts of the world. Since then, crude oil prices have recovered, and were within a range of approximately $80 to $100 per barrel at the end of 2011; North American natural gas prices have remained depressed due in part to the excess supply of natural gas in the market.

ION Geophysical's Business Strategy

Factors Affecting Long-Term Demand

We are now seeing increasing levels of capital spending related to E&P activity, and we believe that current conditions exist that favor increased seismic spending for the years ahead. These conditions include the following:

- Global demand for crude oil remains high even though there is little spare production capacity at this time, particularly considering the geopolitical conditions in North Africa and the Middle East, which have had the effect of placing a risk premium on crude oil prices;
- The decline in large oil reserves around the world has continued, and the pace of reinvestment into exploration and development will need to increase to offset future production declines;
- Remaining oil reserves are proving harder to find, and the potential for large undiscovered or underdeveloped reservoirs in offshore locations should continue to drive demand by E&P companies and seismic contractors for improvements in marine equipment technology and offshore seismic data libraries;
- Large E&P companies are focusing on hydrocarbon reservoirs that are located in complex shale geological formations and harder-to-access regions of the world, which should increase demand for newer and more efficient imaging processing and equipment technology solutions; and
- While U.S. natural gas prices may remain at depressed levels, investment in shale liquid markets should remain relatively strong in North America and in other parts of the world. In addition, E&P companies will be under increasing pressure to find ways (including new technologies) to locate, find and produce shale oil and gas on a more cost-efficient basis.

The complex hydrocarbon reservoirs that have been developed in recent years generally have more subtle characteristics than the reservoirs that were discovered in prior decades. These unconventional reservoir types include tar sand deposits, shale gas or oil formations. As a result, the process of finding and developing these hydrocarbon deposits is proving to be more challenging, which in turn results in escalating costs and increasing demands for newer and more efficient imaging technologies. Also, producers are increasingly using seismic data to enhance production from known fields by repeating time-lapse seismic surveys over a defined area. We believe that this trend should benefit seismic companies such as ION by extending the utility of subsurface imaging beyond exploration and into production monitoring, which can continue for decades.

We believe that E&P companies will, in the future, increasingly use seismic technology providers who will collaborate with them to tailor seismic surveys that address specific geophysical problems and to apply advanced imaging technologies to take into account the geologic peculiarities of a specific area. In the future, we expect that E&P companies will rely less on undifferentiated, mass seismic studies created using analog sensors and traditional processing technologies that do not adequately identify geologic complexities.

Becoming a Broad-Based Seismic Provider

Two acquisitions in 2004 — Concept Systems Holdings Limited (Concept Systems) and GX Technology Corporation (GXT) — were important in our evolution to becoming a broad-based seismic solutions company from primarily a seismic equipment provider. Concept Systems provided us our integrated planning, navigation, command & control, and data management software and solutions business for towed marine streamers and seabed operations. GXT provided us our advanced seismic data processing services and marine seismic data library business. Through these and other acquisitions, along with our research and development efforts, we have broadened our offering to span the entire seismic workflow, which includes survey planning, acquisition, processing and interpretation. Our offerings include seismic data acquisition hardware, command and control software, value-added services associated with seismic survey design, seismic data processing and interpretation, and seismic data libraries. We have remained an "asset light" seismic solutions company by not owning a fleet of boats or crews to acquire marine or land surveys.

In March 2010, we completed the formation of INOVA Geophysical, our joint venture with BGP. The scope of the joint venture's business is to design, develop, engineer and manufacture land-based equipment used in seismic data acquisition for the petroleum industry, and to conduct related research and development, distribution, sales and marketing and field support operations.

A key part of the strategy behind the joint venture was to leverage our research and development experience and expertise with the operational experience and global expertise of BGP. The R&D centers for the joint venture have remained primarily in the U.S. and Canada, although we intend to evaluate lower-cost manufacturing opportunities in China and pursue these opportunities when appropriate. In addition, the joint venture partners intend that BGP's geophysical crews will field test the joint venture's new technology and related equipment for operational feedback and quality improvements. Finally, we expect, over time, that BGP will eventually purchase more of its land equipment from the joint venture and will purchase more ION products and services from our other business segments.

A key element of our business strategy has been to understand the challenges faced by E&P companies in survey planning, acquisition, processing and interpretation, and to strive to develop and offer technology and services that enable us to work with the E&P companies to solve their challenges. We have found that a collaborative relationship with E&P companies, with a goal of better understanding their imaging challenges and then working with them and our contractor customers to assure that the right technologies are properly applied, is the most effective method for meeting our customers' needs. This strategy of being a full solutions provider to solve the most difficult challenges for our customers is an important element of our long term business strategy, and we are implementing this approach globally through local personnel in our regional organizations who understand the unique challenges in their areas.

Current Strategy. While we anticipate continuing to grow and refine our seismic data equipment businesses in marine and land (through INOVA Geophysical), our emphasis on growth will continue to be in our Solutions segment's data processing and GeoVentures multi-client businesses. This focus is consistent with our asset-light strategy, whereby the majority of our investments will be devoted toward research and development and computing infrastructure for our data processing business, and in support of our GeoVentures multi-client projects. This focus better positions our company as a full-service technology company having increasing revenues coming from E&P company customers using our GXT data processing and GeoVentures services.

In this regard, we are currently concentrating on four key market sectors in our Solutions businesses:

- Challenging environments, such as the Arctic frontier: we have performed many successful surveys in the Arctic, including programs in the Beaufort Sea, Greenland and most recently, a scientific study in the Russian high Arctic Sea area.
- Complex and hard-to-image geologies, such as deepwater subsurface salt formations in the Gulf of Mexico and off of West Africa and Brazil: we believe that GXT's technologies are well-suited to meet depth imaging challenges.
- Unconventional reservoirs, such as those in shale-producing areas: we have gained valuable experience in China, where our technology has been successful in imaging deep-fractured tight gas sands. In 2011, we devoted approximately one-third of our GeoVentures capital expenditures on North American shale oil and natural gas geologies; our shale libraries, called ResSCAN™ programs, feature unique measurement techniques, such as recording full-wave seismic data resulting in higher-definition images of the subsurface, and proprietary processing techniques. We expect that shale plays will grow in increasing importance around the world.
- Basin exploration, which encompasses our GeoVentures business: we believe that our BasinSPAN™ programs can provide E&P companies with a better comprehensive understanding of the regional geologies in offshore frontier areas; this business, beginning in 2003, has grown to a substantial data library that covers many of the frontier basins in the world, including offshore East and West Africa and Brazil, as well as in the Arctic and the deepwater Gulf of Mexico.

E&P companies continue to be interested in technology to increase production and in improving their understanding of targeted reservoirs, in both the exploration and production phases. We believe that our technologies, such as DigiFIN™, DigiSTREAMER™, Orca® and INOVA Geophysical's FireFly®, will continue to attract interest because they are designed to deliver improvements in both image quality and productivity. For more information regarding our products and services, see "— *Products and Services*" below.

In summary, our business strategy is predicated on successfully executing six key imperatives:

- Expanding our Solutions business in new regions with new customers and new land and marine service offerings, including proprietary services for E&P producers;
- Globalizing our Solutions data processing business by opening advanced imaging centers in strategic locations, and expanding our presence in the land seismic processing segment, with emphasis on serving national oil companies;
- Developing and introducing our next generation of marine towed streamer products, with a goal of developing markets beyond the new vessel market;
- Developing a next generation of seabed seismic data imaging technology using our VectorSeis® Ocean (VSO) seismic data acquisition system platform and derivative products to obtain technical and market leadership in what we continue to believe is a very important and expanding market;
- Managing our cost structure to reflect current market and economic conditions while keeping key strategic technology programs progressing; and
- Through our investment in INOVA Geophysical, (i) increasing market share and profitability in land data acquisition systems, as well as other land equipment technologies; and (ii) leveraging INOVA Geophysical's land equipment business to design and deliver lower cost, more reliable land imaging systems to our worldwide customer base of land acquisition contractors, while at the same time, tapping into a broader set of global geophysical opportunities associated with the exploration, asset development, and production operations of BGP's parent, CNPC.

Products and Services

Solutions Services

Services for our Solutions segment include the following:

GeoVentures — Formerly named Integrated Seismic Solutions (ISS) services, our GeoVentures services are designed to manage the entire seismic process, from survey planning and design to data acquisition and management, through pre-processing and final subsurface imaging. The GeoVentures group focuses on the technologically intensive components of the image development process, such as survey planning and design and data processing and interpretation, and outsources the logistics component to geophysical logistics contractors. ION offers its GeoVentures services to customers on both a proprietary and multi-client basis. On both bases, the customers pre-fund a majority of the data acquisition costs. With our proprietary service, the customer also pays for the imaging and processing, but has exclusive ownership of the data after it has been processed. For multi-client surveys, we assume some of the processing costs but retain ownership of the marketing rights to the data and images and receive on-going license revenue from subsequent data license sales.

Since 2002, GeoVentures has acquired and processed a growing seismic data library consisting of non-exclusive marine and ocean bottom data from around the world. The majority of the data libraries licensed by GeoVentures consist of ultra-deep 2-D seismic survey data that E&P companies use to better evaluate the evolution of petroleum systems at the basin level, including insights into the character of source rocks and sediments, migration pathways, and reservoir trapping mechanisms. In many cases, the availability of geoscience data extends beyond seismic information to include magnetic, gravity, well log, and electromagnetic information, which help to provide a more comprehensive picture of the subsurface. Particular attention is made to ensure the data obtained can integrate with legacy 2D and 3D datasets. Known as "SPANS," these geophysical data libraries currently exist for major offshore basins worldwide, including:

- the Gulf of Mexico,
- the Caribbean,

- off the north, east and west coasts of South America,
- off the east and west coasts of Africa,
- off the east and west coasts of India,
- the Arctic Ocean,
- off Australia, and
- off certain southeast Asian coasts.

During 2011, we announced expansions of our (i) East AfricaSPAN data library, acquiring approximately 8,700 kilometers of regional seismic data offshore Tanzania, Mozambique, and Comoros, and (ii) ArcticSPAN data library, acquiring an additional 5,200 kilometers of regional seismic data offshore Northeast Greenland.

In addition, we have designed reservoir imaging and characterization programs, or "SCANS," to provide E&P companies with the ability to better understand conventional and unconventional reservoirs. Known as "ResSCAN" programs, these 3D seismic data programs are designed, acquired and depth-imaged using advanced geophysical technology. We have designed and acquired two SCAN programs: (i) MarcellusSCAN, for a portion of the Marcellus shale area in the Appalachian Basin, and (ii) NiobraraSCAN, for the Niobrara formation in northwestern Colorado.

Other seismic and non-seismic programs are planned or under development for other regions of the world.

Seismic Data Processing Services — We believe that our GXT Imaging Solutions group is a leader in advanced land and marine seismic data processing services. E&P companies apply our solutions to produce high-quality subsurface images in marine, ocean bottom and land environments.

GXT offers processing and imaging services designed to help our E&P customers reduce exploration and production risk, appraise and develop reservoirs, and increase production. GXT develops a series of subsurface images by applying its processing technology to data owned or licensed by its customers and also provides its customers with support services (even onboard seismic vessels), such as data pre-conditioning for imaging and outsourced management, including quality control, of seismic data acquisition and image processing services.

GXT utilizes a globally distributed network of Linux-cluster processing centers throughout the world (including centers in North America, South America, Africa, Asia and Europe), scaled to local needs, which are combined with our major hub in Houston, to process seismic data by applying advanced proprietary algorithms and workflows that incorporate processing techniques such as illumination analysis, data conditioning and velocity modeling, and time and depth migration. These techniques help produce more detailed, higher-quality imaging of subsurface formations.

GXT pioneered pre-stack depth migration (PreSDM) technology, a processing technique involving the application of advanced, computer-intensive processing algorithms, which convert time-based seismic information to a geological depth basis. While pre-stack depth migration is not required for every imaging situation, it generally provides the most accurate subsurface images in areas of complex geology. Our Reverse Time Migration (RTM) technology was developed to improve imaging in areas where complex structural conditions or steeply dipping subsurface horizons have provided imaging challenges for oil and gas companies. Both PreSDM and RTM techniques have proved effective in their application to hard-to-image subsalt reservoirs in the Gulf of Mexico.

The Solutions segment has a broad portfolio of offerings throughout the entire seismic workflow. Our technologies are designed to allow us to clearly define a solution to ensure that our customers' goals are met, such as removing false reflections and identifying fractures in reservoirs.

Our AXIS Geophysics group (AXIS), based in Denver, Colorado, focuses on advanced seismic data processing for stratigraphically complex onshore environments. Many hydrocarbon plays, including shale plays, are impacted by subsurface anisotropy which causes seismic velocities to vary according to source-receiver direction. AXIS has developed a proprietary data processing technique called AZIM™ that is designed to better account for the anisotropic effects of the Earth (i.e., the fact that the speed of the seismic waves does not just depend on the subsurface location but also on the direction that the seismic waves travel, or propagate), which tend to distort seismic images. AZIM is designed to correct for these anisotropic effects by producing higher resolution images in areas where the velocity of seismic waves varies with compass direction (or azimuth). The AZIM technique is used to analyze fracture patterns within reservoirs.

We believe that the application of ION's advanced processing technologies and imaging techniques can better identify complex hydrocarbon-bearing structures and deeper exploration prospects. We also believe that the combination of GXT's capabilities in advanced velocity model building and depth imaging, along with AXIS' capability in anisotropic imaging, provides an advanced toolkit for maximizing full-wave data measurements.

For information regarding our backlog of commitments for certain Solutions services as of December 31, 2011, see Item 7. — "*Management's Discussion and Analysis of Financial Condition and Results of Operations — Executive Summary — Economic Conditions.*"

Systems Products

Our Systems segment products include the following:

Marine Acquisition Systems — Our marine acquisition system consists of towed marine streamers and shipboard electronics that collect seismic data in water depths greater than 30 meters. Marine streamers, which contain hydrophones, electronic modules and cabling, may measure up to 12,000 meters in length and are towed (up to 20 at a time) behind a towed streamer seismic acquisition vessel. The hydrophones detect acoustical energy transmitted through water from the Earth's subsurface structures. Our DigiSTREAMER system, our next-generation towed streamer system, uses solid streamer and integrated continuous acquisition technology for towed streamer operations. We delivered a twelve-streamer DigiSTREAMER system to BGP in 2011.

E&P companies are showing increased interest in seabed seismic activities for mature fields in which the companies are seeking more detailed reservoir characteristics. During 2004, we introduced our VectorSeis Ocean (VSO) system, an advanced system for seismic data acquisition using redeployable ocean bottom cable. Since then, we have sold a total of five VSO ocean-bottom systems, all sold to Reservoir Exploration Technology, ASA (RXT), a Norwegian seismic contractor. We made no sales or deliveries of ocean-bottom VSO systems in 2010 or 2011. During 2010, we announced the launch of VSO II, which offered significant enhancements over the initial VSO system. We continue to actively develop our seabed technology.

Marine Positioning Systems — Our DigiCOURSE® marine streamer positioning system includes streamer cable depth control devices, lateral control devices, compasses, acoustic positioning systems, and other auxiliary sensors. This equipment is designed to control the vertical and horizontal positioning of the streamer cables and provides acoustic, compass, and depth measurements to allow processors to tie navigation and location data to geophysical data to determine the location of potential hydrocarbon reserves. DigiFIN is an advanced lateral streamer control system that we commercialized in 2008. Between 2008 and 2011, we have sold and delivered 35 DigiFIN systems, and have completed multiple DigiFIN vessel expansions. DigiFIN is designed to maintain tighter, more uniform marine streamer separation along the entire length of the streamer cable, which allows for better sampling of seismic data and improved subsurface images. We believe that DigiFIN also enables faster line changes and minimizes the requirements for in-fill seismic work.

Source and Source Control Systems — We manufacture and sell air guns, which are the primary seismic energy source used in marine environments to initiate the acoustic energy transmitted through the Earth's subsurface. An air gun fires a high compression burst of air underwater to create an energy wave for seismic measurement. We offer a digital source control system (DigiSHOT®), which allows for reliable control of air gun arrays for 4-D exploration activities.

Geophones — Geophones are analog sensor devices that measure acoustic energy reflected from rock layers in the Earth's subsurface using a mechanical, coil-spring element. We market a full suite of geophones and geophone test equipment that operate in most environments, including land, transition zone, and downhole. We believe our Sensor group is the leading designer and manufacturer of precision analog geophones used in seismic data acquisition. Our analog geophones are used in other industries as well.

Software Products and Services

Through this segment, we supply command-and-control software systems and services for towed marine streamer and seabed operations. Software developed by our subsidiary, Concept Systems, is installed on towed streamer marine vessels worldwide and is a component of many redeployable and permanent seabed monitoring systems. Products and services for our Software segment include the following:

Marine Imaging — Orca is our next-generation software product for towed streamer navigation and integrated data management applications. We believe that Orca has made significant inroads into the towed streamer market with several major seismic contractors adopting the technology for their new, high-end seismic vessels. We currently estimate our market share to be in excess of 40%, having outfitted our 51st vessel in 2011. During 2011, we outfitted 7 streamer vessels with Orca software, a number of these installations were replacements of legacy Concept Systems products. Orca was initially targeted at larger scale vessels shooting highly complex surveys, but is now making inroads into smaller vessels working in less complex configurations. Orca includes modules designed to manage marine acquisition surveys integrating the navigation, source control, and streamer control functions. Orca manages complex marine surveys such as time-lapse 4-D surveys and WATS (Wide Azimuth Towed Streamer) surveys. WATS is an advanced acquisition technique for imaging complex structures (for example, subsalt formations) in the marine environment, generally implemented with multiple source vessels that shoot at some distance from the streamer recording vessel. Orca is designed to function with our DigiFIN product, which enables streamer lateral control, and DigiSTREAMER, our new marine streamer acquisition system. SPECTRA® is Concept Systems' legacy integrated navigation and survey control software system for towed streamer-based 2-D, 3-D, and 4-D seismic survey operations.

Seabed Imaging — Concept Systems offers GATOR®, an integrated navigation and data management software system for multi-vessel ocean bottom cable and transition zone (such as marshlands) operations. The GATOR system is designed to provide real-time, multi-vessel positioning and data management solutions for ocean-bottom, shallow-water, and transition zone crews. During 2011, Concept released its GATOR II® software system, with enhanced functionality for seabed operations. The first sale of the new system was concluded in June 2011; it is now available for sale to all seabed clients. GATOR II command and control is designed to meet the unique challenges of distributed, multi-vessel seabed, transition zone, and electromagnetic data acquisition. The system is extremely flexible and scalable to configure and control single vessel operations to highly complex surveys spanning multiple vessels and acquisition systems.

Survey Design, Planning and Optimization — Concept Systems offers consulting services for planning, designing and supervising complex surveys, including 4D and WATS survey operations. Concept Systems' acquisition expertise and in-field software platforms and development capability are designed to allow their clients, including oil companies and seismic acquisition contractors, to optimize these complex surveys, improving image quality and reducing costs. Our Orca and GATOR systems are designed to integrate with our post-survey tools for processing, analysis, and data quality control, including by our experts' use of our REFLEX® software for seismic coverage and attribute analysis, and our Optimiser™ technology planning tool.

INOVA Geophysical Products

Products of INOVA Geophysical include the following:

Land Acquisition Systems — INOVA now provides two offerings for cableless land acquisition, FireFly and Hawk™. By removing the constraints of cables, geophysicists can custom-design surveys for multiple subsurface targets and increase receiver station density to more fully sample the subsurface. Cableless systems enable contractors to efficiently operate in challenging, culturally-intensive environments. Other benefits include a decrease in system weight and, we believe, superior operational efficiencies, reduction in operational troubleshooting time and better defined sampled seismic data.

FireFly is INOVA's radio-based cableless system. It allows for a central location to communicate with the field units via radio and receive information back from the field units. This communication link allows for management of the equipment on the ground by relaying commands that respond to operational variables. It also provides valuable quality control information from the field as to the status of the equipment and geophysical attributes. In 2011, INOVA Geophysical introduced its improved FireFly DR31 system, providing increased ruggedness and protection through an aluminum enclosure, reduced power consumption and support for 3-channel analog or VectorSeis digital sensors within the same field electronics.

In 2011, INOVA Geophysical released its Hawk SN11 autonomous node cableless system. Hawk is a lower-priced version of FireFly that provides a wireless platform without radio infrastructure. Given its simpler infrastructure, it consumes less power in turn increasing battery life. The straight forward infrastructure is ideal for swift operations or as a complement to cable-based or FireFly systems. Hawk allows for the use of analog geophones as well as VectorSeis digital sensors.

VectorSeis is INOVA's digital multicomponent sensor and it can be used with all of its recording systems. Since 1999, VectorSeis full-wave technology has been used to acquire seismic data all over the world.

INOVA Geophysical cable-based land acquisition systems, Scorpion® and ARIES®, consist of a central recording unit and multiple remote ground equipment modules that are connected by cable. The central recording unit is in a transportable enclosure that serves as the control center of each system and is typically mounted within a vehicle. The central recording unit receives digitized data, stores the data on storage media for subsequent processing and displays the data on optional monitoring devices. It also provides calibration, status and test functionality. The remote ground equipment consists of multiple remote modules and line taps positioned over the survey area. Seismic data is collected by analog geophones or VectorSeis® digital sensors.

INOVA Geophysical ARIES product line was originally acquired in connection with our acquisition of ARAM in September 2008. The product line consists of analog cable-based land acquisition systems and related peripherals and equipment. ARIES land system products include remote acquisition modules ("RAMs"), which acquire seismic data from the sensors and transmit the data digitally to the central processing equipment. Line tap units interconnect baseline cables from the recording equipment to multiple receiver lines and function to retransmit data from the RAMs to central recording equipment. ARIES products also include system batteries, central recording equipment, and baseline cables that connect the central recording equipment with the taps and receiver line cables.

The latest version of ARIES — the ARIES II® land recording system — features a 24-bit system architecture that is designed to dramatically improve channel capacity, ensure efficient equipment deployment, and maximize system performance. It is also enabled to work with analog geophones and VectorSeis digital sensors and provides continuous recording functionality for microseismic and high productivity vibroseis operations. Aries II supports high channel count, source-driven, high productivity vibroseis acquisition.

The Scorpion system is also capable of recording digital multicomponent seismic data, as well as analog data. Digital sensors can provide increased response linearity and bandwidth, which translate into higher resolution images of the subsurface. In addition, one digital sensor can replace a string of six or more analog geophones, providing users with equipment weight reduction and improved operating efficiencies.

Source Products — Vibrators are devices carried by large vehicles and, along with dynamite, are used as energy sources for land seismic acquisition. INOVA Geophysical markets and sells the AHV-IV™, a line of articulated tire-based vibrator vehicles, and a tracked vibrator, the XVib®, for use in environmentally sensitive areas such as the Arctic tundra and desert environments. During 2011, INOVA launched the UniVib™, a smaller vibrator with up to 26,000 lb peak force that allows easier mobility and offers options for vibroseis or accelerated impulse source generation.

INOVA Geophysical is also a provider of energy source control and positioning technologies. The Vib Pro™ control system provides vibrator vehicles with digital technology for energy control and global positioning system technology for navigation and positioning. The Shot Pro™ dynamite firing system, released in 2007, is the equivalent technology for seismic operations using dynamite energy sources.

Product Research and Development

Our research and development efforts have focused on improving both the quality of the subsurface image and the seismic data acquisition economics for our customers. Our ability to compete effectively in the manufacture and sale of seismic equipment and data acquisition systems, as well as related processing services, depends principally upon continued technological innovation. Development cycles of most products, from initial conception through commercial introduction, may extend over several years.

During 2011, our product development efforts continued across selective business lines aimed at the development of strategic key products and technologies. A large part of our research and development efforts in 2011 were focused on development of our "Digi-" line of marine streamers and our other marine technologies. Also, in our data processing business, we are investing in continued improvements in productivity and in enhancing our applications to handle increasingly complex data acquisition environments and difficult-to-image geology. We also expect to devote increasing research and development emphasis on shale play technologies and marine seabed platform technologies. For a summary of our research and development expenditures during the past five years, see Item 6. —*"Selected Financial Data"* below.

Because many of these new products and services are under development, their commercial feasibility or degree of commercial acceptance is not yet established. No assurance can be given concerning the successful development of any new products or services, any enhancements to them, the specific timing of their release or their level of acceptance in the marketplace.

Markets and Customers

Based on historical revenues, we believe that we are a market leader in seismic data acquisition in the Arctic and in numerous product lines, including full-wave sensors based upon micro-electro magnetic systems (MEMS), navigation and data management software, marine positioning and streamer control systems, redeployable seabed recording systems and, through INOVA Geophysical, cableless land acquisition systems.

Our principal customers are oil companies, seismic contractors and E&P companies. We market and sell products and offer services directly to E&P companies, primarily imaging-related processing services from our GXT subsidiary and multi-client seismic data libraries from our GeoVentures group, as well as consulting services from Concept Systems and GXT. Seismic contractors purchase our data acquisition systems and related equipment and software to collect data in accordance with their E&P company customers' specifications or for their own seismic data libraries. During 2011, 2010 and 2009, no single customer accounted for 10% or more of our consolidated net revenues.

A significant part of our marketing effort is focused on areas outside of the United States. Foreign sales are subject to special risks inherent in doing business outside of the United States, including the risk of armed conflict, civil disturbances, currency fluctuations, embargo and governmental activities, customer credit risks, and risk of non-compliance with U.S. and foreign laws, including tariff regulations and import/export restrictions.

We sell our products and services through a direct sales force consisting of employees and international third-party sales representatives responsible for key geographic areas. During 2011, 2010 and 2009, sales to destinations outside of North America accounted for approximately 66%, 60% and 64% of our consolidated net revenues, respectively. Further, systems sold to domestic customers are frequently deployed internationally and, from time to time, certain foreign sales require export licenses.

Traditionally, our business has been seasonal, with strongest demand in the fourth quarter of our fiscal year.

For information concerning the geographic breakdown of our net revenues, see Note 4 of *Notes to Consolidated Financial Statements*.

Manufacturing Outsourcing and Suppliers

Since 2003, we have increased the use of contract manufacturers in our Systems segment as an alternative to manufacturing our own products. We have outsourced the manufacturing of our towed marine streamers, our redeployable ocean bottom cables and various components of VectorSeis Ocean. We may experience supply interruptions, cost escalations, and competitive disadvantages if we do not monitor these relationships properly.

Competition

The GXT Imaging Solutions group within our Solutions segment competes with more than a dozen processing companies that are capable of providing pre-stack depth migration services to E&P companies. See " — *Products and Services —Solutions Services*." While the barriers to entry into this market are relatively low, the barriers to competing at the higher end of the market, the advanced pre-stack depth migration market where our efforts are focused, are significantly higher. At the higher end of this market, Compagnie General de Geophysique Veritas (CGGVeritas) and WesternGeco L.L.C. (a wholly-owned subsidiary of Schlumberger Limited, a large integrated oilfield services company) are our Solutions segment's two primary competitors for advanced imaging services. Both of these companies are larger than ION in terms of revenues, number of processing locations, and sales, marketing and financial resources. In addition, both CGGVeritas and WesternGeco possess an advantage of being part of affiliated seismic contractor companies, providing them with access to customer relationships and seismic datasets that require processing. The GXT Imaging Solutions group also competes with companies that are capable of performing data processing services via internal resources.

The market for seismic products and services is highly competitive and is characterized by continual changes in technology. Our principal competitor for land and marine seismic equipment is Societe d'Etudes Recherches et Construction Electroniques (Sercel), an affiliate of the French seismic contractor, CGGVeritas. Sercel possesses the advantage of being able to sell its products and services to an affiliated seismic contractor that operates both land crews and seismic acquisition vessels, providing it with a greater ability to test new technology in the field and to capture a captive internal market for product sales. Sercel has also demonstrated that it is willing to offer extended financing sales terms to customers in situations where we declined to do so due to credit risk. We also compete with other seismic equipment companies on a product-by-product basis. Our ability to compete effectively in the manufacture and sale of seismic instruments and data acquisition systems depends principally upon continued technological innovation, as well as pricing, system reliability, reputation for quality, and ability to deliver on schedule.

Certain seismic contractors have designed, engineered, and manufactured seismic acquisition technology in-house (or through a controlled network of third-party vendors) in order to achieve differentiation versus their competition. For example, WesternGeco relies heavily on its in-house technology development for designing, engineering, and manufacturing its "Q-Technology" platform, which includes seismic acquisition and processing systems. Although this technology competes directly with ION's technology for marine streamer, seabed, and land acquisition, WesternGeco does not provide Q-Technology services to other seismic acquisition contractors. However, the risk exists that other seismic contractors may decide to conduct more of their own seismic technology development, which would put additional pressures on the demand for ION acquisition equipment products.

In addition, over the last several years, we have seen both new-build and consolidation activity within the marine towed streamer segment, which could impact our business results in the future. We expect the number of 2-D and 3-D marine streamer vessels, including those in operation, under construction, or announced additions to capacity, to increase by 25, to approximately 150 in 2016 compared to approximately 125 at December 31, 2011. We understand that 23 out of these estimated 25 vessels will be outfitted to perform 3-D seismic survey work. In addition, there has been an increase in acquisition activity within the sector, with the major vessel operators — Schlumberger, CGGVeritas, and Petroleum Geo-Services ASA (PGS) — all moving to acquire new market entrants in the last several years. Many of these incumbent operators develop their own marine streamer technologies, such that consolidation in the sector reduces the number of potential customers and vessel outfitting opportunities for us.

Concept Systems provides advanced data integration software and services to seismic contractors acquiring data using either towed streamer vessels or ocean-bottom cable on the seabed. Vessels or ocean-bottom cable crews that do not use Concept Systems software either rely upon manual data integration, reconciliation, and quality control, or develop and maintain their own proprietary software packages. There is growing competition to Concept Systems' core command and control business from Sercel and other smaller companies. Concept Systems has signed long term (between two and five years) technology partnerships with many of its key clients and will continue to seek to develop key new technologies with these clients. An important competitive factor for companies in the same business as Concept Systems is the ability to provide advanced complex command and control software with a high level of reliability combined with expert systems and project support to ensure operations run cost-effectively.

Intellectual Property

We rely on a combination of patents, copyrights, trademark, trade secrets, confidentiality procedures, and contractual provisions to protect our proprietary technologies. Although our portfolio of patents is considered important to our operations, and particular patents may be material to specific business lines, no one patent is considered essential to our consolidated business operations.

Our patents, copyrights, and trademarks offer us only limited protection. Our competitors may attempt to copy aspects of our products despite our efforts to protect our proprietary rights, or may design around the proprietary features of our products. Policing unauthorized use of our proprietary rights is difficult, and we are unable to determine the extent to which such use occurs. Our difficulties are compounded in certain foreign countries where the laws do not offer as much protection for proprietary rights as the laws of the United States. From time to time, third parties inquire and claim that we have infringed upon their intellectual property rights and we make similar inquiries and claims to third parties. No material liabilities have resulted from these third party claims to date. For more information on current litigation related to the Company's intellectual property, see Item 3. *"Legal Proceedings."*

The information contained in this Annual Report on Form 10-K contains references to trademarks, service marks and registered marks of ION and our subsidiaries, as indicated. Except where stated otherwise or unless the context otherwise requires, the terms "VectorSeis," "FireFly," "ARIES," "ARIES II," "DigiSHOT," "XVib," "DigiCOURSE," "GATOR," "GATOR II" "SPECTRA," "Orca," "Scorpion," and "REFLEX" refer to VECTORSEIS®, FIREFLY®, ARIES®, ARIES II®, DIGISHOT®, XVIB®, DIGICOURSE®, GATOR®, GATOR II®, SPECTRA®, ORCA®, SCORPION®, and REFLEX® registered marks owned by ION or INOVA Geophysical, and the terms "AZIM," "BasinSPAN," "DigiSTREAMER," "AHV-IV," "Vib Pro," "Shot Pro," "GeoVentures," "Optimiser," "ResSCAN," "Hawk," "UniVib" and "DigiFIN," refer to AZIM™, BasinSPAN™, DigiSTREAMER™, AHV-IV™, Vib Pro™, Shot Pro™, GeoVentures™, Optimiser™, ResSCAN™ , Hawk™, UniVib™ and DigiFIN™ trademarks and service marks owned by ION or INOVA Geophysical.

Regulatory Matters

Our operations are subject to various international conventions, laws and regulations in the countries in which we operate, including laws and regulations relating to the importation of and operation of seismic equipment, currency conversions and repatriation, oil and gas exploration and development, taxation of offshore earnings and earnings of expatriate personnel, environmental protection, the use of local employees and suppliers by foreign contractors and duties on the importation and exportation of equipment. Our operations are subject to government policies and product certification requirements worldwide. Governments in some foreign countries have become increasingly active in regulating the companies holding concessions, the exploration for oil and gas and other aspects of the oil and gas industries in their countries. In some areas of the world, this governmental activity has adversely affected the amount of exploration and development work done by major oil and gas companies and may continue to do so. Operations in less developed countries can be subject to legal systems that are not as mature or predictable as those in more developed countries, which can lead to greater uncertainty in legal matters and proceedings.

Changes in these conventions, regulations, policies or requirements could affect the demand for our products and services or result in the need to modify them, which may involve substantial costs or delays in sales and could have an adverse effect on our future operating results. Our export activities are subject to extensive and evolving trade regulations. Certain countries are subject to trade restrictions, embargoes, and sanctions imposed by the U.S. government. These restrictions and sanctions prohibit or limit us from participating in certain business activities in those countries.

Our operations are subject to numerous local, state, and federal laws and regulations in the United States and in foreign jurisdictions concerning the containment and disposal of hazardous materials, the remediation of contaminated properties, and the protection of the environment. While we have experienced an increase in general environmental regulation worldwide and laws and regulations protecting the environment have generally become more stringent, we do not believe compliance with these regulations will have a material adverse effect on our business or results of operations, and we do not currently foresee the need for significant expenditures to ensure our continued compliance with current environmental protection laws. Regulations in this area are subject to change, and there can be no assurance that future laws or regulations will not have a material adverse effect on us.

The Deepwater Horizon incident in the U.S. Gulf of Mexico in April 2010 resulted in a moratorium on certain offshore drilling activities by the Bureau of Ocean Energy Management, Regulation and Enforcement, or "BOEMRE." This moratorium and other regulatory initiatives in response to this incident adversely affected decisions of E&P companies to explore and drill in the Gulf of Mexico, and negatively impacted our Solutions segment during the second half of 2010 and 2011. During this time period, we experienced a significant reduction in data processing revenues attributable to the Gulf of Mexico. The BOEMRE has issued and is expected to issue additional new safety and environmental guidelines or regulations for drilling in the Gulf of Mexico and other offshore regions, and may take other steps that could increase the costs of exploration and production, reduce the area of operations, and result in permitting delays. The Deepwater Horizon incident is likely to have a significant and lasting effect on the US offshore energy industry, and will likely result in a number of fundamental changes, including heightened regulatory scrutiny, more stringent operating and safety standards, changes in equipment requirements and the availability and cost of insurance, as well as increased politicization of the industry. These changes may result in increases in our and our customers' operating costs.

We do not engage in hydraulic fracturing services, a commonly used process in the completion of oil and natural gas wells, particularly in low permeability formations such as shales, that involves the injection of water, proppants, and chemicals under pressure into the target reservoir to stimulate hydrocarbon production. Our business, however, is highly dependent on the level of activity by our oil and gas exploration and production customers, and hydrocarbons cannot be economically produced from certain reservoirs without extensive fracturing. Due to public concerns about any environmental impact that hydraulic fracturing may have, including potential impairment of groundwater quality, legislative and regulatory efforts at the federal, state, and local levels have been initiated to impose more stringent permitting and compliance obligations on such operations. In the U.S. Congress, for example, there is a pending bill entitled the "Fracturing Responsibility and Awareness of Chemicals Act," or the "FRAC Act," that would amend the federal Safe Drinking Water Act, or the "SDWA," to repeal an existing exemption from underground injection control permitting for hydraulic fracturing that does not utilize diesel fuels. In early 2010, the U.S. Environmental Protection Agency (the "EPA") indicated that it intended to regulate hydraulic fracturing utilizing diesel fuels under the SDWA and require permitting for any well where such hydraulic fracturing was conducted. While industry groups have challenged the EPA's action as improper rulemaking, the Agency's position, if upheld, could result in additional permitting. The EPA also has commenced a study of the potential adverse effects that hydraulic fracturing may have on water quality and public health, indicated that it intends to develop standards for discharges of hydraulic fracturing wastewaters, proposed air standards for certain hydraulic fracturing operations, and initiated a process for collecting health information and other data about fracturing additives. Separately, the United States Department of the Interior has announced its intention to propose new rules regulating hydraulic fracturing activities on federal lands, including requirements for disclosure, well bore integrity, and handling of flowback water. A number of state and local governments, moreover, have adopted or are considering adopting additional requirements relating to hydraulic fracturing. Any legislative and regulatory initiatives imposing significant additional restrictions on, or otherwise limiting, the hydraulic fracturing process could make it more difficult or costly to complete natural gas and oil wells. In the event such requirements are enacted, demand for our shale data libraries and seismic acquisition services may be adversely affected.

Our customers' operations are also significantly impacted in other respects by laws and regulations concerning the protection of the environment and endangered species. For instance, many of our marine contractors have been affected by regulations protecting marine mammals in the Gulf of Mexico. To the extent that our customers' operations are disrupted by future laws and regulations, our business and results of operations may be materially adversely affected.

Employees

As of December 31, 2011, we had 937 regular, full-time employees, 615 of whom were located in the U.S. From time to time and on an as-needed basis, we supplement our regular workforce with individuals that we hire temporarily or as independent contractors in order to meet certain internal manufacturing or other business needs. Our U.S. employees are not represented by any collective bargaining agreement, and we have never experienced a labor-related work stoppage. We believe that our employee relations are satisfactory.

Financial Information by Segment and Geographic Area

For a discussion of financial information by business segment and geographic area, see Note 4 of *Notes to Consolidated Financial Statements.*

Item 1A. *Risk Factors*

This report contains or incorporates by reference statements concerning our future results and performance and other matters that are "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended ("Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended ("Exchange Act"). These statements involve known and unknown risks, uncertainties, and other factors that may cause our or our industry's results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "would," "should," "intend," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," or "continue" or the negative of such terms or other comparable terminology. Examples of other forward-looking statements contained or incorporated by reference in this report include statements regarding:

- the effects of current and future worldwide economic conditions and demand for oil and natural gas and seismic equipment and services;
- the effects of current and future unrest in the Middle East, North Africa and other regions;
- future benefits to be derived from our INOVA Geophysical joint venture;
- future increases of capital expenditures for seismic activities;
- the expected outcome of litigation and other claims against us;
- the timing of anticipated sales and associated realized revenues;
- future levels of spending by our customers;
- the timing of future revenue realization of anticipated orders for seismic data processing work in our Solutions segment;
- future oil and gas commodity prices;
- the duration of the slowdown in exploration and development activities in the Gulf of Mexico resulting from the April 2010 Deepwater Horizon incident, which affects us and our customers;

- expected net revenues, income from operations and net income;
- expected improved revenues from data processing services in our Solutions segment;
- expected gross margins for our products and services;
- future demand for seismic equipment and services;
- future benefits to our customers to be derived from new products and services;
- future benefits to be derived from our investments in technologies and acquired companies;
- future growth rates for our products and services;
- the degree and rate of future market acceptance of our new products and services;
- our expectations regarding oil and gas exploration and production companies and contractor end-users purchasing our more technologically-advanced products and services;
- anticipated timing and success of commercialization and capabilities of products and services under development and start-up costs associated with their development;
- future cash needs and future availability of cash to fund our operations and pay our obligations;
- potential future acquisitions;
- future levels of capital expenditures;
- our ability to maintain our costs at consistent percentages of our revenues in the future;
- future seismic industry fundamentals;
- future opportunities for new products and projected research and development expenses;
- future success in integrating acquired businesses;
- future compliance with our debt financial covenants;
- expectations regarding realization of deferred tax assets; and
- anticipated results regarding accounting estimates we make.

These forward-looking statements reflect our best judgment about future events and trends based on the information currently available to us. Our results of operations can be affected by inaccurate assumptions we make or by risks and uncertainties known or unknown to us. Therefore, we cannot guarantee the accuracy of the forward-looking statements. Actual events and results of operations may vary materially from our current expectations and assumptions. While we cannot identify all of the factors that may cause actual results to vary from our expectations, we believe the following factors should be considered carefully:

As a technology-focused company, we are continually exposed to risks related to complex, highly technical products and services.

We have made, and we will continue to make, strategic decisions from time to time as to the technologies in which we invest, and if we choose the wrong technology, our financial results could be adversely impacted. Our operating results are dependent upon our ability to improve and refine our seismic imaging services and to successfully develop, manufacture, and market our products and other services and products. New technologies generally require a substantial investment before any assurance is available as to their commercial viability. If we choose the wrong technology, or if our competitors develop or select a superior technology, we could lose our existing customers and be unable to attract new customers, which would harm our business and operations.

The markets for our services and products are characterized by changing technology and new product introductions. We must invest substantial capital to develop and maintain a leading edge in technology, with no assurance that we will receive an adequate rate of return on those investments. If we are unable to develop and produce successfully and timely new or enhanced products and services, we will be unable to compete in the future and our business, our results of operations and our financial condition will be materially and adversely affected. Our business could suffer from unexpected developments in technology, or from our failure to adapt to these changes. In addition, the preferences and requirements of customers can change rapidly.

The businesses of our Solutions and Software segments, being more concentrated in software, processing services, and proprietary technologies, have also exposed us to various risks that these technologies typically encounter, including the following:

- future competition from more established companies entering the market;
- technology obsolescence;
- dependence upon continued growth of the market for seismic data processing;
- the rate of change in the markets for these segments' technology and services;
- research and development efforts not proving sufficient to keep up with changing market demands;
- dependence on third-party software for inclusion in these segments' products and services;
- misappropriation of these segments' technology by other companies;
- alleged or actual infringement of intellectual property rights that could result in substantial additional costs;
- difficulties inherent in forecasting sales for newly developed technologies or advancements in technologies;
- recruiting, training, and retaining technically skilled personnel that could increase the costs for these segments, or limit their growth; and
- the ability to maintain traditional margins for certain of their technology or services.

Seismic data acquisition and data processing technologies historically have progressed rather rapidly, and we expect this progression to continue. In order to remain competitive, we must continue to invest additional capital to maintain, upgrade and expand our seismic data acquisition and processing capabilities. However, due to potential advances in technology and the related costs associated with such technological advances, we may not be able to fulfill this strategy, thus possibly affecting our ability to compete.

Our customers often require demanding specifications for performance and reliability of our products and services. Because many of our products are complex and often use unique advanced components, processes, technologies, and techniques, undetected errors and design and manufacturing flaws may occur. Even though we attempt to assure that our systems are always reliable in the field, the many technical variables related to their operations can cause a combination of factors that can, and have from time to time, caused performance and service issues with certain of our products. Product defects result in higher product service, warranty, and replacement costs and may affect our customer relationships and industry reputation, all of which may adversely impact our results of operations. Despite our testing and quality assurance programs, undetected errors may not be discovered until the product is purchased and used by a customer in a variety of field conditions. If our customers deploy our new products and they do not work correctly, our relationship with our customers may be materially and adversely affected.

As a result of our systems' advanced and complex nature, we expect to experience occasional operational issues from time to time. Generally, until our products have been tested in the field under a wide variety of operational conditions, we cannot be certain that performance and service problems will not arise. In that case, market acceptance of our new products could be delayed and our results of operations and financial condition could be adversely affected.

We are subject to intense competition, which could limit our ability to maintain or increase our market share or to maintain our prices at profitable levels.

Many of our sales are obtained through a competitive bidding process, which is standard for our industry. Competitive factors in recent years have included price, technological expertise, and a reputation for quality, safety and dependability. While no single company competes with us in all of our segments, we are subject to intense competition in each of our segments. New entrants in many of the markets in which certain of our products and services are currently strong should be expected. See Item 1. "*Business — Competition.*" We compete with companies that are larger than we are in terms of revenues, number of processing locations and sales and marketing resources. A few of our competitors have a competitive advantage in being part of an affiliated seismic contractor company. In addition, we compete with major service providers and government-sponsored enterprises and affiliates. Some of our competitors conduct seismic data acquisition operations as part of their regular business, which we do not, and have greater financial and other resources than we do. These and other competitors may be better positioned to withstand and adjust more quickly to volatile market conditions, such as fluctuations in oil and natural gas prices, as well as changes in government regulations. In addition, any excess supply of products and services in the seismic services market could apply downward pressure on prices for our products and services. The negative effects of the competitive environment in which we operate could have a material adverse effect on our results of operations.

We may be unable to obtain broad intellectual property protection for our current and future products and we may become involved in intellectual property disputes.

We rely on a combination of patent, copyright, and trademark laws, trade secrets, confidentiality procedures, and contractual provisions to protect our proprietary technologies. We believe that the technological and creative skill of our employees, new product developments, frequent product enhancements, name recognition, and reliable product maintenance are the foundations of our competitive advantage. Although we have a considerable portfolio of patents, copyrights, and trademarks, these property rights offer us only limited protection. Our competitors may attempt to copy aspects of our products despite our efforts to protect our proprietary rights, or may design around the proprietary features of our products. Policing unauthorized use of our proprietary rights is difficult, and we are unable to determine the extent to which such use occurs. Our difficulties are compounded in certain foreign countries where the laws do not offer as much protection for proprietary rights as the laws of the United States.

Third parties inquire and claim from time to time that we have infringed upon their intellectual property rights. Many of our competitors own their own extensive global portfolio of patents, copyrights, trademarks, trade secrets, and other intellectual property to protect their proprietary technologies. We believe that we have in place appropriate procedures and safeguards to help ensure that we do not violate a third party's intellectual property rights. However, no set of procedures and safeguards is infallible. We may unknowingly and inadvertently take action that is inconsistent with a third party's intellectual property rights, despite our efforts to do otherwise. Any such claims from third parties, with or without merit, could be time consuming, result in costly litigation, result in injunctions, require product modifications, cause product shipment delays or require us to enter into royalty or licensing arrangements. Such claims could have a material adverse effect on our results of operations and financial condition.

Much of our litigation in recent years have involved disputes over our and others' rights to technology. See Item 3. "*Legal Proceedings*."

Our INOVA Geophysical joint venture with BGP involves numerous risks.

Our INOVA Geophysical joint venture with BGP is focused on designing, engineering, manufacturing, research and development, sales and marketing and field support of land-based equipment used in seismic data acquisition for the oil and gas industry. Excluded from the scope of the joint venture's business are the analog sensor businesses of our company and BGP and the businesses of certain companies in which BGP or we are currently a minority owner. In addition to these excluded businesses, all of our other businesses — including our Systems and Software segments and our Solutions division, which includes our Imaging Solutions, GeoVentures and BasinSPAN and seismic data library businesses — remain owned and operated by us and do not comprise a part of the joint venture.

The INOVA Geophysical joint venture involves the integration of multiple product lines and business models contributed by us and BGP that previously have operated independently. This has been and will continue to be a complex and time-consuming process.

There can be no assurance that we will achieve the expected benefits of the joint venture. The INOVA Geophysical joint venture (and any future joint ventures or acquisitions that we may complete), may result in unexpected costs, expenses, and liabilities, which may have a material adverse effect on our business, financial condition or results of operations. INOVA Geophysical may encounter difficulties in developing and expanding its business. We may experience difficulties in funding any future capital contributions to the joint venture, exercising influence over the management and activities of the joint venture, quality control over joint venture products and services and potential conflicts of interest with the joint venture and our joint venture partner. Any inability to meet our obligations as a joint venture partner under the joint venture agreement could result in our being subject to penalties and reduced percentage interests in the joint venture for our company. Also, we could be disadvantaged in the event of disputes and controversies with our joint venture partner, since our joint venture partner is a relatively significant customer of our products and services and future products and services of the joint venture as well as a shareholder of 15.3% of our common stock.

The joint venture is also subject to, and exposes us to, various additional risks that could adversely affect our results of operations. These risks include the following:

- increased costs associated with the integration and operation of the new business and the management of geographically dispersed operations;
- risks associated with the assimilation of new technologies (including incorporating BGP's land seismic equipment with our existing land seismic imaging product lines that were contributed to the joint venture), operations, sites, and personnel. In 2010 and 2011, INOVA Geophysical has had significant write-downs of inventory from the time of the joint venture formation;
- difficulties in retaining and integrating key technical, sales and marketing personnel and the possible loss of such employees and costs associated with their loss;
- difficulties associated with preserving relationships with our customers, partners and vendors;
- risks that any technology developed by the joint venture may not perform as well as we had anticipated;
- the diversion of management's attention and other resources from other business operations and related concerns;
- the potential inability to replicate operating efficiencies in the joint venture's operations;
- potential impairments of goodwill and intangible assets;
- the requirement to maintain uniform standards, controls and procedures;
- the impairment of relationships with employees and customers as a result of the integration of management personnel from different companies;
- the divergence of our interests from BGP's interests in the future, disagreements with BGP on ongoing manufacturing, research and development and operational activities, or the amount, timing or nature of further investments in the joint venture;
- the terms of our joint venture arrangements may turn out to be unfavorable to us;
- we currently own 49% of the total equity interests in INOVA Geophysical, so there are certain decisions affecting the business of the joint venture that we cannot control or influence;
- we may not be able to realize the operating efficiencies, cost savings or other benefits that we expect from the joint venture;
- the joint venture's cash flows may be inadequate to fund its capital requirements, thereby requiring additional contributions to the capital of the joint venture by us and by BGP;
- joint venture profits and cash flows may prove inadequate to fund cash dividends from the joint venture to the joint venture partners; and
- the joint venture may experience difficulties and delays in production of the joint venture's products.

If the INOVA Geophysical joint venture is not successful, our business, results of operations and financial condition will likely be adversely affected.

In addition, the terms of the joint venture's governing instruments and the agreements regarding BGP's investment in our company contain a number of restrictive provisions affecting ION. For example, an investors' rights agreement grants pre-emptive rights to BGP with respect to certain future issuances of our stock. These restrictions may adversely affect our ability to quickly raise funds through a future issuance of our securities, and could have the effect of discouraging, delaying or preventing a merger or acquisition of our company that our stockholders may otherwise consider to be favorable.

Continued depressed general economic conditions, credit market uncertainties and lower natural gas prices could have an adverse effect on customer demand for certain of our products and services, which in turn would adversely affect our results of operations, our cash flows, our financial condition and our stock price.

The global recession resulting from the 2008 financial crisis contributed to weakened demand and lower prices for natural gas on a worldwide basis, which reduced the levels of exploration for natural gas. Historically, demand for our products and services has been sensitive to the level of exploration spending by E&P companies and geophysical contractors. The demand for our products and services will be reduced if exploration expenditures remain low. During periods of reduced levels of exploration for oil and natural gas, there have been oversupplies of seismic data and downward pricing pressures on our seismic products and services, which in turn, have limited our ability to meet sales objectives and maintain profit margins for our products and services. In the past, these then-prevailing industry conditions have had the effect of reducing our revenues and operating margins. The markets for oil and gas historically have been volatile and may continue to be so in the future.

Turmoil or uncertainty in the credit markets and its potential impact on the liquidity of major financial institutions may have an adverse effect on our ability to fund our business strategy through borrowings under either existing or new debt facilities in the public or private markets and on terms we believe to be reasonable. Likewise, there can be no assurance that our customers will be able to borrow money on a timely basis or on reasonable terms, which could have a negative impact on their demand for our products and impair their ability to pay us for our products and services on a timely basis, or at all. Our sales are affected by interest rate fluctuations and the availability of liquidity, and we would be adversely affected by increases in interest rates or liquidity constraints. Rising interest rates may also make certain alternative products and services provided by our competitors more attractive to customers, which could lead to a decline in demand for our products and services. This could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We derive a substantial amount of our revenues from foreign operations and sales, which pose additional risks.

Sales to customers outside of North America accounted for approximately 66% of our consolidated net revenues for 2011, and we believe that export sales will remain a significant percentage of our revenue. U.S. export restrictions affect the types and specifications of products we can export. Additionally, to complete certain sales, U.S. laws may require us to obtain export licenses, and we cannot assure you that we will not experience difficulty in obtaining these licenses.

Like many energy services companies, we have operations in and sales into certain international areas, including parts of the Middle East, West Africa, Latin America, Asia Pacific and the Commonwealth of Independent States, that are subject to risks of war, political disruption (such as the political turmoil during 2011 in Tunisia, Egypt and Libya), civil disturbance, political corruption, possible economic and legal sanctions (such as possible restrictions against countries that the U.S. government may deem to sponsor terrorism) and changes in global trade policies. Our sales or operations may become restricted or prohibited in any country in which the foregoing risks occur. In particular, the occurrence of any of these risks could result in the following events, which in turn, could materially and adversely impact our results of operations:

- disruption of oil and natural gas E&P activities;
- restriction on the movement and exchange of funds;
- inhibition of our ability to collect receivables;
- enactment of additional or stricter U.S. government or international sanctions;
- limitation of our access to markets for periods of time;
- expropriation and nationalization of assets of our company or those of our customers;
- political and economic instability, which may include armed conflict and civil disturbance;
- currency fluctuations, devaluations, and conversion restrictions;

- confiscatory taxation or other adverse tax policies; and
- governmental actions that may result in the deprivation of our contractual rights.

Our international operations and sales increase our exposure to other countries' restrictive tariff regulations, other import/export restrictions and customer credit risk.

In addition, we are subject to taxation in many jurisdictions and the final determination of our tax liabilities involves the interpretation of the statutes and requirements of taxing authorities worldwide. Our tax returns are subject to routine examination by taxing authorities, and these examinations may result in assessments of additional taxes, penalties and/or interest.

The drilling moratorium in the U.S. Gulf of Mexico and the other regulatory initiatives undertaken in response to the Deepwater Horizon disaster and resulting oil spill in the U.S. Gulf of Mexico, has adversely affected, and could adversely affect in the future, our customers and our business.

In April 2010, the Deepwater Horizon drilling rig in the U.S. Gulf of Mexico sank following a catastrophic explosion and fire, which resulted in the release of millions of gallons of hydrocarbons. In response to this incident, the Minerals Management Service (now known as the BOEMRE) of the U.S. Department of the Interior issued a notice on May 30, 2010 implementing a six-month moratorium on certain drilling activities in the U.S. Gulf of Mexico. The moratorium was lifted in October 2010, but the BOEMRE has issued and is expected to issue new safety and environmental guidelines or regulations for drilling in the Gulf of Mexico and in other U.S. offshore locations. In addition, as a result of these changes, the permitting process for exploration and development activities in the U.S. Gulf of Mexico slowed considerably, resulting in very limited levels of activity there. These new safety and environmental regulations will expose our customers, and could expose us, to significant additional costs and liabilities. In addition, these and any such similar future laws and regulations could result in increased compliance costs or additional operating restrictions that may adversely affect the financial health of our customers or decrease the demand for our products and services. While certain new drilling plans and drilling permits were approved during 2011, we cannot predict when the pace at which operators in the U.S. Gulf of Mexico will be able to satisfy these requirements and return to previous levels of active drilling. Further, we cannot predict what the continuing effects from the U.S. government regulations on offshore deepwater drilling projects may have on offshore oil and gas exploration and development activity, or what actions may be taken by our customers or other industry participants in response to these regulations. Changes in laws or regulations regarding offshore oil and gas exploration and development activities and decisions by customers and other industry participants could reduce demand for our products and services, which would have a negative impact on our operations.

A prolonged suspension of drilling activity in the Gulf of Mexico, new regulations and increased liability for companies operating in this sector would adversely affect many of our customers who operate in the Gulf. This could, in turn, adversely affect our business, results of operations and financial condition, particularly regarding sales of our marine seismic equipment and our Solutions' segment's survey and processing activities. Our Solutions segment was negatively impacted during 2010 and into 2011 by its experiencing a reduction in data processing business from the Gulf of Mexico and new venture and multi-client seismic data library sales from our GulfSPAN seismic dataset. The uncertainties that have resulted from the incident's aftermath adversely affect us, our customers and other providers of equipment and services to E&P companies, due to the lack of visibility as to which companies will continue to be active in U.S. Gulf of Mexico deepwater exploration and development. As a result, we cannot currently predict the extent to which these events may adversely affect our future business, the extent and length of time that any such adverse impact will be felt.

Our business depends on the level of exploration and production activities by the oil and natural gas industry. If oil and natural gas prices or the level of capital expenditures by E&P companies were to decline, demand for our products and services would decline and our results of operations would be adversely affected.

Demand for our products and services depends upon the level of spending by E&P companies and seismic contractors for exploration and development activities, and those activities depend in large part on oil and gas prices. Spending by our customers on products and services that we provide is highly discretionary in nature, and subject to rapid and material change. Any significant decline in oil and gas related spending on behalf of our customers could cause alterations in our capital spending plans, project modifications, delays or cancellations, general business disruptions or delays in payment, or non-payment of amounts that are owed to us and could have a material adverse effect on our financial condition and results of operations and on our ability to continue to satisfy all of the covenants in our loan agreements. Additionally, increases in oil and gas prices may not increase demand for our products and services or otherwise have a positive effect on our financial condition or results of operations. E&P companies' willingness to explore, develop and produce depends largely upon prevailing industry conditions that are influenced by numerous factors over which our management has no control, such as:

- the supply of and demand for oil and gas;
- the level of prices, and expectations about future prices, of oil and gas;
- the cost of exploring for, developing, producing and delivering oil and gas;
- the expected rates of decline for current production;
- the discovery rates of new oil and gas reserves;
- weather conditions, including hurricanes, that can affect oil and gas operations over a wide area, as well as less severe inclement weather that can preclude or delay seismic data acquisition;
- domestic and worldwide economic conditions;
- political instability in oil and gas producing countries;
- technical advances affecting energy consumption;
- government policies regarding the exploration, production and development of oil and gas reserves;
- the ability of oil and gas producers to raise equity capital and debt financing; and
- merger and divestiture activity among oil and gas companies and seismic contractors.

Although we believe that the long-term trend is favorable, the level of oil and gas exploration and production activity has been volatile in recent years. Previously forecasted trends in oil and gas exploration and development activities may not continue and demand for our products and services may not reflect the level of activity in the industry. Any prolonged substantial reduction in oil and gas prices would likely affect oil and gas production levels and therefore adversely affect demand for the products and services we provide.

If we do not effectively manage our transition into new products and services, our revenues may suffer.

Products and services for the seismic industry are characterized by rapid technological advances in hardware performance, software functionality and features, frequent introduction of new products and services, and improvement in price characteristics relative to product and service performance. Among the risks associated with the introduction of new products and services are delays in development or manufacturing, variations in costs, delays in customer purchases or reductions in price of existing products in anticipation of new introductions, write-offs or write-downs of the carrying costs of inventory and raw materials associated with prior generation products, difficulty in predicting customer demand for new product and service offerings and effectively managing inventory levels so that they are in line with anticipated demand, risks associated with customer qualification, evaluation of new products, and the risk that new products may have quality or other defects or may not be supported adequately by application software. The introduction of new products and services by our competitors also may result in delays in customer purchases and difficulty in predicting customer demand. If we do not make an effective transition from existing products and services to future offerings, our revenues and margins may decline.

Furthermore, sales of our new products and services may replace sales, or result in discounting of some of our current product or service offerings, offsetting the benefit of a successful introduction. In addition, it may be difficult to ensure performance of new products and services in accordance with our revenue, margin, and cost estimations and to achieve operational efficiencies embedded in our estimates. Given the competitive nature of the seismic industry, if any of these risks materializes, future demand for our products and services, and our future results of operations, may suffer.

We invest significant sums of money in acquiring and processing seismic data for our Solutions' multi-client data library.

We invest significant amounts in acquiring and processing new seismic data to add to our Solutions' multi-client data library. A majority of these investments are funded by our customers, while the remainder is recovered through future data licensing fees. In 2011, we invested $143.8 million in our multi-client data library. Our customers generally commit to licensing the data prior to our initiating a new data library acquisition program. However, the aggregate amounts of future licensing fees for this data are uncertain and depend on a variety of factors, including the market prices of oil and gas, customer demand for seismic data in the library, and the availability of similar data from competitors.

By making these investments in acquiring and processing new seismic data for our Solutions' multi-client library, we are exposed to the following risks:

- We may not fully recover our costs of acquiring and processing seismic data through future sales. The ultimate amounts involved in these data sales are uncertain and depend on a variety of factors, many of which are beyond our control.
- The timing of these sales is unpredictable and can vary greatly from period to period. The costs of each survey are capitalized and then amortized as a percentage of sales and/or over the expected useful life of the data. This amortization will affect our earnings and, when combined with the sporadic nature of sales, will result in increased earnings volatility.
- Regulatory changes that affect companies' ability to drill, either generally or in a specific location where we have acquired seismic data, could materially adversely affect the value of the seismic data contained in our library. Technology changes could also make existing data sets obsolete. Additionally, each of our individual surveys has a limited book life based on its location and oil and gas companies' interest in prospecting for reserves in such location, so a particular survey may be subject to a significant decline in value beyond our initial estimates.
- The value of our multi-client data could be significantly adversely affected if any material adverse change occurs in the general prospects for oil and gas exploration, development and production activities.
- The cost estimates upon which we base our pre-commitments of funding could be wrong. The result could be losses that have a material adverse effect on our financial condition and results of operations. These pre-commitments of funding are subject to the creditworthiness of our clients. In the event that a client refuses or is unable to pay its commitment, we could incur a substantial loss on that project.
- As part of our asset-light strategy, we routinely charter vessels from third-party vendors to acquire seismic data for our multi-client business. As a result, our cost to acquire our multi-client data could significantly increase if vessel charter prices rise materially.

Any reduction in the market value of such data will require us to write down its recorded value, which could have a significant material adverse effect on our results of operations.

Our operating results may fluctuate from period to period, and we are subject to seasonality factors.

Our operating results are subject to fluctuations from period to period as a result of new product or service introductions, the timing of significant expenses in connection with customer orders, unrealized sales, levels of research and development activities in different periods, the product mix sold, and the seasonality of our business. Because many of our products feature a high sales price and are technologically complex, we generally have experienced long sales cycles for these products and historically incur significant expense at the beginning of these cycles for component parts and other inventory necessary to manufacture a product in anticipation of a future sale, which may not ultimately occur. In addition, the revenues from our sales can vary widely from period to period due to changes in customer requirements and demand. These factors can create fluctuations in our net revenues and results of operations from period to period. Variability in our overall gross margins for any period, which depend on the percentages of higher-margin and lower-margin products and services sold in that period, compounds these uncertainties. As a result, if net revenues or gross margins fall below expectations, our results of operations and financial condition will likely be adversely affected. Additionally, our business can be seasonal in nature, with strongest demand typically in the fourth calendar quarter of each year. Customer budgeting cycles at times result in higher spending activity levels by our customers at different points of the year.

Due to the relatively high sales price of many of our products and seismic data libraries, our quarterly operating results have historically fluctuated from period to period due to the timing of orders and shipments and the mix of products and services sold. This uneven pattern makes financial predictions for any given period difficult, increases the risk of unanticipated variations in our quarterly results and financial condition, and places challenges on our inventory management. Delays caused by factors beyond our control, such as the granting of permits for seismic surveys by third parties, the effect from disasters such as the Deepwater Horizon incident in the Gulf of Mexico and the availability and equipping of marine vessels, can affect our Solutions segment's revenues from its processing and GeoVentures services from period to period. Also, delays in ordering products or in shipping or delivering products in a given period could significantly affect our results of operations for that period. Fluctuations in our quarterly operating results may cause greater volatility in the market price of our common stock.

The loss of any significant customer could materially and adversely affect our results of operations and financial condition.

We have traditionally relied on a relatively small number of significant customers. Consequently, our business is exposed to the risks related to customer concentration. No single customer represented 10% or more of our consolidated net revenues for 2011, 2010 and 2009; however, our top five customers in total represented approximately 30%, 28% and 29%, respectively, of our consolidated net revenues during those years. The loss of any of our significant customers or deterioration in our relations with any of them could materially and adversely affect our results of operations and financial condition.

During the last ten years, our traditional seismic contractor customers have been rapidly consolidating, thereby consolidating the demand for our products and services. The loss of any of our significant customers to further consolidation could materially and adversely affect our results of operations and financial condition.

Our stock price has been volatile from time to time, declining precipitously from time to time during the period from 2008 through 2011, and it could decline again.

The securities markets in general and our common stock in particular have experienced significant price and volume volatility in recent years. The market price and trading volume of our common stock may continue to experience significant fluctuations due not only to general stock market conditions but also to a change in sentiment in the market regarding our operations or business prospects or those of companies in our industry. In addition to the other risk factors discussed in this section, the price and volume volatility of our common stock may be affected by:

- operating results that vary from the expectations of securities analysts and investors;
- factors influencing the levels of global oil and natural gas exploration and exploitation activities, such as depressed prices for natural gas in North America or disasters such as the Deepwater Horizon incident in the Gulf of Mexico in 2010;
- the operating and securities price performance of companies that investors or analysts consider comparable to us;
- announcements of strategic developments, acquisitions and other material events by us or our competitors; and
- changes in global financial markets and global economies and general market conditions, such as interest rates, commodity and equity prices and the value of financial assets.

To the extent that the price of our common stock remains at lower levels or it declines further, our ability to raise funds through the issuance of equity or otherwise use our common stock as consideration will be reduced. In addition, further increases in our leverage may make it more difficult for us to access additional capital. These factors may limit our ability to implement our operating and growth plans.

If we, our option holders or stockholders holding registration rights sell additional shares of our common stock in the future, the market price of our common stock could decline. Additionally, our outstanding shares of Series D Preferred Stock are convertible into shares of our common stock. The conversion of the Series D Preferred Stock and exercise of our stock options could result in substantial dilution to our existing stockholders. Sales in the open market of the shares of common stock acquired upon such conversion or exercises may have the effect of reducing the then — current market price for our common stock.

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market in the future, or the perception that such sales could occur. These sales, or the possibility that these sales may occur, could make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. As of February 17, 2012, we had 155,585,036 shares of common stock issued and outstanding. Substantially all of these shares are available for sale in the public market, subject in some cases to volume and other limitations or delivery of a prospectus. At February 17, 2012, we had outstanding stock options to purchase up to 6,761,575 shares of our common stock at a weighted average exercise price of $7.42 per share. We also had, as of that date, 1,151,713 shares of common stock reserved for issuance under outstanding restricted stock and restricted stock unit awards.

During 2009 we issued in a privately-negotiated transaction 18.5 million shares of our common stock to certain institutional investors. In March 2010 we issued 23.8 million shares to BGP in a privately-negotiated transaction in connection with the formation of our INOVA Geophysical joint venture. These shares may be resold into the public markets in sale transactions pursuant to currently-effective registration statements filed with the SEC. Sales in the public market of a large number of shares of common stock could apply downward pressure on the prevailing market price of our common stock. The market price of our common stock could decline as a result of such sales in the public markets in the future, or the perception that such sales could occur. These sales, or the possibility that these sales may occur, could make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

As of February 17, 2012, Fletcher International, Ltd., the holder of our Series D Preferred Stock, held 22,000 shares of our Series D-1 Cumulative Convertible Preferred Stock and 5,000 shares of our Series D-2 Cumulative Convertible Preferred Stock. Under the terms of the agreement with Fletcher by which it purchased the Series D Preferred Stock, Fletcher has the ability to sell, under currently effective registration statements, the shares of our common stock acquired by it upon conversion of its remaining shares of Series D Preferred Stock. The shares of our Series D Preferred Stock held by Fletcher as of February 17, 2012 are convertible into 6,065,075 shares of our common stock. The conversion of our outstanding shares of Series D Preferred Stock into shares of our common stock will dilute the ownership interests of existing stockholders. Sales in the public market of shares of common stock issued upon conversion would likely apply downward pressure on prevailing market prices of our common stock.

The conversion price of our outstanding Series D Preferred Stock is also subject to certain customary anti-dilution adjustments. For additional information regarding the terms of our Series D Preferred Stock, see Note 14 "*— Cumulative Convertible Preferred Stock*" of *Notes to Consolidated Financial Statements* contained elsewhere in this Form 10-K. We currently have ongoing litigation with Fletcher in Delaware regarding issues involving our Series D Preferred Stock. For more information regarding our litigation with Fletcher, see Item 3. "*Legal Proceedings.*"

Shares of our common stock are also subject to certain demand and piggyback registration rights held by Laitram, L.L.C. We also may enter into additional registration rights agreements in the future in connection with any subsequent acquisitions or securities transactions we may undertake. Any sales of our common stock under these registration rights arrangements with Laitram or other stockholders could be negatively perceived in the trading markets and negatively affect the price of our common stock. Sales of a substantial number of our shares of common stock in the public market under these arrangements, or the expectation of such sales, could cause the market price of our common stock to decline.

Goodwill and intangible assets that we have recorded in connection with our acquisitions are subject to impairment evaluations and, as a result, we could be required to write-off additional goodwill and intangible assets, which may adversely affect our financial condition and results of operations.

In accordance with Accounting Standard Codification ("ASC") Topic 350, "*Goodwill and Other Intangible Assets*" (ASC 350), we are required to compare the fair value of our goodwill and intangible assets (when certain impairment indicators under ASC 350 are present) to their carrying amount. If the fair value of such goodwill or intangible assets is less than its carrying value, an impairment loss is recorded to the extent that the fair value of these assets within the reporting units is less than their carrying value. In 2008, we recorded an impairment charge of $252.2 million related to our goodwill and intangible assets and in 2009 we recorded an impairment charge of $38.0 million related to our intangible assets. Any further reduction in or impairment of the value of our goodwill or other intangible assets will result in additional charges against our earnings, which could have a material adverse effect on our reported results of operations and financial position in future periods. At December 31, 2011, our goodwill and other intangible asset balances were $54.0 million and $17.7 million, respectively.

Due to the international scope of our business activities, our results of operations may be significantly affected by currency fluctuations.

We derive a significant portion of our consolidated net revenues from international sales, subjecting us to risks relating to fluctuations in currency exchange rates. Currency variations can adversely affect margins on sales of our products in countries outside of the United States and margins on sales of products that include components obtained from suppliers located outside of the United States. Through our subsidiaries, we operate in a wide variety of jurisdictions, including the United Kingdom, China, Canada, the Netherlands, Brazil, Russia, the United Arab Emirates, Egypt and other countries. Certain of these countries have experienced geopolitical instability, economic problems and other uncertainties from time to time. To the extent that world events or economic conditions negatively affect our future sales to customers in these and other regions of the world, or the collectability of receivables, our future results of operations, liquidity and financial condition may be adversely affected. We currently require customers in certain higher risk countries to provide their own financing. We do not currently extend long-term credit through notes to companies in countries where we perceive excessive credit risk.

A majority of our foreign net working capital is within the United Kingdom. Our subsidiaries in the U.K. and in other countries receive their income and pay their expenses primarily in their local currencies. To the extent that transactions of these subsidiaries are settled in their local currencies, a devaluation of those currencies versus the U.S. dollar could reduce the contribution from these subsidiaries to our consolidated results of operations as reported in U.S. dollars. For financial reporting purposes, such depreciation will negatively affect our reported results of operations since earnings denominated in foreign currencies would be converted to U.S. dollars at a decreased value. In addition, since we participate in competitive bids for sales of certain of our products and services that are denominated in U.S. dollars, a depreciation of the U.S. dollar against other currencies could harm our competitive position relative to other companies. While we have employed economic cash flow and fair value hedges to minimize the risks associated with these exchange rate fluctuations, the hedging activities may be ineffective or may not offset more than a portion of the adverse financial impact resulting from currency variations. Accordingly, we cannot assure you that fluctuations in the values of the currencies of countries in which we operate will not materially adversely affect our future results of operations.

We rely on highly skilled personnel in our businesses, and if we are unable to retain or motivate key personnel or hire qualified personnel, we may not be able to grow effectively.

Our performance is largely dependent on the talents and efforts of highly skilled individuals. Our future success depends on our continuing ability to identify, hire, develop, motivate, and retain skilled personnel for all areas of our organization. We require highly skilled personnel to operate and provide technical services and support for our businesses. Competition for qualified personnel required for our data processing operations and our other segments' businesses has intensified in recent years. Our growth has presented challenges to us to recruit, train, and retain our employees while managing the impact of potential wage inflation and the lack of available qualified labor in some markets where we operate. A well-trained, motivated and adequately-staffed work force has a positive impact on our ability to attract and retain business. Our continued ability to compete effectively depends on our ability to attract new employees and to retain and motivate our existing employees.

Certain of our facilities could be damaged by hurricanes and other natural disasters, which could have an adverse effect on our results of operations and financial condition.

Certain of our facilities are located in regions of the United States that are susceptible to damage from hurricanes and other weather events, and, during 2005, were impacted by hurricanes or other weather events. Our Systems segment leases 93,000-square feet of facilities located in Harahan, Louisiana, in the greater New Orleans metropolitan area. In late August 2005, we suspended operations at these facilities and evacuated and locked down the facilities in preparation for Hurricane Katrina. These facilities did not experience flooding or significant damage during or after the hurricane. However, because of employee evacuations, power failures and lack of related support services, utilities and infrastructure in the New Orleans area, we were unable to resume full operations at the facilities until late September 2005. In September 2008, we lost power and related services for several days at our offices located in the Houston metropolitan area, which includes a substantial portion of our data processing infrastructure, and in Harahan, Louisiana as a result of Hurricane Ike and Hurricane Gustav.

Future hurricanes or similar natural disasters that impact our facilities may negatively affect our financial position and operating results for those periods. These negative effects may include reduced production, product sales and data processing revenues; costs associated with resuming production; reduced orders for our products and services from customers that were similarly affected by these events; lost market share; late deliveries; additional costs to purchase materials and supplies from outside suppliers; uninsured property losses; inadequate business interruption insurance and an inability to retain necessary staff. To the extent that climate change increases the severity of hurricanes and other weather events, as some have suggested, it could worsen the severity of these negative effects on our financial position and operating results.

Our operations, and the operations of our customers, are subject to numerous government regulations, which could adversely limit our operating flexibility.

Our operations are subject to laws, regulations, government policies, and product certification requirements worldwide. Changes in such laws, regulations, policies or requirements could affect the demand for our products or result in the need to modify products, which may involve substantial costs or delays in sales and could have an adverse effect on our future operating results. Our export activities are also subject to extensive and evolving trade regulations. Certain countries are subject to restrictions, sanctions, and embargoes imposed by the United States government. These restrictions, sanctions, and embargoes also prohibit or limit us from participating in certain business activities in those countries. Our operations are subject to numerous local, state, and federal laws and regulations in the United States and in foreign jurisdictions concerning the containment and disposal of hazardous materials, the remediation of contaminated properties, and the protection of the environment. These laws have been changed frequently in the past, and there can be no assurance that future changes will not have a material adverse effect on us. In addition, our customers' operations are also significantly impacted by laws and regulations concerning the protection of the environment and endangered species. Consequently, changes in governmental regulations applicable to our customers may reduce demand for our products and services. To the extent that our customers' operations are disrupted by future laws and regulations, our business and results of operations may be materially and adversely affected.

Climate change regulations or legislation could result in increased operating costs and reduced demand for the oil and gas our clients intend to produce.

More stringent regulations and laws relating to climate change and greenhouse gases ("GHGs") may be adopted in the future and could reduce the demand for our products and services. In December 2009, the U.S. Environmental Protection Agency (the "EPA") officially concluded that atmospheric concentrations of carbon dioxide, methane and certain other GHGs present an endangerment to public health and welfare because such gases are, according to the EPA, contributing to warming of the earth's atmosphere and other climatic changes. Consistent with its findings, the EPA has proposed or adopted various regulations under the Clean Air Act to address GHGs. Among other things, the EPA is limiting emissions of greenhouse gases from new cars and light duty trucks beginning with the 2012 model year. In addition, the EPA has adopted requirements for certain industrial plants and other stationary sources that emit large quantities of GHGs to obtain construction and operating permits.

The EPA also has published final rules requiring the reporting of GHG emissions from specified large sources and suppliers in the United States on an annual basis, beginning in 2011 for emissions occurring after January 1, 2010. In a November 2010 final rule, the EPA extended those reporting requirements to include onshore oil and natural gas production, and natural gas processing, transmission, storage and distribution facilities. The information collected under these reporting requirements could become the basis for future GHG regulations.

The U.S. Congress, moreover, from time to time has considered a variety of new legislative proposals to reduce emissions of GHGs. In addition, some proponents of GHG controls have advocated mandating a national "clean energy" standard. In 2011, President Obama encouraged Congress to adopt a goal of generating 80% of U.S. electricity from "clean energy" by 2035 with credits for renewable and nuclear power and partial credits for clean coal and "efficient natural gas"; the President also has proposed ending tax breaks for the oil industry. Because of the lack of any comprehensive federal legislative program expressly addressing GHGs, there currently is uncertainty as to how and when additional federal regulation of GHGs might take place and as to whether the EPA should continue with its existing regulations in the absence of more specific Congressional direction.

A number of states, individually and regionally, have implemented or are considering their own GHG regulatory programs. These initiatives have included so-called cap-and-trade programs, under which overall GHG emissions are limited and GHG emissions allowances are then allocated and sold, clean energy standards and other regulatory requirements.

New climate change and related clean energy regulatory initiatives could result in our customers' incurring material compliance costs, e.g., by being required to purchase or to surrender allowances for GHGs resulting from their operations, or adversely affect the marketability of the oil and natural gas that our customers produce. The impact of such future programs cannot be predicted, but we do not expect our operations to be affected any differently than other similarly situated domestic competitors.

Increased regulation of hydraulic fracturing could result in reductions or delays in drilling and completing new oil and natural gas wells, which could adversely impact our revenues by decreasing the demand for our seismic acquisition services.

Hydraulic fracturing is a process used by oil and gas exploration and production operators in the completion of certain oil and gas wells whereby water, sand and chemicals are injected under pressure into subsurface formations to stimulate gas and, to a lesser extent, oil production. Due to concerns that hydraulic fracturing may adversely affect drinking water supplies, the EPA is undertaking a comprehensive research study to investigate any potential adverse impact that hydraulic fracturing may have on water quality and public health. The initial study results are expected to be available in late 2012. The EPA also has indicated that it intends to regulate hydraulic fracturing utilizing diesel fuels under its underground injection control permitting program, announced plans to develop standards for discharges of hydraulic fracturing wastewaters, proposed air standards for certain hydraulic fracturing operations and initiated a process for collecting health information and other data about fracturing additives. Separately, the U.S. Department of the Interior has announced plans to develop new rules for hydraulic fracturing on public lands that would address disclosure of chemicals used in the process, well bore integrity and handling of flowback water. Aside from these federal initiatives, several state and local governments have moved to require disclosure of fracturing fluid components or otherwise to regulate their use more closely. In certain areas of the country, new drilling permits for hydraulic fracturing have been put on hold pending development of additional standards. Adoption of legislation or regulations placing restrictions on hydraulic fracturing activities could impose operational delays, increased operating costs and additional regulatory burdens on operators, which could reduce their production of natural gas and, in turn, adversely affect our revenues and results of operations by decreasing the demand for our seismic data acquisition and processing services and products.

We have outsourcing arrangements with third parties to manufacture some of our products. If these third party suppliers fail to deliver quality products or components at reasonable prices on a timely basis, we may alienate some of our customers and our revenues, profitability, and cash flow may decline. Additionally, current global economic conditions could have a negative impact on our suppliers, causing a disruption in our vendor supplies. A disruption in vendor supplies may adversely affect our results of operations.

Our manufacturing processes require a high volume of quality components. We have increased our use of contract manufacturers as an alternative to our own manufacturing of products. We have outsourced the manufacturing of our towed marine streamers, our redeployable ocean bottom cables, our MEMS components, and various components of VectorSeis Ocean. Certain components used by us are currently provided by only one supplier. If, in implementing any outsource initiative, we are unable to identify contract manufacturers willing to contract with us on competitive terms and to devote adequate resources to fulfill their obligations to us or if we do not properly manage these relationships, our existing customer relationships may suffer. In addition, by undertaking these activities, we run the risk that the reputation and competitiveness of our products and services may deteriorate as a result of the reduction of our control over quality and delivery schedules. We also may experience supply interruptions, cost escalations, and competitive disadvantages if our contract manufacturers fail to develop, implement, or maintain manufacturing methods appropriate for our products and customers.

Reliance on certain suppliers, as well as industry supply conditions, generally involves several risks, including the possibility of a shortage or a lack of availability of key components, increases in component costs and reduced control over delivery schedules. If any of these risks are realized, our revenues, profitability, and cash flows may decline. In addition, as we come to rely more heavily on contract manufacturers, we may have fewer personnel resources with expertise to manage problems that may arise from these third-party arrangements.

Additionally, our suppliers could be negatively impacted by current global economic conditions. If certain of our suppliers were to experience significant cash flow issues or become insolvent as a result of such conditions, it could result in a reduction or interruption in supplies to us or a significant increase in the price of such supplies and adversely impact our results of operations and cash flows.

Under some of our outsourcing arrangements, our manufacturing outsourcers purchase agreed-upon inventory levels to meet our forecasted demand. Our manufacturing plans and inventory levels are generally based on sales forecasts. If demand proves to be less than we originally forecasted and we cancel our committed purchase orders, our outsourcers generally will have the right to require us to purchase inventory which they had purchased on our behalf. Should we be required to purchase inventory under these terms, we may be required to hold inventory that we may never utilize.

Our certificate of incorporation and bylaws, Delaware law, the terms of our Series D Preferred Stock and certain contractual obligations under our agreements with Fletcher and BGP contain provisions that could discourage another company from acquiring us.

Provisions of our certificate of incorporation and bylaws, Delaware law, the terms of our Series D Preferred Stock, our agreement with Fletcher and our investor rights agreement with BGP may have the effect of discouraging, delaying or preventing a merger or acquisition that our stockholders may consider favorable, including transactions in which you might otherwise receive a premium for shares of our common stock. These provisions include:

- authorizing the issuance of "blank check" preferred stock without any need for action by stockholders;
- providing for a classified board of directors with staggered terms;
- requiring supermajority stockholder voting to effect certain amendments to our certificate of incorporation and bylaws;
- eliminating the ability of stockholders to call special meetings of stockholders;
- prohibiting stockholder action by written consent;

- establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings; and
- requiring an acquiring party to assume all of our obligations under our agreement with Fletcher and the terms of the Series D Preferred Stock set forth in our certificates of rights and designations for those series, including the dividend, liquidation, conversion, voting and share registration provisions.

In addition, the terms of our INOVA Geophysical joint venture with BGP and BGP's investment in our company contain a number of provisions, such as certain pre-emptive rights granted to BGP with respect to certain future issuances of our stock, that could have the effect of discouraging, delaying or preventing a merger or acquisition of our company that our stockholders may otherwise consider to be favorable.

Failure to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our stock price.

If, in the future, we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Failure to achieve and maintain an effective internal control environment could have a material adverse effect on the price of our common stock.

Note: **The foregoing factors pursuant to the Private Securities Litigation Reform Act of 1995 should not be construed as exhaustive. In addition to the foregoing, we wish to refer readers to other factors discussed elsewhere in this report as well as other filings and reports with the SEC for a further discussion of risks and uncertainties that could cause actual results to differ materially from those contained in forward-looking statements. We undertake no obligation to publicly release the result of any revisions to any such forward-looking statements, which may be made to reflect the events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.**

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

Our principal operating facilities at December 31, 2011 were as follows:

Operating Facilities	Square Footage	Segment
Houston, Texas	132,000	Global Headquarters and Solutions
Harahan, Louisiana	93,000	Systems
Lacombe, Louisiana	87,000	Systems
Stafford, Texas	41,000	Systems
St. Rose, Louisiana	38,000	Systems
Denver, Colorado	29,000	Solutions
Voorschoten, The Netherlands	27,000	Systems
Edinburgh, Scotland	16,000	Software
Jebel Ali, Dubai, United Arab Emirates	12,000	International Sales Headquarters and Systems
Calgary, Canada	5,000	Solutions
	480,000	

Each of these operating facilities is leased by us under long-term lease agreements. These lease agreements have terms that expire ranging from 2012 to 2023. See Note 18 of *Notes to Consolidated Financial Statements.*

In addition, we lease offices in Cranleigh, England; Aberdeen, Scotland; Beijing, China; and Moscow, Russia to support our global sales force. We also lease offices for our seismic data processing centers in Egham, England; Port Harcourt, Nigeria; Luanda, Angola; Moscow, Russia; Cairo, Egypt; Villahermosa, Mexico; Rio de Janeiro, Brazil and in Port of Spain, Trinidad. Our executive headquarters (utilizing approximately 23,100 square feet) is located at 2105 CityWest Boulevard, Suite 400, Houston, Texas. The machinery, equipment, buildings, and other facilities owned and leased by us are considered by our management to be sufficiently maintained and adequate for our current operations.

Item 3. ***Legal Proceedings***

WesternGeco

In June 2009, WesternGeco L.L.C. ("WesternGeco") filed a lawsuit against us in the United States District Court for the Southern District of Texas, Houston Division. In the lawsuit, styled *WesternGeco L.L.C. v. ION Geophysical Corporation*, WesternGeco alleges that we have infringed several United States patents regarding marine seismic streamer steering devices that are owned by WesternGeco. WesternGeco is seeking unspecified monetary damages and an injunction prohibiting us from making, using, selling, offering for sale or supplying any infringing products in the United States. Based on our review of the lawsuit filed by WesternGeco and the WesternGeco patents at issue, we believe that our products do not infringe the WesternGeco patents, that the claims asserted against us by WesternGeco are without merit and that the ultimate outcome of the claims against us will not result in a material adverse effect on our financial condition or results of operations. We intend to defend the claims against us vigorously.

In June 2009, we filed an answer and counterclaims against WesternGeco, in which we deny that we have infringed WesternGeco's patents and assert that the WesternGeco patents are invalid or unenforceable. We also asserted that WesternGeco's Q-Marine system, components and technology infringe upon a United States patent owned by us related to marine seismic streamer steering devices. The claims by us also assert that WesternGeco tortiously interfered with our relationship with our customers. In addition, we claim that the lawsuit by WesternGeco is an illegal attempt by WesternGeco to control and restrict competition in the market for marine seismic surveys performed using laterally steerable streamers. In our counterclaims, we are requesting various remedies and relief, including a declaration that the WesternGeco patents are invalid or unenforceable, an injunction prohibiting WesternGeco from making, using, selling, offering for sale or supplying any infringing products in the United States, a declaration that the WesternGeco patents should be co-owned by us, and an award of unspecified monetary damages.

In June 2010, WesternGeco filed a lawsuit against various subsidiaries and affiliates of Fugro N.V. ("Fugro"), one of our seismic contractor customers, accusing Fugro of infringing the same United States patents regarding marine seismic streamer steering devices by planning to use certain equipment purchased from us on a survey located outside of U.S. territorial waters. The court approved the consolidation of the Fugro case with the case against us. Fugro filed a motion to dismiss the lawsuit, and in March 2011 the presiding judge granted Fugro's motion to dismiss in part, on the basis that the alleged activities of Fugro would occur more than 12 miles from the U.S. coast and therefore are not actionable under U.S. patent infringement law. On February 21, 2012, the Court granted WesternGeco's motions for summary judgment related to our claims against WesternGeco for infringement, inventorship and inequitable conduct.

Fletcher

In November 2009, Fletcher, the holder of shares of our outstanding Series D Preferred Stock, filed a lawsuit against us and certain of our directors in the Delaware Court of Chancery. In the lawsuit, styled *Fletcher International, Ltd. v. ION Geophysical Corporation, et al,* Fletcher alleged, among other things, that we violated Fletcher's consent rights contained in the Series D Preferred Stock Certificates of Designation, by ION Sàrl's execution and delivery of a convertible promissory note to the Bank of China, New York Branch, in connection with a bridge loan funded in October 2009 by Bank of China, and that the directors violated their fiduciary duty to us by allowing ION Sàrl to issue the convertible note without Fletcher's consent. A total of $10.0 million was advanced to ION Sàrl under the bridge loan, and ION Sàrl repaid $10.0 million on the following day. Fletcher sought a court order requiring ION Sàrl to repay the $10 million advanced to ION Sàrl under the bridge loan and unspecified monetary damages. In March 2010, the presiding judge in the case denied Fletcher's request for the court order. In a Memorandum Opinion issued in May 2010 in response to a motion for partial summary judgment, the judge dismissed all of Fletcher's claims against our named directors but also concluded that, because the bridge loan note issued by ION Sàrl was convertible into ION common stock, Fletcher technically had the right to consent to the issuance of the note and that we violated Fletcher's consent right by ION Sàrl issuing the note without Fletcher's consent. In December 2010, the presiding judge in the case recused himself from the case and a new presiding judge was appointed to the case. We believe that the remaining claims asserted by Fletcher in the lawsuit are without merit. We further believe that the monetary damages suffered by Fletcher as a result of ION Sàrl issuing the bridge loan note without Fletcher's consent are nonexistent or nominal, and that the ultimate outcome of the lawsuit will not result in a material adverse effect on our financial condition or results of operations. We intend to defend the remaining claims against us in this lawsuit vigorously.

Sercel

In January 2010, the jury in a patent infringement lawsuit filed by us against seismic equipment provider Sercel, Inc. in the United States District Court for the Eastern District of Texas returned a verdict in our favor. In the lawsuit, styled *Input/Output, Inc. et al v. Sercel, Inc., (5-06-cv-00236)*, we alleged that Sercel's 408, 428 and SeaRay digital seismic sensor units infringe our United States Patent No. 5,852,242, which is incorporated in our VectorSeis sensor technology. Products of our company or INOVA Geophysical that are compatible with the VectorSeis technology include Scorpion, ARIES II, FireFly, Hawk and VectorSeis Ocean seismic acquisition systems. The jury concluded that Sercel infringed our patent and that our patent was valid, and the jury awarded us $25.2 million in compensatory past damages. In response to post-verdict motions made by the parties, in September 2010, the presiding judge issued a series of rulings that (a) granted our motion for a permanent injunction to be issued prohibiting the manufacture, use or sale of the infringing Sercel products, (b) confirmed that our patent was valid, (c) confirmed that the jury's finding of infringement was supported by the evidence and (d) disallowed $5.4 million of lost profits that were based on infringing products that were manufactured and delivered by Sercel outside of the United States, but were offered for sale by Sercel in the United States and involved underlying orders and payments received by Sercel in the United States. In addition, the judge concluded that the evidence supporting the jury's finding that we were entitled to be awarded $9.0 million in lost profits associated with certain infringing pre-verdict marine sales by Sercel was too speculative and therefore disallowed that award of lost profits. As a result of the judge's ruling, we are now entitled to be awarded an additional amount of damages equal to a reasonable royalty on the infringing pre-verdict Sercel marine sales. After we learned that Sercel continued to make sales of infringing products after the January 2010 jury verdict was rendered, we filed motions with the court to seek additional compensatory damages for the post-verdict infringing sales and enhanced damages as a result of the willful nature of Sercel's post-verdict infringement. In February 2011, the Court entered a final judgment and permanent injunction in the case. The final judgment awarded us $10.7 million in damages, plus interest, and the permanent injunction prohibits Sercel and parties acting in concert with Sercel from making, using, offering to sell, selling, or importing in the United States (which includes territorial waters of the United States) Sercel's 408UL, 428XL and SeaRay digital sensor units, and all other products that are only colorably different from those products. The Court ordered that the additional damages to be paid by Sercel as a reasonable royalty on the infringing pre-verdict Sercel marine sales and the additional damages to be paid by Sercel resulting from post-verdict infringing sales would be determined in a separate future proceeding. Each of the parties appealed portions of the final judgment, and on February 17, 2012, the appellate court upheld the final judgment. We have not recorded any amounts related to this gain contingency as of December 31, 2011.

Greatbatch

In 2002, we filed a lawsuit against operating subsidiaries of battery manufacturer Greatbatch, Inc., including its Electrochem division (collectively "Greatbatch"), in the 24th Judicial District Court for the Parish of Jefferson in the State of Louisiana. In the lawsuit, styled *Input/Output, Inc. and I/O Marine Systems, Inc. v. Wilson Greatbatch Technologies, Inc., Wilson Greatbatch, Ltd. d/b/a Electrochem Lithium Batteries, and WGL Intermediate Holdings, Inc., Civil Action No. 578-881, Division "A"*, we alleged that Greatbatch had fraudulently misappropriated our product designs and other trade secrets related to the batteries and battery pack used in our DigiBIRD® marine towed streamer vertical control device and used our confidential information to manufacture and market competing batteries and battery packs. After a trial, on October 1, 2009 the jury concluded that Greatbatch had committed fraud, violated the Louisiana Unfair Trade Practices Act and breached a trust and nondisclosure agreement between us and Greatbatch, and awarded us $21.7 million in compensatory damages. A judgment was entered consistent with the jury verdict. In December 2010, we and Greatbatch settled the lawsuit, pursuant to which Greatbatch paid us $25.0 million in full satisfaction of the judgment. Upon the cash receipt, we recorded a gain on legal settlement of $24.5 million, net of fees paid to attorneys, for the year ended December 31, 2010.

Other

We have been named in various other lawsuits and threatened claims that are incidental to our ordinary business. Such lawsuits and claims could increase in number in the event our business continues to expand and we grow larger. Litigation is inherently unpredictable. Any claims against us, whether meritorious or not, could be time consuming, cause us to incur costs and expenses, require significant amounts of management time and result in the diversion of significant operational resources. The results of these lawsuits and actions cannot be predicted with certainty. We currently believe that the ultimate resolution of these matters will not have a material adverse impact on our financial condition, results of operations or liquidity.

Item 4. ***Mine Safety Disclosures***

Not applicable.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Our common stock trades on the New York Stock Exchange (NYSE) under the symbol "IO." The following table sets forth the high and low sales prices of the common stock for the periods indicated, as reported in NYSE composite tape transactions.

Period	Price Range	
	High	Low
Year ended December 31, 2011:		
Fourth Quarter	$ 8.09	$4.33
Third Quarter	11.04	4.73
Second Quarter	13.76	8.18
First Quarter	12.95	7.94
Year ended December 31, 2010:		
Fourth Quarter	$ 8.71	$4.71
Third Quarter	5.14	3.42
Second Quarter	6.35	3.48
First Quarter	6.90	4.26

We have not historically paid, and do not intend to pay in the foreseeable future, cash dividends on our common stock. We presently intend to retain cash from operations for use in our business, with any future decision to pay cash dividends on our common stock dependent upon our growth, profitability, financial condition and other factors our board of directors consider relevant. In addition, the terms of our credit facility prohibit us from paying dividends on or repurchasing shares of our common stock without the prior consent of the lenders.

The terms of our credit facility also contain covenants that restrict us, subject to certain exceptions, from (i) paying cash dividends on our common stock and (ii) repurchasing and acquiring shares of our common stock unless there is no event of default under our credit agreement and the amount of such repurchases in any year does not exceed an amount equal to (A) 25% of our consolidated net income for the prior fiscal year, less (B) the amount of any permitted cash dividends paid on our common stock during such year.

On December 31, 2011, there were 435 holders of record of our common stock.

Our stockholder rights plan, adopted on December 30, 2008, expired in accordance with its terms on December 29, 2011. The plan, which had provided for a distribution to holders of our common stock of rights to purchase shares of our Series A Junior Participating Preferred Stock, and rights agreement governing the terms of the plan, were terminated effective as of that date, and on February 10, 2012, we filed a Certificate of Elimination to eliminate all references to the Series A Junior Participating Preferred Stock from our certificate of incorporation.

During the three months ended December 31, 2011, we withheld and subsequently cancelled shares of our common stock to satisfy minimum statutory income tax withholding obligations on the vesting of restricted stock for employees. The date of cancellation, number of shares and average effective acquisition price per share, were as follows:

Period	(a) Total Number of Shares Acquired	(b) Average Price Paid Per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Program	(d) Maximum Number (or Approximate Dollar Value) of Shares That May Yet Be Purchased Under the Plans or Program
October 1, 2011 to October 31, 2011 ...	—	—	Not applicable	Not applicable
November 1, 2011 to November 30, 2011	9	$6.76	Not applicable	Not applicable
December 1, 2011 to December 31, 2011	71,327	$5.81	Not applicable	Not applicable
Total	71,336	$5.81		

Item 6. *Selected Financial Data*

The selected consolidated financial data set forth below with respect to our consolidated statements of operations for 2011, 2010, 2009, 2008 and 2007, and with respect to our consolidated balance sheets at December 31, 2011, 2010, 2009, 2008 and 2007 have been derived from our audited consolidated financial statements.

Our results of operations and financial condition have been affected by dispositions, debt refinancings and impairments of assets during the periods presented, which affect the comparability of the financial information shown. In particular, our results of operations for the years in the 2008 – 2011 time period were impacted by the following items:

- The loss on disposition of our land division in 2010 totaling $38.1 million;
- The equity in losses of INOVA Geophysical in 2011 and 2010 totaling $22.9 million and $23.7 million, respectively;
- The gain on a legal settlement in 2010 totaling $24.5 million;
- Fair value adjustments in 2010 and 2009 of a warrant associated with certain bridge financing arrangements, totaling $12.8 million and ($29.4) million, respectively;
- The write-off of deferred financing charges, including amortization of non-cash debt discounts, totaling $18.8 million and $6.7 million, in 2010 and 2009, respectively;
- The impairment of our goodwill and intangible assets in 2009 and 2008 totaling $38.0 million and $252.3 million, respectively; and
- The beneficial conversion charge of $68.8 million associated with our outstanding convertible preferred stock for 2008.

This information should not be considered as being indicative of future operations, and should be read in conjunction with Item 7. "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" and the consolidated financial statements and the notes thereto included elsewhere in this Form 10-K.

	2011	2010	2009	2008	2007
	Years Ended December 31, (In thousands, except for per share data)				
Statement of Operations Data:					
Product revenues	$189,035	$165,202	$ 237,664	$ 417,511	$537,691
Service revenues	265,586	279,120	182,117	262,012	175,420
Net revenues	454,621	444,322	419,781	679,523	713,111
Cost of products	103,220	94,658	165,923	289,795	386,849
Cost of services	177,956	183,931	121,720	181,980	119,679
Gross profit	173,445	165,733	132,138	207,748	206,583
Operating expenses:					
Research, development and engineering	24,569	25,227	44,855	49,541	49,965
Marketing and sales	31,269	30,405	34,945	47,854	43,877
General and administrative	50,812	57,254	72,510	70,893	48,847
Impairment of goodwill and intangible assets	—	—	38,044	252,283	—
Total operating expenses	106,650	112,886	190,354	420,571	142,689
Income (loss) from operations	66,795	52,847	(58,216)	(212,823)	63,894
Interest expense, net	(5,784)	(30,770)	(33,950)	(11,284)	(4,435)
Equity in losses of INOVA Geophysical	(22,862)	(23,724)	—	—	—
Loss on disposition of land division	—	(38,115)	—	—	—
Fair value adjustment of warrant	—	12,788	(29,401)	—	—
Gain on legal settlement	—	24,500	—	—	—
Impairment of cost method investments	(1,312)	(7,650)	(4,454)	—	—
Other income (expense)	(2,135)	228	(4,023)	4,200	(3,992)
Income (loss) before income taxes	34,702	(9,896)	(130,044)	(219,907)	55,467
Income tax expense (benefit)	10,136	26,942	(19,985)	1,131	12,823
Net income (loss)	24,566	(36,838)	(110,059)	(221,038)	42,644
Net income (loss) attributable to noncontrolling interests	208	—	—	—	—
Net income (loss) attributable to ION	24,774	(36,838)	(110,059)	(221,038)	42,644
Preferred stock dividends and accretion	1,352	1,936	3,500	3,889	2,388
Preferred stock beneficial conversion charge	—	—	—	68,786	—
Net income (loss) applicable to common shares	$ 23,422	$ (38,774)	$(113,559)	$(293,713)	$ 40,256
Net income (loss) per basic share	$ 0.15	$ (0.27)	$ (1.03)	$ (3.06)	$ 0.49
Net income (loss) per diluted share	$ 0.15	$ (0.27)	$ (1.03)	$ (3.06)	$ 0.45
Weighted average number of common shares outstanding	154,811	144,278	110,516	95,887	81,941
Weighted average number of diluted shares outstanding	156,090	144,278	110,516	95,887	97,321
Balance Sheet Data (end of year):					
Working capital[1]	$163,677	$171,851	$ (59,018)	$ 267,155	$220,522
Total assets	674,058	631,857	748,186	861,431	709,149
Notes payable and long-term debt	105,112	108,660	277,381	291,909	24,713
Total equity	425,812	380,447	282,468	325,070	476,240
Other Data:					
Capital expenditures	$ 11,060	$ 7,372	$ 2,966	$ 17,539	$ 11,375
Investment in multi-client library	143,782	64,426	89,635	110,362	64,279
Depreciation and amortization (other than multi-client library)	13,917	24,795	47,911	33,052	26,767
Amortization of multi-client library	77,317	85,940	48,449	80,532	37,662

[1] The negative working capital position as of December 31, 2009 shown above was the result of the re-classification of the majority of our then outstanding long-term debt as current and as a result of the fair value of a warrant associated with our prior bridge financing arrangements.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Note: The following should be read in conjunction with our Consolidated Financial Statements and related Notes to Consolidated Financial Statements that appear elsewhere in this Annual Report on Form 10-K. References to "Notes" in the discussion below refer to the numbered Notes to Consolidated Financial Statements.

Executive Summary

Our Business

We are a leading provider of geophysical technology, services, and solutions for the global oil and gas industry, offering advanced acquisition equipment, software and planning and seismic processing services to the global energy industry. Our product and service offerings allow exploration and production ("E&P") company operators to obtain higher resolution images of the subsurface to reduce the risk of exploration and reservoir development, and to enable seismic contractors to acquire geophysical data more efficiently.

We serve customers in all major energy producing regions of the world from strategically located offices in 19 cities on five continents. In March 2010, we contributed most of our land seismic equipment business to a joint venture we formed with BGP Inc., China National Petroleum Corporation ("BGP"), a wholly-owned oilfield geophysical services subsidiary of China National Petroleum Corporation ("CNPC"). The resulting joint venture company, organized under the laws of the People's Republic of China, is named INOVA Geophysical Equipment Limited ("INOVA Geophysical"). We believe that this joint venture will provide us the opportunity to further extend the geographic scope of our business through the sales and service facilities of BGP, especially in Africa, the Middle East, China and Southeast Asia.

Our products and services include the following:

- Seismic data processing and reservoir imaging services,
- Seismic data libraries,
- Planning services for survey design and optimization,
- Marine seismic data acquisition equipment,
- Navigation, command & control, and data management software products, and
- Land seismic data acquisition equipment (principally through our 49% ownership in INOVA Geophysical).

We operate our company through four business segments: Solutions, Systems, Software and our INOVA Geophysical joint venture.

- *Solutions* — advanced seismic data processing services for marine and land environments, reservoir solutions, onboard processing and quality control, seismic data libraries, and services by our GeoVentures services group.
- *Systems* — towed streamer and redeployable ocean bottom cable seismic data acquisition systems and shipboard recorders, streamer positioning and control systems and energy sources (such as air guns and air gun controllers) and analog geophone sensors.
- *Software* — software systems and related services for navigation and data management involving towed marine streamer and seabed operations.
- *INOVA Geophysical* — cable-based, cableless and radio-controlled seismic data acquisition systems, digital sensors, vibroseis vehicles (i.e. vibrator trucks) and source controllers for detonator and energy sources business lines.

Economic Conditions

Demand for our seismic data acquisition products and services is cyclical and substantially dependent upon activity levels in the oil and gas industry, particularly our customers' willingness and ability to expend their capital for oil and natural gas exploration and development projects. This demand is sensitive to current and expected future oil and natural gas prices. During 2011, West Texas Intermediate ("WTI") spot crude oil prices initially rose above $100 per barrel, followed by declines to approximately $80 per barrel near the end of the third quarter; during the fourth quarter of 2011, WTI spot crude oil prices rose again to end the year at around $100 per barrel. Brent crude oil prices have remained above $100 per barrel during most of 2011 ending the year at around $110 per barrel. During the middle of 2011, there was notable price divergence between the Brent and WTI benchmarks, as Brent oil prices were decoupled from the impact of excess oil inventories in the U.S. and WTI oil prices are decoupled from the political unrest in North Africa and the Middle East. Energy price forecasts are by their nature highly uncertain, but external reports indicate that oil prices are expected to remain resilient in 2012 as demand outpaces supply, particularly in developing countries in Asia. Unlike the recovery in oil prices, U.S. natural gas prices have remained depressed relative to 2008 levels, due to the excess supply of natural gas in the North American market. This trend continued in early 2012 as natural gas prices dipped below $3.00 per MMBtu. However, demand for natural gas has not deteriorated and industry interest in natural gas and oil shale opportunities continues to increase, along with developments in the technologies employed to locate and extract shale reserves.

Oil companies, seismic contractors and the E&P companies that are users of our products, services and technology reduced their capital spending levels in 2009 and 2010. However, we saw increased levels of capital spending related to E&P activity during the second half of 2010, which continued into 2011. We expect that exploration and production expenditures will continue to recover to the extent E&P companies and seismic contractors continue to see improved activity levels related to their business. The land seismic equipment business, particularly INOVA Geophysical's business in North America and Russia, continues to experience softness, but is trending in the right direction. According to external reports, global rig counts are at the highest levels in over two decades and are expected to grow over the next few years. Global E&P spend continues to grow to record amounts.

For 2011, our Solutions segment experienced a slight decrease in revenues compared to 2010, as decreases in data processing revenues and seismic data library sales could not be completely offset by improved strong multi-client new venture revenues. Our footprint in U.S. shale plays continues to expand with the completion of our first land multi-client new venture project, and with several other projects underway. In the process, we are increasing our technical understanding of shale plays and intend to leverage this expertise to broaden our shale footprint in both the U.S. and international markets in 2012. Although data library sales for 2011 did not reach 2010's levels, customer demand remains high for our data libraries covering offshore areas around the globe in which E&P companies have demonstrated a strong interest for exploration, including frontier basins off of East and West Africa, Brazil and in the Arctic. Throughout 2011, our Solutions segment's data processing business was negatively impacted by the slowdown in Gulf of Mexico exploration and production activities resulting from the Deepwater Horizon incident in April 2010. However, our data processing revenues grew sequentially in each quarter of 2011 and we ended the year with record backlog, which included receiving the single largest data processing contract award in our history during the fourth quarter. At December 31, 2011, our Solutions segment backlog, which consists of commitments for (i) data processing work by GXT and (ii) multi-client new venture projects by our GeoVentures group that have been underwritten, was $134.2 million compared with $80.9 million at December 31, 2010. We anticipate that the majority of this backlog will be recognized over the next 12 months. Based on the sequential improvements by our data processing business and the growing demand represented by the data processing component of our Solutions backlog, we expect our data processing business to return to its historical growth rates in 2012.

Our Software segment revenues increased slightly for 2011 compared to 2010, solely due to favorable foreign currency exchange rates. In terms of the segment's functional currency (British Pounds Sterling), Software segment revenues remained consistent with 2010 due to steady subscription sales of Orca software.

Revenues for our Systems segment increased significantly in 2011 compared to 2010, with strong demand for our marine products supported by slightly higher sales of our sensor geophone products. In addition, we recognized revenue from the twelve-streamer system sale to BGP in the fourth quarter of 2011.

Our land seismic business, particularly INOVA Geophysical's business in North America and Russia, continues to show signs of recovery. Due to the recent launches of Hawk and an improved FireFly system, we continue to see sequential quarterly improvement and expect INOVA to be break even in 2012.

Although the U.S. economic recovery has been slower than initially expected and global geopolitical tensions and regulatory uncertainties have adversely affected customers' purchasing plans with respect to certain regions of the world, we believe that several conditions currently exist that favor increased seismic spending for the years ahead. These conditions include the following:

- Demand for crude oil remains high and there is little spare production capacity at this time, particularly considering the geopolitical conditions in North Africa and the Middle East that have had the effect of placing a risk premium on crude oil prices;
- The natural decline in large oil reserves around the world has continued, and the pace of reinvestment into exploration and development will need to increase in order to minimize future rates of decline;
- Remaining oil reserves are proving harder to find, and the potential for large undiscovered or underdeveloped reservoirs in offshore locations should continue to drive demand by E&P companies and seismic contractors for improvements in marine equipment technology and offshore seismic data libraries;
- Large E&P companies are focusing on hydrocarbon reservoirs that are located in complex shale geological formations and more-difficult-to-access regions of the world, which should increase demand for newer and more efficient imaging processing and equipment technology solutions; and
- While U.S. natural gas prices may remain at depressed levels, investment in shale liquid markets should remain relatively strong in North America, and there is currently a high degree of interest in potentially productive shale areas in other parts of the world; in addition, companies will be under increasing pressure to find ways (including new technologies) to locate, find and produce shale gas on a more cost-efficient basis.

We believe that technologies that add a competitive advantage through improved imaging, cost reductions or improvements in well productivity will continue to be valued in our marketplace. We believe that our newest technologies such as DigiFIN, DigiSTREAMER, Orca and INOVA Geophysical's recently announced technologies (including FireFly DR31, Hawk SN11, UniVib, VectorSeis ML21 and upgrading its ARIES II product with digital sensor capabilities), will continue to attract customer interest, because those technologies are designed to deliver improvements in image quality within more productive delivery systems.

We are seeing increasing levels of demand for seismic services, and expect that 2012 will be a year of growth across all business segments for us. However, in stating these expectations, we are assuming that (i) the global economy will not slip back into a recession, (ii) the price of crude oil will remain above $80 per barrel, (iii) there will be an increase in the level of exploration and production activities in the US Gulf of Mexico and (iv) there will be increasing demand for seismic services in the Middle East and North Africa provided the geopolitical instability does not deteriorate further.

Key Financial Metrics

The following table provides an overview of key financial metrics for our company as a whole and our four business segments during the twelve months ended December 31, 2011, compared to those for 2010 and 2009 (in thousands, except per share amounts):

	Years Ended December 31,		
	2011	2010	2009
Net revenues:			
Solutions:			
Data Processing	$ 88,783	$107,997	$ 82,330
New Venture	98,335	81,293	71,135
Data Library	76,332	87,664	26,520
Total	$263,450	$276,954	$ 179,985
Systems:			
Towed Streamer	$111,453	$ 83,567	$ 83,398
Other	41,551	30,659	44,891
Total	$153,004	$114,226	$ 128,289
Software:			
Software Systems	$ 36,031	$ 34,465	$ 31,601
Services	2,136	2,166	2,132
Total	$ 38,167	$ 36,631	$ 33,733
Legacy Land Systems (INOVA)	$ —	$ 16,511	$ 77,774
Total	$454,621	$444,322	$ 419,781
Gross profit:			
Solutions	$ 84,647	$ 93,804	$ 59,844
Systems	61,109	48,557	52,934
Software	27,689	24,356	21,998
Legacy Land Systems (INOVA)	—	(984)	(2,638)
Total	$173,445	$165,733	$ 132,138
Gross margin:			
Solutions	32%	34%	33%
Systems	40%	43%	41%
Software	73%	66%	65%
Legacy Land Systems (INOVA)	—	(6%)	(3%)
Total	38%	37%	31%
Income (loss) from operations:			
Solutions	$ 50,620	$ 60,632	$ 27,746
Systems	33,034	27,749	31,209
Software	24,463	21,936	19,970
Legacy Land Systems (INOVA)	—	(9,623)	(40,881)
Corporate and other	(41,322)	(47,847)	(58,216)
Impairment of intangible assets	—	—	(38,044)
Total	$ 66,795	$ 52,847	$ (58,216)
Net income (loss) applicable to common shares	$ 23,422	$ (38,774)	$(113,559)
Basic net income (loss) per common share	$ 0.15	$ (0.27)	$ (1.03)
Diluted net income per (loss) common share	$ 0.15	$ (0.27)	$ (1.03)

We intend that the following discussion of our financial condition and results of operations will provide information that will assist in understanding our consolidated financial statements, the changes in certain key items in those financial statements from year to year, and the primary factors that accounted for those changes.

Our results of operations have been materially affected by the disposition of our land seismic equipment businesses to INOVA Geophysical in connection with its formation in March 2010, which affects the comparability of certain of the financial information contained in this Form 10-K. In order to assist with the comparability to our historical results of operations, certain of the financial tables and discussion below exclude the results of operations of our disposed legacy land equipment segment (which we refer to below as our "Legacy Land Systems" segment). The revenues, costs and expenses shown below that are identified as "Adjusted" reflect the exclusion of the revenues, costs and expenses of our disposed land equipment segment's business.

We account for our 49% interest in INOVA Geophysical as an equity method investment and record our share of earnings of INOVA Geophysical on a one fiscal quarter lag basis. Thus, for 2011 and 2010, we recognized in our consolidated results of operation our share of losses in INOVA Geophysical of approximately $22.9 million, which represents joint venture activity for the period from October 1, 2010 through September 30, 2011, and $23.7 million, which represents joint venture activity for the period from March 26, 2010 through September 30, 2010, respectively.

We expect to file an amendment to this Annual Report on Form 10-K on Form 10-K/A within six months after December 31, 2011 in order to file separate consolidated financial statements for INOVA Geophysical for the fiscal year ended December 31, 2011, as required under SEC Regulation S-X.

For a discussion of factors that could impact our future operating results and financial condition, see Item 1A. "*Risk Factors*" above.

Results of Operations

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

	Year Ended December 31, 2011	Year Ended December 31, 2010	
		As Reported	As Adjusted[1]
	(In thousands)		
Net revenues	$454,621	$444,322	$427,811
Cost of sales	281,176	278,589	261,094
Gross profit	173,445	165,733	166,717
Gross margin	38%	37%	39%
Operating expenses:			
Research, development and engineering	24,569	25,227	21,046
Marketing and sales	31,269	30,405	28,846
General and administrative	50,812	57,254	54,355
Total operating expenses	106,650	112,886	104,247
Income from operations	$ 66,795	$ 52,847	$ 62,470

[1] Excluding Legacy Land Systems (INOVA).

Our overall total net revenues of $454.6 million for 2011 increased $10.3 million, or 2%, compared to total net revenues for 2010. Excluding the results of operations of the Legacy Land Systems (INOVA) business, total net revenues increased $26.8 million, or 6%, for 2011. Our overall gross profit percentage for 2011 was 38%, comparable to 2010's percentage, as adjusted. Total operating expenses as a percentage of net revenues for 2011 and 2010 (as adjusted) were 23% and 24%, respectively. During 2011, we recorded income from operations of $66.8 million compared to $62.5 million for 2010, as adjusted.

Net Revenues, Gross Profits and Gross Margins (as adjusted, excluding Legacy Land Systems results for 2010)

Solutions — Net revenues for 2011 decreased by $13.5 million, to $263.5 million, compared to $277.0 million for 2010. This decrease was primarily due to lower data processing revenues as our data processing business was negatively impacted by the lagging effects of the slowdown in the Gulf of Mexico. This decrease was partially offset by increased demand for access to our multi-client new venture projects and licensing of data libraries in Greenland, East Africa and in North American shale plays, although overall data library sales were down. Gross profit decreased by $9.2 million to $84.6 million, representing a 32% gross margin, compared to $93.8 million, or a 34% gross margin, for 2010, primarily attributable to lower data processing revenues.

Systems — Net revenues for 2011 increased by $38.8 million to $153.0 million, compared to $114.2 million for 2010. This increase was driven primarily by higher sales of towed streamer and other marine products, including revenue recognized from the sale to BGP of a DigiSTREAMER twelve-streamer system. Gross profit for 2011 increased by $12.5 million to $61.1 million, representing a 40% gross margin, compared to $48.6 million, representing a 43% gross margin, for 2010. The decrease in gross margins in our Systems segment was primarily due to changes in product mix, with the large DigiSTREAMER system sale having a lower margin relative to our other marine streamer products, such as our positioning equipment.

Software — Net revenues for 2011 increased by $1.5 million, or 4%, to $38.2 million, compared to $36.6 million for 2010. The increase in revenues as expressed in U.S. Dollars was principally due to the effect of foreign currency exchange rate fluctuations. Expressed in British pounds sterling (the local currency), net revenues were flat. Gross profit increased by $3.3 million to $27.7 million compared to $24.4 million for 2010, while gross margins increased by 7% to 73% due to changes in product mix (there was a relative increase in software sales during 2011, which have higher margins than the associated hardware sales in this segment).

Operating Expenses (as adjusted, excluding Legacy Land Systems results for 2010)

Research, Development and Engineering — Research, development and engineering expense was $24.6 million, or 5% of net revenues, for 2011, an increase of $3.6 million compared to $21.0 million, or 5% of net revenues, for 2010, as adjusted. This increase in research and development expense was due to increased investment by our Systems segment to develop our next-generation marine technologies. We continue to strategically invest in our next generation of seismic data acquisition products and services, particularly in shale formation technologies and marine platforms, and we expect this investment will continue in the future.

Marketing and Sales — Marketing and sales expense of $31.3 million, or 7% of net revenues, for 2011 increased $2.5 million compared to $28.8 million, or 7% of net revenues, for 2010, as adjusted. This increase in marketing and sales expense was due to higher advertising and employment-related expenses. We intend to continue investing significant sums in our marketing efforts as we seek to penetrate markets with our latest products and services.

General and Administrative — General and administrative expenses of $50.8 million for 2011 decreased $3.6 million compared to $54.4 million, for the corresponding period of 2010, as adjusted. General and administrative expenses as a percentage of net revenues for 2011 and 2010 were 11% and 13%, respectively. This decrease in general and administrative expense was due to lower legal costs, and lower stock-based compensation and employment-related expenses. This decrease was partially offset by $2.9 million of severance charges primarily related to the restructuring of geophone operations in the Netherlands as we moved our manufacturing to lower-cost centers in Asia.

Non-operating Items

Interest Expense, net — Interest expense, net, of $5.8 million for 2011 decreased $25.0 million compared to $30.8 million for 2010. Our interest expense in 2010 included the accretion of approximately $8.7 million of non-cash debt discount (fully amortized in the first quarter of 2010) associated with two promissory notes payable to Bank of China, New York Branch, that we had signed and delivered to the bank in October 2009, and a write-off of $10.1 million of deferred financing charges related to our debt refinancing transactions during the first quarter of 2010. After excluding these two non-cash items, our 2010 interest expense, net, was $12.0 million for the year. Because of our March 2010 debt refinancing transactions, our interest expense was significantly lower in 2011 than we experienced in 2010 or 2009. For additional information, please refer to "— *Liquidity and Capital Resources — Sources of Capital*" below.

Equity in Losses of INOVA Geophysical — We account for our 49% interest in INOVA Geophysical as an equity method investment and record our share of earnings of INOVA Geophysical on a one fiscal quarter-lag basis. Thus, our share of INOVA Geophysical's losses for the periods from October 1, 2010 to September 30, 2011 and from March 26, 2010 through September 30, 2010 are included in our consolidated financial results for 2011 and 2010, respectively. For 2011 and 2010, we recorded our 49% share of equity losses of approximately $22.9 million (including $7.7 million that represents our share of a write-down of excess inventory) and $23.7 million (including $9.5 million that represents our share of a write-down of excess inventory), respectively. The global land seismic equipment business continues to be negatively impacted by reduced demand, particularly in North America and Russia. These businesses are starting to see an increase in tender activities from customers and we expect INOVA Geophysical to break even in 2012.

The following table reflects the summarized financial information for INOVA Geophysical for the period from October 1, 2010 through September 30, 2011 and the period from the formation of INOVA Geophysical on March 26, 2010 through September 30, 2010 (in thousands):

	October 1, 2010 through September 30, 2011	March 26, 2010 through September 30, 2010
Total net revenues	$138,735	$ 47,609
Gross profit (loss)	$ 5,765	$(21,574)
Loss from operations	$ (41,836)	$(45,423)
Net loss	$ (46,033)	$(48,416)

Impairment of Cost Method Investments — In 2011 and 2010, we recorded non-cash write-downs of $1.3 million and $7.6 million, respectively, related to other-than-temporary impairments of our investment in the equity of Reservoir Exploration Technology, ASA (RXT), a Norwegian seismic contractor. For additional information, please refer to Note 9 "*— Long-term Investments.*"

Other Income (Expense) — Other expense for 2011 was ($2.1) million compared to other income of $0.2 million for 2010. This difference primarily related to changes in foreign currency exchange rates associated with our operations in the United Kingdom.

Income Tax Expense — Income tax expense for 2011 was $10.1 million compared to $26.9 million for 2010. Income tax expense for 2011 included the establishment of $8.5 million of valuation allowance related to our share of INOVA Geophysical's 2011 net loss and the additional write-down of our investment in RXT. We continue to maintain a valuation allowance for a significant portion of our U.S. federal net deferred tax assets. In the event our expectations of future operating results change, an additional valuation allowance may be required to be established on our existing unreserved net U.S. deferred tax assets, which totaled $11.9 million at December 31, 2011. Our effective tax rates for 2011 and 2010 were 29.2% and 272.2% (provision on a loss), respectively. The change in our effective tax rate between 2011 and 2010 was due primarily to the transactions related to the formation of INOVA Geophysical in 2010, the establishment of additional valuation allowances and changes in the distribution of earnings between U.S. and foreign jurisdictions. Excluding the impact of these items, our effective tax rates would have been 17.2% and 14.5% for 2011 and 2010, respectively.

Preferred Stock Dividends — The preferred stock dividend relates to our Series D Preferred Stock. Quarterly dividends must be paid in cash. Dividends are paid at a rate equal to the greater of (i) 5.0% per annum or (ii) the three month LIBOR rate on the last day of the immediately preceding calendar quarter plus 2.5% per annum. The Series D Preferred Stock dividend rate was 5.0% at December 31, 2011. The total amount of dividends paid on our preferred stock in 2011 was less than in 2010 due to the conversion by the holder of the preferred stock in April 2010 of 43,000 shares of preferred stock into 9,659,231 shares of common stock.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

	Year Ended December 31, 2010		Year Ended December 31, 2009	
	As Reported	As Adjusted[1]	As Reported	As Adjusted[1]
	(In thousands)			
Net revenues	$444,322	$427,811	$419,781	$342,007
Cost of sales	278,589	261,094	287,643	207,231
Gross profit	165,733	166,717	132,138	134,776
Gross margin	37%	39%	31%	39%
Operating expenses:				
Research, development and engineering	25,227	21,046	44,855	23,496
Marketing and sales	30,405	28,846	34,945	29,363
General and administrative	57,254	54,355	72,510	61,208
Impairment of intangible assets	—	—	38,044	—
Total operating expenses	112,886	104,247	190,354	114,067
Income (loss) from operations	$ 52,847	$ 62,470	$ (58,216)	$ 20,709

[1] Excluding Legacy Land Systems (INOVA).

Our overall total net revenues of $444.3 million for 2010 increased $24.5 million, or 6%, compared to total net revenues for 2009. Excluding Legacy Land Systems (INOVA), total net revenues increased $85.8 million, or 25%, for the same comparative period. Our overall gross profit percentage for 2010 and 2009, as adjusted, was 39% for both years. Total operating expenses as a percentage of net revenues for 2010 and 2009, as adjusted, were, 24% and 33%, respectively. During 2010, as adjusted, we recorded income from operations of $62.5 million, compared to $20.7 million, during 2009, as adjusted.

Net Revenues, Gross Profits and Gross Margins (as adjusted, excluding Legacy Land Systems results)

Solutions — Net revenues for 2010 increased by $97.0 million, to $277.0 million, compared to $180.0 million for 2009. This increase was primarily due to greater seismic data library sales, particularly during the fourth quarter of 2010, driven by higher capital expenditures from our E&P customers. This increase in data library sales resulted from increased demand for seismic datasets from many regions across the world, including East and West Africa, Brazil and the Arctic. Our data processing services group delivered record revenues in 2010 while new venture revenues increased primarily due to successful completion of data acquisition for our Arctic programs in the third quarter. Gross profit increased by $34.0 million to $93.8 million, or a 34% gross margin, compared to $59.8 million, or a 33% gross margin, for 2009.

Systems — Net revenues for 2010 decreased by $14.1 million to $114.2 million, compared to $128.3 million for 2009. This decrease was driven primarily by lower geophone string sales as a result of the softness in land seismic activity. Gross profit for 2010 decreased by $4.3 million to $48.6 million, representing a 43% gross margin, compared to $52.9 million, representing a 41% gross margin, for 2009. The increase in gross margins in our Systems segment in 2010 was primarily due to changes in product mix, with proportionately higher sales of marine towed streamer products, which generally experienced higher margins compared to our other Systems products.

Software — Net revenues for 2010 increased by $2.9 million, or 9%, to $36.6 million, compared to $33.7 million for 2009. The increase was primarily due to the continued increased demand for our Orca software systems products. The increase, as expressed in U.S. Dollars, was partially offset by the effect of foreign currency exchange rate fluctuations. Expressed in British pounds sterling (the local currency), net revenues increased by £2.3 million, or 11%. Gross profit increased by $2.4 million to $24.4 million compared to $22.0 million for 2009, as gross margins of 66% remained fairly consistent for both years.

Operating Expenses (as adjusted, excluding Legacy Land Systems results)

Research, Development and Engineering — Research, development and engineering expense was $21.0 million, or 5% of net revenues, for 2010, as adjusted, a decrease of $2.5 million compared to $23.5 million, or

7% of net revenues, for 2009, as adjusted. This decrease in research and development expense was due to decreased salary and payroll expenses related to our reduced headcount, lower professional fees related to our previously implemented cost reduction measures, and lower supply and equipment costs due to the focus on our cost reduction measures. We continue to strategically invest in our next generation of seismic data acquisition products and services, and we expect this investment will continue in the future.

Marketing and Sales — Marketing and sales expense of $28.8 million, or 7% of net revenues, for 2010, as adjusted, decreased $0.6 million compared to $29.4 million, or 9% of net revenues, for the corresponding period of 2009, as adjusted. Even though our 2010 revenues, as adjusted, increased 25%, our 2010 marketing and sales expenses remained flat compared to the prior year's expenses due in part to the previously implemented cost reduction measures taken in 2009.

General and Administrative — General and administrative expenses of $54.4 million, for 2010, as adjusted, decreased $6.8 million compared to $61.2 million, for 2009, as adjusted. General and administrative expenses as a percentage of net revenues for 2010 and 2009 were 13% and 18%, respectively. A portion of this decrease in general and administrative expense was due to a $3.3 million stock-based compensation expense (with respect to an out-of-period item) recorded in 2009, related to financial accounting adjustments resulting from certain differences between estimated and actual forfeitures of stock-based compensation awards. The remainder of the decrease was due to lower salary and payroll expenses related to our reduced headcount, and by lower bad debt expense, compared to the prior year.

Non-operating Items

Interest Expense, net — Interest expense, net, of $30.8 million for 2010 decreased $3.2 million compared to $34.0 million for 2009. Our interest expense in 2010 included the accretion of approximately $8.7 million of non-cash debt discount (fully amortized in the first quarter of 2010) associated with two convertible promissory notes payable to Bank of China, New York Branch, that we had executed and delivered to that bank in October 2009 and a write-off of $10.1 million of deferred financing charges related to our debt refinancing transactions during the first quarter of 2010. After excluding these two non-cash items, our 2010 interest expense, net, was $12.0 million for the year. For additional information, please refer to "*— Liquidity and Capital Resources — Sources of Capital*" below.

Equity in Losses of INOVA Geophysical — We account for our 49% interest in INOVA Geophysical as an equity method investment and record our share of earnings and losses of INOVA Geophysical on a one fiscal quarter-lag basis. Thus, our share of INOVA Geophysical's losses for the period from March 26, 2010 to September 30, 2010 is included in our consolidated financial results for 2010. For 2010, we recorded our 49% share of equity losses of approximately $23.7 million (including $9.5 million that represents our share of a write-down of excess inventory).

Loss on Disposition of Land Division — As a result of the formation of our INOVA Geophysical joint venture and our contribution of most of our land equipment assets to the joint venture, we deconsolidated certain land equipment assets and liabilities from our consolidated financial statements, and recognized a net loss on disposition. The majority of the loss ($21.2 million) recognized from this transaction related to accumulated foreign currency translation adjustments (effect of exchange rates) for our foreign subsidiaries, mainly in Canada. For additional information, please refer to Note 3 "*— Formation of INOVA Geophysical and Related Financing Transactions.*"

Fair Value Adjustment of Warrant — In October 2009, we issued to BGP a warrant to purchase shares of our common stock (the "Warrant") in connection with certain bridge financing arrangements. BGP elected not to exercise the Warrant and, on March 25, 2010, BGP terminated the Warrant and surrendered it to ION. Prior to its termination, the Warrant was required to be accounted for as a liability at its fair value. During the fourth quarter of 2009, we recorded a negative non-cash fair value adjustment of $29.4 million, reflecting the increase in fair value of the Warrant from its date of issuance through December 31, 2009. During the first quarter of 2010, we recorded a positive non-cash fair value adjustment of $12.8 million, reflecting the decrease in the fair value of the Warrant from January 1, 2010 through March 25, 2010. For additional information, please refer to Note 3 "*— Formation of INOVA Geophysical and Related Financing Transactions.*"

Gain on Legal Settlement — In 2010, we recorded a gain related to cash received from our legal settlement with Greatbatch, Inc. For additional information, please refer to Note 20 "*— Legal Matters.*"

Impairment of Cost Method Investments — In 2010, we recorded a non-cash write-down of $7.6 million related to an other-than-temporary impairment of our investment in RXT shares. For additional information, please refer to Note 9 "*— Long-term Investments.*"

Other Income (Expense) — Other income for 2010 was $0.2 million compared to other expense of ($4.0) million for 2009. This difference primarily related to changes in foreign currency exchange rates associated with our operations in the United Kingdom.

Income Tax Expense (Benefit) — Income tax expense for 2010 was $26.9 million compared to a tax benefit of ($20.0) million for 2009. Income tax expense for 2010 included $16.3 million of expense related to the transactions involved in the formation of INOVA Geophysical as well as the establishment of $11.0 million of valuation allowance related to our share of INOVA Geophysical's 2010 net loss and the write-down of an investment we made in the equity of Reservoir Exploration Technology, ASA (RXT). Also included in income tax expense for 2010 was $3.9 million of benefit related to alternative minimum tax. As of December 31, 2010, our existing unreserved net U.S. deferred tax assets totalled $7.2 million. Our effective tax rates for 2010 and 2009 were 272.2% (provision on a loss) and 15.4% (benefit on a loss), respectively. The change in our effective tax rate for 2010 was due primarily to the transactions involved in the formation of the INOVA Geophysical, the establishment of valuation allowances and changes in the distribution of earnings between U.S. and foreign jurisdictions, partially offset by recognition of a benefit related to alternative minimum tax. Excluding the impact of these transactions, our effective tax rate would have been 14.5% (provision on income) for 2010.

Preferred Stock Dividends — The preferred stock dividend relates to our Series D Preferred Stock. Quarterly dividends must be paid in cash. Dividends are paid at a rate equal to the greater of (i) 5.0% per annum or (ii) the three month LIBOR rate on the last day of the immediately preceding calendar quarter plus 2.5% per annum. The Series D Preferred Stock dividend rate was 5.0% at December 31, 2010. The total amount of dividends paid on our preferred stock in 2010 was less than in 2009 due to the conversion by the holder of the preferred stock of 43,000 shares of preferred stock into 9,659,231 shares of common stock in April 2010.

Liquidity and Capital Resources

Sources of Capital

Our cash requirements include our working capital requirements, and cash required for our debt service payments, dividend payments on our preferred stock, seismic data acquisitions and capital expenditures. As of December 31, 2011, we had working capital of $163.7 million, which included $42.4 million of cash on hand and $20.0 million of short-term investments. Working capital requirements are primarily driven by our continued investment in our multi-client seismic data library ($143.8 million in fiscal 2011) and, to a lesser extent, our inventory purchase obligations. At December 31, 2011, our outstanding inventory purchase obligations were $16.5 million. Also, our headcount has traditionally been a significant driver of our working capital needs. Because a significant portion of our business is involved in the planning, processing and interpretation of seismic data services, one of our largest investments is in our employees, which involves cash expenditures for their salaries, bonuses, payroll taxes and related compensation expenses. Our working capital requirements may change from time to time depending upon many factors, including our operating results and adjustments in our operating plan required in response to industry conditions, competition, acquisition opportunities and unexpected events. In recent years, our primary sources of funds have been cash flows generated from our operations, our existing cash balances, debt and equity issuances and borrowings under our revolving credit and term loan facilities (see "*— Revolving Line of Credit and Term Loan Facility*" below)

At December 31, 2011, our principal outstanding credit facility included:

- A revolving line of credit sub-facility providing for borrowings of up to $100.0 million (no borrowings were outstanding as of that date); and

- A $99.3 million remaining principal amount of a term loan sub-facility.

Revolving Line of Credit and Term Loan Facility — On March 25, 2010, we, our Luxembourg subsidiary, ION International S.à r.l. ("ION Sàrl"), and certain of our other U.S. and foreign subsidiaries entered into a new credit facility (the "Credit Facility"). The terms of the Credit Facility are set forth in a credit agreement dated March 25, 2010 (the "Credit Agreement"), by and among us, ION Sàrl and China Merchants Bank Co., Ltd., New York Branch ("CMB"), as administrative agent and lender. Our obligations under the Credit Facility are guaranteed by certain of our material U.S. subsidiaries and the obligations of ION Sàrl under the Credit Facility are guaranteed by certain of our material U.S. and foreign subsidiaries, in each case that are parties to the Credit Agreement. INOVA Geophysical is also providing a bank stand-by letter of credit as credit support for our obligations under the Credit Agreement.

The Credit Facility provides us with a revolving line of credit of up to $100.0 million in borrowings (including borrowings for letters of credit), and refinanced our outstanding term loan under our previous syndicated credit facility with a new term loan in the original principal amount of $106.3 million. The Credit Facility permits direct borrowings by ION Sàrl for use by our foreign subsidiaries.

Under the Credit Facility, up to $75.0 million is available for revolving line of credit borrowings by us, and up to $60.0 million (or its equivalent in foreign currencies) is available for revolving line of credit borrowings by ION Sàrl, but the total amounts borrowed may not exceed $100.0 million. Borrowings under the Credit Facility are not subject to a borrowing base. As of December 31, 2011, we had no indebtedness outstanding under the revolving line of credit.

Revolving credit borrowings under the Credit Facility may be utilized to fund the working capital needs of ION and our subsidiaries, to finance acquisitions and investments and for general corporate purposes. In addition, the Credit Facility includes a $35.0 million sub-limit for the issuance of documentary and stand-by letters of credit.

The revolving credit indebtedness and term loan indebtedness under the Credit Facility are each scheduled to mature on March 24, 2015. The principal amount under the term loan is subject to scheduled quarterly amortization payments of $1.0 million per quarter until the maturity date, with the remaining unpaid principal balance due upon the maturity date. The indebtedness under the Credit Facility may sooner mature on a date that is 18 months after the earlier of (i) any dissolution of INOVA Geophysical, or (ii) the administrative agent determining in good faith that INOVA Geophysical is unable to perform its obligations under its credit support obligations that it has provided under the Credit Facility.

The interest rate per annum on borrowings under the Credit Facility will be, at our option:

- An alternate base rate equal to the sum of (i) the greatest of (a) the prime rate of CMB, (b) a federal funds effective rate plus 0.50%, or (c) an adjusted LIBOR-based rate plus 1.0%, and (ii) an applicable interest margin of 2.5%; or

- For eurodollar borrowings and borrowings in Euros, Pounds Sterling or Canadian Dollars, the sum of (i) an adjusted LIBOR-based rate, and (ii) an applicable interest margin of 3.5%.

As of December 31, 2011, the $99.3 million in outstanding term loan indebtedness under the Credit Facility accrued interest at a rate of 4.1% per annum.

Our obligations and the guarantee obligations of the U.S. guarantors are secured by a first-priority security interest in 100% of the stock of all U.S. guarantors and 65% of the stock of certain first-tier foreign subsidiaries and by substantially all other assets of ION and the U.S. guarantors. The obligations of ION Sàrl and the foreign guarantors are secured by a first-priority security interest in 100% of the stock of the foreign guarantors and the U.S. guarantors and substantially all other assets of the foreign guarantors, the U.S. guarantors and ION.

The agreements governing the Credit Facility contain covenants that restrict the borrowers, the guarantors and their subsidiaries, subject to certain exceptions, from:

- Incurring additional indebtedness (including capital lease obligations), granting or incurring additional liens on our properties, pledging shares of our subsidiaries, entering into certain merger or other change-in-control transactions, entering into transactions with our affiliates, making certain sales or other dispositions of assets, making certain investments, acquiring other businesses and entering into sale-leaseback transactions with respect to our properties;
- Paying cash dividends on our common stock; and
- Repurchasing and acquiring our capital stock, unless there is no event of default under the Credit Agreement and the amount of such repurchases does not exceed an amount equal to (i) 25% of our consolidated net income for the prior fiscal year, less (ii) the amount of any cash dividends paid on our common stock.

The Credit Facility requires compliance with certain financial covenants, including certain requirements that became effective on June 30, 2011 and are in effect for each fiscal quarter thereafter for ION and its U.S. subsidiaries to:

- Maintain a minimum fixed charge coverage ratio in an amount equal to at least 1.125 to 1;
- Not exceed a maximum leverage ratio of 3.25 to 1; and
- Maintain a minimum tangible net worth of at least 60% of ION's tangible net worth as of March 31, 2010.

The fixed charge coverage ratio is defined as the ratio of (i) our consolidated EBITDA less cash income tax expense and non-financed capital expenditures, to (ii) the sum of scheduled payments of lease payments and payments of principal indebtedness, interest expense actually paid and cash dividends, in each case for the four consecutive fiscal quarters most recently ended. The leverage ratio is defined as the ratio of (x) total funded consolidated debt, capital lease obligations and issued letters of credit (net of cash collateral) to (y) our consolidated EBITDA for the four consecutive fiscal quarters most recently ended. As of December 31, 2011, we were in compliance with these financial covenants and we expect to remain in compliance with these financial covenants throughout 2012.

The Credit Agreement contains customary event of default provisions (including a "change of control" event affecting us), the occurrence of which could lead to an acceleration of ION's obligations under the Credit Facility. The Credit Agreement also provides that certain acts of bankruptcy, insolvency or liquidation of INOVA Geophysical or BGP would constitute additional events of default under the Credit Facility.

Interest Rate Caps — We use derivative financial instruments to manage our exposure to the interest rate risks related to the variable rate debt under our term loan indebtedness. We do not use derivatives for trading or speculative purposes and only enter into contracts with major financial institutions based on their credit rating and other factors.

In August 2010, we entered into an interest rate cap agreement and purchased interest rate caps having an initial notional amount of $103.3 million with a three-month average LIBOR cap of 2.0%. If and when the three-month average LIBOR rate exceeds 2.0%, the LIBOR portion of interest owed by us would be effectively capped at 2.0%. This initial notional amount was set to equal the projected outstanding balance under our term loan facility at December 31, 2010. The notional amount was then set so as not to exceed the outstanding balance of our term loan facility over a period that extends through March 29, 2013. We purchased these interest rate caps for an amount equal to approximately $0.4 million. We designated the interest rate caps as cash flow hedges.

In July 2011, we purchased additional interest rate caps related to our term loan facility. The notional amounts, together with the notional amounts of the interest rate caps purchased in August 2010, were set so as not to exceed the outstanding balance of our term loan facility over a period that extends through March 31, 2014. We purchased these interest rate caps for an amount equal to approximately $0.3 million and designated the interest rate caps as cash flow hedges. See further discussion regarding these interest rate caps at Note 13 "— *Long-term Debt, Lease Obligations and Interest Rate Caps.*"

Meeting our Liquidity Requirements

As of December 31, 2011, our total outstanding indebtedness (including capital lease obligations) was approximately $105.1 million, consisting of approximately $99.3 million outstanding under the term loan, $3.0 million relating to our facility lease obligation and $2.8 million of capital leases. As of December 31, 2011, we had no amounts drawn on our revolving line of credit under our Credit Facility, and had approximately $42.4 million of cash on hand and $20.0 million of short-term investments.

For 2011, total capital expenditures, including investments in our multi-client data library, were $143.8 million, and we are projecting capital expenditures for the year 2012 to be between $150 million to $170 million. Of the total projected 2012 capital expenditures, we are estimating that approximately $130 million to $150 million will be spent on investments in our multi-client data library, but we are anticipating that most of these investments will be underwritten by our customers. To the extent our customers' commitments do not reach an acceptable level of pre-funding, the amount of our anticipated investment in these data libraries could be significantly less.

Cash Flow from Operations

We have historically financed our operations from internally-generated cash and funds from equity and debt financings. Cash and cash equivalents were $42.4 million, which excludes $20.0 million of excess cash invested in short-term bank certificates of deposit, at December 31, 2011, compared to $84.4 million at December 31, 2010. Net cash provided by operating activities was $130.0 million for 2011, compared to $133.4 million for 2010. Similar to last year, we expect that our increase in sales activity during the fourth quarter of the year, resulting in an increase in our accounts receivable balances at year end, will have a positive impact to our cash balances in the first quarter of 2012 as we convert these receivables into cash.

Cash and cash equivalents were $84.4 million at December 31, 2010, compared to $16.2 million at December 31, 2009. Net cash provided by operating activities was $133.4 million for 2010, compared to $52.0 million for 2009. The increase in our cash flows from operations was due in part to the increase in our income from operations for 2010 compared to our loss from operations for 2009. Also positively impacting 2010 cash flows was a legal settlement of $24.5 million cash collected in the fourth quarter of 2010. Further positively impacting our cash provided by operations was our cash collections in 2010 related to increased sales of data libraries during the fourth quarter of 2010; the investment in these data libraries had been made prior to 2010.

Cash Flow from Investing Activities

Net cash flow used in investing activities was $181.6 million for 2011, compared to net cash provided by investing activities of $27.5 million for 2010. The principal uses of cash in our investing activities during 2011 was $143.8 million of continued investments in our multi-client data library, our net investment of $20.0 million of excess cash in short-term bank certificates of deposit, our $11.1 million investment in property, plant and equipment and our $6.5 million investment in a convertible note.

Net cash flow provided by investing activities was $27.5 million for 2010, compared to a net use of cash for investing activities of $91.6 million for 2009. The principal source of cash in our investing activities during 2010 was $99.8 million in net proceeds received by us from BGP in exchange for BGP's purchase from us of a 51% equity interest in INOVA Geophysical. This source of cash was partially offset by $64.4 million of investments we made in our multi-client data library.

Cash Flow from Financing Activities

Net cash flow provided by financing activities was $9.8 million for 2011, compared to $92.7 million of net cash flow used in financing activities for 2010. The net cash flow provided by financing activities during 2011 was primarily related to proceeds from stock option exercises of $13.1 million and an excess tax benefit from stock-based compensation of $3.3 million. This cash inflow was partially offset by payments on our long-term debt of $6.1 million. We also paid $1.4 million in cash dividends on our outstanding Series D Preferred Stock in 2011.

Net cash flow used in financing activities was $92.7 million for 2010, compared to $19.7 million of net cash flow provided by financing activities for 2009. The net cash flow used in financing activities during 2010 was primarily related to net repayments on our prior revolving credit facility of $89.4 million and payments on our notes payable and long-term debt of $145.6 million. This cash outflow was partially offset by proceeds of $38.0 million from the issuance of shares of our common stock to BGP in March 2010 and net proceeds of $105.7 million related to the funding of the refinanced term loan under the Credit Facility. We also paid $1.9 million in cash dividends on our outstanding Series D Preferred Stock in 2010.

Inflation and Seasonality

Inflation in recent years has not had a material effect on our costs of goods or labor, or the prices for our products or services. Traditionally, our business has been seasonal, with strongest demand in the fourth quarter of our fiscal year. We experienced increased demand in the fourth quarters of both 2010 and 2011 driven by increased capital expenditures from our E&P customers, consistent with our historical seasonality.

Future Contractual Obligations

The following table sets forth estimates of future payments of our consolidated contractual obligations, as of December 31, 2011 (in thousands):

Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Long-term debt	$102,297	$ 4,714	$ 9,798	$87,785	$ —
Interest on long-term debt obligations	12,901	4,283	7,796	822	—
Equipment capital lease obligations	2,815	1,056	1,759	—	—
Operating leases	48,990	11,368	10,018	6,558	21,046
Product warranty	715	715	—	—	—
Purchase obligations	16,496	16,496	—	—	—
Total	$184,214	$38,632	$29,371	$95,165	$21,046

The long-term debt and lease obligations at December 31, 2011 included $99.3 million under our term loan scheduled to mature in 2015 and $3.0 million of indebtedness related to our Stafford, Texas facility sale-leaseback arrangement. The $2.8 million of capital lease obligations relates to GXT's financing of computer and other equipment purchases.

The operating lease commitments at December 31, 2011 relate to our leases for certain equipment, offices, processing centers, and warehouse space under non-cancelable operating leases. Our purchase obligations primarily relate to our committed inventory purchase orders for which deliveries are scheduled to be made in 2012.

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States requires management to make choices between acceptable methods of accounting and to use judgment in making estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses. The following accounting policies are based on, among other things, judgments and assumptions made by management that include inherent risk and uncertainties. Management's estimates are based on the relevant information available at the end of each period. We believe that all of the judgments and estimates used to prepare our financial statements were reasonable at the time we made them, but circumstances may change requiring us to revise our estimates in ways that could be materially adverse to our results of operations and financial condition. Management has discussed these critical accounting estimates with the Audit Committee of our Board of Directors and the Audit Committee has reviewed our disclosures relating to the estimates in this Management's Discussion and Analysis.

Revenue Recognition

We derive revenue from the sale of (i) seismic data acquisition systems and other seismic equipment within our Systems segment; (ii) multi-client surveys, licenses of "off-the-shelf" data libraries and imaging services, within our Solutions segment; and (iii) navigation, survey and quality control software systems within our Software segment.

Acquisition Systems and Other Seismic Equipment — For the sales of seismic data acquisition systems and other seismic equipment, we follow the requirements of ASC 605-10 "*Revenue Recognition*" and recognize revenue when (a) evidence of an arrangement exists; (b) the price to the customer is fixed and determinable; (c) collectibility is reasonably assured; and (d) the acquisition system or other seismic equipment is delivered to the customer and risk of ownership has passed to the customer, or, in the case in which a substantive customer-specified acceptance clause exists in the contract, the later of delivery or when the customer-specified acceptance is obtained

Multi-Client Surveys, Data Libraries and Imaging Services — Revenues from multi-client surveys are recognized as the seismic data is acquired and/or processed on a proportionate basis as work is performed. Under this method, we recognize revenues based upon quantifiable measures of progress, such as kilometers acquired or days processed. Upon completion of a multi-client seismic survey, the survey data is considered "on-the-shelf," and licenses to the survey data are sold to customers on a non-exclusive basis. The license of a completed multi-client survey is represented by the license of one standard set of data. Revenues on licenses of completed multi-client data surveys are recognized when (a) a signed final master geophysical data license agreement and accompanying supplemental license agreement are returned by the customer; (b) the purchase price for the license is fixed or determinable; (c) delivery or performance has occurred; and (d) no significant uncertainty exists as to the customer's obligation, willingness or ability to pay. In limited situations, we have provided the customer with a right to exchange seismic data for another specific seismic data set. In these limited situations, we recognize revenue at the earlier of the customer exercising its exchange right or the expiration of the customer's exchange right.

Revenues from all imaging and other services are recognized when persuasive evidence of an arrangement exists, the price is fixed or determinable, and collectibility is reasonably assured. Revenues from contract services performed on a day-rate basis are recognized as the service is performed.

Software — For the sales of navigation, survey and quality control software systems, we follow the requirements for these transactions of ASC 985-605 "*Software Revenue Recognition.*" We recognize revenue from sales of these software systems when (a) evidence of an arrangement exists; (b) the price to the customer is fixed and determinable; (c) collectibility is reasonably assured; and (d) the software is delivered to the customer and risk of ownership has passed to the customer, or, in the limited case in which a substantive customer-specified acceptance clause exists, the later of delivery or when the customer-specified acceptance is obtained. These arrangements generally include us providing related services, such as training courses, engineering services and annual software maintenance. We allocate revenue to each element of the arrangement based upon vendor-specific objective evidence ("VSOE") of fair value of the element or, if VSOE is not available for the delivered element, we apply the residual method.

In addition to perpetual software licenses, we offer certain time-based software licenses. For time-based licenses, we recognize revenue ratably over the contract term, which is generally two to five years.

Multiple-element Arrangements — When separate elements (such as an acquisition system, other seismic equipment and/or imaging services) are contained in a single sales arrangement, or in related arrangements with the same customer, we follow the requirements of ASC 605-25 "*Accounting for Multiple-Element Revenue Arrangement*" (ASC 605-25). The multiple element arrangements guidance codified in ASC 605-25 was modified as a result of the final consensus reached in Accounting Standards Update ("ASU") 2009-13, "*Revenue Arrangements with Multiple Deliverables*." We adopted this new guidance as of January 1, 2010. Accordingly, we applied this guidance to transactions initiated or materially modified on or after January 1, 2010. The new guidance does not apply to software sales accounted for under ASC 985-605. There was no material impact as a result of adopting this guidance to our results of operations for 2010.

This guidance eliminates the residual method of allocation for multiple-deliverable revenue arrangements and requires that arrangement consideration be allocated at the inception of an arrangement to all deliverables using the relative selling price method. We allocate arrangement consideration to each deliverable qualifying as a separate unit of accounting in an arrangement based on its relative selling price. We determine selling price using VSOE, if it exists, and otherwise third-party evidence ("TPE"). If neither VSOE nor TPE of selling price exists for a unit of accounting, we use estimated selling price ("ESP"). We generally expect that we will not be able to establish TPE due to the nature of the markets in which we compete, and, as such, we typically will determine selling price using VSOE or if not available, ESP. VSOE is generally limited to the price charged when the same or similar product is sold on a standalone basis. If a product is seldom sold on a standalone basis, it is unlikely that we can determine VSOE for the product.

The objective of ESP is to determine the price at which we would transact if the product were sold by us on a standalone basis. Our determination of ESP involves a weighting of several factors based on the specific facts and circumstances of the arrangement. Specifically, we consider the anticipated margin on the particular deliverable, the selling price and profit margin for similar products and our ongoing pricing strategy and policies.

We believe this guidance principally impacts our Systems division in which a typical arrangement might involve the sale of various products of our acquisition systems and other seismic equipment. Products under these arrangements are often delivered to the customer within the same period, but in certain situations, depending upon product availability and the customer's delivery requirements, the products could be delivered to the customer at different times. In these situations, we consider our products to be separate units of accounting provided the delivered product has value to the customer on a standalone basis. We consider a deliverable to have standalone value if the product is sold separately by us or another vendor or could be resold by the customer. Further, our revenue arrangements generally do not include a general right of return relative to the delivered products.

In July 2010, we contracted with BGP for the sale of a twelve-streamer DigiSTREAMER system. BGP deployed the system into its commercial operations during the fourth quarter of 2011. The contract included customer-specified acceptance criteria, which we met and BGP accepted in the fourth quarter of 2011. The contract contained multiple deliverables, of which the streamer system, related system components and certain services were delivered or performed in 2011, and additional streamers and certain services are expected to be delivered or performed during 2012. We determined that the deliverables in this transaction had value to BGP on a standalone basis and allocated the arrangement consideration to each separate deliverable based on its relative selling price using ESP. In the fourth quarter of 2011, we had recognized the majority of revenues related to this sale. See further discussion of related party revenues at "— *Certain Relationships and Related Party Transactions.*"

In addition, pursuant to the transitional requirements of the new multiple element revenue guidance, we adopted the guidance codified by ASU 2009-14, "*Certain Arrangements That Include Software Elements*," as of January 1, 2010. This guidance amended the accounting model for revenue arrangements that includes both tangible products and software elements, such that tangible products containing both software and non-software components that function together to deliver the tangible product's essential functionality are no longer within the scope of software revenue guidance. There was not a material impact to our financial statements of adopting this guidance.

Multi-Client Data Library

Our multi-client data library consists of seismic surveys that are offered for licensing to customers on a non-exclusive basis. The capitalized costs include the costs paid to third parties for the acquisition of data and related activities associated with the data creation activity and direct internal processing costs, such as salaries, benefits, computer-related expenses, and other costs incurred for seismic data project design and management. For 2011, 2010 and 2009, we capitalized, as part of our multi-client data library, $2.4 million, $2.8 million, and $3.8 million, respectively, of direct internal processing costs.

Our method of amortizing the costs of an in-process multi-client data library (the period during which the seismic data is being acquired and/or processed) is the percentage of actual revenue recognized to the total estimated revenue (or ultimate revenue) multiplied by the total cost of the project (the sales forecast method). Once a multi-client data library is complete, the survey data is considered "on-the-shelf" and our method of amortization is then the greater of (i) the sales forecast method or (ii) the straight-line basis over a four-year period. The sales forecast method is our primary method of calculating amortization. We have determined the amortization period of four years based upon our historical experience that indicates that the majority of our revenues from multi-client surveys are derived during the acquisition and processing phases and during four years subsequent to survey completion.

Estimated sales are determined based upon discussions with our customers, our experience, and our knowledge of industry trends. Changes in sales estimates may have the effect of changing the percentage relationship of cost of services to revenue. In applying the sales forecast method, an increase in the projected sales of a survey will result in lower cost of services as a percentage of revenue, and higher earnings when revenue associated with that particular survey is recognized, while a decrease in projected sales will have the opposite effect. Assuming that the overall volume of sales mix of surveys generating revenue in the period was held constant in 2011, an increase in 10% in the sales forecasts of all surveys would have decreased our amortization expense by approximately $4.6 million.

We estimate the ultimate revenue expected to be derived from a particular seismic data survey over its estimated useful economic life to determine the costs to amortize, if greater than straight-line amortization. That estimate is made by us at the project's initiation. For a completed multi-client survey, we review the estimate quarterly. If during any such review, we determine that the ultimate revenue for a survey is expected to be materially more or less than the original estimate of total revenue for such survey, we decrease or increase (as the case may be) the amortization rate attributable to the future revenue from such survey. In addition, in connection with such reviews, we evaluate the recoverability of the multi-client data library, and if required under ASC 360 "*Accounting for the Impairment and Disposal of Long-Lived Assets*," (ASC 360) record an impairment charge with respect to such data. There were no impairment charges during 2011, 2010 and 2009.

Equity Method Investment

We use the equity method of accounting for investments in entities in which we have an ownership interest between 20% and 50% and exercise significant influence. Under this method, an investment is carried at the acquisition cost, plus our equity in undistributed earnings or losses since acquisition. As provided by ASC 815 "*Investments*," we record our share of earnings or losses of INOVA Geophysical on a one fiscal quarter lag basis. Thus, our share of INOVA Geophysical's results for the period from October 1, 2010 through September 30, 2011 and from March 26, 2010 through September 30, 2010 are included in our financial results for the twelve months ended December 31, 2011 and 2010, respectively.

Reserve for Excess and Obsolete Inventories

Our reserve for excess and obsolete inventories is based on historical sales trends and various other assumptions and judgments, including future demand for our inventory and the timing of market acceptance of our new products. Should these assumptions and judgments not be realized for reasons such as delayed market acceptance of our new products, our valuation allowance would be adjusted to reflect actual results. Our industry is subject to technological change and new product development that could result in obsolete inventory. Our valuation reserve for inventory at December 31, 2011 was $13.0 million compared to $12.9 million at December 31, 2010.

Goodwill and Other Intangible Assets

Goodwill is allocated to our reporting units, which is either the operating segment or one reporting level below the operating segment. For purposes of performing the impairment test for goodwill as required by ASC 350 "*Intangibles — Goodwill and Other*" (ASC 350), we established the following reporting units: Marine Systems, Sensor Geophone, Software, and Solutions. To determine the fair value of our reporting units, we use a discounted future returns valuation method. If we had established different reporting units or utilized different valuation methodologies, our impairment test results could differ.

In accordance with ASC 350, we are required to evaluate the carrying value of our goodwill at least annually for impairment, or more frequently if facts and circumstances indicate that it is more likely than not impairment has occurred. We formally evaluate the carrying value of our goodwill for impairment as of December 31 for each of our reporting units. If the carrying value of a reporting unit of an entity that includes goodwill is determined to be more than the fair value of the reporting unit, there exists the possibility of impairment of goodwill. An impairment loss of goodwill is measured in two steps by first allocating the fair value of the reporting unit to net assets and liabilities including recorded and unrecorded other intangible assets to determine the implied carrying value of goodwill. The next step is to measure the difference between the carrying value of goodwill and the implied carrying value of goodwill, and, if the implied carrying value of goodwill is less than the carrying value of goodwill, an impairment loss is recorded equal to the difference.

We completed our annual goodwill impairment testing as of December 31, 2011 and 2010 noting no impairments. Our goodwill as of December 31, 2011 was comprised of $27.0 million in our Marine Systems, $24.3 million in our Software and $2.7 million in our Solutions reporting units. The goodwill in our Solutions reporting unit related to our acquisition of a controlling interest in a data processing business that occurred in December 2011. Our 2011 and 2010 annual impairment tests both indicated that the fair value of our Marine Systems and Software reporting units significantly exceeded their carrying values. Our analyses are based upon our internal operating forecasts, which include assumptions about market and economic conditions. However, if our estimates or related projections associated with the reporting units significantly change in the future, we may be required to record further impairment charges. If the operational results of our segments are lower than forecasted or the economic conditions are worse than expected, then the fair value of our segments will be adversely affected.

Our intangible assets other than goodwill relate to proprietary technology, patents, customer relationships and trade names that are amortized over the estimated periods of benefit (ranging from 4 to 20 years). Following the guidance of ASC 360, we review the carrying values of these intangible assets for impairment if events or changes in the facts and circumstances indicate that it is more likely than not their carrying value may not be recoverable. Any impairment determined is recorded in the current period and is measured by comparing the fair value of the related asset to its carrying value. For 2009, we determined that certain of the intangible assets (customer relationships and proprietary technology) associated with our ARAM acquisition (now part of INOVA Geophysical) were impaired and recorded impairment charges of $38.0 million.

Similar to our treatment of goodwill, in making these assessments, we rely on a number of factors, including operating results, business plans, internal and external economic projections, anticipated future cash flows and external market data. However, if our estimates or related projections associated with the reporting units significantly change in the future, we may be required to record further impairment charges.

Stock-Based Compensation

We account for stock-based compensation under the recognition provisions of ASC 718 *"Share-Based Payment"* (ASC 718). We estimate the value of stock option awards on the date of grant using the Black-Scholes option pricing model. The determination of the fair value of stock-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of subjective variables. These variables include, but are not limited to, our expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rate, and expected dividends.

In 2011, 2010 and 2009, we recognized $6.3 million, $8.1 million and $12.7 million, respectively, of stock-based compensation expense related to our employees' outstanding stock-based awards. The total expense in 2011 was comprised of $1.0 million reflected in cost of sales, $0.4 million in research, development and engineering expense, $0.6 million in marketing and sales expense, and $4.3 million in general and administrative expense. In addition to the stock-based compensation expense related to the Company's plans, we recorded less than $0.3 million of stock-based compensation expense in 2011 related to employee stock appreciation rights. Pursuant to ASC 718, the stock appreciation rights are considered liability awards and, as such, these amounts are accrued in the liability section of the balance sheet.

The accompanying financial statements for 2009 include approximately $3.3 million of stock-based compensation expense related to 2008, 2007 and 2006. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The prior-period stock-based compensation expense relates to adjustments between estimated and actual forfeitures, which should have been recognized over the vesting period of such awards. Such amounts were not deemed material with respect to either the results of prior years or the results and the trend of earnings for 2009 and were therefore recorded in 2009.

Recent Accounting Pronouncements

See Note 1 of *Notes to Consolidated Financial Statements.*

Credit and Sales Risks

No single customer represented 10% or more of our consolidated net revenues for 2011, 2010 and 2009; however, our top five customers in the aggregate represented approximately 30%, 28% and 29%, respectively of our consolidated net revenues. The loss of any significant customers or deterioration in our relationship with these customers could have a material adverse effect on our results of operations and financial condition.

For 2011, we recognized $160.2 million of sales to customers in Europe, $78.8 million of sales to customers in Asia Pacific, $28.2 million of sales to customers in the Middle East, $12.2 million of sales to customers in Latin American countries, $11.4 million of sales to customers in the Commonwealth of Independent States, or former Soviet Union (CIS) and $7.9 million of sales to customers in Africa. The majority of our foreign sales are denominated in U.S. dollars. For 2011, 2010 and 2009, international sales comprised 66%, 60% and 64%, respectively, of total net revenues. For a number of years, the CIS and certain Latin American countries have experienced economic problems and uncertainties. However, given the global downturn that commenced in 2008, more countries and areas of the world have also experienced economic problems and uncertainties. In addition, the geopolitical turmoil that affected many countries in the Middle East and North Africa during 2011 has resulted in economic downturns in many of these countries. To the extent that world events or economic conditions negatively affect our future sales to customers in these and other regions of the world or the collectability of our existing receivables, our future results of operations, liquidity, and financial condition may be adversely affected.

Certain Relationships and Related Party Transactions

For 2011, 2010 and 2009, we recorded revenues from BGP for purchases of products and services of $34.5 million, $16.9 million and $32.2 million, respectively. A majority of the revenues from BGP for 2011 related to the sale of a twelve-streamer DigiSTREAMER system. Trade receivables due from BGP were $15.2 million (approximately $13.2 million of this receivable was collected in January 2012) and $3.0 million at December 31, 2011 and 2010, respectively. BGP owned (purchased in March 2010) approximately 15.3% of our outstanding common stock as of December 31, 2011.

We are a party to a support and transition agreement to provide INOVA Geophysical with certain administrative services, including tax, legal, information technology, treasury, human resources, bookkeeping, facilities and marketing services. The terms of the arrangement provide for INOVA Geophysical to pay us approximately $0.3 million per month (beginning in April 2010) for services and to reimburse us for third-party and lease costs we have incurred directly related to the support of INOVA Geophysical. The term of the agreement is for two years and will automatically renew for one-year periods, unless either party provides notice of its intent to terminate the agreement. At December 31, 2011, INOVA Geophysical owed us approximately $0.9 million that we reflected in the balance of Accounts Receivable, net. The majority of these shared services we provide are reflected as reductions to general and administrative expense. INOVA Geophysical has provided notice of its intent to terminate the agreement and services are expected to end by June 30, 2012.

James M. Lapeyre, Jr. is the Lead Independent Director on our board of directors and the former chairman of our board of directors. He is also the chairman and a significant equity owner of Laitram, L.L.C. (Laitram), and he has served as president of Laitram and its predecessors since 1989. Laitram is a privately-owned, New Orleans-based manufacturer of food processing equipment and modular conveyor belts. Mr. Lapeyre and Laitram together owned approximately 6.0% of our outstanding common stock as of December 31, 2011.

We acquired DigiCourse, Inc., our marine positioning products business, from Laitram in 1998. In connection with that acquisition, we entered into a Continued Services Agreement with Laitram under which Laitram agreed to provide us certain bookkeeping, software, manufacturing, and maintenance services. Manufacturing services consist primarily of machining of parts for our marine positioning systems. The term of this agreement expired in September 2001 but we continue to operate under its terms. In addition, from time to time, when we have requested, the legal staff of Laitram has advised us on certain intellectual property matters with regard to our marine positioning systems. Under an amended lease of commercial property dated February 1, 2006, between Lapeyre Properties, L.L.C. (an affiliate of Laitram) and ION, we have leased certain office and warehouse space from Lapeyre Properties through January 2014, with the right to terminate the lease sooner upon 12 months' notice. During 2011, we paid Laitram and its affiliates a total of approximately $6.3 million, which consisted of approximately $5.4 million for manufacturing services, $0.7 million for rent and other pass-through third party facilities charges, and $0.1 million for reimbursement for costs related to providing administrative and other back-office support services in connection with our Louisiana marine operations. For the 2010 and 2009 fiscal years, we paid Laitram and its affiliates a total of approximately $3.1 million and $4.0 million, respectively, for these services. In the opinion of our management, the terms of these services are fair and reasonable and as favorable to us as those that could have been obtained from unrelated third parties at the time of their performance.

Off-Balance Sheet Arrangements

As of December 31, 2011, we did not have any off-balance-sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

Indemnification

In the ordinary course of our business, we enter into contractual arrangements with our customers, suppliers, and other parties under which we may agree to indemnify the other party to such arrangement from certain losses it incurs relating to our products or services or for losses arising from certain events as defined within the particular contract. Some of these indemnification obligations may not be subject to maximum loss limitations. Historically, payments we have made related to these indemnification obligations have been immaterial.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

Market risk is the risk of loss from adverse changes in market prices and rates. Our primary market risks include risks related to interest rates and foreign currency exchange rates.

Interest Rate Risk

As of December 31, 2011, we had outstanding total indebtedness of approximately $105.1 million, including capital lease obligations. Of that indebtedness, approximately $99.3 million accrues interest under rates that fluctuate based upon market rates plus an applicable margin. As of December 31, 2011, the $99.3 million in term loan indebtedness outstanding under the Credit Facility accrued interest at a LIBOR-based interest rate of 4.1% per annum. The average effective interest rate for the quarter ended December 31, 2011 with respect to the LIBOR-based rates for the term loan indebtedness was 4.9% per annum. Each 100 basis point increase in the interest rate would have the effect of increasing the annual amount of interest to be paid by approximately $1.0 million.

As our outstanding term loan facility and any borrowings under the revolving credit facility are subject to variable interest rates, we are subject to interest rate risk. We are therefore vulnerable to changes in three-month LIBOR interest rates. We use a derivative financial instrument (interest rate caps), to manage our exposure to interest rate risks related to the floating rate of our term loan facility. We do not use derivatives for trading or speculative purposes and only enter into contracts with major financial institutions based on their credit rating and other factors. We have entered into two interest rate cap agreements for our term loan facility with an initial notional amount of $103.3 million and with a LIBOR cap of 2.0%. At December 31, 2011, the three-month LIBOR rate applicable to us was 0.56% thereby making the cap for the term loan facility out-of-the-money. Subject to the cap, as of December 31, 2011, an increase in market rates of interest by 0.125% would have increased our annual interest expense related to the term loan facility by $0.1 million, and a decrease in market interest rates by 0.125% would have decreased our annual interest expense related to the term loan facility by $0.1 million.

Foreign Currency Exchange Rate Risk

Our operations are conducted in various countries around the world, and we receive revenue from these operations in a number of different currencies with the most significant of our international operations using British pounds sterling. As such, our earnings are subject to movements in foreign currency exchange rates when transactions are denominated in currencies other than the U.S. dollar, which is our functional currency, or the functional currency of many of our subsidiaries, which is not necessarily the U.S. dollar. To the extent that transactions of these subsidiaries are settled in currencies other than the U.S. dollar, a devaluation of these currencies versus the U.S. dollar could reduce the contribution from these subsidiaries to our consolidated results of operations as reported in U.S. dollars.

Through our subsidiaries, we operate in a wide variety of jurisdictions, including United Kingdom, China, Canada, the Netherlands, Brazil, Russia, the United Arab Emirates, Egypt and other countries. Our financial results may be affected by changes in foreign currency exchange rates. Our consolidated balance sheet at December 31, 2011 reflected approximately $19.8 million of net working capital related to our foreign subsidiaries, a majority of our which is within the United Kingdom. Our foreign subsidiaries receive their income and pay their expenses primarily in their local currencies. To the extent that transactions of these subsidiaries are settled in the local currencies, a devaluation of these currencies versus the U.S. dollar could reduce the contribution from these subsidiaries to our consolidated results of operations as reported in U.S. dollars.

Item 8. ***Financial Statements and Supplementary Data***

The financial statements and related notes thereto required by this item begin at page F-1 hereof.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

Not applicable.

Item 9A. ***Controls and Procedures***

(a) Evaluation of Disclosure Controls and Procedures. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file with or submit to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time period specified by the SEC's rules and forms. Disclosure controls and procedures, include, without limitation, controls and procedures designed to ensure that information required to be disclosed under the Exchange Act is accumulated and communicated to management, including the principal executive officer and the principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Our management carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2011. Based upon that evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2011.

(b) Management's Report on Internal Control Over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of our management and directors; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2011 based upon criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon their assessment, management concluded that the internal control over financial reporting was effective as of December 31, 2011.

The independent registered public accounting firm that has also audited the Company's consolidated financial statements included in this Annual Report on Form 10-K has issued an audit report on our internal control over financial reporting. This report appears below.

(c) Changes in Internal Control over Financial Reporting. There was not any change in our internal control over financial reporting that occurred during the three months ended December 31, 2011, which has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of ION Geophysical Corporation and Subsidiaries

We have audited ION Geophysical Corporation and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, ION Geophysical Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of ION Geophysical Corporation and subsidiaries as of December 31, 2011 and 2010 and the related consolidated statements of operations, cash flows, stockholders' equity and comprehensive income (loss) for each of the three years in the period ended December 31, 2011 of ION Geophysical Corporation and subsidiaries and our report dated February 24, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Houston, Texas
February 24, 2012

Item 9B. *Other Information*

Not applicable.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

Reference is made to the information appearing in the definitive proxy statement, under *"Item 1 — Election of Directors,"* for our annual meeting of stockholders to be held on May 23, 2012 (the "2012 Proxy Statement") to be filed with the SEC with respect to Directors, Executive Officers and Corporate Governance, which is incorporated herein by reference and made a part hereof in response to the information required by Item 10.

Item 11. *Executive Compensation*

Reference is made to the information appearing in the 2012 Proxy Statement, under *"Executive Compensation,"* to be filed with the SEC with respect to Executive Compensation, which is incorporated herein by reference and made a part hereof in response to the information required by Item 11.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Reference is made to the information appearing in the 2012 Proxy Statement, under "*Item 1 — Ownership of Equity Securities of ION*" and "*Equity Compensation Plan Information,*" to be filed with the SEC with respect to Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, which is incorporated herein by reference and made a part hereof in response to the information required by Item 12.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

Reference is made to the information appearing in the 2012 Proxy Statement, under *"Item 1 — Certain Transactions and Relationships,"* to be filed with the SEC with respect to Certain Relationships and Related Transactions and Director Independence, which is incorporated herein by reference and made a part hereof in response to the information required by Item 13.

Item 14. *Principal Accountant Fees and Services*

Reference is made to the information appearing in the 2012 Proxy Statement, under *"Principal Auditor Fees and Services,"* to be filed with the SEC with respect to Principal Accountant Fees and Services, which is incorporated herein by reference and made a part hereof in response to the information required by Item 14.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a) *List of Documents Filed*

(1) *Financial Statements*

The financial statements filed as part of this report are listed in the "Index to Consolidated Financial Statements" on page F-1 hereof.

(2) *Financial Statement Schedules*

The following financial statement schedule is listed in the "Index to Consolidated Financial Statements" on page F-1 hereof, and is included as part of this Annual Report on Form 10-K:

Schedule II — Valuation and Qualifying Accounts

All other schedules are omitted because they are not applicable or the requested information is shown in the financial statements or noted therein.

(3) Exhibits

3.1	—	Restated Certificate of Incorporation dated September 24, 2007 filed on September 24, 2007 as Exhibit 3.4 to the Company's Current Report on Form 8-K and incorporated herein by reference.
3.2	—	Amended and Restated Bylaws of ION Geophysical Corporation filed on September 24, 2007 as Exhibit 3.5 to the Company's Current Report on Form 8-K and incorporated herein by reference.
3.3	—	Certificate of Ownership and Merger merging ION Geophysical Corporation with and into Input/Output, Inc. dated September 21, 2007, filed on September 24, 2007 as Exhibit 3.1 to the Company's Current Report on Form 8-K and incorporated herein by reference.
4.1	—	Certificate of Rights and Designations of Series D-1 Cumulative Convertible Preferred Stock, dated February 16, 2005 and filed on February 17, 2005 as Exhibit 3.1 to the Company's Current Report on Form 8-K and incorporated herein by reference.
4.2	—	Certificate of Elimination of Series B Preferred Stock dated September 24, 2007, filed on September 24, 2007 as Exhibit 3.2 to the Company's Current Report on Form 8-K and incorporated herein by reference.
4.3	—	Certificate of Elimination of Series C Preferred Stock dated September 24, 2007, filed on September 24, 2007 as Exhibit 3.3 to the Company's Current Report on Form 8-K and incorporated herein by reference.
4.4	—	Certificate of Designation of Series D-2 Cumulative Convertible Preferred Stock dated December 6, 2007, filed on December 6, 2007 as Exhibit 3.1 to the Company's Current Report on Form 8-K and incorporated herein by reference.
4.5	—	Certificate of Designations of Series A Junior Participating Preferred Stock of ION Geophysical Corporation effective as of December 31, 2008, filed on January 5, 2009 as Exhibit 3.1 to the Company's Current Report on Form 8-K and incorporated herein by reference.
4.6	—	Form of Senior Indenture, filed on December 19, 2008 as Exhibit 4.3 to the Company's Registration Statement on Form S-3 (Registration No. 333-156362) and incorporated herein by reference.
4.7	—	Form of Senior Note, filed on December 19, 2008 as Exhibit 4.4 to the Company's Registration Statement on Form S-3 (Registration No. 333-156362) and incorporated herein by reference.
4.8	—	Form of Subordinated Indenture, filed on December 19, 2008 as Exhibit 4.5 to the Company's Registration Statement on Form S-3 (Registration No. 333-156362) and incorporated herein by reference.
4.9	—	Form of Subordinated Note, filed on December 19, 2008 as Exhibit 4.6 to the Company's Registration Statement on Form S-3 (Registration No. 333-156362) and incorporated herein by reference.
4.10	—	Certificate of Elimination of Series A Junior Participating Preferred Stock dated February 10, 2012, filed on February 13, 2012 as Exhibit 3.1 to the Company's Current Report on Form 8-K and incorporated herein by reference.
**10.1	—	Amended and Restated 1990 Stock Option Plan, filed on June 9, 1999 as Exhibit 4.2 to the Company's Registration Statement on Form S-8 (Registration No. 333-80299), and incorporated herein by reference.
10.2	—	Office and Industrial/Commercial Lease dated June 2005 by and between Stafford Office Park II, LP as Landlord and Input/Output, Inc. as Tenant, filed on March 31, 2006 as Exhibit 10.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 2005, and incorporated herein by reference.
10.3	—	Office and Industrial/Commercial Lease dated June 2005 by and between Stafford Office Park District as Landlord and Input/Output, Inc. as Tenant, filed on March 31, 2006 as Exhibit 10.3 to the Company's Annual Report on Form 10-K for the year ended December 31, 2005, and incorporated herein by reference.
**10.4	—	Input/Output, Inc. Amended and Restated 1996 Non-Employee Director Stock Option Plan, filed on June 9, 1999 as Exhibit 4.3 to the Company's Registration Statement on Form S-8 (Registration No. 333-80299), and incorporated herein by reference.

**10.5	—	Amendment No. 1 to the Input/Output, Inc. Amended and Restated 1996 Non-Employee Director Stock Option Plan dated September 13, 1999 filed on November 14, 1999 as Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended August 31, 1999 and incorporated herein by reference.
**10.6	—	Input/Output, Inc. Employee Stock Purchase Plan, filed on March 28, 1997 as Exhibit 4.4 to the Company's Registration Statement on Form S-8 (Registration No. 333-24125), and incorporated herein by reference.
**10.7	—	Fifth Amended and Restated - 2004 Long-Term Incentive Plan, filed as Appendix A to the definitive proxy statement for the 2010 Annual Meeting of Stockholders of ION Geophysical Corporation, filed on April 21, 2010, and incorporated herein by reference.
10.8	—	Registration Rights Agreement dated as of November 16, 1998, by and among the Company and The Laitram Corporation, filed on March 12, 2004 as Exhibit 10.7 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003, and incorporated herein by reference.
**10.9	—	Input/Output, Inc. 1998 Restricted Stock Plan dated as of June 1, 1998, filed on June 9, 1999 as Exhibit 4.7 to the Company's Registration Statement on S-8 (Registration No. 333-80297), and incorporated herein by reference.
**10.10	—	Input/Output Inc. Non-qualified Deferred Compensation Plan, filed on April 1, 2002 as Exhibit 10.14 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001, and incorporated herein by reference.
**10.11	—	Input/Output, Inc. 2000 Restricted Stock Plan, effective as of March 13, 2000, filed on August 17, 2000 as Exhibit 10.27 to the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 2000, and incorporated herein by reference.
**10.12	—	Input/Output, Inc. 2000 Long-Term Incentive Plan, filed on November 6, 2000 as Exhibit 4.7 to the Company's Registration Statement on Form S-8 (Registration No. 333-49382), and incorporated by reference herein.
**10.13	—	Employment Agreement dated effective as of March 31, 2003, by and between the Company and Robert P. Peebler, filed on March 31, 2003 as Exhibit 10.1 to the Company's Current Report on Form 8-K and incorporated herein by reference.
**10.14	—	First Amendment to Employment Agreement dated September 6, 2006, between Input/Output, Inc. and Robert P. Peebler, filed on September 7, 2006, as Exhibit 10.1 to the Company's Current Report on Form 8-K, and incorporated herein by reference.
**10.15	—	Second Amendment to Employment Agreement dated February 16, 2007, between Input/Output, Inc. and Robert P. Peebler, filed on February 16, 2007 as Exhibit 10.1 to the Company's Current Report on Form 8-K, and incorporated herein by reference.
**10.16	—	Third Amendment to Employment Agreement dated as of August 20, 2007 between Input/Output, Inc. and Robert P. Peebler, filed on August 21, 2007 as Exhibit 10.2 to the Company's Current Report on Form 8-K and incorporated herein by reference.
**10.17	—	Fourth Amendment to Employment Agreement, dated as of January 26, 2009, between ION Geophysical Corporation and Robert P. Peebler, filed on January 29, 2009 as Exhibit 10.1 to the Company's Current Report on Form 8-K and incorporated herein by reference.
**10.18	—	Employment Agreement dated effective as of June 15, 2004, by and between the Company and David L. Roland, filed on August 9, 2004 as Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004, and incorporated herein by reference.
**10.19	—	GX Technology Corporation Employee Stock Option Plan, filed on August 9, 2004 as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004, and incorporated herein by reference.
10.20	—	Concept Systems Holdings Limited Share Acquisition Agreement dated February 23, 2004, filed on March 5, 2004 as Exhibit 2.1 to the Company's Current Report on Form 8-K, and incorporated herein by reference.
10.21	—	Registration Rights Agreement by and between ION Geophysical Corporation and 1236929 Alberta Ltd. dated September 18, 2008, filed on November 7, 2008 as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q and incorporated herein by reference.

**10.22 — Form of Employment Inducement Stock Option Agreement for the Input/Output, Inc. — Concept Systems Employment Inducement Stock Option Program, filed on July 27, 2004 as Exhibit 4.1 to the Company's Registration Statement on Form S-8 (Reg. No. 333-117716), and incorporated herein by reference.

**10.23 — Form of Employee Stock Option Award Agreement for ARAM Systems Employee Inducement Stock Option Program, filed on November 14, 2008 as Exhibit 4.4 to the Company's Registration Statement on Form S-8 (Registration No. 333-155378) and incorporated herein by reference.

10.24 — Agreement dated as of February 15, 2005, between Input/Output, Inc. and Fletcher International, Ltd., filed on February 17, 2005 as Exhibit 10.1 to the Company's Current Report on Form 8-K and incorporated herein by reference.

10.25 — First Amendment to Agreement, dated as of May 6, 2005, between the Company and Fletcher International, Ltd., filed on May 10, 2005 as Exhibit 10.2 to the Company's Current Report on Form 8-K, and incorporated herein by reference.

**10.26 — Input/Output, Inc. 2003 Stock Option Plan, dated March 27, 2003, filed as Appendix B of the Company's definitive proxy statement filed with the SEC on April 30, 2003, and incorporated herein by reference.

**10.27 — Form of Employment Inducement Stock Option Agreement for the Input/Output, Inc. — GX Technology Corporation Employment Inducement Stock Option Program, filed on April 4, 2005 as Exhibit 4.1 to the Company's Registration Statement on Form S-8 (Reg. No. 333-123831), and incorporated herein by reference.

**10.28 — ION Stock Appreciation Rights Plan dated November 17, 2008, filed as Exhibit 10.47 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008, and incorporated herein by reference.

10.29 — Canadian Master Loan and Security Agreement dated as of June 29, 2009 by and among ICON ION, LLC, as lender, ION Geophysical Corporation and ARAM Rentals Corporation, a Nova Scotia corporation, filed on August 6, 2009 as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009, and incorporated herein by reference.

10.30 — Master Loan and Security Agreement (U.S.) dated as of June 29, 2009 by and among ICON ION, LLC, as lender, ION Geophysical Corporation and ARAM Seismic Rentals, Inc., a Texas corporation, filed on August 6, 2009 as Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009, and incorporated herein by reference.

10.31 — Registration Rights Agreement dated as of October 23, 2009 by and between ION Geophysical Corporation and BGP Inc., China National Petroleum Corporation filed on March 1, 2010 as Exhibit 10.54 to the Company's Annual Report on Form 10-K for the year ended December 31, 2009, and incorporated herein by reference.

10.32 — Stock Purchase Agreement dated as of March 19, 2010, by and between ION Geophysical Corporation and BGP Inc., China National Petroleum Corporation, filed on March 31, 2010 as Exhibit 10.1 to the Company's Current Report on Form 8-K, and incorporated herein by reference.

10.33 — Investor Rights Agreement dated as of March 25, 2010, by and between ION Geophysical Corporation and BGP Inc., China National Petroleum Corporation, filed on March 31, 2010 as Exhibit 10.2 to the Company's Current Report on Form 8-K, and incorporated herein by reference.

10.34 — Share Purchase Agreement dated as of March 24, 2010, by and among ION Geophysical Corporation, INOVA Geophysical Equipment Limited and BGP Inc., China National Petroleum Corporation, filed on March 31, 2010 as Exhibit 10.3 to the Company's Current Report on Form 8-K, and incorporated herein by reference.

10.35 — Joint Venture Agreement dated as of March 24, 2010, by and between ION Geophysical Corporation and BGP Inc., China National Petroleum Corporation, filed on March 31, 2010 as Exhibit 10.4 to the Company's Current Report on Form 8-K, and incorporated herein by reference.

10.36	—	Credit Agreement dated as of March 25, 2010, by and among ION Geophysical Corporation, ION International S.À R.L. and China Merchants Bank Co., Ltd., New York Branch, as administrative agent and lender, filed on March 31, 2010 as Exhibit 10.5 to the Company's Current Report on Form 8-K, and incorporated herein by reference.
**10.37	—	Fifth Amendment to Employment Agreement dated June 1, 2010, between ION Geophysical Corporation and Robert P. Peebler, filed on June 1, 2010 as Exhibit 10.1 to the Company's Current Report on Form 8-K, and incorporated herein by reference.
**10.38	—	Employment Agreement dated August 2, 2011, effective as of January 1, 2012, between ION Geophysical Corporation and R. Brian Hanson, filed on November 3, 2011 as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011, and incorporated herein by reference.
**10.39	—	Employment Agreement dated effective as of November 28, 2011, between ION Geophysical Corporation and Gregory J. Heinlein, filed on December 1, 2011 as Exhibit 10.1 to the Company's Current Report on Form 8-K, and incorporated herein by reference.
*21.1	—	Subsidiaries of the Company.
*23.1	—	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
*24.1	—	The Power of Attorney is set forth on the signature page hereof.
*31.1	—	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-14(a).
*31.2	—	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-14(a).
*32.1	—	Certification of Chief Executive Officer Pursuant to 18 U.S.C. §1350.
*32.2	—	Certification of Chief Financial Officer Pursuant to 18 U.S.C. §1350.
101	—	The following materials are formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets at December 31, 2011 and 2010, (ii) Consolidated Statements of Operations for the years ended December 31, 2011, 2010 and 2009, (iii) Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009, (iv) Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss) for the years ended December 31, 2011, 2010 and 2009, (v) Notes to Consolidated Financial Statements and (vi) Schedule II – Valuation and Qualifying Accounts.***

---

* Filed herewith.

** Management contract or compensatory plan or arrangement.

*** In accordance with Rule 406T of Regulation S-T, the XBRL-related information in Exhibit 101 to this Annual Report on Form 10-K is deemed not filed or part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act, is deemed not filed for purposes of section 18 of the Exchange Act and otherwise is not subject to liability under these sections.

(b) *Exhibits required by Item 601 of Regulation S-K.*

Reference is made to subparagraph (a) (3) of this Item 15, which is incorporated herein by reference.

(c) *Not applicable.*

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Houston, State of Texas, on February 24, 2012.

ION GEOPHYSICAL CORPORATION

By /s/ R. Brian Hanson
R. Brian Hanson
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints R. Brian Hanson and David L. Roland and each of them, as his or her true and lawful attorneys-in-fact and agents with full power of substitution and re-substitution for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all documents relating to the Annual Report on Form 10-K for the year ended December 31, 2011, including any and all amendments and supplements thereto, and to file the same with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully as to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Capacities	Date
/s/ R. BRIAN HANSON R. Brian Hanson	President, Chief Executive Officer and Director (Principal Executive Officer)	February 24, 2012
/s/ GREGORY J. HEINLEIN Gregory J. Heinlein	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	February 24, 2012
/s/ MICHAEL L. MORRISON Michael L. Morrison	Vice President and Corporate Controller (Principal Accounting Officer)	February 24, 2012
/s/ ROBERT P. PEEBLER Robert P. Peebler	Executive Chairman of the Board of Directors and Director	February 24, 2012
/s/ JAMES M. LAPEYRE, JR. James M. Lapeyre, Jr.	Lead Independent Director	February 24, 2012
/s/ DAVID H. BARR David H. Barr	Director	February 24, 2012
/s/ HAO HUIMIN Hao Huimin	Director	February 24, 2012

Name	Capacities	Date
/s/ MICHAEL C. JENNINGS Michael C. Jennings	Director	February 24, 2012
/s/ FRANKLIN MYERS Franklin Myers	Director	February 24, 2012
/s/ S. JAMES NELSON, JR. S. James Nelson, Jr.	Director	February 24, 2012
/s/ JOHN N. SEITZ John N. Seitz	Director	February 24, 2012

ION GEOPHYSICAL CORPORATION AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of ION Geophysical Corporation and Subsidiaries

We have audited the accompanying consolidated balance sheets of ION Geophysical Corporation and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, cash flows, stockholders' equity and comprehensive income (loss) for each of the three years in the period ended December 31, 2011. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ION Geophysical Corporation and subsidiaries at December 31, 2011 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), ION Geophysical Corporation and subsidiaries' internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2012, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Houston, Texas
February 24, 2012

ION GEOPHYSICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2011	December 31, 2010
	(In thousands, except share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 42,402	$ 84,419
Short-term investments	20,000	—
Accounts receivable, net	130,612	77,576
Unbilled receivables	25,628	70,590
Inventories	70,145	66,882
Prepaid expenses and other current assets	13,460	13,165
Total current assets	302,247	312,632
Deferred income tax asset	17,645	16,413
Property, plant and equipment, net	24,771	20,145
Multi-client data library, net	175,768	112,620
Investment in INOVA Geophysical	72,626	95,173
Goodwill	53,963	51,333
Intangible assets, net	17,716	20,317
Other assets	9,322	3,224
Total assets	$ 674,058	$ 631,857
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current maturities of long-term debt	$ 5,770	$ 6,073
Accounts payable	22,296	30,940
Accrued expenses	61,384	67,250
Accrued multi-client data library royalties	15,318	18,667
Deferred revenue	33,802	17,851
Total current liabilities	138,570	140,781
Long-term debt, net of current maturities	99,342	102,587
Other long-term liabilities	7,719	8,042
Total liabilities	245,631	251,410
Redeemable noncontrolling interests	2,615	—
Commitments and contingencies		
Stockholders' equity:		
Cumulative convertible preferred stock	27,000	27,000
Common stock, $0.01 par value; authorized 200,000,000 shares; outstanding 155,479,776 and 152,870,679 shares at December 31, 2011 and 2010, respectively, net of treasury stock	1,555	1,529
Additional paid-in capital	843,271	822,399
Accumulated deficit	(423,612)	(448,386)
Accumulated other comprehensive loss	(16,193)	(15,530)
Treasury stock, at cost, 849,539 shares at both December 31, 2011 and 2010	(6,565)	(6,565)
Total stockholders' equity	425,456	380,447
Noncontrolling interests	356	—
Total equity	425,812	380,447
Total liabilities and equity	$ 674,058	$ 631,857

See accompanying Notes to Consolidated Financial Statements.

ION GEOPHYSICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,		
	2011	2010	2009
	(In thousands, except per share data)		
Product revenues	$189,035	$165,202	$ 237,664
Service revenues	265,586	279,120	182,117
Total net revenues	454,621	444,322	419,781
Cost of products	103,220	94,658	165,923
Cost of services	177,956	183,931	121,720
Gross profit	173,445	165,733	132,138
Operating expenses:			
Research, development and engineering	24,569	25,227	44,855
Marketing and sales	31,269	30,405	34,945
General and administrative	50,812	57,254	72,510
Impairment of intangible assets	—	—	38,044
Total operating expenses	106,650	112,886	190,354
Income (loss) from operations	66,795	52,847	(58,216)
Interest expense, net	(5,784)	(30,770)	(33,950)
Equity in losses of INOVA Geophysical	(22,862)	(23,724)	—
Loss on disposition of land division	—	(38,115)	—
Fair value adjustment of warrant	—	12,788	(29,401)
Gain on legal settlement	—	24,500	—
Impairment of cost method investments	(1,312)	(7,650)	(4,454)
Other income (expense)	(2,135)	228	(4,023)
Income (loss) before income taxes	34,702	(9,896)	(130,044)
Income tax expense (benefit)	10,136	26,942	(19,985)
Net income (loss)	24,566	(36,838)	(110,059)
Net income attributable to noncontrolling interests	208	—	—
Net income (loss) attributable to ION	24,774	(36,838)	(110,059)
Preferred stock dividends	1,352	1,936	3,500
Net income (loss) applicable to common shares	$ 23,422	$ (38,774)	$(113,559)
Net income (loss) per share:			
Basic	$ 0.15	$ (0.27)	$ (1.03)
Diluted	$ 0.15	$ (0.27)	$ (1.03)
Weighted average number of common shares outstanding:			
Basic	154,811	144,278	110,516
Diluted	156,090	144,278	110,516

See accompanying Notes to Consolidated Financial Statements.

ION GEOPHYSICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31		
	2011	2010	2009
	(In thousands)		
Cash flows from operating activities:			
Net income (loss)	$ 24,566	$ (36,838)	$(110,059)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization (other than multi-client library)	13,917	24,795	47,911
Amortization of multi-client data library	77,317	85,940	48,449
Stock-based compensation expense related to stock options, nonvested stock, and employee stock purchases	6,344	8,147	12,671
Bad debt expense	597	1,689	3,528
Equity in losses of INOVA Geophysical	22,862	23,724	—
Amortization of debt discount	—	8,656	6,732
Write-off of unamortized debt issuance costs	—	10,121	—
Fair value adjustment of warrant	—	(12,788)	29,401
Loss on disposition of land division	—	38,115	—
Impairment of intangible assets	—	—	38,044
Impairment of cost method investments.	1,312	7,650	4,454
Deferred income taxes	(8,131)	22,207	(38,150)
Excess tax benefit from stock-based compensation	(3,294)	—	—
Change in operating assets and liabilities:			
Accounts receivable	(53,552)	7,826	41,936
Unbilled receivables	44,962	(48,935)	14,817
Inventories	(6,641)	(16,138)	18,582
Accounts payable, accrued expenses and accrued royalties	(7,546)	9,550	(72,140)
Deferred revenue	15,957	7,281	(4,188)
Other assets and liabilities	1,314	(7,634)	9,998
Net cash provided by operating activities	129,984	133,368	51,986
Cash flows from investing activities:			
Purchase of property, plant and equipment	(11,060)	(7,372)	(2,966)
Investment in multi-client data library	(143,782)	(64,426)	(89,635)
Purchase of short-term investments	(80,000)	—	—
Proceeds from sale of short-term investments	60,000	—	—
Investment in a convertible note	(6,500)	—	—
Business acquisition, net of cash acquired	(330)	—	—
Proceeds from disposition of land division, net of fees paid	—	99,790	—
Other investing activities	50	(500)	963
Net cash provided by (used in) investing activities	(181,622)	27,492	(91,638)
Cash flows from financing activities:			
Borrowings under revolving line of credit	—	104,000	77,000
Repayments under revolving line of credit	—	(193,429)	(25,000)
Net proceeds from issuance of debt	—	105,695	19,218
Net proceeds from issuance of stock	—	38,039	38,220
Payments on notes payable and long-term debt	(6,145)	(145,558)	(81,517)
Costs associated with debt amendments	—	—	(4,630)
Payment of preferred dividends	(1,352)	(1,936)	(3,500)
Proceeds from employee stock purchases and exercise of stock options	13,105	1,071	283
Excess tax benefit from stock-based compensation	3,294	—	—
Contribution from noncontrolling interests	961	—	—
Restricted stock cancelled for employee minimum income taxes	(59)	(612)	(345)
Net cash provided by (used in) financing activities	9,804	(92,730)	19,729
Effect of change in foreign currency exchange rates on cash and cash equivalents	(183)	72	968
Net increase (decrease) in cash and cash equivalents	(42,017)	68,202	(18,955)
Cash and cash equivalents at beginning of period	84,419	16,217	35,172
Cash and cash equivalents at end of period	$ 42,402	$ 84,419	$ 16,217

See accompanying Notes to Consolidated Financial Statements.

ION GEOPHYSICAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

	Cumulative Convertible Preferred Stock		Common Stock		Additional Paid - In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Noncontrolling Interests	Total Stockholders' Equity
	Shares	Amount	Shares	Amount						
Balance at January 1, 2009	70,000	$ 68,786	99,621,926	$ 996	$619,198	$(301,489)	$(55,859)	$(6,562)	$ —	$ 325,070
Comprehensive income (loss):										
Net loss	—	—	—	—	—	(110,059)	—	—	—	(110,059)
Translation adjustment	—	—	—	—	—	—	19,539	—	—	19,539
Total comprehensive loss										(90,520)
Preferred stock dividends	—	—	—	—	(3,500)	—	—	—	—	(3,500)
Stock-based compensation expense	—	—	—	—	12,671	—	—	—	—	12,671
Purchase of treasury stock	—	—	(1,117)	—	—	—	—	(3)	—	(3)
Issuance of stock	—	—	18,500,000	185	38,035	—	—	—	—	38,220
Exercise of stock options	—	—	9,837	—	21	—	—	—	—	21
Vesting of restricted stock units/awards	—	—	528,284	5	(5)	—	—	—	—	—
Restricted stock cancelled for employee minimum income taxes	—	—	(79,878)	—	(99)	—	—	—	—	(99)
Issuance of stock for the ESPP	—	—	109,650	1	263	—	—	—	—	264
Tax benefits from stock-based compensation	—	—	—	—	344	—	—	—	—	344
Balance at December 31, 2009	70,000	68,786	118,688,702	1,187	666,928	(411,548)	(36,320)	(6,565)	—	282,468
Comprehensive income (loss):										
Net loss	—	—	—	—	—	(36,838)	—	—	—	(36,838)
Translation adjustment	—	—	—	—	—	—	(266)	—	—	(266)
Change in fair value of effective cash flow hedges (net of taxes)	—	—	—	—	—	—	(60)	—	—	(60)
Equity interest in INOVA Geophysical's other comprehensive income	—	—	—	—	—	—	(103)	—	—	(103)
Total comprehensive loss										(37,267)
Accumulated translation adjustments recognized through earnings upon disposition of land division	—	—	—	—	—	—	21,219	—	—	21,219
Preferred stock dividends	—	—	—	—	(1,936)	—	—	—	—	(1,936)
Stock-based compensation expense	—	—	—	—	8,147	—	—	—	—	8,147
Modification of stock awards (disposed of land division)	—	—	—	—	1,713	—	—	—	—	1,713
Issuance of stock to BGP	—	—	23,789,536	238	105,406	—	—	—	—	105,644
Exercise of stock options	—	—	323,610	3	1,068	—	—	—	—	1,071
Vesting of restricted stock units/awards	—	—	486,168	5	(5)	—	—	—	—	—
Restricted stock cancelled for employee minimum income taxes	—	—	(76,568)	(1)	(611)	—	—	—	—	(612)
Conversion of cumulative convertible preferred stock	(43,000)	(41,786)	9,659,231	97	41,689	—	—	—	—	—
Balance at December 31, 2010	27,000	27,000	152,870,679	1,529	822,399	(448,386)	(15,530)	(6,565)	—	380,447
Comprehensive income (loss):										
Net income (a)	—	—	—	—	—	24,774	—	—	(123)	24,651
Translation adjustment (ION)	—	—	—	—	—	—	(60)	—	—	(60)
Translation adjustment (noncontrolling interests)	—	—	—	—	—	—	32	—	—	32
Change in fair value of effective cash flow hedges (net of taxes)	—	—	—	—	—	—	(220)	—	—	(220)
Equity interest in INOVA Geophysical's other comprehensive income	—	—	—	—	—	—	315	—	—	315
Unrealized net income (loss) on available-for-sale securities	—	—	—	—	—	—	(730)	—	—	(730)
Total comprehensive income										23,988
Preferred stock dividends	—	—	—	—	(1,352)	—	—	—	—	(1,352)
Stock-based compensation expense	—	—	—	—	6,344	—	—	—	—	6,344
Exercise of stock options	—	—	2,145,792	21	13,084	—	—	—	—	13,105
Vesting of restricted stock units/awards	—	—	449,231	5	(5)	—	—	—	—	—
Restricted stock cancelled for employee minimum income taxes	—	—	(93,488)	(1)	(682)	—	—	—	—	(683)
Issuance of stock for the ESPP	—	—	107,562	1	623	—	—	—	—	624
Tax benefits from stock-based compensation	—	—	—	—	2,860	—	—	—	—	2,860
Translation adjustment (noncontrolling interests)	—	—	—	—	—	—	—	—	(32)	(32)
Contribution from noncontrolling interests	—	—	—	—	—	—	—	—	511	511
Balance at December 31, 2011	27,000	$ 27,000	155,479,776	$1,555	$843,271	$(423,612)	$(16,193)	$(6,565)	$ 356	$ 425,812

(a) Net income attributable to noncontrolling interests for 2011 excludes $(0.1) million related to the redeemable noncontrolling interests, which is reported in the mezzanine equity section of the Consolidated Balance Sheet at December 31, 2011.

See accompanying Notes to Consolidated Financial Statements.

ION GEOPHYSICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Summary of Significant Accounting Policies

General Description and Principles of Consolidation

ION Geophysical Corporation and its subsidiaries offer a full suite of related products and services for seismic data acquisition and processing. The consolidated financial statements include the accounts of ION Geophysical Corporation and its majority-owned subsidiaries (collectively referred to as the "Company" or "ION"). Inter-company balances and transactions have been eliminated. Certain reclassifications were made to previously reported amounts in the consolidated financial statements and notes thereto to make them consistent with the current presentation format.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates are made at discrete points in time based on relevant market information. These estimates may be subjective in nature and involve uncertainties and matters of judgment and, therefore, cannot be determined with precision. Areas involving significant estimates include, but are not limited to, accounts and unbilled receivables, inventory valuation, sales forecasts related to multi-client data libraries, goodwill and intangible asset valuation and deferred taxes. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. At December 31, 2011 and 2010, there was $3.3 million and $2.5 million, respectively, of short-term restricted cash used to secure standby and commercial letters of credit, which is included within Other Current Assets.

Accounts and Unbilled Receivables

Accounts and unbilled receivables are recorded at cost, less the related allowance for doubtful accounts. The Company considers current information and events regarding the customers' ability to repay their obligations, such as the length of time the receivable balance is outstanding, the customers' credit worthiness and historical experience. Unbilled receivables relate to revenues recognized on multi-client surveys and imaging services on a proportionate basis and on licensing of multi-client data libraries for which invoices have not yet been presented to the customer.

Inventories

Inventories are stated at the lower of cost (primarily first-in, first-out method) or market. The Company provides reserves for estimated obsolescence or excess inventory equal to the difference between cost of inventory and its estimated market value based upon assumptions about future demand for the Company's products and market conditions.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation expense is provided straight-line over the following estimated useful lives:

	Years
Machinery and equipment	3-7
Buildings	5-25
Rental equipment	5
Leased equipment and other	1-10

Expenditures for renewals and betterments are capitalized; repairs and maintenance are charged to expense as incurred. The cost and accumulated depreciation of assets sold or otherwise disposed of are removed from the accounts and any gain or loss is reflected in operating expenses.

The Company evaluates the recoverability of long-lived assets, including property, plant and equipment, when indicators of impairment exist, relying on a number of factors including operating results, business plans, economic projections, and anticipated future cash flows. Impairment in the carrying value of an asset held for use is recognized whenever anticipated future cash flows (undiscounted) from an asset are estimated to be less than its carrying value. The amount of the impairment recognized is the difference between the carrying value of the asset and its fair value. There were no significant impairment charges with respect to the Company's property, plant and equipment during 2011, 2010 and 2009.

Multi-Client Data Library

The multi-client data library consists of seismic surveys that are offered for licensing to customers on a non-exclusive basis. The capitalized costs include costs paid to third parties for the acquisition of data and related activities associated with the data creation activity and direct internal processing costs, such as salaries, benefits, computer-related expenses, and other costs incurred for seismic data project design and management. For 2011, 2010, and 2009, the Company capitalized, as part of its multi-client data library, $2.4 million, $2.8 million, and $3.8 million, respectively, of direct internal processing costs. At December 31, 2011 and 2010, multi-client data library costs and accumulated amortization consisted of the following (in thousands):

	December 31,	
	2011	2010
Gross costs of multi-client data creation	$ 545,836	$ 405,371
Less accumulated amortization	(370,068)	(292,751)
Total	$ 175,768	$ 112,620

The Company's method of amortizing the costs of an in-process multi-client data library (the period during which the seismic data is being acquired and/or processed) is the percentage of actual revenue recognized to the total estimated revenue (or ultimate revenue) multiplied by the total cost of the project (the sales forecast method). Once a multi-client data library is complete, the survey data is considered "on-the-shelf" and the Company's method of amortization is then the greater of (i) the sales forecast method or (ii) the straight-line basis over a four-year period. The greater of the sales forecast method or the straight-line amortization policy is applied on a cumulative basis at the individual survey level. Under this policy, the Company first records amortization using the sales forecast method. The cumulative amortization recorded for each survey is then compared with the cumulative straight-line amortization. If the cumulative straight-line amortization is higher for any specific survey, additional amortization expense is recorded, resulting in accumulated amortization being equal to the cumulative straight-line amortization for such survey.

The Company estimates the ultimate revenue expected to be derived from a particular seismic data survey over its estimated useful economic life to determine the costs to amortize, if greater than straight-line amortization. That estimate is made by the Company at the project's initiation. For a completed multi-client survey, the Company reviews the estimate quarterly. If during any such review, the Company determines that the ultimate revenue for a survey is expected to be materially more or less than the original estimate of ultimate revenue for such survey, the Company decreases or increases (as the case may be) the amortization rate attributable to the future revenue from such survey. In addition, in connection with such reviews, the Company evaluates the recoverability of the multi-client data library, and, if required under Accounting Standards Codification ("ASC") 360 *"Accounting for the Impairment and Disposal of Long-Lived Assets"* (ASC 360), records an impairment charge with respect to such data. There were no impairment charges associated with the Company's multi-client data library during 2011, 2010 and 2009.

Investments

Short-term Investments. Short-term investments are comprised solely of bank certificates of deposit denominated in U.S. dollars with original maturities in excess of three months and represent the investment of excess cash that is available for current operations. The Company recorded these investments on its balance sheet at cost based on its intent and ability to hold these investments to maturity, which is scheduled to occur through January 2012.

Long-term Investments. The Company purchased a convertible note from a privately-owned U.S-based technology company in May 2011. The Company classifies this investment as available-for-sale and has recorded the fair value of this investment as a noncurrent asset included in other assets on its consolidated balance sheet with unrealized gains and losses reflected in accumulated other comprehensive income until realized. The Company acquired an investment in the common stock of Reservoir Exploration Technology, ASA ("RXT") in April 2010. The Company accounts for its shares in RXT as "available-for-sale" and measures the fair value of this investment using quoted market prices. See further discussion regarding the Company's long-term investments at Note 9 "*— Long-term Investments.*"

Equity Method Investments

The Company uses the equity method of accounting for investments in entities in which the Company has an ownership interest between 20% and 50% and exercises significant influence. Under this method, an investment is carried at the acquisition cost, plus the Company's equity in undistributed earnings or losses since acquisition, less distributions received. As provided by ASC 815 "*Investments*," the Company accounts for its share of earnings in INOVA Geophysical on a one fiscal quarter lag basis. See further discussion regarding the Company's equity method investment in INOVA Geophysical at Note 2 "*— Equity Method Investment in INOVA Geophysical.*"

Noncontrolling Interests

The Company has both redeemable and non-redeemable noncontrolling interests. Non-redeemable noncontrolling interests in majority-owned affiliates is reported as a separate component of equity in "Noncontrolling interests" in the Consolidated Balance Sheets. "Redeemable noncontrolling interests" includes noncontrolling ownership interests which the holders have the rights, at certain times, to require the Company to acquire their ownership interest in those entities. These interests are not considered to be permanent equity and are reported in the mezzanine section of the Consolidated Balance Sheets at the greater of their carrying value or redemption value at the balance sheet date. "Net income (loss)" in the Consolidated Statements of Operations is attributable to both controlling and noncontrolling interests.

Derivative Instruments (Interest Rate Caps)

The Company's objective in using derivative instruments is to add stability to its interest expense and to manage its exposure to interest rate movements or other identified risks. To accomplish this objective, the Company is using interest rate caps, designated as cash flow hedges, which involve the receipt of fixed-rate payments in exchange for variable-rate amounts over the life of the agreement.

The Company records all derivatives on the balance sheet at fair value. Derivatives used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. For derivatives designated as cash flow hedges (such as interest rate caps), the effective portion of changes in the fair value of the derivative is initially reported in other comprehensive income (outside of earnings) and subsequently reclassified to earnings when the hedged transaction affects earnings, and the ineffective portion of changes in the fair value of the derivative is recognized directly in earnings.

The Company assesses the effectiveness of each hedging relationship under the hypothetical derivative method, which means that the Company compares the cumulative change in fair value of the actual cap to the cumulative change in fair value of a hypothetical cap having terms that exactly match the critical terms of the hedged transaction. For derivatives that do not qualify for hedge accounting or when hedge accounting is discontinued, the changes in fair value of the derivative instrument are recognized directly in earnings. See further discussion at Note 13 "*— Long-term Debt, Lease Obligations and Interest Rate Caps.*"

Additionally, in 2009, 2010 and 2011, the Company periodically entered into economic cash flow and fair value hedges designed to minimize the risks associated with exchange rate fluctuations. The impact to the financial statements is insignificant for all periods with any gains and losses included in the income statement.

Goodwill and Other Intangible Assets

Goodwill is allocated to reporting units, which are either the operating segment or one reporting level below the operating segment. For purposes of performing the impairment test for goodwill as required by ASC 350 *"Intangibles — Goodwill and Other,"* (ASC 350) the Company established the following reporting units: Marine Systems, Sensor Geophone, Software, and Solutions. To determine the fair value of these reporting units, the Company uses a discounted future returns valuation model, which includes a variety of level three inputs. The key inputs for the model included the operational five-year forecast for the Company and the then-current market discount factor.

In accordance with ASC 350, the Company is required to evaluate the carrying value of its goodwill at least annually for impairment, or more frequently if facts and circumstances indicate that it is more likely than not impairment has occurred. The Company formally evaluates the carrying value of its goodwill for impairment as of December 31 for each of its reporting units. If the carrying value of a reporting unit of an entity that includes goodwill is determined to be more than the fair value of the reporting unit, there exists the possibility of impairment of goodwill. An impairment loss of goodwill is measured in two steps by first allocating the fair value of the reporting unit to net assets and liabilities including recorded and unrecorded other intangible assets to determine the implied carrying value of goodwill. The next step is to measure the difference between the carrying value of goodwill and the implied carrying value of goodwill, and, if the implied carrying value of goodwill is less than the carrying value of goodwill, an impairment loss is recorded equal to the difference. See further discussion below at Note 10 *"— Goodwill."*

The intangible assets other than goodwill relate to proprietary technology, patents, customer relationships and trade names that are amortized over the estimated periods of benefit (ranging from 4 to 20 years). Following the guidance of ASC 360, the Company reviews the carrying values of these intangible assets for impairment if events or changes in the facts and circumstances indicate that their carrying value may not be recoverable. Any impairment determined is recorded in the current period and is measured by comparing the fair value of the related asset to its carrying value. See further discussion, including the impairment of intangible assets in 2009, below at Note 11 *"— Intangible Assets."*

Intangible assets amortized on a straight-line basis are:

	Estimated Useful Life (Years)
Proprietary technology	4-7
Patents	5-20
Trade names	5
Intellectual property rights	5

The Company amortizes its customer relationship intangible assets on an accelerated basis over a 10 to 15-year period, using the undiscounted cash flows of the initial valuation models. The Company uses an accelerated basis as these intangible assets were initially valued using an income approach, with an attrition rate that resulted in a pattern of declining cash flows over a 10 to 15-year period.

Financial Instruments

The Company's financial instruments include cash and cash equivalents, short-term bank certificates of deposit, accounts and unbilled receivables, accounts payable, accrued multi-client data library royalties, an investment in a convertible note, an investment in RXT common stock, interest rate caps and long-term debt. The carrying amount of cash and cash equivalents, short-term bank certificates of deposit, accounts and unbilled receivables, accounts payable and accrued multi-client data library royalties approximates fair value due to the highly liquid nature of these instruments. The carrying value of the Company's long-term debt as of

December 31, 2011 and 2010 was $105.1 million and $108.7 million, respectively, compared to fair value of $106.5 million and $103.2 million, respectively.

The following table provides additional information related to assets and liabilities measured at fair value on a recurring basis at December 31, 2011 and 2010. The reference to level within the table relates to the level of inputs used to determine fair value, which the key inputs are then described below. The table (in thousands) is as follows:

	Level 1	Level 2	Level 3
2011:			
Investment in a convertible note	$ —	$ —	$5,770
Investment in RXT common stock	556	—	—
Interest rate caps	—	91	—
2010:			
Investment in RXT common stock	1,868	—	—
Interest rate caps	—	286	—

The Company performed a fair value analysis on its investment in a convertible note based upon Level 3 inputs, including the investee's expectations of the terms and likelihood of a future financing event, time to liquidity, and stock price volatility. The Company performed a fair value analysis of its investment in RXT based upon Level 1 inputs, utilizing quoted prices from active markets. For further information, see Note 9 "*— Long-term Investments.*"

The Company performed a valuation of its interest rate caps based on Level 2 inputs, such as interest rates and yield curves that are observable at commonly quoted intervals.

Revenue Recognition

The Company derives revenue from the sale of (i) acquisition systems and other seismic equipment within its Systems segment; (ii) multi-client surveys, licenses of "on-the-shelf" data libraries and imaging services within its Solutions segment; and (iii) navigation, survey and quality control software systems within its Software segment. All revenues of the Solutions segment and the services component of revenues for the Software segment are classified as services revenues. All other revenues are classified as product revenues.

Acquisition Systems and Other Seismic Equipment — For the sales of acquisition systems and other seismic equipment, the Company follows the requirements of ASC 605-10 "*Revenue Recognition*" and recognizes revenue when (a) evidence of an arrangement exists; (b) the price to the customer is fixed and determinable; (c) collectibility is reasonably assured; and (d) the acquisition system or other seismic equipment is delivered to the customer and risk of ownership has passed to the customer, or, in the case in which a substantive customer-specified acceptance clause exists in the contract, the later of delivery or when the customer-specified acceptance is obtained.

Multi-Client Surveys, Data Libraries and Imaging Services — Revenues from multi-client surveys are recognized as the seismic data is acquired and/or processed on a proportionate basis as work is performed. Under this method, the Company recognizes revenues based upon quantifiable measures of progress, such as kilometers acquired or days processed. Upon completion of a multi-client seismic survey, the survey data is considered "on-the-shelf," and licenses to the survey data are sold to customers on a non-exclusive basis. The license of a completed multi-client survey is represented by the license of one standard set of data. Revenues on licenses of completed multi-client data surveys are recognized when (a) a signed final master geophysical data license agreement and accompanying supplemental license agreement are returned by the customer; (b) the purchase price for the license is fixed or determinable; (c) delivery or performance has occurred; (d) and no significant uncertainty exists as to the customer's obligation, willingness or ability to pay. In limited situations, the Company has provided the customer with a right to exchange seismic data for another specific seismic data set. In these limited situations, the Company recognizes revenue at the earlier of the customer exercising its exchange right or the expiration of the customer's exchange right.

Revenues from all imaging and other services are recognized when persuasive evidence of an arrangement exists, the price is fixed or determinable, and collectibility is reasonably assured. Revenues from contract services performed on a day-rate basis are recognized as the service is performed.

Software — For the sales of navigation, survey and quality control software systems, the Company follows the requirements of ASC 985-605 "*Software Revenue Recognition.*" The Company recognizes revenue from sales of these software systems when (a) evidence of an arrangement exists; (b) the price to the customer is fixed and determinable; (c) collectibility is reasonably assured; and (d) the software is delivered to the customer and risk of ownership has passed to the customer, or, in the limited case in which a substantive customer-specified acceptance clause exists, the later of delivery or when the customer-specified acceptance is obtained. These arrangements generally include the Company providing related services, such as training courses, engineering services and annual software maintenance. The Company allocates revenue to each element of the arrangement based upon vendor-specific objective evidence ("VSOE") of fair value of the element or, if VSOE is not available for the delivered element, the Company applies the residual method.

In addition to perpetual software licenses, the Company offers certain time-based software licenses. For time-based licenses, the Company recognizes revenue ratably over the contract term, which is generally two to five years.

Multiple-element Arrangements — When separate elements (such as an acquisition system, other seismic equipment and/or imaging services) are contained in a single sales arrangement, or in related arrangements with the same customer, the Company follows the requirements of ASC 605-25 "*Accounting for Multiple-Element Revenue Arrangement*" (ASC 605-25). The multiple element arrangements guidance codified in ASC 605-25 was modified as a result of the final consensus reached in Accounting Standards Update ("ASU") 2009-13, "*Revenue Arrangements with Multiple Deliverables.*" The Company adopted this new guidance as of January 1, 2010. Accordingly, the Company applied this guidance to transactions initiated or materially modified on or after January 1, 2010. The new guidance does not apply to software sales accounted for under ASC 985-605. There was not a material impact of adopting this guidance to the Company's results for the year ended December 31, 2010.

This guidance eliminated the residual method of allocation for multiple-deliverable revenue arrangements and requires that arrangement consideration be allocated at the inception of an arrangement to all deliverables using the relative selling price method. The Company allocates arrangement consideration to each deliverable qualifying as a separate unit of accounting in an arrangement based on its relative selling price. The Company determines its selling price using VSOE, if it exists, or otherwise third-party evidence ("TPE"). If neither VSOE nor TPE of selling price exists for a unit of accounting, the Company uses estimated selling price ("ESP"). The Company generally expects that it will not be able to establish TPE due to the nature of the markets in which the Company competes, and, as such, the Company typically will determine its selling price using VSOE or, if not available, ESP. VSOE is generally limited to the price charged when the same or similar product is sold on a standalone basis. If a product is seldom sold on a standalone basis, it is unlikely that the Company can determine VSOE for the product.

The objective of ESP is to determine the price at which the Company would transact if the product were sold by the Company on a standalone basis. The Company's determination of ESP involves a weighting of several factors based on the specific facts and circumstances of the arrangement. Specifically, the Company considers the anticipated margin on the particular deliverable, the selling price and profit margin for similar products and the Company's ongoing pricing strategy and policies.

The Company believes this guidance principally impacts its Systems segment. A typical arrangement within the Systems segment might involve the sale of various products of the Company's acquisition systems and other seismic equipment. Products under these arrangements are often delivered to the customer within the same period, but in certain situations, depending upon product availability and the customer's delivery requirements, the products could be delivered to the customer at different times. In these situations, the Company considers its products to be separate units of accounting provided the delivered product has value to the customer on a standalone basis. The Company considers a deliverable to have standalone value if the product is sold separately by the Company or another vendor or could be resold by the customer. Further, the Company's revenue arrangements generally do not include a general right of return relative to the delivered products.

In July 2010, the Company contracted with BGP, Inc., China National Petroleum Corporation ("BGP") for the sale of a twelve-streamer DigiSTREAMER™ system. BGP deployed the system into its commercial operations during the fourth quarter of 2011. The contract included customer-specified acceptance criteria, which the Company met and BGP accepted in the fourth quarter of 2011. The contract contained multiple deliverables, of which the streamer system, related system components and certain services were delivered or performed in 2011, and additional streamers and certain services are expected to be delivered or performed during 2012. The Company determined that the deliverables in this transaction had value to BGP on a standalone basis and allocated the arrangement consideration to each separate deliverable based on its relative selling price using ESP. In the fourth quarter of 2011, the Company had recognized the majority of the revenues related to this sale. See further discussion of related party revenues at Note 23 "— *Certain Relationships and Related Party Transactions.*"

In addition, pursuant to the transitional requirements of the new multiple element revenue guidance, the Company adopted the guidance codified by ASU 2009-14, "*Certain Arrangements That Include Software Elements*," as of January 1, 2010. This guidance amended the accounting model for revenue arrangements that includes both tangible products and software elements, such that tangible products containing both software and non-software components that function together to deliver the tangible product's essential functionality are no longer within the scope of software revenue guidance. There was not a material impact to the Company's financial statements of adopting this guidance.

Product Warranty — The Company generally warrants that its manufactured equipment will be free from defects in workmanship, materials and parts. Warranty periods generally range from 30 days to three years from the date of original purchase, depending on the product. The Company provides for estimated warranty as a charge to costs of sales at the time of sale. However, new information may become available, or circumstances (such as applicable laws and regulations) may change, thereby resulting in an increase or decrease in the amount required to be accrued for such matters (and therefore a decrease or increase in reported net income in the period of such change). In limited cases, the Company has provided indemnification of customers for intellectual property infringement claims.

Research, Development and Engineering

Research, development and engineering costs primarily relate to activities that are designed to improve the quality of the subsurface image and overall acquisition economics of the Company's customers. The costs associated with these activities are expensed as incurred. These costs include prototype material and field testing expenses, along with the related salaries and stock-based compensation, facility costs, consulting fees, tools and equipment usage, and other miscellaneous expenses associated with these activities.

Income Taxes

Income taxes are accounted for under the liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, including operating loss and tax credit carry-forwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which those temporary differences are expected to be recovered or settled. The Company records a valuation allowance for a significant portion of U.S. deferred tax assets and will continue to reserve for a significant portion of U.S. deferred tax assets until there is sufficient evidence to warrant reversal (see Note 16 "— *Income Taxes*"). The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Comprehensive Net Income (Loss)

Comprehensive net income (loss) as shown in the Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss) and the balance in Accumulated Other Comprehensive Income (Loss) as shown in the Consolidated Balance Sheets as of December 31, 2011 and 2010, consist of foreign currency translation adjustments, changes in fair value of cash flow hedges, equity interest in INOVA Geophysical's accumulated other comprehensive income and unrealized gains or losses on available-for-sale securities.

Foreign Currency Gains and Losses

Assets and liabilities of the Company's subsidiaries operating outside the United States that account in a functional currency other than the U.S. dollar have been translated to U.S. dollars using the exchange rate in effect at the balance sheet date. Results of foreign operations have been translated using the average exchange rate during the periods of operation. Resulting translation adjustments have been recorded as a component of Accumulated Other Comprehensive Income (Loss). Foreign currency transaction gains and losses are included in the Consolidated Statements of Operations in other income (expense) as they occur. Total foreign currency transaction gains (losses) were $(1.7) million, $1.1 million and $(3.8) million for 2011, 2010 and 2009, respectively.

Concentration of Major Customers and Credit and Foreign Sales Risk

No single customer represented 10% or more of the Company's consolidated net revenues for 2011, 2010 and 2009; however, the Company's top five customers in the aggregate represented approximately 30%, 28% and 29%, respectively, of the Company's consolidated net revenues. The loss of any significant customers or deterioration in the Company's relationship with these customers could have a material adverse effect on the Company's results of operations and financial condition.

The majority of the Company's foreign sales are denominated in U.S. dollars. For 2011, 2010 and 2009, international sales comprised 66%, 60% and 64%, respectively, of total net revenues. For a number of years, the CIS and certain Latin American countries have experienced economic problems and uncertainties. However, given the global downturn that commenced in 2008, more countries and areas of the world have also experienced economic problems and uncertainties. In addition, the geopolitical turmoil that affected many countries in the Middle East and North Africa during 2011 has resulted in economic downturns in many of these countries. To the extent that world events or economic conditions negatively affect the Company's future sales to customers in these and other regions of the world or the collectability of the Company's existing receivables, the Company's future results of operations, liquidity, and financial condition would be adversely affected.

Stock-Based Compensation

The Company accounts for stock-based compensation under the provisions of ASC 718, *"Share-Based Payment"* (ASC 718). The Company estimates the value of stock option awards on the date of grant using the Black-Scholes option pricing model. The determination of the fair value of stock-based payment awards on the date of grant using an option-pricing model is affected by the Company's stock price as well as assumptions regarding a number of subjective variables. These variables include, but are not limited to, expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rate, and expected dividends. The Company recognizes stock-based compensation on the straight-line basis over the service period of each award (generally the award's vesting period).

The Consolidated Statement of Operations for 2009 included approximately $3.3 million of stock-based compensation expense related to prior years. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The prior-period stock-based compensation expense relates to adjustments between estimated and actual forfeitures that should have been recognized over the vesting period of such awards. Such amounts were not deemed material with respect to either the results of prior years or the results and the trend of earnings for 2009 and were therefore recorded in 2009.

Recent Accounting Pronouncements

In September 2011, the Financial Accounting Standards Board ("FASB") issued revised guidance on testing goodwill for impairment. Under the revised guidance, entities testing goodwill for impairment have the option of performing a qualitative assessment before calculating the fair value of the reporting unit. If the entity determines, based on qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. The guidance does not change how goodwill is calculated or assigned to reporting units, nor does it revise the requirements to test goodwill annually for impairment. In addition, the guidance does not amend the requirement to test goodwill for impairment between annual tests if events or circumstances warrant; however, it does revise the examples of events and circumstances that an entity should consider. The guidance is effective for annual and interim goodwill impairment tests performed for annual periods beginning after December 15, 2011. Early adoption of the guidance is permitted. The Company does not anticipate the adoption of this revised guidance will have a material impact on its financial position, results of operations or cash flow.

In June 2011, the FASB issued revised guidance on the presentation of other comprehensive income that will be effective for the Company beginning in 2012. This guidance eliminates the option to present the components of other comprehensive income as part of the statement of shareholders' equity and also requires presentation of reclassification adjustments from other comprehensive income to net income on the face of the financial statements. In December 2011, the FASB issued additional guidance that defers the requirement that companies present reclassification adjustments for each component of accumulated other comprehensive income in both net income and other comprehensive income on the face of the financial statements. The implementation of this guidance in 2012 will change the presentation of the Company's financial statements, but will not have any impact on the Company's financial position, results of operations or cash flows.

(2) Equity Method Investment in INOVA Geophysical

On March 25, 2010, the Company completed the disposition of most of its land seismic equipment businesses in connection with its formation of a land equipment joint venture with BGP. BGP is a subsidiary of China National Petroleum Corporation ("CNPC") and is a leading global geophysical services contracting company. The resulting joint venture company, organized under the laws of the People's Republic of China, was named INOVA Geophysical Equipment Limited ("INOVA Geophysical"). BGP owns a 51% interest in INOVA Geophysical, and the Company owns a 49% interest. INOVA Geophysical is managed through a Board of Directors consisting of four members appointed by BGP and three members appointed by the Company. The results of operations and financial condition of the Company as of and for the twelve months ended December 31, 2010 have been materially affected by this disposition, which affects the comparability of certain of the financial information contained in these Consolidated Financial Statements. The Company accounts for its 49% interest in INOVA Geophysical as an equity method investment. The Company accounts for its share of earnings in INOVA Geophysical on a one fiscal quarter lag basis. Thus, the Company's share of INOVA Geophysical's results for the period from March 26, 2010 through September 30, 2010, are included in the Company's financial results for the year ended December 31, 2010 and the Company's share of INOVA Geophysical's results for the period from October 1, 2010 through September 30, 2011, are included in the Company's financial results for the year ended December 31, 2011.

The following table reflects summarized financial information for INOVA Geophysical as of September 30, 2011 and 2010 and for the periods from October 1, 2010 through September 30, 2011 and March 26, 2010 through September 30, 2010 (in thousands):

	September 30, 2011	September 30, 2010
Current assets	$104,291	$132,438
Non-current assets	108,039	124,665
Current liabilities	38,849	35,231
Non-current liabilities	25,701	28,869
Equity	$147,780	$193,003

	October 1, 2010 through September 30, 2011	March 26, 2010 through September 30, 2010
Total net revenues	$138,735	$ 47,609
Gross profit (loss)	$ 5,765(A)	$(21,574)(B)
Loss from operations	$ (41,836)	$(45,423)
Net loss	$ (46,033)	$(48,416)

(A) Includes approximately $15.7 million of excess inventory charge reflected in INOVA's third quarter of 2011 and ION's fourth quarter of 2011.

(B) Includes approximately $19.3 million of excess inventory charge reflected in INOVA's third quarter of 2010 and ION's fourth quarter of 2010.

The difference between the amount of the Company's share in INOVA Geophysical's net loss for the period of October 1, 2010 through September 30, 2011 and the "Equity in losses of INOVA Geophysical" reflected on the Consolidated Statement of Operations for the year ended December 31, 2011 is primarily due to transactions between the Company's multi-client data library business and INOVA Geophysical, specifically the Company's rental of land seismic equipment to acquire seismic data for its new venture projects. The Company initially defers its 49% of the net income related to these intercompany sales, which will then be recognized over time in proportion to the amortization expense of the associated data library.

(3) Formation of INOVA Geophysical and Related Financing Transactions

On March 25, 2010, the Company completed the transactions contemplated under two definitive agreements relating to its proposed joint venture and related transactions with BGP:

- A Stock Purchase Agreement with BGP dated as of March 19, 2010 (the "Stock Purchase Agreement"), under which ION agreed to sell 23,789,536 shares of ION's common stock to BGP; and
- A Share Purchase Agreement with BGP dated as of March 24, 2010 (the "Share Purchase Agreement"), under which ION agreed to sell to BGP a 51% equity interest in INOVA Geophysical, thereby forming the joint venture with BGP.

The transactions under the Stock Purchase Agreement and the Share Purchase Agreement had been contemplated under the terms of a binding Term Sheet (the "Term Sheet") dated as of October 23, 2009 between ION and BGP.

Proceeds from the Sales of ION Common Stock and Equity Interests in INOVA Geophysical

As provided in the Stock Purchase Agreement, on March 25, 2010, ION issued to BGP 23,789,536 shares of ION's common stock in a privately-negotiated transaction at an effective purchase price of $2.80 per share. The $2.80 price per share had been agreed to by the parties in the Term Sheet.

The 23,789,536 shares of ION common stock issued by ION to BGP consisted of (i) 10,204,082 shares acquired upon BGP's conversion of the approximately $28.6 million principal balance of indebtedness outstanding under a Convertible Promissory Note dated as of October 23, 2009 made by the Company under its then-current credit facility (the "Domestic Convertible Note") to the order of Bank of China, New York Branch ("Bank of China") and (ii) 13,585,454 shares that BGP purchased for $2.80 cash per share under the Stock Purchase Agreement, resulting in total gross cash proceeds to ION from this sale of approximately $38.0 million.

The Domestic Convertible Note, along with a Convertible Promissory Note made by the Company's subsidiary, ION International S.à r.l., to the order of Bank of China on October 23, 2009 under its then-current credit facility (the "Foreign Convertible Note" and together with the Domestic Convertible Note, the "Convertible Notes") had been held by Bank of China in connection with bridge loan financing provided to ION by Bank of China in October 2009. On March 19, 2010, Bank of China assigned the Convertible Notes to BGP. On March 24, 2010, BGP delivered a notice to ION of its election to convert the entire outstanding principal amount under the Domestic Convertible Note into 10,204,082 shares of ION's common stock at the $2.80 per share conversion price, simultaneously with and conditioned upon the closing of the transactions under the Stock Purchase Agreement. BGP did not convert any of the outstanding amount under the Foreign Convertible Note. The total outstanding indebtedness owed by the Company under the Foreign Convertible Note, and all unpaid interest and fees on the Domestic Convertible Note, were repaid by the Company, along with the other revolving credit loans under the Company's existing bank credit facility, using amounts borrowed under the Company's new Credit Facility and the $38.0 million proceeds from the sale of 13,585,454 shares of ION common stock to BGP.

In October 2009, ION issued to BGP a warrant (the "Warrant") to purchase shares of ION common stock. BGP elected not to exercise the Warrant and, on March 25, 2010, BGP terminated the Warrant and surrendered it to ION. After giving effect to the issuance of the total 23,789,536 shares of common stock of ION, BGP beneficially owned as of March 25, 2010, approximately 16.6% of the outstanding shares of ION common stock.

As part of the re-financing of the Company's debt, the Company, contemporaneously with the formation of INOVA Geophysical, entered into a new credit facility, which provided the Company with approximately $106.3 million under a new five-year term loan and approximately $100.0 million under a new revolving line of credit (the "Credit Facility"). In connection with the approximately $38.0 million in cash received from BGP for BGP's purchase of 13,585,454 shares of ION common stock, the Company borrowed approximately $191.3 million in new borrowings under the new Credit Facility, consisting of approximately $106.3 million under a new five-year term loan and approximately $85.0 million under a new revolving line of credit. These funds, along with certain cash on hand, were applied to repay a total of approximately $226.0 million in indebtedness, including (i) approximately $89.4 million in outstanding revolving indebtedness under ION's prior bank senior credit facility, (ii) approximately $101.6 million in outstanding indebtedness under a five-year term loan under ION's prior bank senior credit facility and (iii) approximately $35.0 million of outstanding indebtedness under an amended and restated subordinated promissory note dated December 30, 2008 that had been payable to one of the selling shareholders in connection with ION's acquisition of ARAM Systems Ltd. in 2008.

ION then applied a portion of the $108.5 million in cash proceeds ($99.8 million, net of transaction and professional fees and cash balances, which were part of the disposed land divisions contributed to INOVA Geophysical) it received for BGP's purchase of the 51% equity interest in INOVA Geophysical (see "—*Formation of ION Geophysical*" below) to repay the $85.0 million of revolving loans that ION had borrowed to pay off the revolving indebtedness under ION's prior bank senior credit facility.

In connection with the Stock Purchase Agreement transactions, the Company entered into an Investor Rights Agreement with BGP that provides that, among other items:

- for so long as BGP owns as least 10% of the Company's outstanding shares of common stock, BGP will have the right to nominate one director to serve on the Board of Directors;
- subject to customary exceptions, BGP will have certain pre-emptive rights to subscribe for a number of shares of the Company's common stock or other securities that the Company is then offering as may be necessary to retain BGP's proportionate ownership of common stock that exists before that issuance; and
- BGP will have certain demand and piggyback registration rights with respect to resales of its shares.

Formation of INOVA Geophysical

On March 25, 2010, ION and BGP formed the INOVA Geophysical joint venture pursuant to the Share Purchase Agreement. The business of INOVA Geophysical is to design, develop, manufacture and sell land-based seismic data acquisition equipment for the petroleum industry worldwide. The joint venture was formed to combine ION's land seismic equipment business and technology with BGP's expertise and experience in land seismic operations and thereby create a new enterprise that would have the resources, technology and experience required to provide advanced products and services on a global basis.

The assets of each party contributed to the joint venture included land seismic recording systems, inventory, certain intellectual property rights and contract rights necessary to or principally used in the conduct or operation of the land equipment businesses as conducted or operated by BGP or ION prior to closing. Under the Share Purchase Agreement, the Company sold BGP a 51% equity interest in INOVA Geophysical for total consideration of $108.5 million cash ($99.8 million net of fees and contributed cash balances) and BGP's transfer to the Company of a 49% equity interest in a Chinese subsidiary that held land seismic equipment assets and related liabilities. The Company and BGP then contributed their respective interests in the Chinese subsidiary to INOVA Geophysical.

INOVA Geophysical also assumed certain liabilities related to the transferred businesses. Among these liabilities was approximately $18.4 million (as of March 25, 2010) in indebtedness under the rental land equipment secured financing that ION and its rental equipment subsidiaries had entered into in June 2009 with ICON Capital Inc. ION remains liable on its guarantee of this indebtedness, but ION has received a back-up guaranty from INOVA Geophysical with respect to any defaults on this transferred indebtedness for which ION is called upon to remedy. INOVA Geophysical also assumed approximately $2.3 million in capital lease liabilities related to certain equipment contributed to the joint venture.

Accounting Impact to the Formation of INOVA Geophysical and Related Financing Transactions

At the closing of the joint venture, the Company recorded a loss on disposition of its land division of approximately $38.1 million in the first quarter of 2010. The following components comprise this loss on disposition:

- The Company received cash proceeds from BGP of $99.8 million, net of $5.6 million of transaction and professional fees and $3.1 million of cash balances, which were part of the disposed land divisions contributed to INOVA Geophysical.
- The Company retained a 49% interest in INOVA Geophysical, which was recorded at its fair value of $119.0 million. The fair value was determined on a discounted cash flow basis based upon operating forecasts, which included assumptions about future market and economic conditions. The valuation utilized Level 3 inputs, and the main drivers in the calculation were INOVA Geophysical's operational five-year forecast, which included revenues, operating expenses and capital expenditures. The Company corroborated its discounted cash flow analysis with a fair value analysis of the cash and other assets contributed by BGP for its 51% interest in INOVA Geophysical.
- The Company deconsolidated $221.7 million of net assets associated with its land division.
- The Company recognized $21.2 million of accumulated foreign currency translation losses, primarily related to its Canada land operations.
- The Company recognized $7.0 million of expense resulting from the sale of ION common stock to BGP at a discount to market under BGP's equity purchase commitment as an inducement for BGP to enter into the transaction.
- The Company recognized $5.0 million of expense related to its permanently ceasing the use of certain leased facilities previously occupied by its land division. See further discussion at Note 21 "—*Restructuring Activities*".
- The Company recognized $2.0 million of other expenses associated with the formation of INOVA Geophysical.

The following represents the impact of the other related financing transactions in the first quarter of 2010:

- The Company recorded a non-cash fair value adjustment of $12.8 million, reflecting the decrease in the fair value of the Warrant issued to BGP in October 2009, from January 1, 2010 through March 25, 2010, the date of the formation of INOVA Geophysical. At that date, the remaining $32.0 million liability representing the Warrant's fair value was reclassified to additional paid-in-capital. The fair value of the Warrant was based on Level 2 inputs, using a Black-Scholes model. The key inputs for the Black-Scholes model included the current market price of the Company's common stock, the yield on the common stock dividend payments (0%), risk-free interest rates, the expected term (March 2010) and the Company stock's historical and implied volatility.
- The Company recognized in interest expense the remaining non-cash debt discount of $8.7 million, which was associated with the Company's execution and delivery of the Convertible Notes to BGP in October 2009.
- As part of the repayment of the previous revolving line of credit and term loan, the Company wrote-off to interest expense, $10.1 million of unamortized debt issuance costs.

The following represents the impact of the related financing transaction in the fourth quarter of 2009:

- At issuance of the Warrant to BGP in October 2009, the Company determined that the Warrant was not considered indexed to the Company's own stock and was required to be accounted for as a liability at its fair value. As a result, the Company recorded a $15.4 million non-cash discount on the Bank of China Convertible Notes. This non-cash discount was associated with the day-one fair value of the Warrant, which was being amortized over the expected term of the Convertible Notes (expiring March 2010). Approximately $6.7 million of the non-cash debt discount was recognized to interest expense during the fourth quarter of 2009. The Company also recorded a subsequent non-cash fair value adjustment of $29.4 million, reflecting the increase in the fair value of the Warrant from its issuance through December 31, 2009.

(4) Segment and Geographic Information

The Company evaluates and reviews its results based on four segments: Solutions, Systems, Software and Legacy Land Systems (INOVA). The Company measures segment operating results based on income from operations. The Legacy Land Systems (INOVA) segment represents the disposed land division operations through March 25, 2010, the date of the closing of INOVA Geophysical.

A summary of segment information is as follows (in thousands):

	Years Ended December 31,		
	2011	2010	2009
Net revenues:			
Solutions:			
Data Processing	$ 88,783	$107,997	$ 82,330
New Venture	98,335	81,293	71,135
Data Library	76,332	87,664	26,520
Total	$263,450	$276,954	$179,985
Systems:			
Towed Streamer	$111,453	$ 83,567	$ 83,398
Other	41,551	30,659	44,891
Total	$153,004	$114,226	$128,289
Software:			
Software Systems	$ 36,031	$ 34,465	$ 31,601
Services	2,136	2,166	2,132
Total	$ 38,167	$ 36,631	$ 33,733
Legacy Land Systems (INOVA)	$ —	$ 16,511	$ 77,774
Total	$454,621	$444,322	$419,781

Gross profit:			
Solutions	$ 84,647	$ 93,804	$ 59,844
Systems	61,109	48,557	52,934
Software	27,689	24,356	21,998
Legacy Land Systems (INOVA)	—	(984)	(2,638)
Total	$173,445	$165,733	$ 132,138
Gross margin:			
Solutions	32%	34%	33%
Systems	40%	43%	41%
Software	73%	66%	65%
Legacy Land Systems (INOVA)	—	(6%)	(3%)
Total	38%	37%	31%
Income (loss) from operations:			
Solutions	$ 50,620	$ 60,632	$ 27,746
Systems	33,034	27,749	31,209
Software	24,463	21,936	19,970
Legacy Land Systems (INOVA)	—	(9,623)	(40,881)
Corporate and other	(41,322)	(47,847)	(58,216)
Impairment of intangible assets	—	—	(38,044)
Income (loss) from operations	66,795	52,847	(58,216)
Interest expense, net	(5,784)	(30,770)	(33,950)
Equity in losses of INOVA Geophysical	(22,862)	(23,724)	—
Loss on disposition of land division	—	(38,115)	—
Fair value adjustment of warrant	—	12,788	(29,401)
Gain on legal settlement	—	24,500	—
Impairment of cost method investments	(1,312)	(7,650)	(4,454)
Other income (expense)	(2,135)	228	(4,023)
Income (loss) before income taxes	$ 34,702	$ (9,896)	$(130,044)
Depreciation and amortization (including multi-client data library):			
Solutions	$ 84,958	$ 96,271	$ 62,930
Systems	3,229	2,992	2,572
Software	1,116	2,461	2,665
Legacy Land Systems (INOVA)	—	6,367	25,136
Corporate and other	1,931	2,644	3,057
Total	$ 91,234	$110,735	$ 96,360

	December 31,	
	2011	2010
Total assets:		
Solutions	$321,384	$255,528
Systems	179,154	139,844
Software	38,949	41,888
Corporate and other	134,571	194,597
Total	$674,058	$631,857

	December 31,	
	2011	2010
Total assets by geographic area:		
North America	$463,287	$448,015
Europe	59,730	56,507
Middle East	111,336	75,351
Latin America	28,692	43,363
Other	11,013	8,621
Total	$674,058	$631,857

Intersegment sales are insignificant for all periods presented. Corporate assets include all assets specifically related to corporate personnel and operations, a majority of cash and cash equivalents, and the investment in INOVA Geophysical. Depreciation and amortization expense is allocated to segments based upon use of the underlying assets.

A summary of net revenues by geographic area follows (in thousands):

	Years Ended December 31,		
	2011	2010	2009
North America	$155,877	$177,480	$152,995
Europe	160,230	136,846	92,760
Asia Pacific	78,777	51,496	67,199
Latin America	12,199	45,954	34,250
Africa	7,926	18,417	25,435
Middle East	28,227	10,536	42,403
Commonwealth of Independent States (CIS)	11,385	3,593	4,739
Total	$454,621	$444,322	$419,781

Net revenues are attributed to geographical locations on the basis of the ultimate destination of the equipment or service, if known, or the geographical area imaging services are provided. If the ultimate destination of such equipment is not known, net revenues are attributed to the geographical location of initial shipment.

(5) Net Income (Loss) per Common Share

Basic net income (loss) per common share is computed by dividing net income (loss) applicable to common shares by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per common share is determined based on the assumption that dilutive restricted stock and restricted stock unit awards have vested and outstanding dilutive stock options have been exercised and the aggregate proceeds were used to reacquire common stock using the average price of such common stock for the period. The total number of shares issuable under anti-dilutive options at December 31, 2011, 2010 and 2009 were 2,974,886, 7,721,792 and 7,766,188, respectively.

There were 27,000 shares of Series D Cumulative Convertible Preferred Stock outstanding as of December 31, 2011, which may be converted, at the holder's election, into up to 6,065,075 shares of common stock. See further discussion of the Series D Preferred Stock conversion provisions at Note 14 "*— Cumulative Convertible Preferred Stock.*" The outstanding shares of all Series D Preferred Stock were anti-dilutive for all periods presented.

The Convertible Notes and Warrant entered into on October 23, 2009 were anti-dilutive. See further discussion of these transactions at Note 3 "*— Formation of INOVA Geophysical and Related Financing Transactions.*"

The following table summarizes the computation of basic and diluted net income (loss) per common share (in thousands, except per share amounts):

	Years Ended December 31,		
	2011	2010	2009
Net income (loss) applicable to common shares	$ 23,422	$ (38,774)	$(113,559)
Weighted average number of common shares outstanding	154,811	144,278	110,516
Effect of dilutive stock awards	1,279	—	—
Weighted average number of diluted common shares outstanding	156,090	144,278	110,516
Basic net income (loss) per share	$ 0.15	$ (0.27)	$ (1.03)
Diluted net income (loss) per share	$ 0.15	$ (0.27)	$ (1.03)

(6) Accounts Receivable

A summary of accounts receivable is as follows (in thousands):

	December 31,	
	2011	2010
Accounts receivable, principally trade	$131,810	$78,421
Less allowance for doubtful accounts	(1,198)	(845)
Accounts receivable, net	$130,612	$77,576

(7) Inventories

A summary of inventories is as follows (in thousands):

	December 31,	
	2011	2010
Raw materials and purchased subassemblies	$ 45,829	$ 39,412
Work-in-process	8,294	4,605
Finished goods	29,059	35,741
Reserve for excess and obsolete inventories	(13,037)	(12,876)
Total	$ 70,145	$ 66,882

The Company provides for estimated obsolescence or excess inventory charges in amounts equal to the difference between the cost of inventory and market based upon assumptions about future demand for the Company's products and market conditions. For 2011, 2010 and 2009, the Company recorded inventory obsolescence and excess inventory charges of approximately $0.6 million, $1.6 million, and $9.0 million, respectively.

(8) Property, Plant and Equipment

A summary of property, plant and equipment is as follows (in thousands):

	December 31, 2011	December 31, 2010
Buildings	$ 15,130	$ 13,963
Machinery and equipment	71,550	73,663
Lease and seismic rental equipment	2,986	3,721
Furniture and fixtures	3,377	3,810
Other	1,727	738
Total	94,770	95,895
Less accumulated depreciation	(69,999)	(75,750)
Property, plant and equipment, net	$ 24,771	$ 20,145

Total depreciation expense, including amortization of assets recorded under capital leases, for 2011, 2010 and 2009 was $9.4 million, $15.7 million and $32.6 million, respectively.

(9) Long-term Investments

In May 2011, the Company purchased a convertible note from a privately-owned U.S-based technology company. The principal amount of the note is $6.5 million, and it bears interest at a rate of 4% per annum. The maturity date of the note is two years; however, the note will automatically convert into shares of common stock of the investee on the earlier to occur of (a) the maturity date of the note and (b) the date funds are invested into the investee by any venture capital firm or other investor. Upon the occurrence of a conversion event, the note will convert into a number of shares of common stock equal to 15% of the total post-conversion outstanding shares of common stock of the investee, excluding any shares issued after the date of the note to third party investors who have made equity investments in the investee. The investee does not have the right to prepay any principal on the note without the Company's consent; therefore, it is expected that the note will automatically convert within two years from the date of issuance. Interest on the note will be paid in cash upon the maturity date, or conversion, if sooner.

The Company classifies this investment as available-for-sale and has recorded the fair value of this investment as a noncurrent asset included in other assets on its consolidated balance sheet with unrealized gains and losses reflected in accumulated other comprehensive income until realized. As of December 31, 2011, the fair value of this investment was approximately $5.8 million with $0.7 million of unrealized losses recorded in accumulated other comprehensive income.

In April 2010, the Company received in satisfaction of its outstanding trade receivables owed to it by Reservoir Exploration Technology, ASA ("RXT"), 351,096,180 shares (3,510,960 shares after RXT's reverse stock split effective on December 22, 2010) of RXT common stock having a fair value of approximately $9.5 million. The Company accounts for its shares in RXT as "available-for-sale." Between April 2010 and December 31, 2010, the investment declined in value. As of December 31, 2010, the Company determined that the decline in the fair value of the RXT shares was other-than-temporary, which resulted in a write-down of the investment to a fair value of $1.9 million with a charge to earnings of $7.6 million. The shares have since declined to a fair value of approximately $0.6 million at December 31, 2011, which resulted in a further write-down of the investment to fair value with a charge to earnings of $1.3 million as the Company determined the decline was other-than-temporary.

In 2009, as part of its periodic cost method investment impairment review, the Company identified its investment in Colibrys, Ltd. as meeting impairment indicators. The Company then calculated the fair value of its investment using Level 3 inputs, which included current financial data and operational forecasts with the main drivers in the calculation being the investment's forecasted cash flows and its current obligations. Based upon the Company's analysis, the Company determined that its investment was fully impaired from its original cost of $4.5 million.

(10) Goodwill

On December 31, 2011 and 2010, the Company completed the annual reviews of the carrying value of goodwill in its Marine Systems and Software reporting units and noted no impairments. The goodwill in the Company's Solutions reporting unit related to the acquisition of a controlling interest in a data processing business that occurred in December 2011. The annual impairment tests for 2011 and 2010 both indicated that the fair value of the Marine Systems and Software reporting units significantly exceeded their carrying values. However, if the estimates or related projections associated with the reporting units significantly change in the future, the Company may be required to record impairment charges.

The following is a summary of the changes in the carrying amount of goodwill for the years ended December 31, 2011 and 2010 (in thousands):

	Systems	Software	Solutions	Total
Balance at January 1, 2010	$26,984	$25,068	$ —	$52,052
Impact of foreign currency translation adjustments	—	(719)	—	(719)
Balance at December 31, 2010	26,984	24,349	—	51,333
Goodwill acquired during the year	—	—	2,701	2,701
Impact of foreign currency translation adjustments	—	(71)	—	(71)
Balance at December 31, 2011	$26,984	$24,278	$2,701	$53,963

(11) Intangible Assets

A summary of intangible assets, net, is as follows (in thousands):

	December 31, 2011		
	Gross Amount	Accumulated Amortization	Net
Customer relationships	$42,194	$(25,529)	$16,665
Intellectual property rights	3,350	(2,299)	1,051
Proprietary technology	14,242	(14,242)	—
Trade names	4,041	(4,041)	—
Patents	702	(702)	—
Total	$64,529	$(46,813)	$17,716

	December 31, 2010		
	Gross Amount	Accumulated Amortization	Net
Customer relationships	$40,211	$(22,115)	$18,096
Intellectual property rights	3,350	(1,987)	1,363
Proprietary technology	14,242	(13,384)	858
Trade names	4,043	(4,043)	—
Patents	702	(702)	—
Total	$62,548	$(42,231)	$20,317

In the first quarter of 2009, the Company recorded an impairment charge of $38.0 million, before tax, associated with a portion of its proprietary technology and the remainder of its customer relationships related to the ARAM acquisition. This impairment was the result of the continued overall economic and financial crisis, which continued to adversely affect the demand for the Company's products and services, especially for its land analog acquisition products within North America and Russia. The valuation was performed using Level 3 inputs. The fair value of these assets was estimated using a discounted cash flow model, which included a variety of inputs. The key inputs for the model included the operational five-year forecast for the Company, the then-current market discount factor, and the forecasted cash flows related to each intangible asset. The forecasted operational and cash flow amounts were determined using the current activity levels in the Company as well as the current and expected short-term market conditions.

Total amortization expense for intangible assets for 2011, 2010 and 2009 was $4.5 million, $7.4 million, and $13.7 million, respectively. A summary of the estimated amortization expense for the next five years is as follows (in thousands):

Years Ended December 31,	
2012	$3,881
2013	$3,079
2014	$2,573
2015	$2,164
2016	$1,894

(12) Accrued Expenses

A summary of accrued expenses is as follows (in thousands):

	December 31,	
	2011	2010
Compensation, including compensation-related taxes and commissions	$19,398	$28,024
Accrued multi-client data library acquisition costs	26,871	15,434
Deferred income tax liability	5,695	12,451
Other	9,420	11,341
Total accrued expenses	$61,384	$67,250

A summary of warranty activity is as follows (in thousands):

	Years Ended December 31,		
	2011	2010	2008
Balance at beginning of period	$ 784	$ 5,088	$10,526
Reduction of warranties for disposal of land division	—	(3,821)	—
Accruals (expirations) for warranties issued/expired during the period	1,165	443	(2,121)
Settlements made (in cash or in kind) during the period	(1,234)	(926)	(3,317)
Balance at end of period	$ 715	$ 784	$ 5,088

(13) Long-term Debt, Lease Obligations and Interest Rate Caps

Obligations (in thousands)	December 31,	
	2011	2010
$100.0 million revolving line of credit	$ —	$ —
Term loan facility	99,250	103,250
Facility lease obligation	3,047	3,657
Equipment capital leases	2,815	1,753
Total	105,112	108,660
Current portion of long-term debt and lease obligations	(5,770)	(6,073)
Non-current portion of long-term debt and lease obligations	$ 99,342	$102,587

Revolving Line of Credit and Term Loan Facility

On March 25, 2010, ION, its Luxembourg subsidiary, ION International S.à r.l. ("ION Sàrl"), and certain of its other U.S. and foreign subsidiaries entered into a new credit facility (the "Credit Facility"). The terms of the

Credit Facility are set forth in a credit agreement dated March 25, 2010 (the "Credit Agreement"), by and among ION, ION Sàrl and China Merchants Bank Co., Ltd., New York Branch ("CMB"), as administrative agent and lender. The obligations of ION under the Credit Facility are guaranteed by certain of ION's material U.S. subsidiaries and the obligations of ION Sàrl under the Credit Facility are guaranteed by certain of ION's material U.S. and foreign subsidiaries, in each case that are parties to the Credit Agreement. INOVA Geophysical is also providing a bank stand-by letter of credit as credit support for our obligations under the Credit Agreement.

The Credit Facility provides ION with a revolving line of credit of up to $100.0 million in borrowings (including borrowings for letters of credit), and refinanced ION's outstanding term loan under the its previous syndicated credit facility with a new term loan in the original principal amount of $106.3 million. The Credit Facility permits direct borrowings by ION Sàrl for use by ION's foreign subsidiaries.

Under the Credit Facility, up to $75.0 million is available for revolving line of credit borrowings by ION, and up to $60.0 million (or its equivalent in foreign currencies) is available for revolving line of credit borrowings by ION Sàrl, but the total amounts borrowed may not exceed $100.0 million. Borrowings under the Credit Facility are not subject to a borrowing base. As of December 31, 2011, ION had no indebtedness outstanding under the revolving line of credit.

Revolving credit borrowings under the Credit Facility may be utilized to fund the working capital needs of ION and its subsidiaries, to finance acquisitions and investments and for general corporate purposes. In addition, the Credit Facility includes a $35.0 million sub-limit for the issuance of documentary and stand-by letters of credit.

The revolving credit indebtedness and term loan indebtedness under the Credit Facility are each scheduled to mature on March 24, 2015. The principal amount under the term loan is subject to scheduled quarterly amortization payments of $1.0 million per quarter until the maturity date, with the remaining unpaid principal balance due upon the maturity date. The indebtedness under the Credit Facility may sooner mature on a date that is 18 months after the earlier of (i) any dissolution of INOVA Geophysical, or (ii) the administrative agent determining in good faith that INOVA Geophysical is unable to perform its obligations under its credit support obligations it has provided under the Credit Facility.

The interest rate per annum on borrowings under the Credit Facility will be, at ION's option:

- An alternate base rate equal to the sum of (i) the greatest of (a) the prime rate of CMB, (b) a federal funds effective rate plus 0.50%, or (c) an adjusted LIBOR-based rate plus 1.0%, and (ii) an applicable interest margin of 2.5%; or

- For eurodollar borrowings and borrowings in Euros, Pounds Sterling or Canadian Dollars, the sum of (i) an adjusted LIBOR-based rate, and (ii) an applicable interest margin of 3.5%.

As of December 31, 2011, the $99.3 million in outstanding term loan indebtedness under the Credit Facility accrued interest at a rate of 4.1% per annum.

The obligations of ION and the guarantee obligations of the U.S. guarantors are secured by a first-priority security interest in 100% of the stock of all U.S. guarantors and 65% of the stock of certain first-tier foreign subsidiaries and by substantially all other assets of ION and the U.S. guarantors. The obligations of ION Sàrl and the foreign guarantors are secured by a first-priority security interest in 100% of the stock of the foreign guarantors and the U.S. guarantors and substantially all other assets of the foreign guarantors, the U.S. guarantors and ION.

The agreements governing the Credit Facility contain covenants that restrict the borrowers, the guarantors and their subsidiaries, subject to certain exceptions, from:

- Incurring additional indebtedness (including capital lease obligations), granting or incurring additional liens on ION's properties, pledging shares of ION's subsidiaries, entering into certain merger or other change-in-control transactions, entering into transactions with ION's affiliates, making certain sales or other dispositions of assets, making certain investments, acquiring other businesses and entering into sale-leaseback transactions with respect to ION's properties;

- Paying cash dividends on ION's common stock; and
- Repurchasing and acquiring ION's capital stock, unless there is no event of default under the Credit Agreement and the amount of such repurchases does not exceed an amount equal to (i) 25% of ION's consolidated net income for the prior fiscal year, less (ii) the amount of any cash dividends paid on ION's common stock.

The Credit Facility requires compliance with certain financial covenants, including certain requirements that became effective on June 30, 2011 and are in effect for each fiscal quarter thereafter for ION and its U.S. subsidiaries to:

- Maintain a minimum fixed charge coverage ratio in an amount equal to at least 1.125 to 1;
- Not exceed a maximum leverage ratio of 3.25 to 1; and
- Maintain a minimum tangible net worth of at least 60% of ION's tangible net worth as of March 31, 2010.

The fixed charge coverage ratio is defined as the ratio of (i) ION's consolidated EBITDA less cash income tax expense and non-financed capital expenditures, to (ii) the sum of scheduled payments of lease payments and payments of principal indebtedness, interest expense actually paid and cash dividends, in each case for the four consecutive fiscal quarters most recently ended. The leverage ratio is defined as the ratio of (x) total funded consolidated debt, capital lease obligations and issued letters of credit (net of cash collateral) to (y) ION's consolidated EBITDA for the four consecutive fiscal quarters most recently ended. As of December 31, 2011, ION was in compliance with these financial covenants and the Company expects to remain in compliance with these financial covenants throughout 2012.

The Credit Agreement contains customary event of default provisions (including a "change of control" event affecting ION), the occurrence of which could lead to an acceleration of ION's obligations under the Credit Facility. The Credit Agreement also provides that certain acts of bankruptcy, insolvency or liquidation of INOVA Geophysical or BGP would constitute additional events of default under the Credit Facility.

Interest Rate Caps

In August 2010, the Company entered into an interest rate cap agreement and purchased interest rate caps (the "August 2010 Caps") having an initial notional amount of $103.3 million with a three-month average LIBOR cap of 2.0%. If and when the three-month average LIBOR rate exceeds 2.0%, the LIBOR portion of interest owed by the Company would be capped at 2.0%. The initial notional amount was set to equal the projected outstanding balance under the Company's term loan facility at December 31, 2010. The notional amount was then set so as not to exceed the Company's outstanding balance of its term loan facility over a period extending through March 29, 2013. The Company purchased these interest rate caps for approximately $0.4 million and designated the interest rate caps as cash flow hedges.

In July 2011, the Company purchased additional interest rate caps (the "July 2011 Caps") related to its term loan facility. The notional amounts of the July 2011 Caps, together with the notional amounts of the August 2010 Caps, were set so as not to exceed the outstanding balance of the Company's term loan facility over a period that extends through March 31, 2014. The Company purchased these interest rate caps for an amount equal to approximately $0.3 million and designated the interest rate caps as cash flow hedges.

As of December 31, 2011, the Company held interest rate caps as follows (amounts in thousands):

		Notional Amounts		
Payment Date	**Cap Rate**	**August 2010 Caps**	**July 2011 Caps**	**Total**
March 29, 2012	2.0%	$89,325	$ —	$89,325
June 29, 2012	2.0%	$68,775	$18,850	$87,625
September 28, 2012	2.0%	$68,075	$18,650	$86,725
December 31, 2012	2.0%	$67,375	$18,450	$85,825
March 29, 2013	2.0%	$66,675	$18,250	$84,925
June 28, 2013	2.0%	$ —	$63,175	$63,175
September 30, 2013	2.0%	$ —	$62,475	$62,475
December 31, 2013	2.0%	$ —	$61,775	$61,775
March 31, 2014	2.0%	$ —	$61,075	$61,075

These interest rate caps have been designated as cash flow hedges according to ASC 815 ("*Derivatives and Hedging*") and, accordingly, the effective portion of the change in fair value of these interest rate caps are recognized in other comprehensive income in the Company's consolidated financial statements. The Company has recorded the fair value of these interest rate caps as a noncurrent asset included in other assets on its condensed consolidated balance sheet. As of December 31, 2011, the total fair value of the interest rate caps was $0.1 million. For the year ended December 31, 2011 and 2010, there was approximately $0.2 million, net of tax, and $0.1 million, net of tax, respectively, related to the change in fair value included in other comprehensive income. Unrealized gains or losses included in other comprehensive income related to these interest rate caps will be reclassified into earnings as each interest rate caplet settles on the contractual payment dates as shown in the table above. During 2011, $0.1 million of unrealized losses were reclassified into earnings.

Facility Lease Obligation

In 2001, the Company sold its facilities, located in Stafford, Texas. Simultaneously with the sale, the Company entered into a non-cancelable twelve-year lease with the purchaser of the property. Because the Company retained a continuing involvement in the property that precluded sale-leaseback treatment for financial accounting purposes, the sale-leaseback transaction was accounted for as a financing transaction.

In June 2005, the owner sold the facilities to two parties, which were unrelated to each other as well as unrelated to the seller. In conjunction with the sale of the facilities, the Company entered into two separate lease arrangements for each of the facilities with the new owners. One lease, which was classified as an operating lease, has a twelve-year lease term. The second lease continues to be accounted for as a financing transaction due to the Company's continuing involvement in the property as a lessee, and has a ten-year lease term. The Company recorded the commitment under the second lease as a $5.5 million lease obligation at an implicit rate of 11.7% per annum, of which $3.0 million was outstanding at December 31, 2011. Both leases have renewal options allowing the Company to extend the leases for up to an additional twenty-year term, which the Company does not expect to renew.

Equipment Capital Leases

The Company has entered into two capital leases that are due in installments for the purpose of financing the purchase of computer equipment through 2014. Interest accrues under these leases at the rate of 6.0% per annum, and the leases are collateralized by liens on the computer equipment. The assets are amortized over the lesser of their related lease terms or their estimated productive lives and such charges are reflected within depreciation expense.

A summary of future principal obligations under long-term debt and equipment capital lease obligations are as follows (in thousands):

Years Ended December 31,	Long-Term Debt	Capital Lease Obligations
2012	$ 4,714	$1,069
2013	4,832	967
2014	4,966	793
2015	87,785	—
Total	$102,297	2,829
Imputed interest		(14)
Net present value of equipment capital lease obligations		2,815
Current portion of equipment capital lease obligations		1,056
Long-term portion of equipment capital lease obligations		$1,759

(14) Cumulative Convertible Preferred Stock

During 2005, the Company entered into an Agreement with Fletcher International, Ltd. (this Agreement, as amended, is referred to as the "Fletcher Agreement") and issued to Fletcher 30,000 shares of Series D-1 Cumulative Convertible Preferred Stock ("Series D-1 Preferred Stock") in a privately-negotiated transaction, receiving $29.8 million in net proceeds. The Fletcher Agreement also provided to Fletcher an option to purchase up to an additional 40,000 shares of additional series of preferred stock from time to time, with each series having a conversion price that would be equal to 122% of an average daily volume-weighted market price of the Company's common stock over a trailing period of days at the time of issuance of that series. In 2007 and 2008, Fletcher exercised this option and purchased 5,000 shares of Series D-2 Cumulative Convertible Preferred Stock ("Series D-2 Preferred Stock") for $5.0 million (in December 2007) and the remaining 35,000 shares of Series D-3 Cumulative Convertible Preferred Stock ("Series D-3 Preferred Stock") for $35.0 million (in February 2008). The shares of Series D-1 Preferred Stock, Series D-2 Preferred Stock and Series D-3 Preferred Stock are sometimes referred to herein as the "Series D Preferred Stock."

Dividends on the shares of Series D Preferred Stock must be paid in cash on a quarterly basis. Dividends are payable at a rate equal to the greater of (i) 5.0% per annum or (ii) the three month LIBOR rate on the last day of the immediately preceding calendar quarter plus 2.5% per annum. The Series D Preferred Stock dividend rate was 5.0% at December 31, 2011.

Under the Fletcher Agreement, if a 20-day volume-weighted average trading price per share of the Company's common stock fell below $4.4517 (the "Minimum Price"), the Company was required to deliver a notice (the "Reset Notice") to Fletcher. On November 28, 2008, the volume-weighted average trading price per share of the Company's common stock on the New York Stock Exchange for the previous 20 trading days was calculated to be $4.328, and the Company delivered the Reset Notice to Fletcher in accordance with the terms of the Fletcher Agreement. In the Reset Notice, the Company elected to reset the conversion prices for the Series D Preferred Stock to the Minimum Price ($4.4517 per share), and Fletcher's rights to redeem the Series D Preferred Stock were terminated. The adjusted conversion price resulting from this election was effective on November 28, 2008.

In addition, under the Fletcher Agreement, the aggregate number of shares of common stock issued or issuable to Fletcher upon conversion or redemption of, or as dividends paid on, the Series D Preferred Stock could not exceed a designated maximum number of shares (the "Maximum Number"), and such Maximum Number could be increased by Fletcher providing the Company with a 65-day notice of increase, but under no circumstance could the total number of shares of common stock issued or issuable to Fletcher with respect to the Series D Preferred Stock ever exceed 15,724,306 shares. The Fletcher Agreement had designated 7,669,434 shares as the original Maximum Number. In November 2008, Fletcher delivered a notice to the Company to increase the Maximum Number to 9,669,434 shares, effective February 1, 2009. On November 8, 2010, Fletcher delivered a notice to the Company to increase the Maximum Number to the full 15,724,306 shares, effective January 12, 2011.

On April 8, 2010, Fletcher converted 8,000 of its shares of the outstanding Series D-1 Preferred Stock and all of the outstanding 35,000 shares of the Series D-3 Preferred Stock into a total of 9,659,231 shares of the Company's common stock. The conversion price for these shares was $4.4517 per share, in accordance with the terms of these series of preferred stock. Fletcher continues to own 22,000 shares of the Series D-1 Preferred Stock and 5,000 shares of the Series D-2 Preferred Stock. As a result of Fletcher's delivery of its notice to increase the Maximum Number to the full 15,724,306 shares in November 2010, under the terms of the Fletcher Agreement, Fletcher's remaining 27,000 shares of Series D Preferred Stock are convertible into 6,065,075 shares of the Company's common stock. The conversion prices and number of shares of common stock to be acquired upon conversion are also subject to customary anti-dilution adjustments. Fletcher remains the sole holder of all of the outstanding shares of Series D Preferred Stock.

(15) Stockholders' Equity and Stock-Based Compensation

Stockholder Rights Plan

In December 2008, the Company's Board of Directors adopted a stockholder rights plan. The stockholder rights plan was adopted to give the Company's Board increased power to negotiate in the Company's best interests and to discourage appropriation of control of the Company at a price that was unfair to its stockholders. The stockholder rights plan involved the distribution of one preferred share purchase "right" as a dividend on each outstanding share of the Company's common stock to all holders of record on January 9, 2009. Each right entitled the holder to purchase one one-thousandth of a share of the Company's Series A Junior Participating Preferred Stock at a purchase price of $21.00 per one one-thousandth of a share of Series A Preferred Stock, subject to adjustment. The rights traded in tandem with the Company's common stock until, and would become exercisable beginning upon a "distribution date" that would occur shortly following, among other things, the acquisition of 20% or more of the Company's common stock by an acquiring person. The rights plan and the rights expired in accordance with the terms of the plan on December 29, 2011.

Stock Option Plans

The Company has adopted stock option plans for eligible employees, directors, and consultants, which provide for the granting of options to purchase shares of common stock. As of December 31, 2011, there were 6,791,300 outstanding options under the Company's stock option plans, and 4,793,640 shares available for future grant and issuance.

The options under these plans generally vest in equal annual installments over a four-year period and have a term of ten years. These options are typically granted with an exercise price per share equal to or greater than the current market price and, upon exercise, are issued from the Company's unissued common shares or its treasury shares. In August 2006, the Compensation Committee of the Board of Directors of the Company approved fixed pre-established quarterly grant dates for all future grants of options.

Transactions under the stock option plans are summarized as follows:

	Option Price per Share	Outstanding	Vested	Available for Grant
January 1, 2009	$1.73-$16.39	7,893,275	4,149,341	835,407
Granted	1.07-5.44	635,750	—	(635,750)
Vested	—	—	1,089,478	—
Exercised	1.73-3.00	(9,837)	(9,837)	—
Cancelled/forfeited	3.00-16.39	(753,000)	(186,300)	564,950
Restricted stock granted out of option plans	—	—	—	(568,874)
Restricted stock forfeited or cancelled for employee minimum income taxes and returned to the plans	—	—	—	215,140
December 31, 2009	1.07-16.39	7,766,188	5,042,682	410,873
Increase in shares authorized	—	—	—	2,500,000
Granted	3.42-7.19	1,249,900	—	(1,249,900)
Vested	—	—	1,370,897	—
Exercised	1.07-7.31	(323,610)	(323,610)	—
Cancelled/forfeited	1.07-16.12	(970,686)	(700,561)	674,363
Restricted stock granted out of option plans	—	—	—	(762,680)
Restricted stock forfeited or cancelled for employee minimum income taxes and returned to the plans	—	—	—	76,044
December 31, 2010	2.49-16.39	7,721,792	5,389,408	1,648,700
Increase in shares authorized	—	—	—	5,000,000
Granted	5.81-10.09	1,559,400	—	(1,559,400)
Vested	—	—	851,222	—
Exercised	2.49-11.51	(2,145,792)	(2,145,792)	—
Cancelled/forfeited	3.00-15.43	(344,100)	(250,300)	262,513
Restricted stock granted out of option plans	—	—	—	(651,661)
Restricted stock forfeited or cancelled for employee minimum income taxes and returned to the plans	—	—	—	93,488
December 31, 2011	$2.49-$16.39	6,791,300	3,844,538	4,793,640

Stock options outstanding at December 31, 2011 are summarized as follows:

Option Price per Share	Outstanding	Weighted Average Exercise Price of Outstanding Options	Weighted Average Remaining Contract Life	Vested	Weighted Average Exercise Price of Vested Options
$2.49 - $3.85	1,228,325	$ 3.02	6.7	885,013	$ 3.01
4.11 - 6.42	2,105,700	$ 5.53	8.9	449,175	$ 5.11
6.75 - 10.50	2,311,325	$ 7.94	6.3	1,374,400	$ 8.42
10.81 - 16.39	1,145,950	$14.52	5.9	1,135,950	$14.51
Totals	6,791,300	$ 7.41	7.1	3,844,538	$ 8.59

Additional information related to the Company's stock options is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Life in Years	Aggregate Intrinsic Value (000's)
Total outstanding at January 1, 2011	7,721,792	$ 7.44		6.1	
Options granted	1,559,400	$ 6.10	$4.00		
Options exercised	(2,145,792)	$ 6.11			
Options cancelled	(93,800)	$ 6.84			
Options forfeited	(250,300)	$11.37			
Total outstanding at December 31, 2011	6,791,300	$ 7.41		7.1	$5,096
Options exercisable and vested at December 31, 2011	3,844,538	$ 8.59		5.6	$3,227

The total intrinsic value of options exercised during 2011, 2010 and 2009 was $13.3 million, $0.9 million and less than $0.1 million, respectively. Cash received from option exercises under all share-based payment arrangements for 2011, 2010 and 2009 was $13.1 million, $1.1 million and less than $0.3 million, respectively. The weighted average grant date fair value for stock option awards granted during 2011, 2010 and 2009 was $4.00, $3.81, and $3.17 per share, respectively.

Restricted Stock and Restricted Stock Unit Plans

The Company has issued restricted stock and restricted stock units under the Company's 2004 Long-Term Incentive Plan, 2000 Restricted Stock Plan (which expired in 2010), 1998 Restricted Stock Plan (which expired in 2008) and other applicable plans. Restricted stock units are awards that obligate the Company to issue a specific number of shares of common stock in the future if continued service vesting requirements are met. Non-forfeitable ownership of the common stock will vest over a period as determined by the Company in its sole discretion, generally in equal annual installments over a three-year period. Shares of restricted stock awarded may not be sold, assigned, transferred, pledged or otherwise encumbered by the grantee during the vesting period.

The status of the Company's restricted stock and restricted stock unit awards for 2011 is as follows:

	Number of Shares/Units
Total nonvested at January 1, 2011	977,178
Granted	651,661
Vested	(449,231)
Forfeited	(24,813)
Total nonvested at December 31, 2011	1,154,795

At December 31, 2011, the intrinsic value of restricted stock and restricted stock unit awards was approximately $7.1 million. The weighted average grant date fair value for restricted stock and restricted stock unit awards granted during 2011, 2010 and 2009 was $6.34, $6.30, and $4.79 per share, respectively. The total fair value of shares vested during 2011, 2010 and 2009 was $3.3 million, $3.3 million, and $4.7 million, respectively.

Employee Stock Purchase Plan

In June 2010, the Company adopted an Employee Stock Purchase Plan ("ESPP") to replace the prior ESPP, which terminated on December 31, 2008. The ESPP allows all eligible employees to authorize payroll deductions at a rate of 1% to 10% of base compensation (or a fixed amount per pay period) for the purchase of the

Company's common stock. Each participant is limited to purchase no more than 500 shares per offering period or 1,000 shares annually. Additionally, no participant may purchase shares in any calendar year that exceeds $10,000 in fair market value based on the fair market value of the stock on the offering commencement date. The purchase price of the common stock is the lesser of 85% of the closing price on the first day of the applicable offering period (or most recently preceding trading day) or 85% of the closing price on the last day of the offering period (or most recently preceding trading day). Each offering period is six months and commences on February 1 and August 1 of each year. The ESPP is considered a compensatory plan under ASC 718, and the Company recorded compensation expense of approximately $0.3 million during 2011. The expense represents the estimated fair value of the look-back purchase option. The fair value was determined using the Black-Scholes option pricing model and was recognized over the purchase period. The total number of shares of common stock authorized and available for issuance under ESPP is 1,392,438. The maximum number of shares of common stock that may be purchased for each offering period is 100,000 (200,000 annually).

Stock Appreciation Rights Plan

The Company has adopted a stock appreciation rights plan which provides for the award of stock appreciation rights ("SARs") to directors and selected key employees and consultants. The awards under this plan are subject to the terms and conditions set forth in agreements between the Company and the holders. The exercise price per SAR is not to be less than one hundred percent (100%) of the fair market value of a share of common stock on the date of grant of the SAR. The term of each SAR shall not exceed ten years from the grant date. Upon exercise of a SAR, the holder shall receive a cash payment in an amount equal to the spread specified in the SAR agreement for which the SAR is being exercised. In no event will any shares of common stock be issued, transferred or otherwise distributed under the plan.

As of December 31, 2011, the Company had outstanding 140,000 SAR awards to one individual with an exercise price of $3.00. The Company recorded $0.3 million, less than $0.1 million and $0.8 million, respectively, of share-based compensation expense during 2011, 2010 and 2009 related to employee stock appreciation rights. Pursuant to ASC 718, the stock appreciation rights are considered liability awards and as such, these amounts are accrued in the liability section of the balance sheet.

Valuation Assumptions

The Company calculated the fair value of each stock option on the date of grant using the Black-Scholes option pricing model. The following assumptions were used for each respective period:

	Years Ended December 31		
	2011	2010	2009
Risk-free interest rates	1.1% – 1.9%	1.5% – 2.5%	1.6% – 2.4%
Expected lives (in years)	5.5	5.5	3.6 – 5.5
Expected dividend yield	0%	0%	0%
Expected volatility	65.9% – 80.2%	67.4% – 71.6%	75.0% – 91.9%

The computation of expected volatility during 2011, 2010 and 2009 was based on an equally weighted combination of historical volatility and market-based implied volatility. Historical volatility was calculated from historical data for a period of time approximately equal to the expected term of the option award, starting from the date of grant. Market-based implied volatility was derived from traded options on the Company's common stock having a term of six months. The Company's computation of expected life in 2011, 2010 and 2009 was determined based on historical experience of similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules, and expectations of future employee behavior. The risk-free interest rate assumption is based upon the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option.

(16) Income Taxes

The sources of income (loss) before income taxes are as follows (in thousands):

	Years Ended December 31,		
	2011	2010	2009
Domestic	$12,674	$(55,547)	$ (91,646)
Foreign	22,028	45,651	(38,398)
Total	$34,702	$ (9,896)	$(130,044)

Components of income taxes are as follows (in thousands):

	Years Ended December 31,		
	2011	2010	2009
Current:			
Federal	$ 6,594	$ (3,489)	$ 526
State and local	493	665	74
Foreign	11,180	7,559	17,565
Deferred:			
Federal	(4,893)	21,665	(15,258)
Foreign	(3,238)	542	(22,892)
Total income tax expense (benefit)	$10,136	$26,942	$(19,985)

A reconciliation of the expected income tax expense on income (loss) before income taxes using the statutory federal income tax rate of 35% for 2011, 2010 and 2009 to income tax expense is as follows (in thousands):

	Years Ended December 31,		
	2011	2010	2009
Expected income tax expense (benefit) at 35%	$12,146	$ (3,464)	$(45,515)
Alternate minimum tax provision	—	67	526
Foreign tax rate differential	(7,858)	(11,914)	5,341
Foreign tax differences	(2,511)	—	(1,053)
Formation of INOVA Geophysical	—	10,507	—
Nondeductible financings	—	1,015	12,646
State and local taxes	493	665	74
Nondeductible expenses	1,091	492	1,465
Deferred tax asset valuation allowance:			
Deferred tax asset valuation allowance on formation of INOVA Geophysical	—	20,213	—
Deferred tax asset valuation allowance on equity in losses of INOVA Geophysical	8,002	8,303	—
Deferred tax asset valuation allowance on write-down of RXT shares	459	2,677	—
Deferred tax asset valuation allowance on operations	(1,686)	(1,619)	6,531
Total income tax expense (benefit)	$10,136	$ 26,942	$(19,985)

The tax effects of the cumulative temporary differences resulting in the net deferred income tax asset (liability) are as follows (in thousands):

	December 31,	
	2011	2010
Current deferred:		
Deferred income tax assets:		
Accrued expenses	$ 3,701	$ 8,600
Allowance accounts	3,900	3,725
Inventory	457	483
Total current deferred income tax asset	8,058	12,808
Valuation allowance	(6,148)	(9,486)
Net current deferred income tax asset	1,910	3,322
Deferred income tax liabilities:		
Unbilled receivables	(7,592)	(15,723)
Net current deferred income tax (liability) asset	$ (5,682)	$(12,401)
Non-current deferred:		
Deferred income tax assets:		
Net operating loss carryforward	$ 6,598	$ 6,849
Capital loss carryforward	19,005	19,005
Equity method investment	33,409	25,407
Cost method investments	3,843	3,384
Basis in identified intangibles	3,606	(601)
Basis in research and development	2,045	2,804
Basis in property, plant and equipment	1,234	2,271
Tax credit carryforwards and other	10,386	9,770
Total non-current deferred income tax asset	80,126	68,889
Valuation allowance	(63,327)	(53,214)
Net non-current deferred income tax asset (liability)	$ 16,799	$ 15,675

In 2002, the Company established a valuation allowance for substantially all of its deferred tax assets. Since that time, the Company has continued to record a valuation allowance. In 2011, additional valuation allowance was established on certain U.S. deferred tax assets related to the Company's investment in INOVA Geophysical and its write-down of RXT shares. The valuation allowance was calculated in accordance with the provisions of ASC 740-10, *"Accounting for Income Taxes,"* which requires that a valuation allowance be established or maintained when it is "more likely than not" that all or a portion of deferred tax assets will not be realized. The Company will continue to record a valuation allowance for a significant portion of U.S. net deferred tax assets of $11.9 million until there is sufficient evidence to warrant reversal. In the event the Company's expectations of future operating results change, an additional valuation allowance may be required to be established on the Company's existing unreserved net U.S. deferred tax assets. At December 31, 2011, the Company had net operating loss carry-forwards outside of the U.S. of approximately $24.0 million, the majority of which expires beyond 2027.

As of December 31, 2011, the Company has no significant unrecognized tax benefits and does not expect to recognize any significant increases in unrecognized tax benefits during the next twelve month period. Interest and penalties, if any, related to unrecognized tax benefits are recorded in income tax expense.

The Company's U.S. federal tax returns for 2007 and subsequent years remain subject to examination by tax authorities. The Company is no longer subject to IRS examination for periods prior to 2007, although carryforward attributes that were generated prior to 2007 may still be adjusted upon examination by the IRS if they either have been or will be used in a future period. In the Company's foreign tax jurisdictions, tax returns for 2008 and subsequent years generally remain open to examination.

United States income taxes have not been provided on the cumulative undistributed earnings of the Company's foreign subsidiaries in the amount of approximately $16.6 million as it is the Company's intention to reinvest such earnings indefinitely. The Company's U.S. operations are expected to be fully supported by existing cash balances and U.S. generated cash flows. These foreign earnings could become subject to additional tax if remitted, or deemed remitted, to the United States as a dividend; however, it is not practicable to estimate the additional amount of taxes payable.

(17) Supplemental Cash Flow Information and Non-cash Activity

Supplemental disclosure of cash flow information is as follows (in thousands):

	Years Ended December 31		
	2011	2010	2009
Cash paid during the period for:			
Interest	$ 6,440	$ 11,798	$24,051
Income taxes	15,473	7,263	22,184
Non-cash items from investing and financing activities:			
Sale of rental equipment financed with a note receivable	$ 3,578	$ —	$ —
Transfer of inventory to rental equipment	2,978	3,606	48,560
Exchange of receivable related to a business acquisition	2,000	—	—
Reduction in multi-client data library related to finalization of accrued liabilities	1,888	—	—
Expiration of BGP warrant	—	32,001	—
Conversion of BGP Domestic Convertible Note to equity	—	28,571	—
Investment in INOVA Geophysical	—	119,000	—
Exchange of Reservoir Exploration Technology receivables into shares	—	9,516	—
Investment in multi-client data library financed through trade payables	—	3,429	—
Purchase of computer equipment financed through capital leases	2,597	555	373

(18) Operating Leases

Lessee. The Company leases certain equipment, offices, and warehouse space under non-cancelable operating leases. Rental expense was $18.6 million, $17.2 million, and $16.7 million for 2011, 2010 and 2009, respectively.

A summary of future rental commitments over the next five years under non-cancelable operating leases is as follows (in thousands):

Years Ended December 31,	
2012	$11,368
2013	6,319
2014	3,699
2015	3,295
2016	3,263
Total	$27,944

(19) Benefit Plans

The Company has a 401(k) retirement savings plan, which covers substantially all employees. Employees may voluntarily contribute up to 60% of their compensation, as defined, to the plan. Effective June 1, 2000, the Company adopted a company matching contribution to the 401(k) plan. The Company matched the employee contribution at a rate of 50% of the first 6% of compensation contributed to the plan. In April 2009, the Company suspended its match to employee's 401(k) plan contributions, but reinstated its matching contributions in April 2010. Company contributions to the plans were $1.4 million, $0.9 million, and $0.7 million, during 2011, 2010 and 2009, respectively.

(20) Legal Matters

WesternGeco

In June 2009, WesternGeco L.L.C. ("WesternGeco") filed a lawsuit against the Company in the United States District Court for the Southern District of Texas, Houston Division. In the lawsuit, styled *WesternGeco L.L.C. v. ION Geophysical Corporation*, WesternGeco alleges that the Company has infringed several United States patents regarding marine seismic streamer steering devices that are owned by WesternGeco. WesternGeco is seeking unspecified monetary damages and an injunction prohibiting the Company from making, using, selling, offering for sale or supplying any infringing products in the United States. Based on the Company's review of the lawsuit filed by WesternGeco and the WesternGeco patents at issue, the Company believes that its products do not infringe any WesternGeco patents, that the claims asserted against the Company by WesternGeco are without merit and that the ultimate outcome of the claims against it will not result in a material adverse effect on the Company's financial condition or results of operations. The Company intends to defend the claims against it vigorously.

In June 2009, the Company filed an answer and counterclaims against WesternGeco, in which the Company denies that it has infringed WesternGeco's patents and asserts that the WesternGeco patents are invalid or unenforceable. The Company also asserted that WesternGeco's Q-Marine system, components and technology infringe upon a United States patent owned by the Company related to marine seismic streamer steering devices. The claims by the Company also assert that WesternGeco tortiously interfered with the Company's relationship with its customers. In addition, the Company claims that the lawsuit by WesternGeco is an illegal attempt by WesternGeco to control and restrict competition in the market for marine seismic surveys performed using laterally steerable streamers. In its counterclaims, the Company is requesting various remedies and relief, including a declaration that the WesternGeco patents are invalid or unenforceable, an injunction prohibiting WesternGeco from making, using, selling, offering for sale or supplying any infringing products in the United States, a declaration that the WesternGeco patents should be co-owned by the Company, and an award of unspecified monetary damages.

In June 2010, WesternGeco filed a lawsuit against various subsidiaries and affiliates of Fugro N.V. ("Fugro"), a seismic contractor customer of the Company, accusing Fugro of infringing the same United States patents regarding marine seismic streamer steering devices by planning to use certain equipment purchased from the Company on a survey located outside of U.S. territorial waters. The court approved the consolidation of the Fugro case with the case against the Company. Fugro filed a motion to dismiss the lawsuit, and in March 2011 the presiding judge granted Fugro's motion to dismiss in part, on the basis that the alleged activities of Fugro would occur more than 12 miles from the U.S. coast and therefore are not actionable under U.S. patent infringement law. On February 21, 2012, the Court granted WesternGeco's motions for summary judgment related to the Company's claims against WesternGeco for infringement, inventorship and inequitable conduct.

Fletcher

In November 2009, Fletcher, the holder of shares of the Company's outstanding Series D Preferred Stock, filed a lawsuit against the Company and certain of its directors in the Delaware Court of Chancery. In the lawsuit, styled *Fletcher International, Ltd. v. ION Geophysical Corporation, et al,* Fletcher alleged, among other things, that the Company violated Fletcher's consent rights contained in the Series D Preferred Stock Certificates of Designation, by ION Sàrl's execution and delivery of a convertible promissory note to the Bank of China, New York Branch, in connection with a bridge loan funded in October 2009 by Bank of China, and that the directors violated their fiduciary duty to the Company by allowing ION Sàrl to issue the convertible note without

Fletcher's consent. A total of $10.0 million was advanced to ION Sàrl under the bridge loan, and ION Sàrl repaid $10.0 million on the following day. Fletcher sought a court order requiring ION Sàrl to repay the $10.0 million advanced to ION Sàrl under the bridge loan and unspecified monetary damages. In March 2010, the presiding judge in the case denied Fletcher's request for the court order. In a Memorandum Opinion issued in May 2010 in response to a motion for partial summary judgment, the judge dismissed all of Fletcher's claims against the named Company directors but also concluded that, because the bridge loan note issued by ION Sàrl was convertible into ION common stock, Fletcher technically had the right to consent to the issuance of the note and that the Company violated Fletcher's consent right by ION Sàrl issuing the note without Fletcher's consent. In December 2010, the presiding judge in the case recused himself from the case and a new presiding judge was appointed to the case. In March 2011, the judge dismissed certain of the claims asserted by Fletcher. The Company believes that the remaining claims asserted by Fletcher in the lawsuit are without merit. The Company further believes that the monetary damages suffered by Fletcher as a result of ION Sàrl issuing the bridge loan note without Fletcher's consent are nonexistent or nominal, and that the ultimate outcome of the lawsuit will not result in a material adverse effect on the Company's financial condition or results of operations. The Company intends to defend the remaining claims against it in this lawsuit vigorously.

Sercel

In January 2010, the jury in a patent infringement lawsuit filed by the Company against seismic equipment provider Sercel, Inc. in the United States District Court for the Eastern District of Texas returned a verdict in the Company's favor. In the lawsuit, styled *Input/Output, Inc. et al v. Sercel, Inc., (5-06-cv-00236)*, the Company alleged that Sercel's 408, 428 and SeaRay digital seismic sensor units infringe the Company's United States Patent No. 5,852,242, which is incorporated in the Company's VectorSeis® sensor technology. Products of the Company or INOVA Geophysical that are compatible with the VectorSeis technology include Scorpion®, ARIES II®, FireFly®, Hawk™ and VectorSeis Ocean seismic acquisition systems. The jury concluded that Sercel infringed the Company's patent and that the Company's patent was valid, and the jury awarded the Company $25.2 million in compensatory past damages. In response to post-verdict motions made by the parties, in September 2010, the presiding judge issued a series of rulings that (a) granted the Company's motion for a permanent injunction to be issued prohibiting the manufacture, use or sale of the infringing Sercel products, (b) confirmed that the Company's patent was valid, (c) confirmed that the jury's finding of infringement was supported by the evidence and (d) disallowed $5.4 million of lost profits that were based on infringing products that were manufactured and delivered by Sercel outside of the United States, but were offered for sale by Sercel in the United States and involved underlying orders and payments received by Sercel in the United States. In addition, the judge concluded that the evidence supporting the jury's finding that the Company was entitled to be awarded $9.0 million in lost profits associated with certain infringing pre-verdict marine sales by Sercel was too speculative and therefore disallowed that award of lost profits. As a result of the judge's ruling, the Company is now entitled to be awarded an additional amount of damages equal to a reasonable royalty on the infringing pre-verdict Sercel marine sales. After the Company learned that Sercel continued to make sales of infringing products after the January 2010 jury verdict was rendered, the Company filed motions with the court to seek additional compensatory damages for the post-verdict infringing sales and enhanced damages as a result of the willful nature of Sercel's post-verdict infringement. In February 2011, the Court entered a final judgment and permanent injunction in the case. The final judgment awarded the Company $10.7 million in damages, plus interest, and the permanent injunction prohibits Sercel and parties acting in concert with Sercel from making, using, offering to sell, selling, or importing in the United States (which includes territorial waters of the United States) Sercel's 408UL, 428XL and SeaRay digital sensor units, and all other products that are only colorably different from those products. The Court ordered that the additional damages to be paid by Sercel as a reasonable royalty on the infringing pre-verdict Sercel marine sales and the additional damages to be paid by Sercel resulting from post-verdict infringing sales would be determined in a separate future proceeding. Sercel and the Company appealed portions of the final judgment, and on February 17, 2012, the appellate court upheld the final judgment. The Company has not recorded any amounts related to this gain contingency as of December 31, 2011.

Greatbatch

In 2002, the Company filed a lawsuit against operating subsidiaries of battery manufacturer Greatbatch, Inc., including its Electrochem division (collectively "Greatbatch"), in the 24th Judicial District Court for the

Parish of Jefferson in the State of Louisiana. In the lawsuit, styled *Input/Output, Inc. and I/O Marine Systems, Inc. v. Wilson Greatbatch Technologies, Inc., Wilson Greatbatch, Ltd. d/b/a Electrochem Lithium Batteries, and WGL Intermediate Holdings, Inc., Civil Action No. 578-881, Division "A"*, the Company alleged that Greatbatch had fraudulently misappropriated the Company's product designs and other trade secrets related to the batteries and battery pack used in the Company's DigiBIRD® marine towed streamer vertical control device and used the Company's confidential information to manufacture and market competing batteries and battery packs. After a trial, on October 1, 2009 the jury concluded that Greatbatch had committed fraud, violated the Louisiana Unfair Trade Practices Act and breached a trust and nondisclosure agreement between Greatbatch and the Company, and awarded the Company approximately $21.7 million in compensatory damages. A judgment was entered consistent with the jury verdict. In December 2010, the Company and Greatbatch settled the lawsuit, pursuant to which Greatbatch paid the Company $25.0 million in full satisfaction of the judgment. Upon the cash receipt, the Company recorded a gain on legal settlement of $24.5 million, net of fees paid to attorneys, for the year ended December 31, 2010.

Other

The Company has been named in various other lawsuits or threatened actions that are incidental to its ordinary business. Litigation is inherently unpredictable. Any claims against the Company, whether meritorious or not, could be time-consuming, cause the Company to incur costs and expenses, require significant amounts of management time and result in the diversion of significant operational resources. The results of these lawsuits and actions cannot be predicted with certainty. Management currently believes that the ultimate resolution of these matters will not have a material adverse impact on the financial condition, results of operations or liquidity of the Company.

(21) Restructuring Activities

Due to the formation of INOVA Geophysical, the Company consolidated certain of its Stafford, Texas-based operations, which resulted in the Company permanently ceasing to use certain leased facilities as of March 31, 2010. The Company determined that the fair value of its remaining costs to be incurred under its lease of these facilities was approximately $8.2 million. After considering all deferred items on the Company's balance sheet associated with this lease, the Company recorded a charge to its loss on the disposition of its land equipment businesses of $5.0 million. As of January 1, 2011, the Company had a liability of $6.7 million. For 2011, the Company made cash payments of $1.2 million and accrued approximately $0.4 million related to accretion expense, resulting in a remaining liability of $5.9 million as of December 31, 2011.

In the fourth quarter of 2011, the Company initiated a restructuring of its Sensor geophone operations in the Netherlands, which included reducing headcount at this location by approximately 30%. As of December 31, 2011, the Company accrued a liability of $2.4 million associated with severance costs for these employees and recorded the corresponding expense within general and administrative expenses.

(22) Selected Quarterly Information — (Unaudited)

A summary of selected quarterly information is as follows (in thousands, except per share amounts):

Year Ended December 31, 2011	Three Months Ended			
	March 31	June 30	September 30	December 31
Product revenues	$32,387	$39,016	$ 41,760	$ 75,872
Service revenues	58,165	49,516	73,894	84,011
Total net revenues	90,552	88,532	115,654	159,883
Gross profit	31,139	33,631	44,058	64,617
Income from operations	6,071	8,800	18,496	33,428
Interest expense, net	(1,615)	(1,187)	(1,382)	(1,600)
Equity in losses of INOVA Geophysical	(860)	(4,173)	(4,811)	(13,018)
Impairment of cost method investment	—	—	—	(1,312)
Other income (expense)	(2,999)	497	199	168
Income tax expense	147	1,085	3,484	5,420
Net income attributable to noncontrolling interests	25	44	34	105
Preferred stock dividends	338	338	338	338
Net income applicable to common shares	$ 137	$ 2,558	$ 8,714	$ 12,013
Net income per share:				
Basic	$ 0.00	$ 0.02	$ 0.06	$ 0.08
Diluted	$ 0.00	$ 0.02	$ 0.06	$ 0.08

Year Ended December 31, 2010	Three Months Ended			
	March 31	June 30	September 30	December 31
Product revenues	$ 40,242	$39,433	$ 34,299	$ 51,228
Service revenues	48,477	35,953	87,295	107,395
Total net revenues	88,719	75,386	121,594	158,623
Gross profit	22,366	28,062	48,948	66,357
Income (loss) from operations	(10,977)	5,984	23,369	34,471
Interest expense, net	(25,643)(A)	(1,373)	(1,861)	(1,893)
Loss on disposition of land division	(38,115)	—	—	—
Fair value adjustment of warrant	12,788	—	—	—
Equity in losses of INOVA Geophysical	—	(179)	(8,004)	(15,541)
Gain on legal settlement	—	—	—	24,500
Impairment of cost method investment	—	—	—	(7,650)
Other income (expense)	3,217	(799)	(3,229)	1,039
Income tax expense (benefit)	12,160	2,174	(1,934)	14,542
Preferred stock dividends	875	385	338	338
Net income (loss) applicable to common shares	$(71,765)	$ 1,074	$ 11,871	$ 20,046
Net income (loss) per share:				
Basic	$ (0.60)	$ 0.01	$ 0.08	$ 0.13
Diluted	$ (0.60)	$ 0.01	$ 0.08	$ 0.13

(A) Includes approximately $18.8 million of write-offs of debt discount and debt issuance costs.

(23) Certain Relationships and Related Party Transactions

For 2011, 2010 and 2009, the Company recorded revenues from BGP of $34.5 million, $16.9 million and $32.2 million, respectively. A majority of the revenues from BGP for 2011 related to the sale of a twelve-streamer DigiSTREAMER system. Receivables due from BGP were $15.2 million (approximately $13.2 million of this receivable was collected in January 2012) and $3.0 million at December 31, 2011 and 2010, respectively. BGP owned approximately 15.3% (purchased in March 2010) of the Company's outstanding common stock as of December 31, 2011.

The Company was a party to a support and transition agreement to provide INOVA Geophysical with certain administrative services including tax, legal, information technology, treasury, human resources, bookkeeping, facilities and marketing services. The terms of the arrangement provide for INOVA Geophysical to pay approximately $0.3 million per month (beginning in April 2010) for services and to reimburse the Company for third-party and lease costs incurred by the Company directly related to the administrative support of INOVA Geophysical. The term of the agreement is for two years and will automatically renew for one-year periods, unless either party provides notice of its intent to terminate the agreement. At December 31, 2011, approximately $0.9 million was owed by INOVA Geophysical under the support and transition agreement and reflected in the balance of Accounts Receivable, net. The majority of these shared services provided by the Company are reflected as reductions to general and administrative expense. INOVA Geophysical has provided notice of its intent to terminate the agreement and services are expected to end by June 30, 2012.

Mr. James M. Lapeyre, Jr. is the Lead Independent Director on ION's board of directors, the former chairman of ION's board of directors and a significant equity owner of Laitram, L.L.C. (Laitram), and he has served as president of Laitram and its predecessors since 1989. Laitram is a privately-owned, New Orleans-based manufacturer of food processing equipment and modular conveyor belts. Mr. Lapeyre and Laitram together owned approximately 6.0% of the Company's outstanding common stock as of December 31, 2011.

The Company acquired DigiCourse, Inc., the Company's marine positioning products business, from Laitram in 1998. In connection with that acquisition, the Company entered into a Continued Services Agreement with Laitram under which Laitram agreed to provide the Company certain bookkeeping, software, manufacturing, and maintenance services. Manufacturing services consist primarily of machining of parts for the Company's marine positioning systems. The term of this agreement expired in September 2001 but the Company continues to operate under its terms. In addition, from time to time, when the Company has requested, the legal staff of Laitram has advised the Company on certain intellectual property matters with regard to the Company's marine positioning systems. Under an amended lease of commercial property dated February 1, 2006, between Lapeyre Properties, L.L.C. (an affiliate of Laitram) and ION, the Company has leased certain office and warehouse space from Lapeyre Properties through January 2014, with the right to terminate the lease sooner upon 12 months' notice. During 2011, the Company paid Laitram and its affiliates a total of approximately $6.3 million, which consisted of approximately $5.4 million for manufacturing services, $0.7 million for rent and other pass-through third party facilities charges, and $0.1 million for reimbursement for costs related to providing administrative and other back-office support services in connection with the Company's Louisiana marine operations. For the 2010 and 2009 fiscal years, the Company paid Laitram and its affiliates a total of approximately $3.1 million and $4.0 million, respectively, for these services. In the opinion of the Company's management, the terms of these services are fair and reasonable and as favorable to the Company as those that could have been obtained from unrelated third parties at the time of their performance.

SCHEDULE II

ION GEOPHYSICAL CORPORATION AND SUBSIDIARIES
VALUATION AND QUALIFYING ACCOUNTS

Year Ended December 31, 2009	Balance at Beginning of Year	Charged (Credited) to Costs and Expenses	Deductions	Balance at End of Year
	(In thousands)			
Allowances for doubtful accounts	$ 5,685	$ 3,457	$(3,468)	$ 5,674
Allowances for doubtful notes	—	71	—	71
Warranty	10,526	(2,121)	(3,317)	5,088
Valuation allowance on deferred tax assets	29,098	6,531	(2,503)	33,126

Year Ended December 31, 2010	Balance at Beginning of Year	Disposed Reserves During the Period	Charged (Credited) to Costs and Expenses	Deductions	Balance at End of Year
	(In thousands)				
Allowances for doubtful accounts	$ 5,674	$ (4,273)	$ 1,689	$(2,245)	$ 845
Allowances for doubtful notes	71	(71)	—	—	—
Warranty	5,088	(3,821)	443	(926)	784
Valuation allowance on deferred tax assets	33,126	(15,897)	45,471	—	62,700

Year Ended December 31, 2011	Balance at Beginning of Year	Charged (Credited) to Costs and Expenses	Deductions	Balance at End of Year
	(In thousands)			
Allowances for doubtful accounts	$ 845	$ 597	$ (244)	$ 1,198
Warranty	784	1,165	(1,234)	715
Valuation allowance on deferred tax assets	62,700	6,775	—	69,475

CORPORATE INFORMATION

→ Executive Officers

R. Brian Hanson
President, Chief Executive Officer and Director

Nikolaos Bernitsas
Senior Vice President, GX Technology

Gregory J. Heinlein
Senior Vice President and Chief Financial Officer

Dave Moffat
Senior Vice President, Marine Imaging Systems

David L. Roland
Senior Vice President, General Counsel and Corporate Secretary

Ken Williamson
Senior Vice President, GeoVentures

Michael L. Morrison
Vice President and Corporate Controller

→ Board of Directors

Robert P. (Bob) Peebler
Executive Chairman, ION Geophysical Corporation

James M. (Jay) Lapeyre
Lead Independent Director
President, The Laitram Corporation

David H. Barr
President and Chief Executive Officer, Logan International Inc.

R. Brian Hanson
President and Chief Executive Officer, ION Geophysical Corporation

Hao Huimin
Chief Geophysicist, BGP Inc., China National Petroleum Corporation

Michael C. Jennings
President and Chief Executive Officer, HollyFrontier Corporation

Franklin Myers
Operating Advisor, Paine & Partners L.L.C.

S. James Nelson, Jr.
Retired Vice Chairman, Cal Dive International, Inc. (now Helix Energy Solutions Group, Inc.)

John N. Seitz
Founder and Vice Chairman of the Board, Endeavor International Corporation

→ Investor Relations

Shareholders, securities analysts, portfolio managers, or brokers seeking information about the Company are welcome to call Investor Relations at +1.281.933.3339. If you prefer, you may send your requests to the Investor Relations e-mail address: ir@iongeo.com Recent news releases, financial information, and SEC filings can be downloaded from the Company's website at iongeo.com.

→ Annual Report on Form 10-K

ION Geophysical Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which is furnished as part of this Annual Report to Shareholders, is also available upon request without charge from:

ION Geophysical Corporation
Attn: Investor Relations
2105 CityWest Blvd., Suite 400
Houston, Texas 77042-2839

→ Annual Meeting

The Annual Meeting of Stockholders of ION Geophysical Corporation will be held at the offices of the Company located at 2105 CityWest Blvd., Suite 400, Houston, Texas, on May 23, 2012, at 9:00 AM CST.

→ Stock Transfer Agent

Computershare Investor Service
2 North LaSalle St.
Chicago, Illinois 60602

→ Independent Auditors

Ernst & Young LLP
5 Houston Center
Suite 1200
1401 McKinney St.
Houston, Texas 77010
713.750.1500

→ CEO and CFO Certificates

The Company has included as Exhibit 31 to its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the Securities and Exchange Commission, certificates of the Chief Executive Officer and Chief Financial Officer of the Company certifying the quality of the Company's public disclosure and the Company has submitted to the New York Stock Exchange a certificate of the Chief Executive Officer of the Company certifying that he is not aware of any violation by the Company of the New York Stock Exchange corporate governance listing standards.

→ Statement for Purpose of Forward-Looking Statements

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements concerning expected future financial positions, sales, results of operations, cash flows, funds from operations, financing plans, gross margins, business strategy, budgets, projected costs and expenses, capital expenditures, competitive position, product offerings, technology developments, access to capital and growth opportunities, results of litigation, cash needs and sources of cash, including availability under the Company's revolving line of credit facility, compliance with debt financial covenants, sales and market growth, benefits to be obtained by the Company from the INOVA joint venture with BGP, and other statements that are not of historical fact. Actual results may vary materially from those described in these forward-looking statements. All forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties. These risks and uncertainties include risks of audit adjustments and other modifications to the Company's financial statements not currently foreseen, unanticipated delays in the timing and development of the Company's products and services and market acceptance of the Company's new and revised product offerings; risks associated with economic downturns and volatile credit environments; risks associated with the performance of INOVA; risks associated with the Company's level of indebtedness, including compliance with debt covenants; risks associated with competitors' product offerings and pricing pressures resulting therefrom; the relatively small number of customers that the Company currently relies upon; the fact that a significant portion of the Company's revenues is derived from foreign sales; risks associated with pending and future litigation, risks regarding international, political, and economic events and turmoil; risks that sources of capital may not prove adequate; risks regarding the Company's inability to produce products to preserve and increase market share; risks related to collection of receivables; and risks related to technological and marketplace changes affecting the Company's product line. Additional risk factors, which could not affect actual results, are disclosed by the Company from time to time in its filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 31, 2011. The information contained herein includes references to trademarks, service marks and registered marks of ION Geophysical Corporation and our subsidiaries as indicated. Except where stated otherwise or unless the context otherwise requires, the terms "ARIES II," "DigiCOURSE," "DigiFIN," "DigiSHOT," "FireFly," "GATOR," "GATOR II," "Orca," "REFLEX," "Scorpion," "SPECTRA," "VectorSeis," and "XVib" refer to ARIES II®, DIGICOURSE®, DigiFIN®, DIGISHOT®, FIREFLY®, GATOR®, GATOR II®, ORCA®, REFLEX®, SCORPION®, SPECTRA®, VECTORSEIS®, and XVIB® registered marks owned by ION or INOVA Geophysical, and the terms "AHV-IV," "ARIES," "AZIM," "BasinSPAN," "BrasilSPAN," "Calypso," "ClearfieldSCAN," "DigiSTREAMER," "G3i," "GeoVentures," "GulfSPAN," "Hawk," "Optimiser," "PolandSPAN," "ResSCAN," "Shot Pro," "UniVib" and "Vib Pro" refer to AHV-IV, ARIES, AZIM, BasinSPAN, BrasilSPAN, Calypso, ClearfieldSCAN, DigiSTREAMER, G3i, GeoVentures, GulfSPAN, Hawk, Optimiser, PolandSPAN, ResSCAN, Shot Pro, UniVib and Vib Pro trademarks and service marks owned by ION or INOVA Geophysical.





ION Geophysical Corporation
2105 CityWest Blvd., Suite 400
Houston, TX 77042 USA
Phone +1 281 933 3339
Fax +1 281 879 3626
iongeo.com